Form 20-F
period 2012-01-31
ARGENTEX MINING CORP
filed 2012-05-10
CIK 1167887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2012

 OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_______________________

For the transition period from ____________________ to ____________________

Commission file number 000-49995

ARGENTEX MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 835, 1100 Melville Street
Vancouver, British Columbia V6E 4A6, Canada
604.568.2496
(Address of principal executive offices)

Peter Ball, President,
Suite 835, 1100 Melville Street
Vancouver, British Columbia V6E 4A6, Canada
Telephone: 604.568.2496
Fax: 604.568.1540
Email: peter@argentexmining.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 71,437,317 common shares, without par value, issued and outstanding as of January, 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES     [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES     [X] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] YES     [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17     [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
[   ] YES     [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] YES     [   ] NO

PART I

GENERAL

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this Annual report on Form 20-F include statements about:

  our plans to update our Resource Estimate Technical report (defined below); our future exploration programs and results,

  the development potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner to carry out exploration activities;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political developments in Argentina; and

  the risks in the section of this Annual report on Form 20-F entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this Annual report on Form 20-F are qualified by this cautionary statement.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. All references to CDN$ are to Canadian dollars and all references to US$ are to United States dollars.

ITEM 1              Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2              Offer Statistics and Expected Timetable

Not applicable.

ITEM 3              Key Information

A.              Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended January 31, 2012. The information presented below for the five year period ended January 31, 2012 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)	Year Ended January 31, 2010 (audited)	Year Ended January 31, 2009 (audited)	Year Ended January 31, 2008 (audited)
	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	9,051,301	5,167,893	2,644,324	4,531,194	3,691,140
Net Loss	8,998,382	5,164,198	2,658,296	4,527,835	3,688,314
Basic and Diluted Loss Per Share	$0.14	$0.11	$0.07	$0.15	$0.15

	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)	Year Ended January 31, 2010 (audited)	Year Ended January 31, 2009 (audited)	Year Ended January 31, 2008 (audited)
	($)	($)	($)	($)	($)
Mineral Properties	815,000	815,000	Nil	Nil	Nil
Total Assets	10,646,310	6,963,168	3,372,176	165,091	901,858
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil	Nil
Shares Outstanding	71,437,317	56,587,922	43,921,754	32,590,553	28,311,552

B.              Capitalization and Indebtedness

Not applicable

C.              Reasons for the Offer and Use of Proceeds

Not applicable

D.              Risk Factors

Much of the information included in this report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and its management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by law, we undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating our company, our business and any investment in our business, readers should carefully consider the following factors:

Risks Relating to our recent Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

             Risks Associated With Mining

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration and development operations are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2011 are around 14%, however, unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

In April of 2012, the Federal government of Argentina expropriated 51% of the equity interest in YPF, Argentina’s largest oil and gas company, from the Spanish company Repsol, without payment of any compensation. Argentina’s President claimed that control of YPF was vital to the Argentinean national interest because Repsol had drained YPF instead of investing the money needed by YPF to meet domestic demand for fuel. Repsol disputes the claim and has said that it intends to seek full compensation. It remains to be seen what effect the nationalization of YPF will have on other industries in Argentina and the future of foreign investment in Argentina.

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all of the hazards and risks inherent in these activities and, if we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations and the economic viability of any of our exploration properties and projects cannot be accurately predicted.

We expect to derive revenues, if any, either from the sale of our mineral properties or from the extraction and sale of precious and base metals such as gold, silver, zinc and indium. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors is based on the price of precious metals and therefore the economic viability of any of our exploration properties cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

             Risks Associated with Our Company

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

ITEM 4              Information on Company

A.              History and Development

Name

Our company’s legal and commercial name is “Argentex Mining Corporation”.

Principal Office

Our head office is located at Suite 835, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada.

Our telephone number is 604.568.2496 and facsimile number is 604.568.1540.

Corporate Information

We were originally incorporated in the State of Nevada on December 21, 2001 under the name “Delbrook Corporation”, with authorized capital of 100,000,000 shares of common stock with a par value of $0.001 and 100,000,000 shares of preferred stock with a par value of $0.001. As discussed in more detail below, in “Corporate Events”, we have since changed our name to “Argentex Mining Corporation” and moved our jurisdiction of domicile twice - from Nevada to Delaware in 2007 and from Delaware to British Columbia, Canada, in 2011. We are currently a British Columbia corporation governed by the laws of British Columbia, and we are authorized to issue an unlimited number of common shares (without any par value) and an unlimited number of preferred shares (without any par value).

Our common stock is currently listed for trading on the TSX Venture Exchange under the symbol “ATX” and we have registered our common stock under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on September 10, 2002 with the United States Securities and Exchange Commission. We are listed under the symbol “AGXMF” on both the OTCQB and OTCBB Exchanges.

We have one wholly-owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, which we formed under the laws of the State of Nevada on February 13, 2004 for the purpose of acquiring and exploring natural resource properties in Argentina. On June 3, 2011, we changed the jurisdiction of incorporation of SCRN Properties Ltd. from the State of Delaware to the Province of British Columbia, Canada.

Important Events

Corporate Events

On March 15, 2004, we changed our name to “Argentex Mining Corporation”. We effected this name change by merging with our wholly owned subsidiary, “Argentex Mining Corporation”, a Nevada corporation that we formed specifically for this purpose. Our company was the surviving company in the merger. On November 5, 2007, we moved our state of domicile from Nevada to Delaware. This re-domicile was effected by merging with our wholly owned subsidiary “Argentex Mining Corporation”, a Delaware corporation that we formed specifically for this purpose. Our subsidiary was the surviving entity upon completion of the merger. On April 29, 2011, our shareholders approved the change of corporate jurisdiction of our company from the State of Delaware to the Province of British Columbia, Canada. We began filing the documents necessary to effect this change on June 3, 2011. On June 3, 2011, our subsidiary SCRN Properties was continued into the Province of British Columbia. On June 3, 2011, our company merged into its wholly-owned Nevada subsidiary (which was incorporated in the State of Nevada for this sole purpose) and, on June 8, 2011, our company was continued from the State of Nevada and into the Province of British Columbia, Canada.

Pinguino

We purchased most of the mineral claims that comprise our flagship Pinguino property pursuant to a mineral property option agreement dated February 24, 2004 between our company and Christopher Dyakowski, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director. The purchase price for the property was approximately $393,390 (CDN$450,000 at the exchange rates in effect when we paid the purchase price) and was paid in five instalments. In 2006, we staked the Plata Leon claim, which is located on the northern boundary of the property we purchased from Mr. Dyakowski.

All of the Pinguino property except for the Plata Leon claim is subject to a 2% net smelter returns royalty in favor of Mr. Dyakowski. We have the right to purchase one half of Mr. Dyakowski's net smelter returns royalty from the Pinguino property for the sum of approximately $1,032,200 (CDN$1,000,000) and all of it for the sum of approximately $2,064,400 (CDN$2,000,000). Title to all of the claims comprising the Pinguino property is registered in the name of our subsidiary, SCRN Properties Ltd.

On December 17, 2010, we purchased the surface rights to a significant portion of the Pinguino property located in the Santa Cruz Province of Argentina for a purchase price of $815,000.

Santa Cruz

We own interests in 21 additional mineral claims in the Santa Cruz Province of Argentina that we have historically referred to as our "Santa Cruz properties". The Santa Cruz properties are comprised of seven individual properties known as Condor (six claims), Contreras (two claims), Nuevo Oro (two claims), La Leona (one claim), Merlot and Cabernet (three claims), Diamante (two claims) and the CV Properties (five claims including the Boreal claim, which is nearby but not contiguous to the other four claims that are included in this property).

We acquired the Nuevo Oro, La Leona, Contreras, three of the five claims in the CV Properties and one of the Diamante claims pursuant to the terms of a mineral property acquisition agreement dated February 24, 2004 between our company and Christopher Dyakowski. As consideration for these claims, we issued to Mr. Dyakowski, subject to escrow and return to treasury conditions, a total of 833,333 common shares of our company. As the result of a March 15, 2004 share dividend, these 833,333 shares were increased to 2,499,999 shares. Under the agreement, these shares were to be returned to treasury if we did not commence work on these Santa Cruz claims, the Pinguino property and/or the Rio Negro claims then owned by SCRN Properties Ltd (see discussion of the SCRN property, below) on or before April 30, 2004. As we commenced our work program prior to April 30, 2004, these 2,499,999 shares were not returned to treasury at that time. Under the agreement, these shares were to continue to be held in escrow and released to Mr. Dyakowski, if at all, in installments over a period of time and upon the occurrence of certain events. These escrow provisions were subsequently deleted, and the number of shares to be released to Mr. Dyakowski was reduced, pursuant to the terms of a Restated Amendment to Mineral Property Acquisition Agreements dated as of August 8, 2005.

We acquired the second of the Diamante claims and one of the remaining CV Properties claims, as well as three mineral claims located in the Rio Negro Province (Pilquin 1, 12 and 13) pursuant to a mineral property acquisition agreement dated February 20, 2004 with Storm Cat Energy Corp. We paid to Storm Cat Energy Corp. the sum of approximately $7,528 for all five of these claims. At the time of this acquisition in February, 2004, Storm Cat Energy Corp. was an affiliate of Christopher Dyakowski.

Condor

We acquired the Condor property pursuant to a mineral property acquisition agreement dated February 20, 2004 between our company and San Telmo Energy Ltd. As consideration for the Condor property we paid to San Telmo Energy Ltd. the sum of approximately $7,528 (CDN$10,000). The Condor property is subject to a 2% net smelter returns royalty in favor of San Telmo Energy Ltd. We have the right to repurchase one half of this royalty for approximately $1,032,200 (CDN$1,000,000) and all of this royalty for approximately $2,064,400 (CDN$2,000,000). At the time of this acquisition in February, 2004, San Telmo Energy Ltd. was an affiliate of Christopher Dyakowski.

SCRN Properties Ltd.

We acquired all of the issued and outstanding shares of SCRN Properties Ltd., pursuant to the terms of a share purchase agreement dated February 24, 2004 with Christopher Dyakowski. At the time, SCRN Properties Ltd. owned 15 mineral claims located in the Rio Negro Province of Argentina (Mochas 1, 2 and 3, Catre 1 and 2, and Pilquin 2 -11). Under this share purchase agreement, Mr. Dyakowski sold to our company all of the issued and outstanding shares of SCRN Properties Ltd. in exchange for a total of 833,333 common shares of our company, which we issued to Mr. Dyakowski subject to escrow and return-to-treasury conditions. As the result of a March 15, 2004 share dividend, these 833,333 shares were increased to 2,499,999 shares. Under the agreement, these shares were to be returned to treasury if we did not commence work on one or more of the Santa Cruz properties, the Pinguino property or the SCRN property on or before April 30, 2004. As we commenced our work program prior to April 30, 2004, these 2,499,999 shares were not returned to treasury at that time. Under the agreement, these shares were to continue to be held in escrow and released to Mr. Dyakowski, if at all, in installments over a period of time and upon the occurrence of certain events. These escrow provisions were subsequently deleted, and the number of shares to be released to Mr. Dyakowski was reduced, pursuant to the terms of a Restated Amendment to Mineral Property Acquisition Agreements dated as of August 8, 2005.

On June 30, 2005, we entered into an amending agreement with Christopher Dyakowski whereby we amended the mineral property acquisition agreement dated as of February 24, 2004 pertaining to the Santa Cruz properties, the share purchase agreement dated as of February 24, 2004 pertaining to the acquisition of all of the issued and outstanding shares of SCRN Properties Ltd., and an Escrow Agreement dated as of March 4, 2004. This amending agreement was restated August 8, 2005. In the restated amending agreement we agreed to release the 4,999,998 common shares of our company that were being held in escrow pursuant to the SCRN share purchase agreement and the Dyakowski mineral property acquisition agreement (each as to 2,499,999 common shares). Under the terms of the release, 4,749,998 of these shares were released to our company for cancellation, and the balance of 250,000 shares were released to Mr. Dyakowski as payment in full for the transfer of the Dyakowski property mineral claims and the shares of SCRN Properties Ltd. Under the amending agreement, Mr. Dyakowski continued to be responsible to complete the registration of legal title to all of the mineral properties in the name of our wholly-owned subsidiary, SCRN Properties Ltd.

Capital Expenditures

During the years ended January 31, 2012 we spent the following respective amounts on capital expenditures:

2012-$363,682
2011-$78,201
2010-$25,349

Our 2012 capital expenditures were primarily incurred during our fourth quarter, when we began construction of a permanent camp at Pinguino and spent $294,961 to construct two buildings. Our 2011 and 2010 capital expenditures were spent on various smaller items.

B.              Business Overview

General

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Rio Negro and Santa Cruz provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to the Argentine claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pinguino property and we have concentrated the majority of our exploration efforts on this property. During the remainder of the year, we intend to continue to focus our efforts primarily on our Pinguino property and two of our other properties that are also located in the Santa Cruz province of Argentina – the Contreras property and the Condor property.

We have not determined whether any of our properties contain any mineral reserve. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/about/forms/industryguides.pdf) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. There is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit would constitute a reserve. Please refer to the section entitled “Risk Factors” for additional information about the risks of mineral exploration.

We have not begun significant operations and are considered an exploration stage company, as that term is defined in Industry Guide 7.

International Finance Corporation

On October 26, 2010, we issued 10,804,706 units to International Finance Corporation at a price of $0.66 (CDN$0.68) per unit for gross proceeds of $7,120,069 (CDN$7,347,200) pursuant to an equity and warrant subscription agreement that we entered into on September 24, 2010. Each unit consisted of one common share and one warrant, each warrant entitling International Finance Corporation to purchase one common share of our company at a price of approximately $1.14 (CDN$1.14) per share until October 26, 2015.

International Finance Corporation, a member of the World Bank Group, is a large development institution focused on the private sector in developing countries. It offers mining clients in developing countries a broad range of financial and advisory services throughout the mining life cycle. Through its early equity investment program, it assists exploration-stage companies such as our company with financing and advice on best practice environmental and social management.

Pursuant to the equity and warrant subscription agreement, we agreed to, among other things, through our employees, agents, contractors and subcontractors, and subsidiaries, ensure that the design, construction, operation, maintenance, management and monitoring of our sites, plants, equipment, operations and facilities are undertaken in compliance with, among other things, certain social and environmental measures to enable our projects to be explored and developed in compliance with Performance Standards on Social & Environmental Sustainability, dated April 30, 2006, of International Finance Corporation.

Employees

As of May 1, 2012, our company has two employees and our subsidiary, SCRN Properties Ltd., has thirteen full time permanent employees, twelve full time temporary employees, eight individuals working for us through a scholarship agreement with the University of La Plata and two consultants in Argentina. Our interim President, who is also our Executive Vice President of Corporate Development, and our Chief Financial Officer provide services pursuant to consulting agreements. None of our consultants, including our Chief Financial Officer but excluding our President and our Executive Vice President of Corporate Development, are required by the terms of their consulting agreements to spend all of their time on our affairs. Our Chief Financial Officer is required to spend approximately 80% of his working time on our affairs. Our Interim President, who is also our Executive Vice President of Corporate Development, is required to spend sufficient time to perform his duties. We also engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

We retain consultants on the basis of ability and experience. Except as set forth above, neither we nor any person acting on our behalf has any preliminary agreement or understanding, nor do we contemplate any such agreement concerning any aspect of our operations pursuant to which any person would be hired, compensated or paid a finder's fee.

Governmental Regulations

Most of our exploration properties are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise the capital required to continue to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2011 are around 14%, however, unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse affect on our ability to exploit any minerals on any of our properties.

In April of 2012, the Federal government of Argentina expropriated 51% of the equity interest in YPF, Argentina's largest oil and gas company, from the Spanish company Repsol, without payment of any compensation. Argentina's President claimed that control of YPF was vital to the Argentinean national interest because Repsol had drained YPF instead of investing the money needed by YPF to meet domestic demand for fuel. Repsol disputes the claim and has said that it intends to seek full compensation. It remains to be seen what effect the nationalization of YPF will have on other industries in Argentina and the future of foreign investment in that country.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. According to the Argentine Political State Organization, the mines (and the minerals therein) belong to the provinces in which they are located, which grant exploration permits and mine concessions to applicants.

However, the rights, obligations, and procedures for the acquisition, exploration, exploitation and use of mineral substances in Argentina are regulated by the federal government pursuant to the National Mining Code (the "National Mining Code"), though the Provinces have the power to regulate procedural aspects of the National Mining Code through Provincial Mining Procedure Codes and to organize the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities. Although the National Mining Code regulates the main aspects of environmental regulations, the provinces act as enforcement authorities.

Furthermore, in application of Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws which are directly or indirectly applicable to mining activities.

National Mining Code

The National Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, lead, etc. whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, earthy minerals, industrial minerals, etc. that belong to the land owner. Except for minerals described in item (ii), above, mineral rights in Argentina are separate from surface ownership rights. Creek bed and placer deposits, as well as abandoned tailings, radioactive minerals and mine waste rock deposits, are included in the latter mineral class.

Cateo

A cateo (Spanish for “search”) is an exploration concession which permits one to search for minerals but does not permit mining, though it gives the owner a preferential right to apply for a mining concession for the exploitation of minerals discovered in the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha). No person may hold more than 20 permits or 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be relinquished. At 700 days, 50% of the area remaining must be relinquished. Extensions may be granted to allow for bad weather, difficult access, or similar issues. Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i) an application is made in respect of a designated area, describing a minimum work program and providing an estimate of the investment to be made and a schedule for exploration;

(ii) approval is granted by the province and a formal placement on the official map or graphic register is made provided, the requested area is not superseded by a previous mining right;

(iii) publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim, and;

(iv) upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years. Applications are processed on a first-come, first-served basis. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of ARS$400 per unit (approximately $100) was payable upon the application for a cateo. The canon fee for the cateo is paid once for the entire term of the exploration permit.

Manifestación de descubrimiento (elsewhere referred to as “manifestation of discovery”)

This is the status of a tenement in respect of which a discovery has been reported to the relevant authority during the exploration stage. It is effectively a procedural stage between exploration rights being converted into mining rights. At this stage, the tenement boundaries are redefined to encompass the specific area of the discovery.

Mina

Although the prior grant of a cateo is not a pre-condition for the granting of an exploitation right, the most common way to acquire a mina is to discover a mine as a consequence of exploration pursuant to a cateo. To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in "pertenencias". Each mina may consist of one or more pertenencias. "Common pertenencias" are six hectares and "disseminated pertenencias" are 100 hectares (relating to disseminated deposits of metals rather than discrete veins). Once granted, minas have an indefinite term assuming exploration development or mining is in progress in accordance with applicable law and the annual canon is paid. To convert an exploration concession to a mining concession requires a declaration of manifestation of discovery wherein a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of the pertenencias. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may conduct further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed. A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered. The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development. Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence mine operation as long as the environmental impact assessment has been approved. Any person may oppose to the granting of the mining concession, whether a holder of an overlapping cateo, a land-owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected. Within 30 days after the resolution of any dispute against the location, nature, or assignment of the mining concession, the holder of the mining concession must submit a legal survey of the properties (lots) requested for the mine, within the maximum property limits allowed by the National Mining Code. The request is published in an official bulletin and may also be subject to dispute. Approval and registration of the legal survey request by the mining authority constitutes formal title to the mining property.

New mining concessions may also be awarded for mines that were abandoned or for which the original mining concessions have expired. In such cases, the first person claiming an interest in the property will have priority. A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill four conditions as part of its mining concession in order to maintain its title in good standing: (i) pay the mining canons; (ii) provide the minimum amount of investment; (iii) provide the required environmental report and (iv) reactivate the mine if it has been shut down for more than four years, if so demanded by the mining authority.

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal installments twice yearly. The canon is set by national law according to the category of the mine. In general, the canon due per year is ARS$80 per 6 ha pertenencia for common ore bodies held by the mining concession, or ARS$800 per 100 ha pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right for a period of 45 days after being so notified by the Mining Authority, by paying the outstanding canon plus a fine equal to 20% of the unpaid canon. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in fixed assets on the property to a minimum of at least 500 times the value of the annual mining canon over a period of five years. In the first two years, 20% of the total required investment must be made each year. For the final three years, the remaining 60% of the total required investment may be distributed in another manner. The mining concession expires if the minimum required investment schedule is not met. If the exploration or exploitation work at the mine is suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work. Failure to file such a reactivation plan within 6 months results in the cancellation of the mining right. Such work must be completed on the property within a maximum period of five years.

A new mining operation is entitled to national, provincial, and municipal tax exemptions for five years. The exemptions commence with the awarding of formal title to the mine. The Mining Investment Act has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices. Depreciation of infrastructure occurs over a three year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight-line method of 33.33% . The major taxes that affect the mining sector are the National Income Tax (35%), Gross Revenue Tax (one percent of revenue, depending on the province) and Mining Royalties of up to a maximum of three percent (3%) of the “mouth of mine” value of production, depending on the province.

Compliance with Environmental Laws

The Environmental Protection Section of the National Mining Code of Argentina, enacted in 1995, requires that each Provincial government monitor and enforce the laws pertaining to subscribed development and protection of the environment. The National Constitution establishes that the Federal Government has to set the minimum standards. Provinces are entitled to strengthen those standards.

Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

A party wishing to commence or modify any mining-related activity as defined by the National Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (“PEMU”) an Informe de Impacto Ambiental or Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. The PEMU has a 60-day period to review and either approve or reject the EIA. However, the EIA is not considered to be automatically approved if the PEMU has not responded within that period. If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a 30-day period in which to resubmit the document.

If accepted by the PEMU, the EIA is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact (“DEI”) which the party must swear to uphold during the mining-related activity in question. The DEI must be updated every two years, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Section of the National Mining Code, and may include warnings, fines, suspension of environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Further to the provisions of the National Mining Code on Environmental Protection, mining activities are also subject to other environmental regulations issued at the federal and provincial level (from the province where those activities are conducted).

All mineral rights described above are considered to be proprietary rights and can be sold, leased or assigned to third parties on a commercial basis. As described before, cateos and minas can be forfeited if minimum work and investment requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

C.              Organizational Structure

The Company currently owns 100% of SCRN Properties Ltd., a company governed by the laws of the Province of British Columbia.

D.              Property, Plant and Equipment

Our principal offices consist of approximately 2,295 square feet of office space located at Suite 835, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada. Our telephone number at our principal office is 604.568.2496. Our fax number is 604.568.1540. We lease these premises pursuant to a lease agreement dated December 2, 2010. This lease is for a term of five years and one month beginning January 1, 2011 (with rent commencing February 1, 2011) and provides for the payment of a total monthly rental of approximately US$6,954 (CDN$6,954) during the first three years and a monthly rental of approximately US$7,524 (CDN$7,524) during the last two years of the term. Rent consists of a base rent amount and certain items of additional rent. In addition, we have subleased a portion of our leased premises for two years beginning January 1, 2011 for approximately $2,500 (CDN$2,500) per month. We believe that our office space and facilities are sufficient to meet our present needs and we do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

In addition to our principal offices in Vancouver, British Columbia, our wholly-owned subsidiary, SCRN Properties Ltd. maintains an office in Salta, Argentina and another office in La Plata, Argentina. These are as follows:

(a)              c/o Orlando Rionda, Radio Santiago del Estero 3051, Salta, Argentina, CP4400 Argentina. The telephone number in Salta is 0054-387-424-8651. Our subsidiary does not have a fax number in Argentina.

(b)              Calle 39 – Numero 383 – Departamento 1D – CP 1900. The telephone number in La Plata is 0221-4219721.

Mineral Properties

Our wholly-owned subsidiary company, SCRN Properties Ltd., owns interests in eight mineral properties located in the Santa Cruz province of Argentina and fifteen mineral properties located in the Rio Negro province of Argentina, and we own three contiguous mineral tenures located in south central British Columbia, Canada, known as the Clapperton Property. The Clapperton Property covers an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. On May 25, 2011, we made a cash-in-lieu payment of approximately $3,781 (CDN$3,632), which advances the expiry date of our three mineral tenures to June 7, 2012.

To date, we have concentrated the bulk of our exploration efforts and expenditures on our Pinguino property, which is flagship property in the Santa Cruz province of Argentina. During the remainder of the year, we intend to continue to focus our efforts primarily on our Pinguino property and two of our other properties that are also located in the Santa Cruz province of Argentina – the Contreras property and the Condor property.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, including the Pinguino property, or that we will be able to identify any mineral resource on any of these properties that can be developed profitably. Even if we do discover commercially exploitable levels of mineral resources on any of our properties, which is unlikely, there can be no assurance that we would be able to enter into commercial production of these mineral resources.

The following is a brief description of our mineral properties:

Pinguino Property

The Pingüino property is located in southern Argentina in the north-central part of the Province of Santa Cruz, centered at longitude 68o 34’ West and latitude 48º 00’ South. The location is shown on the map below:

The Pinguino property consists of four “Manifestacions de Descubrimiento”, 30 Pertinencias and one Cateo, described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Tranquilo 1	405.334/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,486
Tranquilo 2	405.335/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,182
Cañadon	405.336/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,827
Pingüino	414.409/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500
Pertinencias 1 – 30	Described by Gauss Kruger Coordinates	SCRN Properties Ltd.	Pertinencia	180
Plata Leon	407.423/06	SCRN Properties Ltd.	Cateo	10,000

All of the Pinguino property except for the 10,000 hectare Plata Leon cateo is subject to a 2% net smelter returns royalty. We have the right to purchase one half of this net smelter returns royalty for the sum of approximately $1,000,000 (CDN$1,000,000) and all of it for the sum of approximately $2,000,000 (CDN$2,000,000). Title to all of the claims comprising the Pinguino property is registered in the name of our subsidiary, SCRN Properties Ltd.

In addition to the mineral claims, we own the surface rights to a significant portion of our Pinguino mineral property.

Our Work on the Pinguino Property to Date

During 2004 we conducted a limited program of prospecting, soil sampling, trenching and trench sampling and IP geophysics. In 2005, we conducted our first drill program, which consisted of 45 short drill holes for a total of 3,010 meters, testing near-surface targets on the Marta vein that were largely determined by previous trenching results.

In 2006, we undertook a second drill program. We continued to focus on the Marta vein system, much of which remained untested from the previous drilling. As with our 2005 drill program, we discovered a number of mineralized silver-gold intervals in the northern part of the Marta vein but, in the southern portion, two drill holes intersected a substructure of the main Marta vein that revealed high lead, zinc, silver, gold and indium values. Other drill holes in the adjacent Yvonne vein also showed a high sulphide content and anomalous base, precious and indium values over significant widths.

In mid-January, 2007, we conducted a follow-up drill program consisting of 30 holes for a total of 3,000 meters. We focused on the central part of the Marta vein system, which included a number of new sulphide targets discovered by detailed mapping, prospecting and geophysics. The results of this program proved the existence of multiple sulphide veins in the central part of the Marta vein system (an area which, at the time, consisted of approximately 4 square kilometers, or 2.4 square miles).

In late 2007, we initiated a large drill program on the Pinguino property, targeting existing mineralized zones along strike and to depth as well as new targets with little or no existing testing. The first zone tested was Marta Centro and results released in early April 2008 confirmed the continuation of known base metal mineralization to depths deeper than previously tested. As part of the overall drill program, we conducted drill testing on Marta Este, Marta Norte, Marta Noroeste and other zones.

During the 2007-2008 exploration program, we completed approximately 20,782.9 meters (68,185 feet) of HQ diamond drilling at Pinguino. We tested a total of 15 base-metal and precious-metal veins in 151 new HQ diamond drill holes. In total, more than 10,000 core samples were collected and sent to Acme Analytical Laboratories for analysis.

In December 2009, we commenced the diamond drilling for the 2009-2010 exploration program at Pinguino. The program was designed to drill test new precious metal targets and expand known discoveries. Drilling was focused on Marta Norte, Marta Noroeste, Luna and the Tranquilo structure. A total of 89 shallow drill holes totalling 6,224 meters (20,414 feet) were completed by the end of the program in June 2010. Two new major discoveries included significant mineralized intersections at Luna and Tranquilo, which fall within the 11 kilometer long Tranquilo Trend structure.

In 2010, we focused on pre-drilling advanced exploration and target definition exploration work. We completed approximately 275 linear km of ground magnetometer surveys with 1,200 meters of trenching and channel sampling in key precious metal mineralized areas. In addition, we initiated a deep gradient Induced Polarization geophysical test on the core sulphide-rich vein area of the property to evaluate the proposed geological model of sulphide-enriched (and potentially mineralized) intrusives at depth, forming the source for the polymetallic veins exposed on surface.

Early in 2011, we initiated a 19,000 meter reverse circulation and diamond drilling program in the shallow oxidized portion of the silver-enriched high grade zones previously discovered at Pinguino. Our objective was to expand those centers of significant mineralization along strike and at depth.

On March 28, 2011 we began to release a series of drilling results from our 2011 exploration program. The first of these contained drill results from the Marta Noroeste vein, including the highest silver grades ever returned on Marta Noroeste with an intersection of 4 meters of 965 g/t Ag and 3.23 g/t Au. On April 12, 2011 we announced the results from the Marta Este and Marta Sur targets, including 12.0 Meters grading 512.5 g/t Ag and 1.12 g/t Au at Marta Este. On May 5, 2011 we announced the results from the Marta Centro and Marta Norte targets, including 8.0 meters grading 470.0 g/t Ag and 1.64 g/t Au within Marta Centro. The fourth set of drilling results included 5.76 Meters Grading 675.7 g/t Ag and 5.99 g/t Au and 61.79 Meters Grading 88.8 g/t Ag and 0.94 g/t Au at Marta Este. The fifth set of drilling results included 13.0 Meters Grading 525.1 g/t Ag at Tranquilo. The following table shows the results for all of the drill holes that we have published from February 1, 2012 through the present date on the Pinguino property:

						In	Au	Ag		Pb	Zn
MARTA NORTHWEST		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MNW	PR14-11	0.00	32.00	32.00	1.4	0.07	41.7	<0.01	0.06	0.01
	VII-MNW	including	3.00	6.00	3.00	0.7	0.48	367.0	0.02	0.23	0.02
	VII-MNW	and include	5.00	6.00	1.00	2.0	1.00	659.0	0.02	0.32	0.02

2	VII-MNW	PR16-11	23.00	24.00	1.00	2.0	0.02	7.4	<0.01	0.02	0.01

3	VII-MNW	PR18-11	23.00	42.00	19.00	1.2	0.18	39.3	<0.01	0.05	0.03
	VII-MNW	including	26.00	27.00	1.00	2.0	2.25	692.0	0.02	0.07	0.02

4	VII-MNW	PR20-11	24.00	32.00	8.00	0.8	0.24	105.9	0.01	0.13	0.03
	VII-MNW	including	26.00	29.00	3.00	0.7	0.34	214.3	0.02	0.11	0.03

5	VII-MNW	PR21-11	88.00	95.00	7.00	0.1	0.26	50.8	<0.01	0.11	0.02
	VII-MNW	including	94.00	95.00	1.00	0.6	1.28	274.0	0.02	0.56	0.04

6	VII-MNW	PR23-11	19.00	28.00	9.00	1.6	1.47	473.0	0.02	0.10	0.03
	VII-MNW	including	23.00	27.00	4.00	1.5	2.78	965.0	0.02	0.11	0.04

7	VII-MNW	PR28-11	16.00	44.00	28.00	1.2	0.07	15.5	<0.01	0.08	0.01
	VII-MNW	including	18.00	20.00	2.00	1.0	0.44	67.5	<0.01	0.04	0.02
	VII-MNW	including	41.00	44.00	3.00	1.3	0.18	46.4	<0.01	0.05	0.02

8	VII-MNW	PR26-11	12.00	25.00	13.00	0.1	0.23	84.6	<0.01	0.07	0.02
	VII-MNW	including	20.00	24.00	4.00	0.2	0.64	209.5	0.01	0.10	0.03

9	VII-MNW	PR141-11	35.00	39.00	4.00	0.0	0.12	28.7	<0.01	0.09	0.02

DDH-1	VII-MNW	P362-11	127.10	140.10	13.00	0.1	0.27	25.3	<0.01	0.04	0.02

10	VII-MNW	PR027-11	26.00	37.00	11.00	0.1	0.04	18.6	<0.01	0.11	0.02

11	VII-MNW	PR017-11	77.00	79.00	2.00	0.0	0.14	31.1	<0.01	0.02	0.02

12	VII-MNW	PR015-11	36.00	48.00	12.00	0.0	0.33	181.8	0.01	0.08	0.01
	VII-MNW	including	40.00	43.00	3.00	0.0	0.95	638.4	0.02	0.16	0.01

13	VII-MNW	PR131-11	58.00	64.00	6.00	0.0	0.20	28.5	<0.01	0.03	0.01

14	VII-MNW	PR123-11	22.00	55.00	33.00	0.0	0.36	63.2	<0.01	0.02	0.01
	VII-MNW	including	22.00	25.00	3.00	0.0	3.56	678.5	0.07	0.12	0.02

15	VII-MNW	PR127-11	40.00	64.00	24.00	0.0	0.80	81.9	0.01	0.04	0.01
	VII-MNW	including	43.00	53.00	10.00	0.1	1.75	165.2	0.02	0.05	0.01

16	VII-MNW	PR024-11	72.00	76.00	4.00	0.0	0.06	30.6	<0.01	0.41	0.05

17	VII-MNW	PR140-11	35.00	37.00	2.00	0.0	0.16	33.3	<0.01	0.06	0.04

18	VII-MNW	PR139-11	22.00	23.00	1.00	0.0	0.11	67.7	0.01	0.15	0.05

DDH-2	VII-MNW	P401-11	196.50	217.05	20.55	0.0	0.16	20.2	<0.01	0.03	0.02
	VII-MNW	including	211.50	216.00	4.50	0.0	0.33	56.2	<0.01	0.06	0.04

DDH-3	VII-MNW	P402-11	234.25	237.70	3.45	0.0	0.43	14.0	<0.01	0.16	0.30

19	VII-MNW	PR150-11	0.00	32.00	32.00	0.0	0.15	53.1	<0.01	0.06	0.01
	VII-MNW	including	18.00	23.00	5.00	0.0	0.70	302.0	0.03	0.17	0.04

20	VII-MNW	PR135-11	14.00	43.00	29.00	0.0	0.34	40.9	<0.01	0.10	0.03
	VII-MNW	including	37.00	43.00	6.00	0.1	1.39	157.1	<0.01	0.28	0.03

21	VII-MNW	PR125-11	1.00	33.00	32.00	0.0	0.52	22.9	<0.01	0.08	0.02
	VII-MNW	including	15.00	17.00	2.00	0.0	7.27	189.5	0.01	0.10	0.05

DDH-4	VII-MNW	P363-11	115.40	165.90	50.50	0.0	0.22	144.1	0.06	0.10	0.03
	VII-MNW	P363-11	116.40	129.50	13.10	0.0	0.74	432.7	0.13	0.10	0.05

22	VII-MNW	PR129-11	31.00	64.00	33.00	0.0	0.78	200.9	0.01	0.08	0.03
	VII-MNW	including	51.00	60.00	9.00	0.1	2.63	682.8	0.03	0.13	0.05

23	VII-MNW	PR019-11	55.00	72.00	17.00	0.0	0.27	28.0	<0.01	0.05	0.02
	VII-MNW	including	70.00	72.00	2.00	0.0	2.13	146.7	0.01	0.08	0.04

24	VII-MNW	PR022-11	48.00	51.00	3.00	0.0	0.15	19.6	<0.01	0.06	0.05

						In	Au	Ag		Pb	Zn
MARTA SUR		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MS	PR66-11	27.00	29.00	2.00	1.0	0.56	13.6	0.01	0.13	0.03

2	VII-MS	PR68-11	24.00	41.00	17.00	0.8	0.15	64.6	0.03	0.55	0.14
	VII-MS	including	27.00	30.00	3.00	0.1	0.36	118.0	0.05	0.76	0.10

3	VII-MS	PR69-11	18.00	36.00	18.00	0.9	0.03	26.5	0.02	0.15	0.09
	VII-MS	including	20.00	21.00	1.00	4.6	0.15	83.0	0.03	0.28	0.08

4	VII-MS	PR71-11	18.00	38.00	20.00	1.0	0.04	26.9	<0.01	0.07	0.04
	VII-MS	including	28.00	29.00	1.00	6.3	0.17	167.0	0.02	0.09	0.05

5	VII-MS	PR74-11 (A)	18.00	23.00	5.00	0.1	0.18	5.8	<0.01	0.08	0.02
	VII-MS	PR74-11 (B)	32.00	36.00	4.00	1.4	0.27	12.9	<0.01	0.11	0.05

6	VII-MS	PR73-11	13.00	46.00	33.00	0.6	0.17	41.5	0.01	0.16	0.10
	VII-MS	including	27.00	37.00	10.00	0.1	0.12	85.0	0.02	0.31	0.12
	VII-MS	and include	35.00	36.00	1.00	0.1	0.17	162.0	0.02	0.35	0.14
	VII-MS	and include	45.00	46.00	1.00	0.7	3.89	42.8	<0.01	0.27	0.07

7	VII-MS	PR78-11	21.00	22.00	1.00	0.0	0.30	0.4	<0.01	0.02	0.03

8	VII-MS	PR81-11 (A)	20.00	27.00	7.00	0.2	0.13	37.2	<0.01	0.38	0.05
	VII-MS	including	21.00	22.00	1.00	0.1	0.50	123.0	<0.01	0.72	0.04
	VII-MS	PR81-11 (B)	65.00	69.00	4.00	0.3	0.04	20.6	<0.01	0.40	1.01

9	VII-MS	PR79-11	21.00	34.00	13.00	0.76	0.11	44.48	0.01	0.48	0.13
	VII-MS	including	21.00	22.00	1.00	0.02	0.66	327.00	0.02	1.26	0.14

10	VII-MS	PR76-11 (A)	23.00	24.00	1.00	0.1	0.55	5.3	<0.01	0.11	0.02
	VII-MS	PR76-11 (B)	29.00	30.00	1.00	1.6	0.08	19.5	0.01	0.52	0.06

DDH-1	VII-MS	P371-11	37.20	55.00	17.80	0.0	1.14	38.8	<0.01	0.01	0.03
	VII-MS	including	37.20	38.80	1.60	0.0	6.03	10.5	<0.01	0.01	0.03
	VII-MS	and including	49.40	52.90	3.50	0.0	2.46	58.5	<0.01	0.01	0.03

DDH-2	VII-MS	P372-11	43.30	49.00	5.70	0.0	0.02	22.2	<0.01	0.01	0.03

						In	Au	Ag		Pb	Zn
MARTA ESTE		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-ME	PR63-11	7.00	34.00	27.00	0.3	0.29	41.5	0.01	0.40	0.03
	VII-ME	including	23.00	25.00	2.00	0.7	0.99	145.1	0.04	0.57	0.06

2	VII-ME	PR65-11	8.00	9.00	1.00	0.0	0.02	14.9	<0.01	0.35	0.03

3	VII-ME	PR54-11	0.00	36.00	36.00	0.8	0.67	51.9	<0.01	0.06	0.02
	VII-ME	including	14.00	28.00	14.00	1.8	1.60	114.2	<0.01	0.07	0.03
	VII-ME	and include	23.00	28.00	5.00	3.5	2.68	202.8	<0.01	0.12	0.04

4	VII-ME	PR55-11	6.00	31.00	25.00	1.9	0.58	78.2	<0.01	0.09	0.03
	VII-ME	including	18.00	31.00	13.00	3.3	1.08	144.7	0.01	0.14	0.05
	VII-ME	and include	23.00	28.00	5.00	6.6	2.36	309.4	0.02	0.17	0.09

5	VII-ME	PR58-11	10.00	36.00	26.00	4.0	0.34	40.8	<0.01	0.12	0.02
	VII-ME	including	24.00	27.00	3.00	3.7	1.35	128.3	<0.01	0.18	0.04

6	VII-ME	PR59-11	9.00	35.00	26.00	2.7	0.73	72.4	<0.01	0.46	0.05
	VII-ME	including	17.00	27.00	10.00	5.9	1.47	149.5	0.02	0.81	0.08
	VII-ME	and include	17.00	19.00	2.00	5.7	2.29	201.0	0.01	0.67	0.05

7	VII-ME	PR61-11	9.00	29.00	20.00	1.3	0.22	34.9	<0.01	0.21	0.04

8	VII-ME	PR62-11	8.00	32.00	24.00	1.0	0.68	277.4	0.02	0.53	0.04
	VII-ME	including	17.00	29.00	12.00	1.2	1.12	512.5	0.03	0.79	0.07
	VII-ME	and include	19.00	25.00	6.00	1.5	1.38	752.2	0.03	0.94	0.06
		and
	VII-ME	including	22.00	25.00	3.00	1.5	1.87	1020.0	0.03	0.95	0.06

DDH-1	VII-ME	P370-11	94.10	149.40	55.30	0.9	0.10	11.3	<0.01	0.22	0.61
	VII-ME	including	94.10	97.10	3.00	0.5	0.46	63.7	0.01	0.94	1.24
	VII-ME	and including	132.60	135.05	2.45	2.2	0.33	35.8	0.01	0.99	2.00
	VII-ME	and including	147.00	149.40	2.40	11.6	0.60	61.8	0.01	1.51	4.25

DDH-2	VII-ME	P369-11	27.77	89.56	61.79	0.6	0.94	88.8	<0.01	0.05	0.04
	VII-ME	including	82.80	88.56	5.76	4.4	5.99	675.7	0.03	0.11	0.06

DDH-3	VII-ME	P367-11 (A)	74.00	75.30	1.30	7.8	0.27	149.0	0.01	1.30	3.58
	VII-ME	P367-11 (B)	145.50	159.80	14.30	28.3	0.14	33.0	0.02	0.68	3.97
	VII-ME	including	147.65	148.60	0.95	2.9	0.76	104.0	0.03	3.34	2.75
	VII-ME	and including	155.20	157.40	2.20	103.1	0.05	50.4	0.05	0.70	7.92

DDH-4	VII-ME	P368-11	14.70	238.90	224.20	2.5	0.05	13.6	<0.01	0.22	0.54
	VII-ME	including	104.40	106.00	1.60	10.7	0.42	198.4	0.02	3.62	7.07
	VII-ME	including	124.00	130.70	6.70	21.1	0.21	90.4	0.01	1.31	2.40
	VII-ME	including	198.75	200.00	1.25	27.5	0.60	131.3	0.04	1.96	6.95

9	VII-ME	PR158-11	0.00	60.00	60.00	0.8	0.26	50.0	0.01	1.10	0.04
	VII-ME	including	40.00	55.00	15.00	2.8	0.61	171.3	0.04	3.62	0.10
	VII-ME	and include	43.00	48.00	5.00	5.1	1.02	365.0	0.06	6.39	0.11

10	VII-ME	PR157-11	8.00	48.00	40.00	0.2	0.25	12.0	<0.01	0.36	0.05

11	VII-ME	PR153-11	43.00	76.00	33.00	0.5	0.48	54.6	<0.01	1.70	0.54
	VII-ME	including	56.00	59.00	3.00	1.7	2.28	227.0	0.02	10.62	2.34

12	VII-ME	PR152-11	0.00	37.00	37.00	0.1	0.21	10.8	<0.01	0.24	0.02
	VII-ME	including	28.00	31.00	3.00	0.3	1.87	42.1	<0.01	0.49	0.02

13	VII-ME	PR149-11	25.00	55.00	30.00	2.2	1.86	443.0	0.01	0.39	0.05
	VII-ME	including	35.00	52.00	17.00	3.5	3.14	761.1	0.02	0.55	0.06
	VII-ME	and include	38.00	47.00	9.00	4.7	5.09	1348.3	0.04	0.47	0.09
	VII-ME	& also incl.	41.00	45.00	4.00	6.4	8.64	2469.3	0.05	0.49	0.14

14	VII-ME	PR148-11	0.00	47.00	47.00	0.9	0.37	82.7	<0.01	0.11	0.02
	VII-ME	including	37.00	41.00	4.00	6.3	3.09	759.8	0.03	0.23	0.06

15	VII-ME	PR147-11	0.00	44.00	44.00	2.8	0.34	71.5	<0.01	0.09	0.02
	VII-ME	PR147-11	31.00	41.00	10.00	8.3	1.12	240.8	0.03	0.27	0.05
	VII-ME	PR147-11	37.00	41.00	4.00	8.5	2.15	394.3	0.04	0.41	0.05

16	VII-ME	PR146-11	0.00	48.00	48.00	0.3	0.25	32.6	<0.01	0.30	0.02
	VII-ME	including	32.00	36.00	4.00	1.8	0.50	164.6	0.01	1.18	0.03

17	VII-ME	PR156-11	13.00	32.00	19.00	0.8	0.21	41.8	<0.01	0.14	0.03
	VII-ME	including	24.00	27.00	3.00	1.4	0.66	185.8	<0.01	0.16	0.05

18	VII-ME	PR155-11	14.00	33.00	19.00	3.3	0.83	90.7	0.01	0.12	0.04
	VII-ME	including	22.00	27.00	5.00	5.3	2.23	256.2	0.03	0.20	0.08

19	VII-ME	PR064-11	26.00	69.00	43.00	0.2	0.21	27.1	<0.01	0.29	0.27
	VII-ME	including	62.00	66.00	4.00	1.6	0.49	120.7	<0.01	2.15	2.51

DDH-5	VII-ME	P366-11 (I)	84.20	95.00	10.80	2.0	0.21	22.3	<0.01	0.30	0.83
	VII-ME	P366-11 (II)	193.90	214.50	20.60	10.1	0.17	17.5	<0.01	0.65	1.37

20	VII-ME	PR137-11	1.00	31.00	30.00	0.4	0.43	90.8	0.01	0.43	0.03
	VII-ME	including	15.00	28.00	13.00	0.6	0.60	162.4	0.03	0.91	0.05
	VII-ME	and include	22.00	25.00	3.00	1.7	1.04	412.3	0.08	2.40	0.08

21	VII-ME	PR154-11	6.00	40.00	34.00	1.0	0.27	56.0	<0.01	0.26	0.03
	VII-ME	including	20.00	27.00	7.00	2.0	0.31	138.5	0.02	0.47	0.08

						In	Au	Ag		Pb	Zn
MARTA OESTE		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MW	PR132-11	24.00	30.00	6.00	1.5	0.17	20.2	<0.01	0.17	0.03

2	VII-MW	PR136-11	47.00	48.00	1.00	0.0	0.03	0.1	<0.01	0.01	0.00

3	VII-MW	PR138-11	28.00	29.00	1.00	0.1	0.02	9.5	<0.01	0.05	0.01

4	VII-MW	PR134-11	2.00	7.00	5.00	0.3	0.03	16.1	<0.01	0.70	1.78

5	VII-MW	PR130-11	28.00	32.00	4.00	2.6	0.26	46.4	<0.01	0.19	0.05

6	VII-MW	PR128-11 (I)	23.00	29.00	6.00	2.0	0.35	29.9	<0.01	0.35	0.03
	VII-MW	PR128-11 (II)	49.00	51.00	2.00	5.5	0.24	28.0	<0.01	0.11	0.09

7	VII-MW	PR126-11	18.00	39.00	21.00	0.6	0.10	23.4	<0.01	0.12	0.05
	VII-MW	including	30.00	31.00	1.00	5.4	0.34	166.0	0.02	0.33	0.10

8	VII-MW	PR122-11 (I)	7.00	19.00	12.00	1.1	0.08	23.3	<0.01	0.31	0.04
	VII-MW	including	14.00	15.00	1.00	2.6	0.13	136.0	0.01	0.41	0.05
	VII-MW	PR122-11 (II)	76.00	84.00	8.00	14.3	0.18	44.3	<0.01	0.54	1.60
	VII-MW	including	81.00	82.00	1.00	83.8	0.94	229.0	0.03	1.84	7.07

9	VII-MW	PR124-11	21.00	51.00	30.00	1.2	0.41	61.5	<0.01	0.44	0.06
	VII-MW	including	30.00	33.00	3.00	9.2	3.18	501.3	0.01	2.68	0.04

						In	Au	Ag		Pb	Zn
MARTA CENTRO		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MC	PR89-11	12.00	31.00	19.00	3.4	0.63	118.05	0.01	0.35	0.07
	VII-MC	including	14.00	17.00	3.00	4.0	3.21	678.00	0.04	0.41	0.27

2	VII-MC	PR90-11	14.00	34.00	20.00	25.2	0.89	205.51	0.02	0.35	0.10
	VII-MC	including	15.00	23.00	8.00	48.6	1.64	470.03	0.03	0.38	0.17
	VII-MC	and include	20.00	23.00	3.00	24.8	3.25	714.33	0.04	0.31	0.13

3	VII-MC	PR88-11 (A)	9.00	11.00	2.00	4.0	0.15	14.70	<0.01	0.23	0.12
	VII-MC	PR88-11 (B)	30.00	32.00	2.00	0.4	0.15	11.90	<0.01	0.28	0.05

4	VII-MC	PR94-11	12.00	28.00	16.00	55.8	0.48	30.02	0.01	0.54	0.06
	VII-MC	including	19.00	26.00	7.00	63.9	0.94	41.64	0.01	0.77	0.07
	VII-MC	and include	25.00	26.00	1.00	113.7	3.33	56.40	0.02	0.83	0.09

5	VII-MC	PR95-11	8.00	24.00	16.00	42.9	1.50	20.41	<0.01	0.45	0.03
	VII-MC	including	17.00	22.00	5.00	51.9	4.39	25.02	<0.01	0.51	0.03
	VII-MC	and include	19.00	20.00	1.00	106.4	18.70	40.10	0.02	0.96	0.07

6	VII-MC	PR96-11	8.00	29.00	21.00	42.5	1.18	86.21	0.01	0.28	0.06
	VII-MC	including	11.00	25.00	14.00	56.7	1.70	118.86	0.02	0.33	0.08
	VII-MC	and include	17.00	24.00	7.00	53.4	2.77	121.94	0.02	0.32	0.07
	VII-MC	and include	19.00	20.00	1.00	47.8	11.30	41.00	0.03	0.16	0.07

7	VII-MC	PR97-11	7.00	21.00	14.00	21.7	0.22	20.6	<0.01	0.24	0.06
	VII-MC	including	7.00	8.00	1.00	12.1	0.10	154.0	<0.01	0.29	0.08

8	VII-MC	PR98-11	9.00	16.00	7.00	59.7	0.26	16.1	0.01	0.28	0.08

9	VII-MC	PR100-11	12.00	19.00	7.00	3.3	0.07	23.7	<0.01	0.09	0.04

10	VII-MC	PR101-11	2.00	21.00	19.00	35.3	0.52	17.4	<0.01	0.68	0.12
	VII-MC	including	14.00	15.00	1.00	121.5	6.35	126.0	0.02	3.23	0.20

11	VII-MC	PR103-11	2.00	26.00	24.00	23.3	0.41	47.9	<0.01	0.61	0.10
	VII-MC	including	12.00	13.00	1.00	224.6	3.21	322.0	0.02	2.75	0.30

12	VII-MC	PR104-11	5.00	23.00	18.00	38.7	0.16	29.4	<0.01	0.60	0.06
	VII-MC	including	18.00	19.00	1.00	138.4	0.95	111.0	<0.01	3.57	0.11

13	VII-MC	PR91-11	10.00	39.00	29.00	45.8	1.33	92.9	0.02	0.37	0.08
	VII-MC	including	12.00	21.00	9.00	120.1	3.83	271.3	0.03	0.55	0.18

14	VII-MC	PR92-11	11.00	50.00	39.00	29.7	0.35	41.9	0.01	0.75	0.45
	VII-MC	including	11.00	22.00	11.00	43.0	1.03	112.7	0.02	1.73	0.06

DDH-1	VII-MC	P377-11	24.15	86.80	62.65	29.8	0.13	21.4	<0.01	0.76	0.95
	VII-MC	including	24.15	36.80	12.65	100.6	0.33	63.0	0.01	2.24	0.05
	VII-MC	and include	30.00	33.00	3.00	154.0	0.72	138.0	0.02	4.77	0.08

DDH-2	VII-MC	P376-11	282.40	304.26	21.86	7.9	0.05	16.1	<0.01	0.45	1.64
	VII-MC	including	297.70	303.12	5.42	13.3	0.12	36.6	0.01	1.08	3.88

DDH-3	VII-MC	P375-11	307.40	322.40	15.00	19.7	0.51	34.1	<0.01	0.72	2.25
	VII-MC	including	315.00	317.40	2.40	62.4	2.74	101.4	0.03	1.84	7.01

DDH-4	VII-MC	P386-11	63.45	77.45	14.00	6.3	0.08	19.8	<0.01	0.30	0.55
	VII-MC	including	75.45	77.45	2.00	0.1	0.39	60.7	<0.01	0.08	0.44

DDH-5	VII-MC	P387-11	88.60	120.75	32.15	4.7	0.07	13.8	<0.01	0.36	0.93
	VII-MC	including	119.55	120.75	1.20	41.5	0.16	56.2	0.03	1.28	5.75
						In	Au	Ag		Pb	Zn
MARTA NORTE		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MN	PR85-11 (A)	12.00	17.00	5.00	1.6	0.17	26.7	0.01	0.01	0.01
	VII-MN	including	14.00	16.00	2.00	2.0	0.35	49.0	0.02	0.02	0.02
	VII-MN	PR85-11 (B)	35.00	36.00	1.00	2.0	0.04	46.0	<0.01	0.14	0.03

2	VII-MN	PR87-11	31.00	39.00	8.00	0.0	0.05	55.8	<0.01	0.10	0.05
	VII-MN	including	38.00	39.00	1.00	0.0	0.19	133.0	0.02	0.50	0.21

3	VII-MN	PR084-11	55.00	56.00	1.00	0.0	0.16	30.9	<0.01	0.05	0.04

4	VII-MN	PR086-11	63.00	89.00	26.00	0.0	0.26	145.7	0.02	0.56	0.26
	VII-MN	including	63.00	73.00	10.00	0.0	0.17	200.6	<0.01	0.94	0.22
	VII-MN	and including	79.00	83.00	4.00	0.0	1.08	327.5	0.07	0.67	0.41

5	VII-MN	PR083-11	16.00	24.00	8.00	0.0	0.13	32.3	0.02	0.51	0.11

						In	Au	Ag		Pb	Zn
TRANQUILO		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-ET	PR01-11	30.00	60.00	30.00	0.0	0.07	142.3	0.16	0.55	0.20
	VII-ET	including	40.00	56.00	16.00	0.0	0.09	210.4	0.23	0.79	0.24

2	VII-ET	PR07-11 (A)	20.00	22.00	2.00	2.0	0.00	26.7	0.14	0.31	0.27
	VII-ET	PR07-11 (B)	33.00	34.00	1.00	0.0	0.02	40.2	0.12	1.48	0.20

3	VII-ET	PR09-11	27.00	30.00	3.00	0.0	0.01	19.8	0.11	0.07	0.08

4	VII-TR	PR04-11	79.00	106.00	27.00	0.0	0.12	264.0	0.02	0.16	0.12
	VII-TR	including	88.00	101.00	13.00	0.0	0.22	525.1	0.03	0.25	0.21
	VII-TR	and include	95.00	96.00	1.00	0.0	1.89	5214.0	0.10	1.23	0.60

5	VII-TR	PR12-11	114.00	137.00	23.00	0.1	0.05	67.4	0.04	0.68	0.48
	VII-TR	including	134.00	137.00	3.00	0.1	0.17	234.0	0.10	1.54	1.10

6	VII-TR	PR10-11	61.00	65.00	4.00	0.0	0.25	52.5	0.32	0.40	0.79

DDH-1	VII-ET	P361-11	122.50	123.10	0.60	0.0	0.02	28.3	0.01	0.09	0.20

DDH-2	VII-ET	P360-11	84.75	89.30	4.55	0.1	0.01	60.2	0.16	1.23	0.65

	VII-ET	including	84.75	85.65	0.90	0.2	0.04	265.0	0.80	5.03	2.04

7	VII-TR	PR13-11	148.00	162.00	14.00	0.0	0.06	33.3	<0.01	0.12	0.29
	VII-TR	PR13-11	160.00	161.00	1.00	0.0	0.29	294.0	0.03	1.13	1.92

8	VII-TR	PR11-11	125.00	136.00	11.00	0.1	0.01	23.5	<0.01	0.53	0.51
	VII-TR	including	133.00	135.00	2.00	0.2	0.01	44.1	0.02	1.56	1.47

9	VII-TR	PR02-11	70.00	78.00	8.00	0.0	0.20	197.4	0.06	0.58	0.87
	VII-TR	including	75.00	77.00	2.00	0.0	0.68	654.3	0.06	0.58	1.66

10	VII-TR	PR03-11	47.00	112.00	65.00	0.0	0.10	48.3	0.02	0.16	0.10
	VII-TR	PR03-11	82.00	99.00	17.00	0.0	0.11	169.1	0.08	0.57	0.30
	VII-TR	PR03-11	95.00	98.00	3.00	0.0	0.33	467.0	0.19	1.51	0.80

11	VII-TR	PR06-11	46.00	47.00	1.00	0.3	0.00	12.8	0.07	0.22	0.38

12	VII-TR	PR08-11	48.00	52.00	4.00	0.0	0.01	32.2	0.08	0.06	0.18

DDH-3	VII-ET	P359-11	85.40	86.30	0.90	0.0	0.01	24.1	0.15	0.76	0.66

13	VII-TR	PR05-11	95.00	103.00	8.00	0.0	0.06	42.7	0.01	0.32	0.49
	VII-TR	PR05-11	95.00	96.00	1.00	0.0	0.18	153.0	<0.01	0.73	0.61

						In	Au	Ag		Pb	Zn
MARCELA		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MAR	P379-11	50.30	115.02	64.72	4.2	0.03	32.9	<0.01	1.35	1.23
	VII-MAR	including	74.50	80.30	5.80	5.6	0.10	270.0	0.03	11.42	4.10

						In	Au	Ag		Pb	Zn
IVONNE NORTE		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-IVN	PR53-11	24.00	26.00	2.00	79.5	1.96	58.4	0.29	0.54	0.15

2	VII-IVN	PR52-11	12.00	33.00	21.00	12.4	0.58	26.0	0.02	0.22	0.02
	VII-IVN	including	25.00	33.00	8.00	13.0	1.24	51.6	0.02	0.42	0.02
	VII-IVN	and include	25.00	28.00	3.00	22.2	2.40	91.7	0.03	0.88	0.05

3	VII-IVN	PR51-11	18.00	42.00	24.00	8.5	0.36	5.2	0.02	0.11	0.15
	VII-IVN	including	22.00	23.00	1.00	15.1	3.70	33.4	0.04	0.47	0.02
	VII-IVN	including	40.00	42.00	2.00	44.5	1.66	16.9	0.14	0.14	1.02

DDH- 1	VII-IVN	P385-11	201.80	209.30	7.50	8.2	2.50	27.2	0.11	0.06	0.41
	VII-IVN	including	204.40	208.30	3.90	13.5	4.53	42.9	0.20	0.08	0.41
	VII-IVN	and include	206.70	208.30	1.60	18.6	7.74	63.5	0.27	0.09	0.40

4	VII-IVN	PR49-11	14.00	26.00	12.00	27.0	0.70	8.8	0.03	0.12	0.05
	VII-IVN	including	16.00	17.00	1.00	18.7	5.19	11.2	0.09	0.41	0.11

5	VII-IVN	PR47-11	22.00	27.00	5.00	6.2	1.48	14.6	0.06	0.14	0.09
	VII-IVN	including	23.00	25.00	2.00	4.8	3.23	23.2	0.09	0.23	0.12

6	VII-IVN	PR46-11	2.00	37.00	35.00	8.0	0.41	6.1	0.03	0.06	0.16
	VII-IVN	including	33.00	37.00	4.00	17.0	2.16	22.7	0.20	0.03	1.11

7	VII-IVN	PR142-11	21.00	22.00	1.00	0.0	0.01	5.6	<0.01	0.25	0.34

8	VII-IVN	PR48-11	21.00	34.00	13.00	13.0	2.18	49.9	0.04	0.11	0.18
	VII-IVN	including	28.00	32.00	4.00	11.2	5.90	132.5	0.06	0.25	0.29

9	VII-IVN	PR050-11	16.00	45.00	29.00	14.0	0.83	11.4	0.02	0.23	0.03
	VII-IVN	including	27.00	31.00	4.00	25.9	1.24	26.7	0.05	0.37	0.05
	VII-IVN	and including	43.00	44.00	1.00	17.4	16.00	81.6	<0.01	0.30	0.00

10	VII-IVN	PR143-11	46.00	57.00	11.00	27.8	2.44	76.4	0.16	0.65	0.76
	VII-IVN	including	51.00	53.00	2.00	71.9	8.17	204.8	0.44	2.63	2.15

11	VII-IVN	PR45-11	20.00	45.00	25.00	15.1	0.46	8.6	<0.01	0.15	0.04
	VII-IVN	including	20.00	22.00	2.00	20.5	3.48	31.4	0.01	0.06	0.02

DDH-
2	VII-IVN	P390-11	109.40	112.70	3.30	32.9	4.69	80.5	0.68	0.11	0.65
	VII-IVN	including	110.90	112.70	1.80	37.2	8.30	115.4	1.01	0.11	0.49

DDH-
3	VII-IVN	P394-11	119.90	124.90	5.00	34.5	2.27	116.0	0.48	0.27	1.69
	VII-IVN	including	120.65	122.25	1.60	57.1	6.31	311.0	1.12	0.72	2.99

DDH-
4	VII-IVN	P395-11	124.60	127.00	2.40	93.2	1.45	20.5	0.06	0.23	3.63

DDH-
5	VII-IVN	P396-11	231.20	247.35	16.15	6.7	1.04	18.6	0.06	0.08	0.57
	VII-IVN	including	242.65	246.35	3.70	19.2	3.04	60.5	0.17	0.30	1.43

DDH-
6	VII-IVN	P393-11	199.00	217.85	18.85	13.9	0.79	34.0	0.35	0.03	0.42
	VII-IVN	including	200.00	209.20	9.20	17.8	1.48	35.9	0.43	0.05	0.50

						In	Au	Ag		Pb	Zn
IVONNE		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-IVO	PR43-11	14.00	23.00	9.00	14.1	0.94	13.1	0.03	0.05	0.08

2	VII-IVO	PR42-11	24.00	34.00	10.00	15.7	0.27	4.4	<0.01	0.05	0.04

3	VII-IVO	PR41-11	46.00	47.00	1.00	18.9	1.10	23.9	0.13	0.19	0.30

4	VII-IVO	PR44-11	48.00	56.00	8.00	70.5	1.92	28.4	0.12	0.20	2.61
	VII-IVO	including	53.00	56.00	3.00	122.5	4.28	45.3	0.19	0.22	5.55

5	VII-IVO	PR060-11	18.00	35.00	17.00	10.8	1.40	12.3	0.02	0.10	0.05
	VII-IVO	including	19.00	21.00	2.00	35.8	10.45	68.4	0.04	0.32	0.16

						In	Au	Ag		Pb	Zn
IVONNE SUR		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-IVS	PR40-11	30.00	31.00	1.00	10.1	1.76	27.7	<0.01	0.08	0.06

2	VII-IVS	PR39-11	10.00	36.00	26.00	17.3	0.21	8.0	<0.01	0.11	0.02
	VII-IVS	including	21.00	23.00	2.00	12.0	1.54	31.4	<0.01	0.19	0.01

3	VII-IVS	PR31-11	25.00	26.00	1.00	0.1	0.04	4.4	<0.01	0.08	0.06

4	VII-IVS	PR38-11	17.00	18.00	1.00	8.5	0.10	9.3	<0.01	0.10	0.02

5	VII-IVS	PR37-11	21.00	22.00	1.00	25.2	0.83	23.1	<0.01	0.31	0.01

6	VII-IVS	PR36-11	15.00	18.00	3.00	7.8	0.81	23.3	<0.01	0.34	0.01

7	VII-IVS	PR35-11	27.00	29.00	2.00	11.4	0.13	22.2	0.04	0.20	0.78

8	VII-IVS	PR34-11	28.00	43.00	15.00	4.2	0.11	29.6	<0.01	1.09	0.13
	VII-IVS	including	28.00	31.00	3.00	15.5	0.51	122.6	0.02	4.63	0.03

9	VII-IVS	PR33-11	33.00	34.00	1.00	0.6	0.04	6.5	<0.01	0.10	0.04

10	VII-IVS	PR32-11	33.00	34.00	1.00	1.6	0.12	6.7	<0.01	0.18	0.12

DDH-
1	VII - IVOS	P374-11	153.10	183.45	30.35	28.9	0.66	7.3	0.11	0.03	1.16
	VII - IVOS	including	166.20	183.45	17.25	15.1	1.14	10.1	0.17	0.03	0.41
	VII - IVOS	and include	166.20	172.01	5.81	32.1	2.01	17.9	0.32	0.05	0.59

DDH
2	VII-IVOS	P373-11 (I)	126.70	135.30	8.60	8.5	0.07	20.9	<0.01	0.02	0.51
	VII-IVOS	P373-11 (II)	172.30	180.55	8.25	2.5	0.31	46.1	0.01	0.06	0.42

						In	Au	Ag		Pb	Zn
IVONNE ESTE		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-IVE	PR145-11	79.00	80.00	1.00	3.2	0.04	9.6	<0.01	0.24	0.42

2	VII-IVE	PR144-11	34.00	35.00	1.00	53.8	0.17	15.2	0.05	0.12	0.24

DDH-
1	VII-IVE	P388-11	209.75	211.55	1.80	57.1	0.42	11.6	0.10	0.07	2.74

						In	Au	Ag		Pb	Zn
KASIA		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-KAS	PR107-11	12.00	35.00	23.00	11.0	0.27	26.6	<0.01	0.52	0.02
	VII-KAS	including	12.00	15.00	3.00	8.7	1.88	54.5	<0.01	0.24	0.05

2	VII-KAS	PR106-11	19.00	23.00	4.00	18.7	0.17	19.8	0.01	0.69	0.07

3	VII-KAS	PR160-11	22.00	40.00	18.00	0.9	0.01	10.9	<0.01	0.38	0.20

4	VII-KAS	PR112-11	32.00	40.00	8.00	4.9	0.11	49.8	0.02	3.33	0.03

5	VII-KAS	PR111-11	24.00	59.00	35.00	13.3	0.28	18.7	0.04	0.71	0.78
	VII-KAS	including	27.00	31.00	4.00	30.1	0.86	32.0	0.09	1.57	0.18

6	VII-KAS	PR110-11	22.00	41.00	19.00	16.2	1.72	74.2	0.02	0.46	0.04
	VII-KAS	including	28.00	36.00	8.00	20.5	2.81	129.4	0.04	0.73	0.06

7	VII-KAS	PR109-11	25.00	48.00	23.00	25.9	0.07	20.8	0.01	0.76	0.70
	VII-KAS	including	25.00	32.00	7.00	39.2	0.20	38.5	0.01	1.53	0.04

8	VII-KAS	PR057-11	73.00	100.00	27.00	5.5	0.01	12.6	<0.01	0.40	1.28
	VII-KAS	including	91.00	100.00	9.00	6.7	0.02	18.6	0.01	0.71	2.20

9	VII-KAS	PR108-11	7.00	29.00	22.00	10.2	0.49	43.0	<0.01	0.35	0.04
	VII-KAS	including	12.00	18.00	6.00	14.3	1.42	93.1	0.01	0.29	0.07

10	VII-KAS	PR161-11	21.00	28.00	7.00	1.3	0.14	5.7	<0.01	0.05	0.02

						In	Au	Ag		Pb	Zn
SAVARY		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
DDH-
1	VII-SAV	P384-11	50.35	83.90	33.55	12.0	0.23	9.7	<0.01	0.27	1.13
	VII-SAV	including	80.35	82.90	2.55	150.7	2.64	76.6	0.06	2.31	10.77

DDH-
2	VII-SAV	P383-11	118.85	124.35	5.50	33.2	0.51	25.7	0.02	0.81	2.38
	VII-SAV	including	121.75	123.35	1.60	105.0	1.63	46.1	0.05	1.27	4.46

1	VII-SAV	PR118-11	0.00	1.00	1.00	0.7	0.03	1.3	<0.01	0.02	0.03

2	VII-SAV	PR117-11	18.00	30.00	12.00	18.8	1.04	49.5	0.02	1.80	0.02
	VII-SAV	including	18.00	20.00	2.00	59.9	4.73	204.0	0.05	7.45	0.05

DDH-
3	VII-SAV	P398-11	92.85	93.85	1.00	161.6	1.48	245.0	0.13	8.47	12.03

DDH-
4	VII-SAV	P397-11	96.00	116.25	20.25	23.3	0.12	16.2	0.02	0.26	1.18
	VII-SAV	including	97.00	98.75	1.75	147.3	0.07	92.1	0.13	2.14	6.34

						In	Au	Ag		Pb	Zn
LUNA		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-LUN	PR113-11	72.00	84.00	12.00	0.1	0.13	30.6	0.07	0.18	0.06

2	VII-LUN	PR115-11	58.00	61.00	3.00	0.0	0.02	18.0	<0.01	0.00	0.00

3	VII-LUN	PR114-11	122.00	130.00	8.00	0.0	0.05	59.8	0.08	0.20	0.17

4	VII-LUN	PR116-11	88.00	99.00	11.00	0.0	0.16	38.4	<0.01	0.09	0.03
	VII-LUN	including	96.00	97.00	1.00	0.0	1.09	234.0	0.02	0.37	0.05

						In	Au	Ag		Pb	Zn
SONIA		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-SON	PR120-11 (A)	17.00	19.00	2.00	8.4	0.18	24.1	0.02	0.07	0.04
	VII-SON	PR120-11 (B)	33.00	36.00	3.00	7.5	0.48	20.9	0.06	0.03	0.07

2	VII-SON	PR121-11	14.00	15.00	1.00	27.8	0.09	32.6	0.02	0.67	0.03

3	VII-SON	PR119-11	28.00	29.00	1.00	42.9	1.64	45.3	<0.01	1.68	0.02

DDH-
1	VII-SON	P382-11	99.45	100.71	1.26	7.2	0.62	24.5	0.02	0.08	0.24

DDH-
2	VII-SON	P381-11	141.40	150.70	9.30	3.9	0.70	11.2	0.02	0.13	0.28
	VII-SON	including	141.40	143.95	2.55	5.5	2.40	14.9	0.04	0.16	0.27

DDH-
3	VII-SON	P399-11	179.60	180.60	1.00	4.3	0.03	5.1	<0.01	0.29	0.83

DDH-
4	VII-SON	P400-11	80.00	83.00	3.00	4.8	0.05	8.2	<0.01	0.11	0.43

						In	Au	Ag		Pb	Zn
SILVIA		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-SIL	PR159-11	28.00	29.00	1.00	0.0	0.02	4.2	<0.01	0.01	0.07

						In	Au	Ag		Pb	Zn
LSK		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
	VII-SON -
1	KAS L	PR162-11	45.00	56.00	11.00	23.4	0.03	5.9	<0.01	0.12	1.26

						In	Au	Ag		Pb	Zn
MONICA		Drill Hole	Start	End	Length	[g/tne]	[g/tne]	[g/tne]	[%]	[%]	[%]
1	VII-MON	P380-11 (I)	44.00	50.00	6.00	3.8	0.05	11.3	<0.01	0.55	1.48
	VII-MON	P380-11 (II)	144.40	145.80	1.40	16.0	0.06	20.1	0.07	1.03	4.07

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of between 43:1 and 52:1 gold to silver; "P" represents core holes, "PR" represents RC holes.

In July of 2011, we began Phase VIII of our Pinguino exploration plan. This program consists of soil sampling, trenching, geophysics (in-house ground magnetometer detail surveys and gradient IP) and field mapping, as well as metallurgical testing, all to help us define drill targets for a combined diamond drill and reverse circulation drill program for calendar 2012. We also began construction of a permanent exploration camp at Pinguino during the last calendar quarter of 2011.

In late 2011, we conducted geophysical and geochemical surveys in an effort to identify new drill targets. We identified a number of interesting geochemical "footprints" - the largest of these is a new silver anomaly that is more than twice that of the nearby silver-rich Marta Este vein, which has had more than 104 holes drilled to date. With limited outcropping vein material on surface, but with coincident geophysical and geochemical anomalies, it suggests excellent potential for the discovery of a new silver-rich vein. In addition, we identified a 500-meter extension to the silver-gold Marta Noroeste vein and numerous other extensions within the Tranquilo fault, Marta Sur and other parallel structures. Maps of these newly generated preliminary geochemical and geophysical targets are posted on our website (www.argentexmining.com).

Using these results, we designed our 2012 drill program, which commenced February 23, 2012. In total, this 12,000 meter drill program is to consist of approximately 100 drill holes focused primarily on infill and definition drilling of previously identified vein systems in an effort to maximize the potential expansion of the resource. In addition, we continue to work on updating our 2009 Mineral Resource Estimate, which we believe will be completed shortly. The original 2009 Mineral Resource Estimate, which can be viewed on our website, included an estimate and classification of mineralization based on the 269 diamond drill holes (approximately 30,000 meters) at nine mineralized veins identified at the Pinguino property (Marta Norte, Marta Noroeste, Marta Este, Marta Centro, Marta Sur, Ivonne, Savary Sur, Kasia and Sonia). At the time, all of these veins remained open at strike and at depth. The update will include additional drill results at some of these veins (from our 2010 and 2011 exploration programs), as well as mineralization from up to seven additional veins.

There can be no assurance that future exploration will reveal any significant amounts of gold or other minerals in quantities sufficient to justify the development of a mine or the conduct of mining operations.

Budget

We intend to spend between four and six million dollars on our Pinguino property over the 12 month period ending May 31, 2013. During this period, we plan to complete our current 10,000-12,000 meter combined diamond and reverse circulation drill program. We also plan to complete additional metallurgical studies and advance our environmental baseline studies. After we have had an opportunity to evaluate the results of this work and to review the anticipated update to our 2009 technical report, we will be in a better position to design the next phase of our exploration program at Pinguino.

There are no known reserves on the Pinguino property and any proposed program by us is exploratory in nature. We have not conducted a significant amount of drilling in targeted areas on the Pinguino property, testing our proposed geological model of mineral deposition. We have not conducted any economic assessment or development or mining work on the Pinguino property. We plan to review these mineral claims after each work program and, if warranted, undertake further exploration activities. We are presently in the exploration stage and we can give no assurance that we will discover a commercially viable mineral deposit (a reserve) on the Pinguino property.

Santa Cruz Properties

We own interests in 21 additional mineral claims in the Santa Cruz Province of Argentina that we have historically referred to as our "Santa Cruz properties". The Santa Cruz properties are comprised of seven individual properties known as Condor (six claims), Contreras (two claims), Nuevo Oro (two claims), La Leona (one claim), Merlot and Cabernet (three claims), Diamante (two claims) and the CV Properties (five claims including the Boreal claim, which is nearby but not contiguous to the other four claims that are included in this property). Our Condor property is described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Bajo Condor	410.783/SCRN/06	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2000
Alto Condor	400.720/SCRN/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3015
Condor Manifestacion de Descubrimiento(1)	414.085/Palacios/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500
Condor Pertinencia 1(2)	N/A	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 2(2)	N/A	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 3(2)	N/A	SCRN Properties Ltd.	Pertinencias	6

Notes:

(1)	Contained within the area of the Condor manifestacion de descubrimiento and the Condor cateo.
(2)	Contained within the area of the Condor cateo.

The balance of the Santa Cruz properties are described as follows:

Claim Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Diamante 1	407.929/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,906
Diamante 2	407.928/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,862
MD Norte 1	404.213/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2177
Boreal	408.338/06	SCRN Properties Ltd.	Cateo	3484
CV 1	407.931/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,956
CV2	407.930/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,994
CV 3	407.932/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,983
La Leona 1	404.214/07	SCRN Properties Ltd	Manifestacion de Descubrimiento	2400
Contreras	407.182/03	SCRN Properties Ltd.	Cateo	5,875
Contreras Oeste	424.987/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,938
Contreras Este	424.988/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,622
Nuevo Oro 1	407.933/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,903
Nuevo Oro 2	407.934/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,951
Merlot 1	407.077/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,200
Cabernet 1	406.860/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,777

Claim Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Cabernet 2	406.859/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,981

The map of the Province of Santa Cruz below, shows the location of each of our Santa Cruz properties (each number represents a project, with 1 for Pinguino, 2 for the CV Properties, 3 for Merlot and Cabernet, 4 for Diamante, 5 for Condor, 6 for La Leona, 7 for Contreras and 8 for Nuevo Oro):

Golfo
San Jorge
8
7
6
1
5
2
3
4
Parque
Nacional
Los Glaciares
Bahía
Grande
MAR ARGENTINO
CATASTRO MINERO
SANTA CRUZ
MINERIA
SANTA CRUZ

Except for the Pinguino property, which is discussed separately, above, and limited work at Condor and Contreras which is discussed below, we have conducted only limited general exploration activities on our remaining Santa Cruz properties.

Contreras

The Contreras project is an advancing low sulphidation epithermal gold project in the northern part of the Deseado Massif where previous sampling by us has identified a number of key areas with anomalous gold mineralization for follow-up. New work conducted on the property has included detailed mapping in two areas; Main Vein (2.5 km by 2 km) and NW Dome (1.2 km by 0.5 km). A comprehensive program of soil sampling (544), lag sampling (636) and rock channel sampling (126) was carried out for geochemical analysis. In addition, approximately 60 km of gradient IP geophysics was completed on the Main Vein target and detailed ground magnetometer surveys totalling 500 linear km were completed on both targets. Analytical data is being compiled and interpreted together with geophysics.

Condor

Exploration on the Condor property is focused on investigation of a geological model of low grade large tonnage gold mineralization composed of chalcedony and sulphide-rich hydrothermal breccias within rhyolitic domes. During the year ended January 31, 2012, we initiated and completed a 3D-Induced Polarization geophysics program over a one kilometer by one kilometer area, in addition to 513 line-kilometers of ground magnetometry, 1,000 soil samples and detailed mapping. We intend to finish the field work and detail mapping over the course of the next few months and release results as they are received, but preliminary data suggests a shallow gold-rich low sulfidation epithermal setting.

Budget

We intend to spend approximately $200,000 on our Santa Cruz properties (excluding Pinguino but including Contreras and Condor) over the 12 month period ending April 30, 2013. During this period, we plan to continue our efforts to develop a shallow epithermal model at Condor through detailed mapping and integration of geochemical and geophysical information.

There are no known reserves on any of our Santa Cruz properties and any program proposed by us for these properties is exploratory in nature. We have not conducted any significant amount of exploration activities on any of these properties, nor have we conducted any economic assessment or development or mining work on them. We plan to review these mineral claims after the completion of each work program and, if warranted, undertake further exploration activities. We are presently in the exploration stage and we can give no assurance that we will discover a commercially viable mineral deposit (a reserve) on any of the Santa Cruz properties.

Rio Negro Properties

Acquisition and Location

We own interests in two cateos and 10 manifestacions de descubrimiento located in the Los Menucos epithermal gold district of Rio Negro province. These Rio Negro properties, which cover an aggregate of 56,408 hectares, are described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Catre 1	28.029-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,906
Mochas 2	28.045-03	SCRN Properties Ltd.	Cateo	9,959
Mochas 3	28.046-03	SCRN Properties Ltd.	Cateo	9,877
Pilquin 1	28.031-03	SCRN Properties Ltd.	Mina	1,475
Pilquin 2	28.032-03	SCRN Properties Ltd.	Mina	3,000
Pilquin 3	28.033-03	SCRN Properties Ltd.	Mina	2,999
Menucos 4	28.034-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,950
Menucos 5	28.035-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,950
Menucos 6	28.036-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999

Menucos 7	28.037-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,880
Menucos 8	28.038-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,959
Menucos 9	28.039-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 10	28.040-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,730
Menucos 11	28.041-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,840
Menucos 12	28.042-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,920
Menucos 13	28.043-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,965

There are no known reserves on any of these Rio Negro properties. The collective group our Rio Negro properties may decrease or increase in size due to our refocusing exploration emphasis and focus based upon many factors, including market conditions.

The location of our Rio Negro properties is as shown on the map below:

As discussed earlier in this annual report on Form 20-F, our primary focus has been our Pinguino property, though we have recently expanded our focus to include our Contreras and Condor properties. All three of these properties are located in Santa Cruz province. Except for some very limited rock sampling conducted many years ago, we have not conducted any exploration work on any of our Rio Negro properties. In order to conduct any further exploration activities on any of these properties we would first be required to (i) arrange for access, as our mineral rights are subsurface and do not include a right of entry, with the owners of the surface rights at a cost to be negotiated, (ii) file an environmental report with the government (subject to government approval) and (iii) obtain a legal survey (also a government requirement). In 2004, we notified most of the owners of the surface-rights and filed with the government environmental reports in respect of all of these claims but we have not yet requested any of the necessary legal surveys. In addition, approximately 48% of our Rio Negro properties (approximately 85%, or 22,292 hectares of the Los Menucos property and approximately 48%, or 4,809 hectares of the Mochas 2 Cateo), is located within the boundaries of a provincially protected nature preserve known as the Meseta de Somuncura, in which all mining activity is currently forbidden. In 2007 and in 2009, we decided to abandon some of our Rio Negro claims, though we have continued to pay the annual canons (the fees to the government required in order to preserve our rights to proceed if we choose to do so).

In light of our continued focus on our Santa Cruz properties, the lack of information about the prospectivity of our Rio Negro claims and the prohibition on mining activities in the Meseta de Somuncura nature preserve, our management has recently decided to reevaluate our continued presence in Argentina’s Rio Negro Province.

We do not intend to spend any material amount on any of our Rio Negro properties this year. Our current plan for these properties calls for an evaluation of the available geochemical, geophysical, geological and cadastral information followed by a site visit and a decision about whether we wish to withdraw from Rio Negro or pursue the exploration of any one or more of our claims there.

British Columbia Properties

On June 7, 2010, we acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. On May 25, 2011, we made a cash-in-lieu payment of approximately $3,749 ($CDN 3,632), which advances the expiry date of our three mineral tenures to June 7, 2012. We have not conducted any mineral exploration activities at this property.

The map reproduced below shows the location of the Clapperton Property:

There are no known mineral resources or reserves on the Clapperton Property, nor can there be any assurance that we will be able to identify any mineral resource or reserve there.

ITEM 4A           Unresolved Staff Comments

Not applicable.

ITEM 5              Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations together with the audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus prepared in accordance with accounting principles generally accepted in the United States. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements

A.              Operating Results

Years Ended January 31, 2012 and 2011

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses increased by $3,033,505 or 101% from $2,993,700 during the year ended January 31, 2011 to $6,027,205 during the year ended January 31, 2012. The increase in our mineral exploration expenses during the year ended January 31, 2012 was primarily due to the difference in the scope of our 2011 exploration program at our Pingüino Property, which consisted of 19,704 meters of drilling in 206 holes. In comparison, our 2010 exploration program consisted of 6,228 meters of drilling in 89 holes.

In addition, since July 31, 2011, we collected approximately 1,100 soil samples and we have completed 12,000 meters of trenching, 200 line-kilometres of ground magnetometry and 36.4 line-kilometres of gradient IP geophysics.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) increased by $986,815 or 56% from $1,776,128 during the year ended January 31, 2011 to $2,762,973 during the year ended January 31, 2012. This increase was primarily the result of an increase in consulting fees, investor relation expenses, office and sundry expenses, salaries and benefits expense and travel expense, which were offset by decreases in professional fees and transfer agent and filing fees.

Our consulting fees increased by $253,009 or 22% from $1,163,538 during the year ended January 31, 2011 to $1,416,547 for the year ended January 31, 2012. Excluding non-cash stock-based compensation expenses of $509,196 for the year ended January 31, 2012 and $556,875 for the year ended January 31, 2011, consulting fees increased by $300,688 or 34% from $606,663 for the year ended January 31, 2011 to 907,351 for the year ended January 31, 2012. Consulting fees increased as we utilized more consultants during the year ended January 31, 2012 as compared to the year ended January 31, 2011. Consulting fees during the year ended January 31, 2012 included approximately $225,000 in severance paid to our former President and consulting fees during the year ended January 31, 2011 included a bonus of approximately $200,000 paid to our former President.

Our investor relation fees increased by $250,009 or 152% from $164,874 during the year ended January 31, 2011 to $414,883 for the year ended January 31, 2012. The increase in investor relation expenses was primarily due to our overall effort to increase our investor relations activities and market profile in 2011. Effective March 11, 2011, we appointed Peter A. Ball as our Executive Vice-President of Corporate Development and since that date we have increased our investor relations activities by attending additional trade conferences, holding more investor meetings, analyst site visits to Argentina, expanding our investor relations program and redesigning our website in the current year.

Our professional fees decreased by $125,273 or 22% from $575,899 during the year ended January 31, 2011 to $450,626 for the year ended January 31, 2012. Professional fees were significant in both years primarily due the preparation and filing of our S-4 registration statement and amendments with respect to our redomicile of our company from the State of Delaware to the Province of British Columbia on June 8, 2011. In addition we incurred legal fees incurred in the purchase of the land surface rights at Pingüino during the year ended January 31, 2011.

Years Ended January 31, 2011 and 2010

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Our operating results for the years ended January 31, 2011 and 2010 and the changes in our operating expenses and interest income (expense) between the years are summarized below:

			Increase (Decrease)
	Year ended	Year ended	between the years
	January 31,	January 31,	ended January 31,
	2011	2010	2011 and 2010

Mineral exploration activities	$2,993,700	$885,639	$2,108,061
Stock-based compensation	556,875	566,923	(10,048)
Foreign exchange (gain) loss	(158,810)	14,791	(173,601)
General and administrative	1,776,128	1,176,971	599,157

Expenses	5,167,983	2,644,324	2,523,659
Interest income (expense)	3,695	(13,972)	17,667

Net loss	$5,164,198	$2,658,296	$2,505,992

Mineral Exploration Activities

Our mineral exploration expenses increased by $2,108,061 or 238% from $885,639 during the twelve-month period ended January 31, 2010 to $2,993,700 during the twelve-month period ended January 31, 2011. The increase in our mineral exploration expenses during the twelve-month period ended January 31, 2011 was primarily due to our decision to ramp-up our exploration activities at our Pinguino property after a temporary suspension of those activities during the twelve-month period ended January 31, 2010 due to the global economic downturn.

Stock-Based Compensation

Our stock-based compensation expense decreased by $10,048 or 2% from $566,923 in the twelve-month period ended January 31, 2010 to $556,875 for the twelve-month period ended January 31, 2011. Our stock-based compensation expense is calculated using the Black-Scholes valuation model and is allocated based on the service provided by the recipient of stock options to appropriate expense categories in our statement of operations as disclosed in note 8 to our annual financial statements for the period ended January 31, 2011. During the twelvemonth period ended January 31, 2011, our entire stock-based compensation expense was allocated to consulting fees whereas during the twelve-month period ended January 31, 2010, $512,411 was allocated to consulting fees and $54,512 was allocated to investor relations.

General and Administrative

Our general and administrative expenses increased by $599,157 or 51% from $1,176,971 during the twelve-month period ended January 31, 2010 to $1,776,128 during the twelve-month period ended January 31, 2011. This increase was primarily the result of:

•

an increase of $320,007 in consulting fees from $843,531during the twelve-month period ended January 31, 2010 to $1,163,538 during the twelve-month period ended January 31, 2011. The increase was mainly due to the following:

o

a bonus of $199,560 (CDN$200,000) awarded to our former President’s consulting company. In addition, effective on August 1, 2009, we increased the amount of the monthly fee we pay to our former President’s consulting company in exchange for his services, and

	o	an increase of $44,464 in stock-based compensation expense allocated to consulting fees as discussed above under Stock-Based Compensation;

•

an increase in professional fees of $137,916 from $437,983 during the twelve-month period ended January 31, 2010 to $575,899 during the twelve-month period ended January 31, 2011. This increase resulted primarily from professional fees incurred in preparing and filing our S-4 registration statement with respect to our proposed redomicile of our company from the State of Delaware to the Province of British Columbia and from legal fees incurred in the purchase of the land surface rights at Pinguino;

•

an increase in office and sundry expenses of $66,120 from $94,452 in the twelve-month period ended January 31, 2010 to $162,572 in the twelve-month period ended January 31, 2011, due primarily to an increase in our exploration activities in Argentina;

•

an increase in travel expense of $68,976 from $42,718 in the twelve-month period ended January 31, 2010 to $111,704 in the twelve-month period ended January 31, 2011. This increase was due primarily to our decision to curtail travel during the twelve-month period ended January 31, 2010 as a result of the global economic downturn; and

•

an increase in transfer agent fees of $34,127 from $77,501 in the twelve-month period ended January 31, 2010 to $111,628 in the twelve-month period ended January 31, 2011. This increase was primarily due to our October 26, 2010 private placement of with International Finance Corporation, in which we raised approximately $7,120,069 (CDN$7,347,200).

These increases were partially offset by a foreign exchange gain of $158,810 during the twelve-month period ended January 31, 2011 as compared to a foreign exchange loss of $14,791 for the twelve-month period ended January 31, 2010 and a decrease in investor relation expenses by $43,755 from $208,629 in the twelve-month period ended January 31, 2010 to $164,874 in the twelve-month period ended January 31, 2011. Investor relation expenses decreased primarily due to the allocation of $54,512 of stock-based compensation expense allocated in the twelvemonth period ended January 31, 2010, as compared to nil stock-based compensation expense in the twelve-month period ended January 31, 2011 as discussed above under Stock-Based Compensation.

Governmental Policies

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

In April of 2012, the Federal government of Argentina expropriated 51% of the equity interest in YPF from the Spanish company Repsol, without payment of any compensation. Argentina’s President claimed that control of YPF, Argentina’s largest oil and gas company, was vital to the Argentinean national interest because Repsol had drained YPF instead of investing the money needed by YPF to meet domestic demand for fuel. Repsol disputes the claim and has said that it intends to seek full compensation. It remains to be seen what effect the nationalization of YPF will have on other industries in Argentina and the future of foreign investment in that country.

B.              Liquidity and Capital Resources

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At January 31, 2012 we had $9,249,307 in cash and cash equivalents. Our working capital increased by $3,416,805 from $5,316,067 at January 31, 2011 to $8,732,872 at January 31, 2012, mainly due to our August 2011 public offering of our securities described under Capital Resources, below.

We believe that our cash on hand as of the date of this annual report of From 20-F is sufficient to fund our budgeted operating requirements for the next 9-12 months and we do not believe that we will need to raise additional capital to fund our plan of operations during this period. However, because our expenses could increase or decrease during this period as a result of matters that we cannot anticipate at this time, we may be forced to raise additional capital. During the year, we raised capital to fund our activities through the sale of equity securities in August 2011 and we plan to raise any additional money that we might need to fund our plan of operations through sales of our equity securities. We do not currently have any arrangements in place for any financing and there can be no assurance that we will be able to sell any of our equity securities in order to fund our operating requirements.

Capital Resources

On August 19, 2011, we raised aggregate gross proceeds of $10,120,058 (C$10,005,000) and net proceeds of $9,134,809 upon completion of our Offering.

On September 15, 2011, we raised additional aggregate gross proceeds of $54,377 (C$53,505) and net proceeds of $44,788 when we sold 652,500 Warrants upon the exercise of the over-allotment option (the “Over-Allotment Option”) by the underwriters in our Offering. Total cash expenses from the August 19, 2011 financing and the exercise of the additional Over-Allotment Option were $994,837 and included cash commissions paid to the underwriters of $610,466 (C$603,510), which is equal to six percent of the gross proceeds of the Offering and the Over-Allotment Option. We also issued 522,000 broker warrants (each, a “Broker Warrant”) to the underwriters. Each Broker Warrant entitles the holder to purchase one Unit at the Offering Price until the Expiry Date.

During the year ended January 31, 2012, we also received cash of $2,454,099 upon the exercise of 4,906,895 warrants and $552,700 upon the exercise of 1,242,500 stock options.

During the year ended January 31, 2011, we received net cash of $7,120,069 on the sale of 10,804,706 units in a private placement, $504,439 on the exercise of an aggregate of 1,403,128 warrants and $163,934 on the exercise of an aggregate of 458,334 stock options.

As the strike price of all of our warrants and most of our stock options are significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options unless our stock price increases to levels higher than the strike prices.

C.              Research and Development, Patents and Licenses etc.

We do not anticipate spending any significant sums on product research and development over the twelve month period ending April 30, 2013.

D.              Trend Information

We do not currently know of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.              Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.              Contractual Obligations

As at January 31, 2012 we had the following contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$296,807	$79,382	$217,425	$nil	$nil
Consulting	$345,000	$330,000	$15,000	$nil	$nil

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$7,289 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Consulting

Effective March 1, 2012, we renewed our consulting agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of approximately $15,000 (CDN$15,000), due at the end of the month.

Effective January 1, 2012, we renewed our consulting agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, whereby JBD Consulting Ltd. agreed to provide the services of Jeffrey Finkelstein to our company to provide, among other things, services to our company consistent with those ordinarily provided by a Chief Financial Officer in consideration for, among other things, a monthly cash fee of approximately $15,000 (CDN$15,000), due at the end of the month.

ITEM 6              Directors, Senior Management and Employees

A.              Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

	Name Province/State Country of Residence	Period Served with the Company
Peter Ball Vancouver, BC, Canada	President and Secretary Executive Vice President, Corporate Development	January 22, 2012 to present March 11, 2011 to present
Jeff Finkelstein Vancouver, BC, Canada	Chief Financial Officer and Treasurer	January 7, 2011 to present
Jenna Hardy Vancouver, BC, Canada	Director	February 7, 2006 to present
Richard Thibault Turks & Caicos Islands	Director	February 9, 2006 to present
Patrick Downey Vancouver, BC, Canada	Director	July 21, 2008 to present
Stephen Hanson Vancouver, BC, Canada	Director	May 11, 2010 to present

Peter A. Ball, President, Secretary and Executive Vice President of Corporate Development

Peter A. Ball is a mining professional with approximately 25 years of mining and financial experience including senior management roles encompassing finance, investor relations, securities trading, mine engineering, business development, corporate communications, public relations and marketing.

Prior to joining our company, Mr. Ball held the position as Vice President of Investor Relations for Century Mining Corporation, where he was responsible for the management of corporate communications, investor and public relations and business development. He began his career in the 1980s, gaining valuable experience as a mining engineer, a technical representative, and various business-corporate relations management roles for a number of mining companies including Sherritt Gordon Mines, Hudson Bay Mining & Smelting, Echo Bay Mines and Eldorado Gold Corporation.

Mr. Ball spent eight years in the financial sector, first as a financial advisor with RBC Dominion Securities and later as a portfolio manager, revenue analyst and marketing manager with Bell Canada. From 2006 to 2009, Mr. Ball held the senior positions of Vice President of Corporate Communications for Hawthorne Gold Corp. and also Adriana Resources Inc.

Mr. Ball is a graduate of the Mine Engineering Program, Haileybury School of Mines (1989), the Business Program (Finance/Marketing) at Georgian Business College (1996) and the Canadian Securities Program (1994 and 1999). He is a member of the Canadian Investor Relations Institute (CIRI) and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Jeff Finkelstein, Chief Financial Officer and Treasurer

Mr. Finkelstein is a Chartered Accountant with over 20 years financial experience working primarily in the mining and technology sectors. He was Chief Financial Officer of Sierra Geothermal Power Corp. from April 2008 to September 2010. He held positions of Chief Financial Officer and Controller of SmarTire Systems from February 1999 to March 2008. From May 1996 to February 1999, he held the positions of Controller for Silver Standard Resources and Golden Knight Resources.

Mr. Finkelstein received his CA designation in 2000 and holds a Bachelor of Arts (majoring in economics) (1982) and a Bachelor of Commerce (with Honours, 1985), both from the University of Manitoba.

Jenna Hardy, Director

Ms. Hardy is an accomplished mining professional with extensive experience in project management, corporate due diligence and governance, property exploration and evaluation as well as environmental compliance.

From 1996 through 2004, Ms. Hardy served as the Manager of Health Safety Environment with Pan American Silver Corp. where she was responsible for corporate oversight of health, safety and environmental issues at operating subsidiaries in Peru, Mexico and Bolivia, as well as development projects in Argentina, Canada and the USA. In 2004, Ms. Hardy reactivated a consulting company that she founded in 1986 and currently provides environmental, corporate development and corporate governance services to clients consisting primarily of junior natural resource companies working in Mexico and Canada. On January 23, 2009, Ms. Hardy became a director of Triple Dragon Resources Inc. (CNSX: TDN). On January 17, 2011 Ms. Hardy became a director of Critical Elements Corporation (CNSX: CRE). On November 18, 2011 Ms. Hardy became a director of Commerce Resources Corp (TSXV: CCE). In addition, Ms. Hardy has been Principal of Nimbus Management Ltd since 1989. Nimbus Management Ltd is a consulting firm that provides project management expertise in the areas of environment, community and technical services for clients in mining and mineral exploration.

Ms. Hardy holds an Executive MBA from Simon Fraser University, and a M.Sc. (Economic Geology) and a B.Sc. (Geology) both from the University of Toronto. Ms. Hardy is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Canadian Institute of Mining & Metallurgy.

We believe Ms. Hardy is qualified to serve on our board of directors because of her knowledge of our company's history and current operations, which she gained from being a director of our company since February 7, 2006, in addition to her education and business experiences described above.

Richard Thibault, Director

Mr. Thibault is a registered mining engineer with over 30 years of experience in engineering, operations, management and consulting experience in North and South America and is currently an independent mining consultant providing management services to select clients.

From 1996 to 2006, Mr. Thibault was based in South America where he worked in Argentina, Bolivia, Chile, Colombia, Ecuador, Peru and Venezuela. While based in Buenos Aires, Argentina he held the position of President of High American Gold Inc., a publicly traded junior mining company, and Managing Director of Procesadora de Boratos Argentinos S.A., a private industrial mineral company. In Santiago, Chile he was the General Manager of the consulting firm BGC-AVOT Engineering Inc. In 2006/07, he held the position of Vice President, Minerals of Daleco Resources Corp.; a United States based publicly traded company. Before moving to South America, he worked for Fording Coal Ltd., a Canadian based company, in progressively responsible positions.

He is the President, Chief Executive Officer and director of Antioquia Gold Inc. a publicly traded company with mining interests in Colombia. Mr. Thibault has a B.Sc. (Mining Engineering) from Queen's University and is fluent in English, Spanish and French.

We believe Mr. Thibault is qualified to serve on our board of directors because of his knowledge of our company's history and current operations, which he gained from being a director of our company since February 9, 2006, in addition to his education and business experiences described above.

Patrick Downey, Director

Mr. Downey is currently President and Chief Executive Officer of Elgin Mining (TSX Venture: ELG), a TSX Venture-listed company focused on the exploration and development of gold properties located in Canada, the US and Mexico.. Mr. Downey served as President, Chief Executive Officer and a director of Aura Minerals Inc. (TSX: ORA), a TSX-listed company that is focused on the acquisition, exploration, development and operation of gold and base metal properties in the Americas, from April 2007 to June 2011 and has over 25 years of international experience in the resource industry. Mr. Downey was President, Chief Executive Officer and director of Viceroy Exploration Ltd. prior to its acquisition by Yamana Gold Inc. in 2006 for CDN$600 million (approximately US$600 million). Prior to that, he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp., which was purchased in 2006 by Companhia Vale do Rio Doce for over $800 million. He has held senior engineering positions at several large-scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is also a member of the board for a number of resource companies in the mining sector. Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen's University in Belfast, Ireland and is a registered member with the Association of Professional Engineers and Geoscientists of British Columbia.We believe Mr. Downey is qualified to serve on our board of directors because of his knowledge of our company's history and current operations, which he gained from being a director of our company since September 10, 2008, in addition to his education and business experiences described above.

Stephen Hanson, Director

With over 15 years of finance and corporate development experience, Mr. Hanson is currently a director of Van Arbor Asset Management, a division of ZLC Private Investment Management Inc., which he founded in 2003. Mr. Hanson also served as Chairman and Managing Director of Van Arbor Asset Management from 2004 until 2008. In addition, Mr. Hanson has been President of Discovery Management Services Ltd. since 2001. Discovery Management Services is venture capital consulting firm assisting early-stage companies in the development of short and long-term financing strategies. In 2009, Mr. Hanson served as President and CEO of PanAsian Petroleum. He has also served on numerous other private and public company boards.

We believe Mr. Hanson is qualified to serve on our board of directors because of his knowledge of our company's history and current operations, which he gained from being a director of our company since May 11, 2010, in addition to his business experiences described above.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.              Compensation

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans
Peter Ball (3) Interim President and Executive VP of Corporate Development	2012 2011 2010	Nil N/A N/A	Nil N/A N/A	222,561 N/A N/A	9,972 N/A N/A	N/A Nil Nil	Nil N/A N/A	136,606 N/A N/A	369,139 N/A N/A
Kenneth Hicks(3)(4) Former Chairman of the Board, President and Secretary	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil 243,391	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	373,696 159,856 122,394	373,696 359,856 365,785
Jeff Finkelstein(1) (3) Chief Financial Officer	2012 2011 2010	Nil N/A N/A	Nil N/A N/A	127,512 72,435 N/A	9,972 N/A N/A	Nil N/A N/A	Nil N/A N/A	151,850 9,538 N/A	289,334 81,973 N/A
Valerie Helsing(2) Former Chief Financial Officer	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil N/A 88,690	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	43,998 25,329	43,998 114,019

(1)	Jeff Finkelstein was appointed as our chief financial officer on January 7, 2011.

(2)

Valerie Helsing was appointed as our chief financial officer on July 15, 2009. She resigned January 7, 2011 and entered into an oral consulting arrangement with us to provide consulting services until February 28, 2011.

(1)

In the case of Messrs. Ball, Hicks and Finkelstein, consulting fees, bonuses and termination fees were paid to their respective holding companies (Ariston Capital Corp., Frontera Geological Services and JBD Consulting Ltd.)

(2)	Mr. Hicks resigned as President and Chief Executive Officer and Director of our Company effective January 22, 2012 and Frontera Geological Services was paid severance of approximately $225,000.

(3)

The stock options granted in 2012 financial year were granted pursuant to our 2007 Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant.

C.              Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on April 29, 2011 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

The members of the Company’s Audit Committee are:

Member	Independent(1)	Financially Literate(2)
Jenna Hardy	Yes	Yes
Richard Thibault	Yes	Yes
Stephen Hanson	Yes	Yes

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if s/he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

D.              Employees

As of January 31, 2012, 2011, and 2010, we employed approximately 27, 18 and 3 people,respectively.

E.              Share Ownership

Our directors and officers owned, directly or indirectly, the following common shares:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Peter Ball	376,500 (2)	*%
Jeff Finkelstein	325,000 (3)	*%
Jenna Hardy	460,000 (4)	*%
Richard Thibault	325,000 (5)	*%
Patrick Downey	900,000 (6)	1.25%
Stephen Hanson	409,500 (7)	*%

Note:

*           Less than 1%

(1)

Based on 71,677,317 shares of common stock issued and outstanding as of April 30, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	Includes 337,500 stock options which may be exercised into common shares.

(3)	Includes 312,500 stock options which may be exercised into common shares.

(4)	Includes 200,000 stock options which may be exercised into common shares.

(5)	Includes 200,000 stock options which may be exercised into common shares.

(6)	Includes 300,000 stock options which may be exercised into common shares.

(7)	Includes 400,000 stock options which may be exercised into common shares.

For a discussion regarding any arrangement that involves the issue or grant of options or shares or securities of the Company, please see the discussion under “Item 6B Compensation”.

ITEM 7              Major Shareholders and Related Party Transactions

As of April 30, 2012, there were 71,677,317 common shares of our company issued and outstanding. To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

Name	Amount Owned	Percentage of Class
International Finance Corp.	15,208,643 (1) (2)	19.99%

(1)

Includes 4,403,937 share purchase warrants which may be exercised into common shares, but excludes 6,400,769 share purchase warrants in respect of which International Finance Corporation has entered into an undertaking with our company which restricts International Finance Corporation from exercising such warrants if it will result in International Finance Corporation owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise.

(2)

Based on 71,677,317 shares of common stock issued and outstanding as of April 30, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 30, 2012, Computershare Investor Services Inc., our registrar and transfer agent, reported that our company’s 71,677,317 common shares were held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	17,592,447	24.54%	19
United States	50,535,128	70.50%	13
Other	3,549,742	4.96%	29
Total	71,677,317	100%	61

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.              Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from January 31, 2008 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

On September 1, 2009, with retroactive effect to August 1, 2009, we entered into a consulting agreement with Frontera Geological Services Ltd. and Kenneth Hicks, who was at the time our President, Chief Executive Officer and a director of our company, pursuant to which Frontera Geological Services Ltd. agreed to cause Kenneth Hicks to provide, among other things, services to our company consistent with those ordinarily provided by a Chief Executive Officer, including the duties and responsibilities set out at schedule A to the consulting agreement and we agreed, among other things, to (i) pay Frontera Geological Services Ltd. a monthly cash fee of approximately $12,500 ($CDN 12,500); (ii) grant Mr. Hicks options to purchase 100,000 shares of our common stock at an exercise price equal to the closing price, last sale of the day, on the OTC Bulletin Board on the date the options were granted and with a term of three years from the date of grant; and (iii) pay incentive bonuses upon the occurrence of specified milestones. This agreement was approved by our shareholders at our annual meeting held on October 22, 2009. On August 1, 2011, this agreement was automatically renewed according to its terms for an additional term of one year. On January 22, 2012, by mutual agreement of all of the parties, this agreement was terminated and Mr. Hicks resigned from all of his positions with our company and our subsidiary, SCRN Properties Ltd. In connection with this termination and resignation, we paid to Frontera Geological Services Ltd. severance compensation in the amount of $225,000 (C$225,000) plus sales tax.

In a private placement that closed on January 15, 2009, we sold to Ken Hicks, our former President and Chairman of the Board, 750,000 units (with each unit consisting of one common share and one common share purchase warrant) at a price of $0.10 per unit for an aggregate purchase price of $75,000. Each unit warrant entitled the holder to purchase one additional common share for $0.15 until January 15, 2011. On June 5, 2009, Mr. Hicks exercised 300,000 of these warrants to purchase common shares at an exercise price of $0.15 and, accordingly, we issued 300,000 common shares to him for gross proceeds of $45,000. On March 16, 2010, Mr. Hicks exercised 450,000 of these warrants to purchase common shares at an exercise price of $0.15 and, accordingly, we issued 450,000 common shares to him for gross proceeds of $67,500. On July 16, 2010, Mr. Hicks exercised 133,334 options to purchase common shares at an exercise price of $0.25 per share and, accordingly, we issued 133,334 common shares to Mr. Hicks for gross proceeds of $33,333.50 and on December 21, 2010, Mr. Hicks exercised 140,000 options to purchase common shares of our company at an exercise price of $0.37 per share and, accordingly, we issued 140,000 common shares to Mr. Hicks for gross proceeds of $51,800. On July 5, 2011, Mr. Hicks exercised 50,000 options to purchase common shares of our company at an exercise price of $0.37 and, accordingly, we issued 50,000 common shares to Mr. Hicks for $18,500. On August 30, 2011, Mr. Hicks exercised 300,000 options to purchase common shares of our company at an exercise price of $0.37 and, accordingly, we issued 300,000 common shares to Mr. Hicks for $111,000. On November 2, 2011, Mr. Hicks exercised 100,000 options to purchase common shares of our company at an exercise price of $0.37 and, accordingly, we issued 100,000 common shares to Mr. Hicks for $37,000. On February 16, 2012, Mr. Hicks exercised 160,000 options to purchase common shares of our company at an exercise price of $0.37 and, accordingly, we issued 160,000 common shares to Mr. Hicks for $59,200.

Our subsidiary, SCRN Properties Ltd., employs Orlando Rionda as its full-time legal representative in Argentina. Mr. Rionda performs administrative tasks on a full-time basis and looks after our local mineral claims management, accounting, field logistical support, legal administration, field staffing and other matters in Argentina. Until June, 2008, our subsidiary paid Mr. Rionda at a rate of $75 per day for each day worked in the office and $150 per day for each work day spent in the field. Between June, 2008 and July 2009, our subsidiary has paid him $2,500 per month and since August 2009, our subsidiary has paid him $5,000 per month. From March 1, 2011, our subsidiary has paid Mr. Rionda $6,000 per month. In addition to this compensation, on September 30, 2009 we awarded Mr. Rionda a bonus of $26,731 and on January 31, 2011 we awarded Mr. Rionda a bonus of $30,000. On May 11, 2007, we awarded to Mr. Rionda an incentive bonus in the form of 35,000 common shares of our company. On January 19, 2010, we granted stock options to Mr. Rionda to purchase 100,000 common shares of our company at an exercise price of $0.855 per share for a term expiring January 19, 2015. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The first installment vested on April 19, 2010, the second installment vested on July 19, 2010, the third installment vested on October 19, 2010 and the fourth installment vested on January 19, 2011. The grant is subject to the terms of stock option agreements by Mr. Rionda and the terms of our 2007 stock option plan. On February 2, 2010, Mr. Rionda exercised 50,000 of these options to purchase common shares of our company at an exercise price of $0.62 per share and, accordingly, we issued 50,000 common shares of our company to him for gross proceeds of $31,000 and on June 23, 2010, Mr. Rionda exercised 50,000 options to purchase common shares at an exercise price of $0.25 and, accordingly, we issued 50,000 common shares to Mr. Rionda for gross proceeds of $12,500. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to Mr. Rionda to purchase an aggregate of 250,000 shares of the Company's common stock at an exercise price of $1.15 (C$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

In a private placement that closed on March 25, 2008, we sold 200,000 units to Patrick Downey at a purchase price of $1.25 per unit for gross proceeds of $250,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant that was exercisable at $1.60 until September 25, 2009. In a private placement that closed on January 15, 2009, we sold to Mr. Downey 200,000 units (with each unit consisting of one common share and one common share purchase warrant) at a price of $0.10 per unit for an aggregate purchase price of $20,000. Each unit warrant entitled the holder to purchase one additional common share for $0.15 until January 15, 2011. On January 14, 2011, Mr. Downey exercised 200,000 warrants to purchase common shares at an exercise price of $0.15 per share and, accordingly, we issued 200,000 common shares to him for gross proceeds of $30,000.

In a private placement that closed on January 15, 2009, we sold to Godwin Consultants Ltd, a corporation wholly-owned by Colin Godwin and his wife, 50,000 units (with each unit consisting of one common share and one common share purchase warrant) at a price of $0.10 per unit for an aggregate purchase price of $5,000. Each unit warrant entitled the holder to purchase one additional common share for $0.15 until January 15, 2011. On June 15, 2010, Mr. Godwin exercised 50,000 warrants to purchase common shares at an exercise price of $0.15 and, accordingly, we issued 50,000 common shares to the director for gross proceeds of $7,500.

In a private placement that closed on January 15, 2009, we sold to Jenna Hardy 50,000 units (with each unit consisting of one common share and one common share purchase warrant) at a price of $0.10 per unit for an aggregate purchase price of $5,000. Each unit warrant entitled the holder to purchase one additional common share for $0.15 until January 15, 2011. On October 14, 2009, Ms. Hardy exercised 50,000 warrants to purchase common shares at an exercise price of $0.15 and, accordingly, we issued 50,000 common shares to her for gross proceeds of $7,500.

In a private placement that closed on January 15, 2009, we sold to Miriam Galey, Richard Thibault's wife, 75,000 units (with each unit consisting of one common share and one common share purchase warrant) at a price of $0.10 per unit for an aggregate purchase price of $7,500. Each unit warrant entitled the holder to purchase one additional common share for $0.15 until January 15, 2011. On January 12, 2011, Ms. Galey exercised 75,000 warrants to purchase common shares at an exercise price of $0.15 and, accordingly, we issued 75,000 common shares to her for gross proceeds of $11,250.

In a private placement that closed on April 24, 2009, we sold 275,000 units to Mark Vanry at a purchase price of $0.30 per unit for aggregate gross proceeds of approximately $82,500. Each unit consisted of one of our common shares and one non-transferable unit warrant. Each unit warrant entitled the holder to purchase one additional common share of our company for a purchase price of $0.45 until April 24, 2011. On November 3, 2009, Mr. Vanry exercised 150,000 warrants to purchase common shares at an exercise price of 0.45 and, accordingly, we issued 150,000 common shares to him for gross proceeds of $67,500.

In a private placement that closed on May 22, 2009, we sold 434,782 units to Mr. Vanry at a purchase price of $0.345 per unit for gross proceeds of approximately $150,000. Each unit consisted of one of our common shares and one non-transferable unit warrant. Each unit warrant entitled the holder to purchase one additional common share of our company for a purchase price of $0.45 until May 22, 2011.

In March of 2006, we entered into a written consulting agreement with Hamish Malkin dated as of November 1, 2005. This written agreement confirmed the terms of our oral agreement with Mr. Malkin dated on or about November 1, 2005, whereby he agreed to act as our Chief Financial Officer and we agreed to pay him a consulting fee of approximately $1,039 (CDN$1,200) per month during the months of November and December of 2005 and a consulting fee of approximately $2,500 (CDN$2,500) per month for each month during calendar year 2006. In this agreement, we also agreed to grant to Mr. Malkin options to purchase an aggregate of 200,000 common shares of our company at an exercise price of $0.25 per share. Although this written agreement had expired, Mr. Malkin continued to act as our Chief Financial Officer (and our principal accounting and financial officer) and we continued to pay Mr. Malkin a cash consulting fee for those services until August 31, 2009. Mr. Malkin resigned as our Chief Financial Officer effective July 15, 2009. As required by our written agreement with him, on December 13, 2005, we issued options to purchase 200,000 common shares of our company to Mr. Malkin at an exercise price of $0.25 per share. As a result of his resignation effective July 15, 2009, these options were cancelled on September 30, 2009.

On July 14, 2009, we appointed Mark Vanry as Executive Vice President of Corporate Development and entered into a consulting agreement with 0845557 B.C. Ltd. and Mark Vanry. 0845557 B.C. Ltd. is a company owned and controlled by Mr. Vanry. Pursuant to the consulting agreement, 0845557 B.C. Ltd. agreed to cause Mark Vanry to provide, among other things, services to our company consistent with those ordinarily provided by an Executive Vice President of Corporate Development and we agreed, among other things, to (i) pay 0845557 B.C. Ltd. a monthly cash fee of CDN$12,500 (approximately US$12,500); (ii) grant Mr. Vanry options to purchase 1,000,000 common shares of our company at an exercise price equal to the closing price, last sale of the day, on the OTC Bulletin Board on the date the options were granted and with a term of three years from the date of grant; and (iii) pay incentive bonuses upon the occurrence of specified milestones. On July 14, 2010, our consulting agreement with 0845557 B.C. Ltd. expired and, effective July 14, 2010, Mr. Vanry resigned as our Executive Vice President of Corporate Development.

On July 14, 2009, as required by the terms of our consulting agreement with him, we granted options to Mr. Vanry to purchase 1,000,000 common shares of our company at an exercise price of $0.60 per share, exercisable until July 14, 2012. The options were to vest in four installments of 250,000 shares, the first of which vested January 14, 2010, the second of which vested April 14, 2010, the third of which was to vest July 14, 2010 and the fourth of which was to vest January 14, 2011. These options have been cancelled as a result of Mr. Vanry's resignation as our Executive Vice President of Corporate Development.

We paid aggregate director's fees of $26,205 ($C25,000) (2011-$nil; 2010-$nil) to our five independent directors for services rendered as a director during the fiscal year ended January 31, 2012..

On February 10, 2009, we granted stock options to Patrick Downey to purchase 200,000 shares of our common stock at an exercise price of $0.37 per share for a term expiring February 10, 2014. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The first installment vested on May 10, 2009, the second installment vested on August 10, 2009, the third installment vested on November 10, 2009 and the fourth installment vested on February 10, 2010. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan.

On February 10, 2009, we granted stock options to Richard Thibault to purchase 200,000 shares of our common stock at an exercise price of $0.37 per share for a term expiring February 10, 2014. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The first installment vested on May 10, 2009, the second installment vested on August 10, 2009, the third installment vested on November 10, 2009 and the fourth installment vested on February 10, 2010. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On February 7, 2011, Mr. Thibault exercised 200,000 options to purchase common shares at an exercise price of $0.58 per share and, accordingly, on February 7, 2011, we issued 200,000 common shares to Mr. Thibault for gross proceeds of $116,000.

On January 19, 2010, we granted stock options to Colin Godwin to purchase 100,000 shares of our common stock at an exercise price of $0.855 per share for a term expiring January 19, 2015. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The first installment vested on April 19, 2010, the second installment vested on July 19, 2010, the third installment vested on October 19, 2010 and the fourth installment vested on January 19, 2011. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On February 2, 2010, we issued 40,000 shares of our common stock to Mr. Godwin upon the exercise of 40,000 stock options at an exercise price of $0.25 for aggregate proceeds of $10,500. On December 30, 2010, Mr. Godwin exercised 20,000 options to purchase common shares at an exercise price of $0.49 and, accordingly, on December 30, 2010, we issued 20,000 common shares to Mr. Godwin for gross proceeds of $9,800. On February 7, 2011, Mr. Godwin exercised 180,000 options to purchase common shares at an exercise price of $0.49 per share and, accordingly, on February 7, 2011, we issued 180,000 common shares to Mr. Godwin for gross proceeds of $88,200. On February 2, 2012, Mr. Godwin exercised 60,000 options to purchase common shares at an exercise price of $0.25 per share and, accordingly, we issued 60,000 common shares to Mr. Godwin for gross proceeds of $15,000.

On January 19, 2010, we granted stock options to Jenna Hardy to purchase 200,000 shares of our common stock at an exercise price of $0.855 per share for a term expiring January 19, 2015. The options were to vest in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The first installment vested on April 19, 2010, the second installment vested on July 19, 2010, the third installment vested on October 19, 2010 and the fourth installment vested on January 19, 2011. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On February 1, 2011, Ms. Hardy exercised 200,000 options to purchase common shares at an exercise price of $0.49 per share and, accordingly, on February 7, 2011, we issued 200,000 common shares to Ms. Hardy for gross proceeds of $98,000.

On May 11, 2010, we granted stock options to Stephen Hanson, to purchase an aggregate of 400,000 shares of our common stock at an exercise price of CDN$0.64 (approximately US$0.64) per share for a term expiring May 10, 2015. The options vested in four installments over eighteen months, with each installment equal to 25% of the total number of options granted to Mr. Hanson. The first installment vested on November 10, 2010, the second installment vested on February 10, 2011, the third installment vested on May 10, 2011 and the fourth installment vested on November 10, 2011. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan.

On January 7, 2011, we entered into an independent contractor agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, our Chief Financial Officer, whereby JBD Consulting Ltd. agreed to provide the services of Mr. Finkelstein to our company in consideration for, among other things: (i) a monthly cash fee of Cdn$12,500, due at the end of the month; and (ii) the grant of options to purchase 150,000 shares of our common stock at an exercise price equal to the closing price on the effective date of the consulting agreement (last sale of the day on the OTC Bulletin Board). The term of this agreement has ended and this agreement has been replaced by a new agreement dated effective January 1, 2012 (see discussion below).

On January 7, 2011, we granted stock options to Mr. Finkelstein to purchase 150,000 shares of our common stock at an exercise price of $0.80 per share, exercisable until January 7, 2014. The options are subject to vesting provisions as set forth in a stock option agreement dated January 7, 2011. On July 6, 2011, Mr. Finkelstein exercised 12,500 options to purchase common shares of our company at an exercise price of $0.80 and, accordingly, we issued 12,500 common shares to Mr. Finkelstein for $10,000.

On March 11, 2011, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things: (i) a monthly cash fee of CDN$12,500, due at the end of the month; and (ii) the grant of stock options to purchase 150,000 common shares of our company. The term of this agreement has ended and this agreement has been renewed by a new agreement dated effective March 1, 2012 (see discussion, below).

On March 11, 2011, we granted stock options to Peter A. Ball to purchase 150,000 common shares of our company at an exercise price of $1.04 per share (being the closing price (last sale of the day on the OTC Bulletin Board) on March 10, 2011), exercisable until March 11, 2014. The stock options are to vest in four equal quarterly instalments, with the first instalment having vested June 1, 2011.

On August 24, 2011, we granted to Ariston Capital, a company owned and controlled by Peter A. Ball, options to purchase 250,000 common shares of our company at an exercise price of C$1.15 ($1.15), exercisable until August 24, 2016. These options vest in four instalments over 12 months, with the first instalment having vested on November 1, 2011, the second on February 1, 2012 and the third on May 1, 2012; the fourth instalment will vest on August 1, 2012.

On August 24, 2011, we granted to JBD Consulting Ltd, a company owned and controlled by our Chief Financial Officer, options to purchase 250,000 common shares of our company at an exercise price of C$1.15 ($1.15), exercisable until August 24, 2016. These options vest in four instalments over 12 months, with the first instalment having vested on November 1, 2011, the second on February 1, 2012 and the third on May 1, 2012; the fourth instalment will vest on August 1, 2012.

Effective January 1, 2012, we entered into an indemnification agreement with Mr. Ball in the form described in the consulting agreement dated March 11, 2011, whereby we agreed to indemnify Mr. Ball against claims made resulting from his service to our company.

Effective January 1, 2012, we entered into an indemnification agreement with Mr. Finkelstein in the form described in the consulting agreement dated January 7, 2011, whereby we agreed to indemnify Mr. Finkelstein against claims made resulting from his service to our company.

Effective January 1, 2012, we renewed an independent contractor agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, whereby JBD Consulting Ltd. agreed to provide the services of Jeffrey Finkelstein to our company in consideration for, among other things, a monthly cash fee of Cdn$15,000, due at the end of the month.

Effective March 1, 2012, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of CDN$15,000, due at the end of the month. In addition, by letter agreement dated March 16, 2012, we agreed to pay to Mr. Ball, and Mr. Ball agreed to accept, a monthly supplement to the consulting fee in the amount of $2,500 for each month during which Mr. Ball continued to serve as our interim President.

ITEM 8              Financial Information

A.              Financial Statements and Other Financial Information

Our financial statements are stated in Canadian States dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of Morgan and Company dated May 7, 2012 on the Financial Statements as at January 31, 2012
2.	Consolidated Balance Sheets at January 31, 2012 and 2011;
3.	Consolidated Statements of Operations for the years ended January 31, 2012, 2011, and 2010;
4.	Consolidated Statements of Stockholders Equity (Deficit) from Inception, December 31, 2001 to January 31, 2012;
5.	Consolidated Statements of Cash Flows for the years ended January 31, 2012, 2011, and 2010; and
6.	Notes to the Consolidated Financial Statements.

The audited financial statements for the years ended January 31, 2012, 2011, and 2010 can be found under Item 17 “Financial Statements”.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.              Significant Changes

None.

ITEM 9              The Offer and Listing

A.              Offer and Listing Details

Our common shares are quoted on the OTC Bulletin Board under the name “Argentex Mining Corporation” and the symbol “AGXMF”. Prior to June 27, 2011, our common shares were quoted on the OTC Bulletin Board under the symbol “AGXM”.

On March 17, 2004 our shares were listed for trading on the Frankfurt Stock Exchange under the Symbol “DEB”.

On March 26, 2008 our shares were listed for trading on the TSX Venture Exchange under the Symbol “ATX”.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of April 30 2012, there were 71,677,317 common shares of our company outstanding and no preferred shares outstanding.

Market Price

The annual high and low market prices for our common shares for each of the five most recent full fiscal years were as follows:

	OTC Bulletin Board (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25
January 31, 2009	$1.83	$0.07	$1.34	$0.85
January 31, 2008	$1.52	$0.98	N/A	N/A

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board and the TSX Venture Exchange were as follows:

	OTC Bulletin Board (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2012	$0.50	$0.28	$0.55	$0.26
October 31, 2011	$1.10	$0.45	$1.05	$0.45
July 31, 2011	$1.73	$0.64	$1.69	$0.72
April 30, 2011	$1.65	$0.96	$1.55	$0.98
January 31, 2011	$1.00	$0.71	$1.00	$0.70
October 31, 2010	$0.82	$0.43	$0.84	$0.46
July 31, 2010	$0.81	$0.75	$0.89	$0.80
April 30, 2010	$0.82	$0.62	$0.84	$0.64

The high and low market prices of our common shares for each of the most recent six months, from October 31, 2011 through April 30, 2012 on the TSX Venture Exchange and the OTC Bulletin Board were as follows:

	OTC Bulletin Board (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
April 30, 2012	$0.437	$0.24	$0.465	$0.25
March, 2012	$0.58	$0.36	$0.56	$0.365
February, 2012	$0.59	$0.41	$0.59	$0.41
January, 2012	$0.53	$0.31	$0.53	$0.32
December, 2011	$0.38	$0.29	$0.355	$0.31
November, 2011	$0.50	$0.43	$0.55	$0.26
October, 2011	$0.73	$0.45	$0.77	$0.45

B.              Plan of Distribution

Not applicable.

C.              Markets

Our common shares are exclusively traded on the TSX Venture Exchange, the OTC Bulletin Board and the Frankfurt Stock Exchange.

D.              Selling Shareholders

Not applicable.

E.              Dilution

Not applicable.

F.              Expenses of the Issue

Not applicable.

ITEM 10              Additional Information

A.              Share Capital

Not applicable.

B.              Memorandum and Articles of Association

Continuation

On April 29, 2011, our shareholders approved the change of corporate jurisdiction of our company from the State of Delaware to the Province of British Columbia, Canada. We began filing the documents necessary to effect this change on June 3, 2011. On June 3, 2011, our subsidiary SCRN Properties was continued into the Province of British Columbia. On June 3, 2011, our company merged into its wholly-owned Nevada subsidiary (which was incorporated in the State of Nevada for this sole purpose) and, on June 8, 2011, our company was continued from the State of Nevada and into the Province of British Columbia, Canada.

Articles

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to (a) vote on a proposal, arrangement or contract in which the director is materially interested, (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum, or (c) exercise borrowing powers. Under our Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

At each annual general meeting of our company, all of our directors retire and the shareholders elect a new board of directors. Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our Articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine.

Under our Articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

Our Articles state that our directors, the President, the Secretary, and any lawyer or auditor of our company are entitled to attend any meeting of our shareholders.

Except as provided in the Investment Canada Act, or similar legislation, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

Common Shares

The holders of our common shares are entitled to dividends, if, as and when declared by the board of directors of our company, entitled to one vote per share at meetings of shareholders or our company and, upon dissolution, entitled to share equally in such assets of our company as are distributable to the holders of our common shares and subject to the rights of the holders of our preferred shares.

Preferred Shares

Our company is authorized to issue preferred shares in one or more series. Subject to the Business Corporations Act (British Columbia), the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

  determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
  create an identifying name for the shares of that series, or alter any such identifying name; and
  attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of our preferred shares are entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of our common shares or any other shares of our company ranking junior to our preferred shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose will be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of our preferred shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of our preferred shares as aforesaid will be distributed rateably among the holders of our common shares.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the preferred shares by the directors, holders of our preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company

C.              Material Contracts

The material contracts to which we are a party which were entered into during the last two fiscal years are as follows:

1.	Equity and Warrant Subscription Agreement dated September 24, 2010.
2.	Lease Agreement dated December 2, 2010 with Sun Life Assurance Company of Canada and Concert Real Estate Corporation.
3.	Agreement dated December 10, 2010 with Julián Michudis.
4.	Independent contractor agreement dated January 7, 2011 with Jeffrey Finkelstein and JBD Consulting Ltd.

5.	Independent contractor agreement dated March 11, 2011 with Peter A. Ball and Ariston Capital.
6.	Independent contractor agreement dated January 1, 2012 with Jeffrey Finkelstein and JBD Consulting Ltd.
7.

Independent contractor agreement dated March 1, 2012, with Peter A. Ball and Ariston Capital, supplemented by a side letter dated March 16, 2012, with respect to services and remuneration while serving as interim President.

8.	Indemnification agreement with Jeffrey Finkelstein dated January 1, 2012.
9.	Indemnification agreement with Peter A. Ball dated January 1, 2012.

D.              Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.              Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. As long as our common shares are listed on Tier 1 or Tier 2 of the TSX Venture Exchange, or on another exchange that is a designated stock exchange for the purposes of the Income Tax Act (Canada), our common shares generally will not be considered taxable Canadian property to a non-resident holder unless at any particular time during the 60-month period immediately preceding the disposition of such shares:

(i)

the non-resident holder, one or more persons with whom the non-resident holder did not deal with at arm’s length, or the non-resident holder together with one or more persons with whom the non-resident holder did not deal with at arm’s length, owned or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock; and

(ii)

more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)), or an option, interest or right in such property, whether or not the property exists.

In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares, all as determined in U.S dollars. Such gain or loss generally will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F.              Dividends and Paying Agents

Not applicable.

G.              Statements by Experts

Not applicable.

H.              Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

I.              Subsidiary Information

The Company currently holds a 100% interest in SCRN Property Ltd., a British Columbia corporation.

ITEM 11              Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. We do not participate in the use of financial instruments to mitigate these risks and we have no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our cash. We maintain our Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account. We keep our Argentinean peso bank deposit account balance within federally insured limits. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

At the date of this Annual report on form 20-F, we had approximately $1,9 million in U.S. cash, $1.3 million in Canadian cash and approximately $4.0 million in Canadian dollar term deposits guaranteed by the provincial government of British Columbia.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate outside of the U.S. primarily in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At January 31, 2012, we were exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	381,253	$7,292,591
Receivables	-	5,763
Accounts payable	(1,774,347)	(138,183)
Net Exposure	(1,393,094)	$7,160,171

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $683,571 in the net loss for the year ended January 31, 2012. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, we consider the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Our operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on our operations.

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2012		January 31, 2011
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$9,249,307	$9,249,307	$5,965,362	$5,965,365
Receivables	Level 2	$67,093	$67,093	$33,102	$33,102
Accounts payable	Level 2	$622,077	$622,077	$470,914	$470,914
Due to related parties	Level 2	$28,425	$28,425	$247,306	$247,306

The carrying amount approximates fair value because of the short maturity of the instruments.

ITEM 12              Description of Securities Other Than Equity Securities

None.

PART II

ITEM 13              Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14              Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Differences of the Rights of Our Stockholders After the Change of Our Corporate Jurisdiction

On April 29, 2011, our shareholders approved the change of corporate jurisdiction of our company from the State of Delaware to the Province of British Columbia, Canada. We began filing the documents necessary to effect this change on June 3, 2011. On June 3, 2011, our subsidiary SCRN Properties was continued into the Province of British Columbia. On June 3, 2011, our company merged into its wholly-owned Nevada subsidiary (which was incorporated in the State of Nevada for this sole purpose) and, on June 8, 2011, our company was continued from the State of Nevada and into the Province of British Columbia, Canada.

After the merger and continuation, our stockholders became the holders of shares in the capital of a British Columbia corporation organized under the Business Corporations Act (British Columbia) (the “BCBCA”). The General Corporation Law of Delaware (the “DGCL”) differs in many respects from the BCBCA. The following is a summary description of the principal differences that could affect the rights of our stockholders.

Director Election

Under the BCBCA, shareholders of a corporation must, by ordinary resolution at each annual meeting at which an election of directors is required, elect directors to hold office. An ordinary resolution means a resolution passed at a meeting of shareholders by a simple majority of the votes cast by shareholders voting shares that carry the right to vote at a meeting. Under the BCBCA, public companies such as our company must have at least three directors.

Our Articles provide that changes in the number of directors must be approved by ordinary resolution. However, our Articles also provide that our directors may appoint up to one-third of the number of the directors at the time of the appointments (other than directors appointed by this method). Any director so appointed ceases to hold office immediately before the next election or appointment of directors, but is eligible for re-election or re-appointment.

The DGCL requires that a corporation have a minimum of one director. The number of directors must be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made only by amendment to the certificate, which requires stockholder approval. The number of directors may be changed by resolution of the board of directors if the certificate of incorporation or bylaws so provide. Our former certificate of incorporation provides that our board of directors must determine the number of directors, subject to our former bylaws. Our former bylaws provide that the number of directors must be a minimum of 1 and a maximum of 8 unless and until otherwise determined by a vote of a majority of our board of directors. Within these limits, the number of directors must be determined from time to time by resolution of the board of directors or by the stockholders at a meeting. Our former bylaws provide that generally all elections must be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

Removal of Directors

Under the BCBCA, a company may remove a director before the expiration of the director’s term of office by a special resolution. The special resolution means a resolution passed at a meeting of shareholders by at least 2/3 of the votes cast by shareholders voting shares that carry the right to vote at a meeting.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Personal Liability of Directors and Derivative Actions

The BCBCA entitles a shareholder, including a beneficial owner of a share of a corporation, or a director of a corporation and any person whom the court considers an appropriate person to make application, with the approval of the Supreme Court of British Columbia, and in the name of the corporation, to commence legal proceedings to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of a right, duty or obligation whether the right, duty or obligation arises under the BCBCA or otherwise. Derivative actions, therefore, may be brought by shareholders on behalf of a corporation against the corporation’s directors for damages or to enforce rights or duties owed by the director to the corporation. With leave of the court, a complainant may, in the name of and on behalf of a corporation, defend a legal proceeding brought against the corporation. Under the BCBCA, there is no statutory limitation with respect to the monetary liability which may be imposed on directors.

Under the DGCL, a stockholder may bring a derivative action against officers and directors of a corporation for breach of their fiduciary duties to a corporation and its stockholders or for other fraudulent misconduct, so long as the stockholder was a stockholder of the corporation at the time of the transaction in question, or the stockholder obtained the stock thereafter solely by operation of law, and remained so through the duration of the suit; the plaintiff makes a demand on the directors of the corporation to assert the corporate claim unless the demand would be futile; and the plaintiff is an adequate representative of the other stockholders.

The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating the liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty of care, except under certain circumstances. Our former certificate of incorporation provides that no director of the corporation will be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that this provision shall not eliminate or limit the liability of a director from a breach of the director’s duty of loyalty to the corporation or its stockholders;

  from acts or omissions not in good faith involving intentional misconduct or a knowing violation of law;

  from unlawfully paying a dividend or approving Delaware stock repurchases or redemptions;

  from a transaction where the director derived an improper personal benefit.

Interested Shareholder Transactions and Anti-Takeover Provisions

Some powers granted to companies under the DGCL may allow a Delaware corporation to make itself potentially less vulnerable to hostile takeover attempts. These powers include the ability to:

  require that notice of nominations for directors be given to the corporation prior to a meeting where directors will be elected, which may give management an opportunity to make a greater effort to solicit its own proxies;

  only allow the board of directors to call a special meeting of stockholders, which may thwart a raider’s ability to call a meeting to make disruptive changes;

  provide that the power to determine the number of directors and to fill vacancies be vested solely in the board, so that the incumbent board, not a raider, would control vacant board positions;

  provide for supermajority voting in some circumstances, including mergers and certificate of incorporation amendments;

There is no similar provision under the BCBCA.

Amendments to the Governing Documents

A BCBCA corporation may resolve to alter its articles:

  by the type of resolution specified by the BCBCA;

  if the BCBCA does not specify the type of resolution, by the type of resolution specified by the articles;

  if neither the BCBCA nor the articles specify the type of resolution, by a special resolution.

The special resolution means a resolution passed at a meeting of shareholders by at least 2/3 of the votes cast by shareholders voting shares that carry the right to vote at a meeting.

According to our Articles, subject to the BCBCA, we may by resolution of the directors:

  create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

  increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

  if we are authorized to issue shares of a class of shares with par value:

  decrease the par value of those shares;

  if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

  subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value; or

  consolidate all or any of its unissued, or fully paid issued, shares with par value into shares of larger par value;

  subdivide all or any of its unissued, or fully paid issued, shares without par value;

  consolidate all or any of its unissued, or fully paid issued, shares without par value;

  subdivide all or any of its unissued, or fully paid issued, shares by way of a share dividend;

  change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;

  alter the identifying name of any of its shares; or

  otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

According to our Articles, we may by resolution of the directors alter its notice of articles in order to change its name or adopt or change any transaction of that name. Also, if the BCBCA does not specify the type of resolution and the articles of Argentex BC do not specify another type of resolution, we may by resolution of the directors alter the articles.

A BCBCA corporation may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued;

  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

A right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the memorandum, notice of articles or articles unless the shareholders holding the shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders which, if passed at a meeting, requires the majority of the votes specified in the articles for a special separate resolution (or, failing which, a separate resolution) of that class or series. If the articles do not specify the majority required, then a majority of two-thirds of the votes cast is required. The special separate resolution is in addition to the resolution authorizing the alterations.

The DGCL provide that the vote of holders of a majority of the outstanding shares entitled to vote is required to alter, amend, change or repeal a corporation’s certificate of incorporation, unless otherwise specified in a corporation’s certification of incorporation or bylaws. In addition, if the amendment to the certificate of incorporation would increase or decrease the aggregate number of authorized shares of a class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, that class is entitled to vote separately on the amendment whether or not it is designated as voting stock. Furthermore, if the proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but will not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of the class vote. The DGCL reserves the power to the stockholders to adopt, amend or repeal the bylaws unless the certificate of incorporation confers such power on the board of directors in addition to the stockholders. Our former certificate of incorporation provides that our board of directors is expressly authorized to make, alter or repeal our bylaws.

Shareholder Quorum and Voting Requirements

Under the BCBCA, the quorum for the transaction of business at a meeting of shareholders of a company may be established by the articles. Our Articles provide that, generally, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

Except where the BCBCA or the articles require approval by a special resolution or unanimous resolution, a simple majority of the votes cast by shareholders voting shares that carry the right to vote at a meeting is required to approve any resolution properly brought before the stockholders.

Under the DGCL, a corporation’s certificate of incorporation and bylaws may specify the number of shares necessary to constitute a quorum at any meeting of shareholders; provided, however, that a quorum may not consist of less than one-third of the shares entitled to vote at the meeting. Our former bylaws provide that the presence in person or by proxy of stockholders entitled to cast at least one third of the shares entitled to vote at the meetings of stockholders constitutes a quorum.

Our former bylaws provide that generally all elections and questions must be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

Special Meeting of Shareholders

The BCBCA provides that a board of directors or the holders of 5% of the issued shares of a corporation with a right to vote can call or requisition a special meeting.

Under the DGCL, a special meeting may be called by a board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws. Our former bylaws provide that special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the President or by the chairman of the board of directors, or at the request in writing by stockholders of record owning at least 20% percent of the issued and outstanding voting shares of common stock of our company.

Votes Required for Extraordinary Transactions

Under the BCBCA, approvals of amalgamations (except amalgamations between a corporation and wholly owned subsidiaries), consolidations, and sales, leases, or exchanges of substantially all the property of a corporation, other than in the ordinary course of business of the corporation requires approval by the stockholders by a special resolution at a duly called meeting. The special resolution means a resolution passed at a meeting of shareholders by at least 2/3 of the votes cast by shareholders voting shares that carry the right to vote at a meeting.

Under the DGCL, mergers or consolidations generally require the approval of the holders of a majority of the outstanding stock of the corporation entitled to vote and stockholder approval is not required by a Delaware corporation:

  if it is the surviving corporation in a merger requiring the issuance of common stock not exceeding 20% of the corporation’s common stock outstanding immediately prior to the merger, the merger agreement does not amend in any respect the survivor’s certification of incorporation, and stockholder approval is not specifically mandated in the survivor’s certification of incorporation;

  if it is the surviving corporation in a merger with a subsidiary in which it ownership was 90% or greater.

Unless a greater percentage is required by the certificate of incorporation, a sale, lease, or exchange of all or substantially all the property or assets of a Delaware corporation or an amendment to its certificate of incorporation also requires the approval of the holders of a majority of the outstanding stock entitled to vote on the matter.

Shareholder Action by Written Consent (In Lieu of a Meeting)

Under the BCBCA, any action required or permitted to be taken at a meeting of the stockholders by an ordinary resolution may be taken by a written resolution signed by a special majority of the stockholders entitled to vote on such resolution. Our Articles provide that a special majority is two-thirds of the votes cast on the resolution. Any action required or permitted to be taken at a meeting of the stockholders by a special resolution may be taken by a written resolution signed by all the shareholders entitled to vote on such resolution.

Under the DGCL, stockholders may execute an action by written consent in lieu of a stockholder meeting, unless such right is eliminated in the corporation’s certificate of incorporation or bylaws, if holders of outstanding stock representing not less than the minimum number of votes that would be necessary to take the action at an annual or special meeting execute a written consent providing for the action.

Rights of Dissent and Appraisal

Under the BCBCA, in certain circumstances, a registered shareholder who disagrees with a proposed corporate action can require the company to purchase his or her shares for their fair value. The actions giving rise to a right of dissent are as follows:

  an alteration in the articles of a company by altering the restrictions on the business carried on or to be carried on by the company, or in its powers;

  various forms of corporation reorganizations, amalgamation, or arrangements (where permitted);

  a proposed sale, lease or exchange of all or substantially all of the corporation’s assets; or

  in respect of any resolution or court order or arrangement permitting dissent.

Under the DGCL, stockholders have the right to dissent and exercise appraisal rights only with respect to forms of corporate mergers and consolidations and not in the case of other fundamental change such as the sale of all or substantially all of the assets of the corporation or amendments to the certification of incorporation, unless so provided in the corporation’s certificate of incorporation. Stockholders who have neither voted in favor of nor consented to the merger or consolidation have the right to seek appraisal of their shares by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares. In determining fair value, the court may consider all relevant factors, including the rate of interest which the resulting or surviving corporation would have had to pay to borrow money during the pendency of the court proceedings. In addition, under the DGCL, appraisal rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation has the right to apply to a court on the grounds that the corporation is acting or proposes to act in a way that is prejudicial to the shareholder. After the application is filed, the court may make any order as it sees fit, including an order to prohibit any act proposed by the corporation.

There are no equivalent statutory remedies under the DGCL; however, stockholders may be entitled to remedies for a violation of a director’s fiduciary duties under Delaware common law.

Inspection of Corporate Books and Records

Under the BCBCA, current shareholders of a corporation are entitled to inspect, without charge, all of the records the corporation is required to maintain under the BCBCA, except for minutes of directors’ meetings and directors’ consent resolutions (and those of committees of directors) and written dissents to resolutions of directors. However, shareholders have the right to inspect the portions of minutes of directors’ meetings, or of directors’ consent resolutions and other records that contain disclosures of conflicts of interest by directors and senior officers, and the right to inspect disclosures of certain financial assistance made by the corporation.

Under DGCL, stockholders have the right for any proper purpose to inspect, upon written demand under oath stating the purpose for such inspection, the corporation’s stock ledger, list of stockholders and its other books and records, and to make copies or extracts of the same. A proper purpose means a purpose reasonably related to a person’s interests as a stockholder.

ITEM 15             Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer (our president) and our principal accounting and financial officer (our chief financial officer) to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of January 31, 2012, the year end period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our president and chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate our internal control over financial reporting described below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of our internal control over financial reporting as of January 31, 2011 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that, as of January 31, 2012, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles because of the Company’s limited resources and limited number of employees. The lack of internal independent financial review resources increases the possibility that a material misstatement of our annual or interim financial statements may not be prevented on a timely basis or detected and that the lack of these resources should therefore be considered a material weakness in our internal control over financial reporting according to the internal control framework.

To mitigate the internal control weakness, we rely heavily on senior management and audit committee oversight of transactions, along with the use of external accounting professionals to assist in the review of our financial reporting. As we grow, we expect to increase our oversight and thereby improve our internal controls.

Changes In Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16              [Reserved]

ITEM 16A           Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an “audit committee financial expert” as defined in Item 16A(b) of This annual report on Form 20-F. We believe that the members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Jenna Hardy, Stephen Hanson and Richard Thibault qualify as “independent” members of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the FINRA. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B          Code of Ethics

Our board of directors has established a Code of Ethics and Business Conduct of Officers, Directors and Employees which applies to all of our officers, directors and employees. The Code of Ethics is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002, or “SOX”, and the TSX Venture Exchange, and is specifically applicable to our principal executive officer, principal financial and accounting officer and controller or persons performing similar functions. Among other matters, the Code of Ethics is designed to deter wrongdoing and to promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
  ethical and fair dealing with our financial institutions, suppliers, vendors, competitors, agents and employees;
  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
  compliance with applicable governmental laws, rules and regulations;
  lawful and ethical conduct when dealing with public officials and government entities;
  prompt internal reporting of violations of the Corporate Code of Conduct to appropriate persons identified in the code; and
  accountability for adherence to the Code of Ethics.

Waivers to the Code of Ethics may be granted only by our full board of directors. In the event that our board of directors grants any waiver of the elements listed above to any of our directors or officers, we expect to announce the waiver within four business days on the corporate governance section of our website at www.argentexmining.com.

ITEM 16C           Principal Accountant Fees and Services

Audit Fees

Our board appointed Morgan & Company, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended January 31, 2012 and January 31, 2011. The aggregate of fees billed by Morgan &Company, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2012 and 2011 were $47,085 and $35,975, respectively.

Audit Related Fees

For the fiscal years ended January 31, 2012 and January 31, 2011, the aggregate fees billed for assurance and related services by Morgan & Company, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $23,905 and $20,343, respectively.

Tax Fees

For the fiscal years ended January 31, 2012 and January 31, 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by Morgan & Company, Chartered Accountants, were $15,350 and $8,147, respectively.

All Other Fees

For the fiscal years ended January 31, 2011 and January 31, 2012, the aggregate fees billed by Morgan & Company, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $86,340 and $64,465, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Morgan & Company, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee; or

-

entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Morgan & Company, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Morgan & Company, Chartered Accountants.

ITEM 16D.          Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E           Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F           Change in Registrant’s Certifying Account

None.

ITEM 16G           Corporate Governance

Not Applicable.

ITEM 16H           Mine Safety Disclosure

None.

PART III

ITEM 17              Financial Statements

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2012 and 2011 and
for the Years Ended January 31, 2012, 2011 and 2010

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
Argentex Mining Corporation
(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2012 and January 31, 2011, and the consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the three years ended January 31, 2012, 2011 and 2010, and for the cumulative period from December 21, 2001 (date of inception) to January 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2012 and 2011 and the results of its operations and its cash flows for each of the three years ended January 31, 2012, 2011 and 2010 and for the cumulative period from inception, December 21, 2001 to January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada	“Morgan & Company”
May 7, 2012	Chartered Accountants

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2012 AND 2011
(Stated in U.S. Dollars)

	2012	2011

ASSETS

Current
Cash and cash equivalents	$9,249,307	$5,959,362
Receivables	67,093	33,102
Prepaid expenses and deposits	66,974	41,823

Total current assets	9,383,374	6,034,287

Equipment	447,936	113,881

Mineral property interest	815,000	815,000

Total assets	$10,646,310	$6,963,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$622,077	$470,914
Due to related parties	28,425	247,306

Total liabilities	650,502	718,220

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at January 31, 2012 and 2011	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at January 31, 2012 and 2011	-	-
Common stock, no par value, unlimited authorized, 71,437,317 and 56,587,922 issued and outstanding at January 31, 2012 and 2011, respectively	35,223,027	56,588
Shares subscribed	-	104,380
Additional paid-in capital	5,994,447	28,327,108
Deficit accumulated during the exploration stage	(31,241,510)	(22,243,128)
Accumulated other comprehensive income	19,844	-

Total stockholders' equity	9,995,808	6,244,948

Total liabilities and stockholders' equity	$10,646,310	$6,963,168

Commitments (Note 10)
Subsequent events (Note 12)

Approved on behalf of the Board of Directors:

“Jenna Hardy”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)

				From
				December 21,
	For the Years Ended			2001
	January 31,			(Inception)
				to January 31,
	2012	2011	2010	2012

Expenses

Consulting	$1,416,547	$1,163,538	$843,531	$6,401,618
Depreciation	29,627	16,854	9,660	68,007
Director fees	26,205	-	-	26,205
Foreign exchange (gain) loss	(29,677)	(158,810)	14,791	122,580
Investor relations	414,883	164,874	208,629	2,422,996
Mineral property interests	6,027,205	2,993,700	885,639	16,525,808
Office and sundry	226,140	162,572	96,452	904,833
Professional	450,626	575,899	437,983	2,503,259
Rent	49,642	25,934	27,410	189,207
Salaries and benefits	166,404	-	-	166,404
Tax on assets	69,635	-	-	69,635
Transfer agent and filing	22,154	111,628	77,501	344,317
Travel	181,910	111,704	42,728	608,257
Write-down of mineral claims	-	-	-	408,496

Loss before interest income
(expense)	(9,051,301)	(5,167,893)	(2,644,324)	(30,761,622)

Interest income	77,329	3,695	-	81,024
Interest (expense)	(24,410)	-	(13,972)	(560,912)

Net loss for the period	$(8,998,382)	$(5,164,198)	$(2,658,296)	$(31,241,510)

Net loss per share - basic and diluted	$(0.14)	$(0.11)	$(0.07)

Weighted average number of shares outstanding - basic and diluted	64,974,694	47,632,874	36,735,688

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PERIOD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2012
(Stated in U.S. Dollars)

	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number		Number		Additional			Other	Stockholders’
	of	Par	of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at December 21, 2001 (inception)	-	$-	-	$-	$-		$-	$-	$-
Common stock issued for cash	-	-	9,620,000	9,620	87,780	-	-	-	97,400
Net loss for the period	-	-	-	-	-	-	(11,327)	-	(11,327)
Balance at January 31, 2002	-	-	9,620,000	9,620	87,780	-	(11,327)	-	86,073
Net loss for the year	-	-	-	-	-	-	(58,694)	-	(58,694)
Balance at January 31, 2003	-	-	9,620,000	9,620	87,780	-	(70,021)	-	27,379
Net loss for the year	-	-	-	-	-	-	(31,390)	-	(31,390)
Balance at January 31, 2004	-	-	9,620,000	9,620	87,780	-	(101,411)	-	(4,011)
Stock returned to treasury	-	-	(4,600,000)	(4,600)	4,600	-	-	-	-
Preferred stock issued for cash	2,000	2	-	-	1,997,498	-	-	-	1,997,500
Stock issued to acquire wholly-owned subsidiary	-	-	833,333	833	32,500	-	-	-	33,333
Stock issued to acquire a mineral property	-	-	833,333	834	32,500	-	-	-	33,334
Stock dividend	-	-	13,373,332	13,373	(13,373)	-	-	-	-
Stock issued for consulting fees	-	-	200,000	200	2,460	-	-	-	2,660
Net loss for the year	-	-	-	-	-	-	(2,293,257)	-	(2,293,257)
Balance at January 31, 2005	2,000	2	20,259,998	20,260	2,143,965	-	(2,394,668)	-	(230,441)
Conversion of preferred stock	(2,000)	(2)	2,222,223	2,222	(2,220)	-	-	-	-
Stock returned to treasury	-	-	(4,749,998)	(4,750)	(58,417)	-	-	-	(63,167)
Common stock issued for cash	-	-	666,667	667	199,333	-	-	-	200,000
Stock-based compensation	-	-	-	-	164,521	-	-	-	164,521
Non-cash interest	-	-	-	-	333,333	-	-	-	333,333
Net loss for the year	-	-	-	-	-	-	(1,478,308)	-	(1,478,308)
Balance at January 31, 2006	-	-	18,398,890	18,399	2,780,515	-	(3,872,976)	-	(1,074,062)
Conversion of promissory note	-	-	833,333	833	249,167	-	-	-	250,000
Common stock issued for cash	-	-	1,534,500	1,535	1,532,965	-	-	-	1,534,500
Cost of issuing stock	-	-	-	-	(78,750)	-	-	-	(78,750)
Common stock issued for services	-	-	30,000	30	49,470	-	-	-	49,500
Exercise of stock options	-	-	200,000	200	49,800	-	-	-	50,000
Stock-based compensation	-	-	-	-	477,592	-	-	-	477,592
Net loss for the year	-	-	-	-	-	-	(2,331,509)	-	(2,331,509)

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2012
(Stated in U.S. Dollars)

(Continued)
	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number		Number		Additional			Other	Stockholders’
	of	Par	of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2007	-	-	20,996,723	20,997	5,060,759	-	(6,204,485)	-	(1,122,729)
Conversion of promissory note	-	-	3,720,776	3,720	1,386,348	-	-	-	1,390,068
Common stock issued for cash	-	-	1,930,720	1,931	2,224,933	-	-	-	2,226,864
Common stock issued for finders fee	-	-	180,000	180	-	-	-	-	180
Cost of issuing stock	-	-	-	-	(12,708)	-	-	-	(12,708)
Common stock issued for services	-	-	150,000	150	202,350	-	-	-	202,500
Exercise of warrants	-	-	666,667	667	266,000	-	-	-	266,667
Exercise of stock options	-	-	666,667	666	214,001	-	-	-	214,667
Stock-based compensation	-	-	-	-	928,176	-	-	-	928,176
Net loss for the year	-	-	-	-	-	-	(3,688,314)	-	(3,688,314)
Balance at January 31, 2008	-	-	28,311,553	28,311	10,269,859	-	(9,892,799)	-	405,371
Common stock issued for cash	-	-	4,279,000	4,280	4,050,720	-	-	-	4,055,000
Cost of issuing stock	-	-	-	-	(330,893)	-	-	-	(330,893)
Debt discount	-	-	-	-	49,985	-	-	-	49,985
Stock-based compensation	-	-	-	-	147,133	-	-	-	147,133
Net loss for the year	-	-	-	-	-	-	(4,527,835)	-	(4,527,835)
Balance at January 31, 2009	-	-	32,590,553	32,591	14,186,804	-	(14,420,634)	-	(201,239)
Conversion of convertible debenture	-	-	1,500,000	1,500	148,500	-	-	-	150,000
Equity component of convertible debenture
converted	-	-	-	-	(44,102)	-	-	-	(44,102)
Common stock issued for cash	-	-	9,056,201	9,056	5,180,691	-	-	-	5,189,747
Cost of issuing stock	-	-	-	-	(240,584)	-	-	-	(240,584)
Exercise of warrants	-	-	500,000	500	119,500	-	-	-	120,000
Exercise of stock options	-	-	275,000	275	77,725	-	-	-	78,000
Stock-based compensation	-	-	-	-	566,923	-	-	-	566,923
Net loss for the year	-	-	-	-	-	-	(2,658,296)	-	(2,658,296)
Unrealized foreign exchange loss	-	-	-	-	-	-	-	(30,213)	(30,213)
Balance at January 31, 2010	-	-	43,921,754	43,922	19,995,457	-	(17,078,930)	(30,213)	2,930,236
Common stock issued for cash	-	-	10,804,706	10,805	7,109,264	-	-	-	7,120,069
Exercise of stock options	-	-	458,334	458	163,476	-	-	-	163,934
Exercise of warrants	-	-	1,403,128	1,403	502,036	-	-	-	503,439
Shares subscribed	-	-	-	-	-	104,380	-	-	104,380
Stock-based compensation	-	-	-	-	556,875	-	-	-	556,875
Net loss for the year	-	-	-	-	-	-	(5,164,198)	-	(5,164,198)
Unrealized foreign exchange gain	-	-	-	-	-	-	-	30,213	30,213

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2012
(Stated in U.S. Dollars)

(Continued)
	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number		Number		Additional			Other	Stockholders’
	of	Par	of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2011	-	-	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Common stock issued for cash	-	-	8,700,000	10,120,058	-	-	-	-	10,120,058
Warrants issued for cash	-	-	-	-	54,377	-	-	-	54,377
Cost of issuing stock	-	-	-	(1,109,591)	124,343	-	-	-	(985,248)
Cost of issuing warrants for cash	-	-	-	-	(9,589)	-	-	-	(9,589)
Exercise of stock options	-	-	1,242,500	251,080	301,620	-	-	-	552,700
Exercise of warrants	-	-	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon re-domicile	-	-	-	25,131,164	(25,131,164)	-	-	-	-
Stock-based compensation	-	-	-	-	647,382	-	-	-	647,382
Net loss for the year	-	-	-	-	-	-	(8,998,382)	-	(8,998,382)
Foreign currency translation gain	-	-	-	-	-	-	-	19,844	19,844

Balance at January 31, 2012	-	-	71,437,317	$35,223,027	$5,994,447	$-	$(31,241,510)	$19,844	$9,995,808

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Years Ended			From December 21,
	January 31,			2001(Inception) to
	2012	2011	2010	January 31, 2012

Cash flows from operating activities
Net lossfor the period	$(8,998,382)	$(5,164,198)	$(2,658,296)	$(31,241,510)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	29,627	16,854	9,660	68,007
Stock-based compensation	647,382	556,875	566,923	3,691,102
Debt discount	-	-	5,214	5,881
Shares issued to acquire mineral properties	-	-	-	3,500
Shares issued in payment of bonus	-	-	-	52,160
Non-cash interest	-	-	-	333,333
Write-down of mineral claims	-	-	-	408,496
Changes in operating assets and liabilities
Receivables	(33,991)	(33,102)	-	(67,093)
Prepaid expenses and deposits	(28,036)	68,033	(90,170)	(69,859)
Accounts payable and accrued liabilities	151,163	65,292	289,974	761,965
Due to related parties	(218,881)	210,988	36,318	28,425

Net cash used in operating activities	(8,451,118)	(4,279,258)	(1,840,377)	(26,025,593)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	-	(408,496)
Acquisition of surface rights to mineral property	-	(815,000)	-	(815,000)
Purchase of short-term investments	(4,109,097)	-	-	(4,109,097)
Redemption of short-term investments	4,109,097	-	-	4,109,097
Acquisition of equipment	(363,682)	(78,201)	(25,349)	(515,943)
			-
Net cash used in investing activities	(363,682)	(893,201)	(25,349)	(1,739,439)

Cash flows from financing activities
Issuance of convertible debentures	-	-	-	1,650,000
Issuance of promissory notes	-	-	-	790,410
Repayment of promissory notes	-	-	(150,000)	(790,410)
Proceeds from issuance of capital stock	12,082,016	7,787,442	5,147,165	35,237,230
Proceeds from shares subscribed	-	104,380	-	104,380

Net cash provided by financing activities	12,082,016	7,891,822	4,997,165	36,991,610

Effects of foreign currency exchange on cash	22,729	30,213	(30,213)	22,729

Increase in cash during the period	3,289,945	2,749,576	3,101,226	9,249,307

Cash and cash equivalents, beginning of period	5,959,362	3,209,786	108,560	-

Cash and cash equivalents, end of period	$9,249,307	$5,959,362	$3,209,786	$9,249,307

Supplemental disclosures
Cash paid (received) during the period for:
Taxes	$3,180	$-	$302	$4,257
Interest	$(71,577)	$(2,646)	$13,052	$14,506

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$150,000	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488	$145,488
Notes and accrued interest converted to common stock	$-	$-	$-	$1,390,008

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicile there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management has reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN Properties was originally formed as a Delaware corporation on February 13, 2004; and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (“SEC”) Guide 7 with reference to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) topic 915.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

On October 31, 2009, the Company adopted the changes issued by the FASB to the authoritative hierarchy of accounting principles generally accepted in the United States of America (“GAAP”). These changes establish the FASB Accounting Standards CodificationTM (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounting Standards Codification (continued):

will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASUs”). ASUs will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on our consolidated financial statements.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with GAAP. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements involves the use of estimates which have been made using careful judgment.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework.

These consolidated financial statements include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and expenses during the periods reported. Significant areas requiring management's estimates and assumptions are determining the fair value of transactions involving common stock, valuation and impairment losses on mineral property interests, and the valuation of stock-based compensation. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Other areas requiring estimates include depreciation of equipment. Actual results could differ from those estimates.

Foreign Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar (“CDN$”). The functional currency of SCRN is the U.S. dollar. The accounts of the Company are translated into our reporting currency, the U.S. dollar as follows:

a)	all of the assets and liabilities are translated at the rate of exchange in effect on the date of the balance sheets;
b)	revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions; and
c)	exchange gains and losses arising from translation are included in accumulated other comprehensive income/loss, which is a separate component of equity.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Foreign Currency (continued):

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income/loss in the period.

Fair Value Measurements

FASB ASC topic 820 establishes a three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

  Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Cash, Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months are short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of January 31, 2012 and January 31, 2011:

January 31, 2012

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 9,246,422	$ 2,885	$ 9,249,307	$ 9,249,307

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash, Cash Equivalents and Short-term Investments (continued)

January 31, 2011

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 965,307	$ -	$ 965,307	$ 965,307
Level 2:	Bankers’ Acceptance	4,993,006	1,049	4,994,055	4,994,055
	Total	$ 5,958,313	$ 1,049	$ 5,959,362	$ 5,959,362

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The significant transfers between level 1 and level 2 are disclosed in the cash flow statement.

Equipment and Buildings

Equipment is recorded at cost and depreciated using the declining balance method over their estimated useful lives at 20% for furniture, fixtures and exploration equipment and 30% for computer equipment. Buildings are recorded at cost and depreciated using the straight line method over their estimated useful lives of 10 years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Claim Property Interests

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. The Company assesses the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, development costs will be amortized using the units-of-production method over the established life of the reserve.

As of the date of these financial statements, the Company has yet to establish proven or probable reserves on any of its mineral properties.

Realization of the Company’s investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Mineral Claim Property Interests (continued)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects. The Company does not carry title insurance. The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

Asset Retirement Obligations

The Company records the fair value of estimated asset retirement obligations (“AROs”) associated with tangible long-lived assets once there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to operations. In addition, asset retirement costs (“ARCs”) would be capitalized as part of the related asset’s carrying value and are depreciated (primarily on a unit-of-production basis) over the asset’s respective useful life. Reclamation costs for future disturbances will be recognized as an ARO and a related ARC in the period when an ARO arises.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

The Company’s operations involve dealing with uncertainties and judgments in applying complex tax regulations in Canada and Argentina. The final taxes paid are dependent upon many factors including negotiations with tax authorities in various jurisdictions. The Company records potential withholding tax, value added tax and mineral property tax liabilities based on management’s estimate of whether and the extent to which taxes may be refunded or deemed payable.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2012, the management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the State of Delaware (Argentex Delaware) to the Province of British Columbia, Canada (Argentex BC) on June 8, 2012 as described in note 1 to these financial statements, management of the Company believes that it may encounter certain uncertain tax positions as follows:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes (continued)

United States Federal Income Tax Consequences

The change in the Company’s corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada is, for U.S. federal income tax purposes, treated as the transfer of the assets of Argentex Delaware to Argentex BC. The Company has recognized a gain on the assets held by it at the time of the change in its corporate jurisdiction to the extent that the fair market value of any of its assets exceeds its respective basis. The calculation of the gain is made separately for each asset held by the Company. The determination of fair market value is estimated by the Company’s management and is subject to review by U.S. tax authorities. In addition, the Company may still be treated as a U.S. corporation and taxed on its worldwide income and/or classified as a passive foreign investment company.

Canadian Federal Income Tax Consequences

As a result of the merger, Argentex Delaware as the non-surviving corporation is considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware is subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Canadian federal income tax. As a result of the continuation, Argentex BC is deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, are subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

As at January 31, 2012, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the potential dilution of securities that could share in the loss of the Company. The common shares potentially issuable on the exercise of stock options and warrants were not included in the calculation of weighted average number of shares outstanding because the effect is anti-dilutive. Accordingly, diluted net loss per share is equal to basic net loss per share.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock Based Compensation

The Company follows ASC 718, Compensation - Stock Compensation, which addresses the accounting for stock based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the more readily measurable of the fair value of the stock and the fair value of the preparation service. The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock based awards under ASC 718. The fair value is recorded in expenses depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in expenses in line with the period over which it was earned. For employees and management this is typically considered to be the vesting period of the award. For consultants the fair value of the award is recorded in expenses over the term of the service period, and unvested amounts are revalued at each reporting period over the service period. The Company estimates the expected forfeitures and updates the valuation accordingly.

Change in Accounting Policy - Functional Currency

The Company had previously considered itself to be functionally U.S. dollar denominated and reported in U.S. dollars. During the period, management has determined that during the fourth quarter of its fiscal year ended January 31, 2010, the parent company’s (Argentex’s) functional currency became the Canadian dollar whereas its subsidiary (SCRN Properties Ltd.) remained functionally denominated in U.S. dollars.

This change in accounting policy is being applied prospectively. Management has determined that retroactive restatement of the Company’s financial statements issued since January 31, 2010 is not required as the amount of $28,325 that would have been recorded as increase in other comprehensive income is not material.

Recently issued Accounting Pronouncements

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows of the Company.

Fair value

In May 2011, ASC guidance was issued related to the convergence of U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have an impact on the consolidated financial statements of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recently issued Accounting Pronouncements (continued)

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in ‘Level 3 – Significant Unobservable Inputs’ of the fair value hierarchy. The update is effective for the Company’s fiscal year beginning February 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial statements of the Company.

NOTE 3 – EQUIPMENT

	January 31, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$-	$294,961
Equipment	155,376	39,960	115,416
Furniture and fixtures	19,185	6,676	12,509
Computer equipment	45,829	20,779	25,050
	$515,351	$67,415	$447,936

No amortization has been recorded on the buildings as construction had not been completed as at January 31, 2012.

	January 31, 2011
		Accumulated	Net Book
	Cost	Depreciation	Value

Equipment	$107,560	$21,465	$86,095
Furniture and fixtures	10,829	4,365	6,464
Computer equipment	33,280	11,958	21,322
	$151,669	$37,788	$113,881

NOTE 4 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

a)	Pinguino Project (continued)

To acquire the property the Company made the following payments: approximately $43,710 (CDN$50,000) on or before July 1, 2004 (paid); approximately $65,565 (CDN$75,000) on or before July 1, 2005 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2006 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2007 (paid); and approximately $109,275 (CDN$125,000) on or before July 1, 2008 (paid). The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for approximately $2,000,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for $2,000,000 (CDN$2,000,000).

c)	Contreras and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were released to the Company for cancellation, and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

c)	Contreras and Rio Negro Projects (continued)

The Mineral Property Acquisition Agreement and the Share Purchase Agreement also provide for an area of interest such that, in the event that the vendor records any property claims within five (5) kilometers of the boundaries of either the Dyakowski Property or the SCRN Property, such claims will become subject to the respective agreements.

d)	Storm Cat Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

e)	British Columbia Claim

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advances the expiry date of the three mineral tenures to June 7, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 4 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

				December
		Years		21, 2001
		Ended		(Inception) to
		January 31,		January 31,
	2012	2011	2010	2012

Pinguino Project:
Assaying, testing and analysis	$365,814	$147,444	$168,505	$1,081,210
Camp and field supplies	1,674,527	601,174	260,175	3,910,246
Claim maintenance	49,059	28,602	8,413	96,049
Drilling	3,020,527	1,443,459	264,996	8,632,403
Engineering	175,122	131,160	-	306,282
Environmental	139,647	-	-	139,647
Geological and geophysical	261,902	230,050	140,354	1,306,039
Metallurgical	1,064	69,437	-	70,501
Travel and accommodation	94,693	48,940	32,057	271,589
	5,782,355	2,700,266	874,500	15,813,966
Condor Project:
Camp and field supplies	26,097	-	-	26,295
Claim maintenance	18,858	-	-	26,386
Geological and geophysical	90,615	-	-	94,800
	135,570	-	-	147,481
Contreras Project:
Assaying, testing and analysis	-	60,247	-	60,247
Camp and field supplies	1,548	169,916	-	171,464
Claim maintenance	-	-	3,819	21,851
Geological and geophysical	98,129	33,830	-	131,959
Travel and accommodation	-	28,814	-	28,814
	96,677	292,807	3,819	414,335
Rio Negro Project:
Camp and field supplies	-	-	-	51,836
Claim maintenance	5,822	-	7,108	12,930
Geological and geophysical	-	-	212	39,833
Travel and accommodation	-	303	-	9,917
	5,822	303	7,320	114,516

Other:	3,781	324	-	35,510

	$6,027,205	$2,993,700	$885,639	$16,525,808

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2012	31, 2011

Accounts payable	$455,012	$170,632
Accrued liabilities	43,734	21,294
Accrued professional fees	34,902	49,229
Accrued taxes and related interest	88,429	-
Accrued mineral property interests	-	229,759
	$622,077	$470,914

NOTE 6 - RELATED PARTY TRANSACTIONS

Director and officer consulting fees for the year ended January 31, 2012, were $1,143,675 (2011 - $1,011,673; 2010 – $702,825) including stock based compensation of $431,949 (2011 - $509,408; 2010 – $476,592). As at January 31, 2012 the Company owed directors and officers $28,425 (2011 - $247,306). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. Details of the related party transactions and balances, are as follows:

a)

During the year ended January 31, 2012, the Company paid or accrued consulting fees of $3,594 (2011 - $43,998; 2010 – $25,329) and recorded stock based compensation of $nil (2011 - $71,199; 2010 - $17,492) to a former officer of the Company. As at January 31, 2012, the Company owed this consultant $nil (2011-$3,911).

b)

On September 1, 2009, with retroactive effect to August 1, 2009, the Company entered into a two year consulting agreement with its former President and Frontera Geological Services Ltd., (Frontera) a company wholly-owned by its former President whereby the Company agreed to pay a consulting fee for services ordinarily provided by a Chief Executive Officer of approximately $12,500 (CDN$12,500) per month plus sales tax and agreed to issue to this director options to purchase 100,000 shares of common stock (granted September 3, 2009). Under the terms of the agreement, certain bonuses were payable, pending the achievement of certain equity targets to be reached prior to August 1, 2010. None of the equity targets were reached prior to August 1, 2010. However, on February 10, 2011, pursuant to Board approval, the Company paid Frontera a discretionary cash bonus related to fiscal 2011 of approximately $200,000 (CDN$200,000), plus sales tax of approximately $24,000 (CDN$24,000).

On August 1, 2011, the Company renewed its consulting agreement with its former President and Frontera Geological Services Ltd., (Frontera) for a term of one year whereby the Company agreed to pay a consulting fee for services ordinarily provided by a Chief Executive Officer of approximately $12,500 (CDN$12,500) per month plus sales tax.

During the year ended January 31, 2012 in addition to the approximately $224,000 paid to Frontera, the Company paid or accrued consulting fees of $373,696 plus sales tax (including severance of approximately $225,000 (CDN$225,000) plus sales tax), (2011 - $359,416; 2010 – $122,394) and recorded stock based compensation of $1,560 (2011 - $29,226; 2010 - $nil) related to this consulting agreement and a predecessor agreement.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 6 - RELATED PARTY TRANSACTIONS, continued

c)

At January 31, 2012, the Company was indebted to a director and officer of this Company in the amount of $nil (2011 - $230,723). On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (CDN$12,500) per month plus sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of approximately $10,000 (CDN$10,000) plus sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus sales tax.

During the year ended January 31, 2012, the Company paid or accrued consulting fees of $167,098 (2011 - $9,538; 2010 - $nil) and recorded stock based compensation of $135,649 (2011 - $nil; 2010 - $nil) related to this consulting agreement. At January 31, 2012 and 2011, the Company was indebted to an officer of this Company in the respective amounts of $16,744 and $12,672. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

d)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (CDN$12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options are to vest in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. During the year ended January 31, 2012, the Company paid or accrued consulting fees of $143,126 (2011 - $nil; 2010 - $nil) and recorded stock based compensation of $150,625 (2011 - $nil; 2010 - $nil) related to this consulting agreement. At January 31, 2012 and 2011, the Company was indebted to an officer of this Company in the respective amounts of $11,681 and $nil. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly control by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus sales tax. In addition, effective January 20, 2012, the VP Corporate Development assumed the additional role of interim President of the Company for which he is being compensated an additional fee of approximately $2,500 (CDN$2,500) per month.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 6 - RELATED PARTY TRANSACTIONS, continued

e)

On July 14, 2009, the Company entered into a one year consulting agreement with an officer and a company controlled by this officer whereby the Company agreed to pay a consulting fee for services consistent with those ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (CDN$12,500) plus sales tax per month and agreed to issue to this officer options to purchase 1,000,000 shares of common stock at an exercise price of $0.60 per share for three years (granted July 14, 2009). Under the terms of the agreement, certain bonuses were payable, pending the achievement of certain equity targets to be reached prior to July 14, 2010. None of the equity targets were reached and consequently no bonus was paid or payable.

During the year ended January 31, 2012 the Company paid consulting fees of $nil (2011 - $73,398; 2010 - $78,510) and recorded stock based compensation of $nil (2011 - $162,085; 2010 - $153,593) to this company. At January 31, 2012 the Company was indebted to this company in the amount of $nil (2011 - $nil). Effective July 14, 2010, the officer resigned as the Company’s Executive Vice President of Corporate Development (note 7).

f)

During the year ended January 31, 2012, the Company paid aggregate director fees of approximately $26,205 (CDN$25,000) (2011 - $nil; 2010 - $nil) to five directors and recorded stock based compensation of $144,115 (2011 - $246,897; 2010 - $144,009) related to stock options granted to one director (2011 - three other directors).

g)

During the year ended January 31, 2012, the Company paid (recovered) consulting fees of ($1,993) (2011 - $15,916; 2010 - $nil) and recorded stock based compensation of $144,115 (2011 –$104,500; 2010 - $nil) to a Director and paid another director $nil for geological services (2011-$18,381; 2010 - $nil).

h)	During the year ended January 31, 2012, the Company recorded stock based compensation of $nil (2011 - $142,397; 2010 - $144,007) related to stock options granted to two other directors.

i)

On July 25, 2011 the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant of the Company, for the period July 2011 to June 2014 at a cost of $2,500 per month. During the year ended January 31, 2012, the Company paid $14,091 and owed $1,250 ( 2011 and 2010 – $nil).

During the year ended January 31, 2012, the Company’s directors and officers exercised a total of 1,042,500 (2011 - 333,334) stock options for $478,700 and exercised nil warrants (2011 – 775,000) warrants for $nil (2011-$116,000).

Additional related party transactions are disclosed in note 7 to these financial statements.

NOTE 7 – CAPITAL STOCK

Stock Transactions

From April to June 2005, 2,000 non-voting Series A convertible preferred shares were converted into 2,222,223 common shares.

During June 2005, the Company issued 666,667 Units at a price of $0.30 per Unit for total proceeds of $200,000. Each Unit was comprised of one common share and a warrant to purchase one additional common share at $0.40 per share until June 30, 2007.

In August 2005, 4,749,998 escrowed shares were returned to the treasury and cancelled.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Stock Transactions (Continued)

In March 2006, the Company issued 833,333 common shares on the conversion of a $250,000 promissory note.

In July 2006, the Company issued 200,000 common shares for proceeds of $50,000 on the exercise of stock options.

Between October 2, 2006 and January 18, 2007, the Company completed six private placements and issued an aggregate of 1,534,500 units for gross proceeds of $1,534,500. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.75 per share on or before 24 months from the date of issuance. In the case of each private placement, each whole warrant entitled the holder to purchase one additional common at a purchase price of $1.75 for a period of 24 months from the closing date; provided, however, that if at any time the average closing price for shares of the Company’s common stock on either the TSX Venture Exchange in Canada or the OTC-Bulletin Board in the United States exceeds $2.25 for a period of 20 trading days or more, the Company shall have the right, upon written notice to the subscriber, to reduce the exercise period of the warrants to a period of 30 days beginning on the date of the written notice. The Company incurred aggregate expenses of $78,750 in the form of finder’s fees and other expenses for net proceeds of $1,455,750 for these six private placements.

On December 13, 2006, the Company issued 30,000 common shares to two employees as a bonus. The fair value of these shares at the date of issuance was $49,500.

On February 27, 2007, the Company completed a private placement and issued 130,720 units for gross proceeds of $156,864. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.85 per share on or before February 27, 2009. The Company incurred share issue costs of $12,708, including finder’s fees in the amount of $11,340, in relation to the private placement.

Between March 12, 2007 and April 2, 2007 the Company issued 666,667 common shares for proceeds of $214,667 on the exercise of stock options.

On May 31, 2007, the Company issued 666,667 common shares for proceeds of $266,667 on the exercise of 666,667 warrants.

On June 7, 2007, the Company issued 3,720,776 common shares on the conversion of three promissory notes with an aggregate face value of $1,250,000 and aggregate accrued interest of $140,068.

On July 4, 2007, the Company completed a private placement and issued 1,800,000 units for gross proceeds of $2,070,000. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.50 per share on or before July 4, 2009.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Stock Transactions (Continued)

On August 7, 2007, the Company issued 180,000 units to a finder in payment of a finder’s fee pursuant to a finders’ fee agreement dated July 27, 2007. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable into one common share at a price of $1.50 per warrant share until July 4, 2009. This finder’s fee was paid for services rendered by the finder, a registered broker-dealer, for services rendered in connection with a private placement with a qualified institutional buyer that the Company completed on July 4, 2007. Between March 20, 2008 and March 25, 2008, the Company completed two brokered private placements and one non-brokered private placement and issued 3,080,000 units for gross proceeds of $3,850,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant exercisable at $1.60 for a period of 18 months. The Company paid cash commissions of $330,893 to an agent and co-operating broker as a commission and $5,000 for a finder’s fee for services rendered in the transaction. The agent applied $92,500 of this cash commission towards the purchase of an additional 74,000 units, which were issued at the same terms as the units issued in the brokered private placement.

Between March 20, 2008 and March 25, 2008, the Company issued an aggregate of 270,000 agent’s warrants to the agent and a co-operating broker as a commission for the proceeds raised by the agent and the co-operating broker in the brokered private placement. Each agent’s warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of $1.30 for a period of 18 months. The agent’s warrants were valued, using the Black Scholes valuation model, at $87,934 and recorded as a cost of capital. The assumptions used in the Black Scholes model were: risk free interest rate – 2.6% -2.7%; expected life of the warrants – 1-1.5 years; annualized volatility – 44%-63%; and dividend rate – 0%.

On March 25, 2008, the Company issued 25,000 share purchase warrants to a Canadian agent as part of the consideration for the Canadian agent’s services in acting as the Company’s sponsor regarding the Company’s listing application to the Canadian TSX Venture Stock Exchange. These share purchase warrants entitled the holder to purchase one share of the Company’s common stock at a price of $1.34 until March 25, 2009. The agent’s warrants were valued, using the Black Scholes valuation model, at $5,559 and recorded as a cost of capital. The assumptions used in the Black Scholes model were: risk free interest rate – 2.7%; expected life of the warrants – 1 year; annualized volatility – 39%; and dividend rate – 0%.

On January 15, 2009, the Company sold an aggregate of 1,125,000 units to five Company directors for a purchase price of $0.10 for aggregate gross proceeds of $112,500. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each of the share purchase warrants entitled the holder to purchase one additional common share of our company at an exercise price of $0.15 until their expiration date of January 15, 2011.

Between March 29 and April 7, 2009, the Company issued an aggregate of 200,000 common shares to a director on the exercise of 200,000 stock options for aggregate proceeds of $50,000 (note 6).

On each of April 24, 2009 and May 22, 2009, the Company completed a private placement and issued an aggregate of 1,913,116 units for gross proceeds of $593,500. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.45 for a period of 24 months from the date of issuance.

On May 28, 2009, the Company issued 500,000 units on the conversion of a $50,000 convertible debenture. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.15 for a period of 24 months expiring on May 28, 2011.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Stock Transactions (Continued)

Between June 5, 2009 and October 13, 2009, the Company issued an aggregate of 350,000 shares of common stock to two of its directors for proceeds of $52,500 on the exercise of warrants (note 6).

Between June 18, 2009 and July 13, 2009, the Company completed two private placements and issued an aggregate of 1,182,272 units for gross proceeds of $650,250. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.65 for a period of 24 months expiring on June 18, 2011.

On October 2, 2009, the Company issued 75,000 shares of common stock for proceeds of $28,000 on the exercise of stock options.

On November 12, 2009, the Company issued 1,000,000 units on conversion of two $50,000 convertible debentures. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.15 for a period of 24 months expiring on November 12, 2011.

On November 27, 2009, the Company completed a brokered private placement of 5,960,813 units at a price of CDN$0.70 ($0.662) per unit for gross proceeds of CDN$4,172,570 ($3,940,038). Each unit consisted of one common share of the Company’s common stock and one-half of one non-transferable common share purchase warrant. Each warrant entitles the purchaser to purchase one additional common share of the Company at a price of CDN$0.90 ($0.90) for a period of two years after closing, subject to early expiration in the event that the common shares of the Company trade on the TSX-V or the OTCBB with an average closing price greater than CDN$1.25 ($1.25) for a period of 30 consecutive trading days. We also paid a cash commission of 6% or CDN$250,354 ($236,760) to an agent for services rendered in the closing of the private placement.

On November 27, 2009, the Company issued an aggregate of 357,648 non-transferrable broker warrants to the brokers as a commission for the proceeds raised by the brokers in the brokered private placement. Each brokers warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of CDN$0.72 ($0.68) for a period of 1year. The agent’s warrants were valued, using the Black Scholes valuation model, at $145,488 and recorded as a cost of capital. The assumptions used in the Black Scholes model were: risk free interest rate – 1.03%; expected life of the warrants 1 year; annualized volatility – 120%; and dividend rate – 0%.

On February 2, 2010, the Company issued a total of 75,000 shares of its common stock at $0.62 per share for proceeds of $46,500 on the exercise of 75,000 stock options.

On February 2, 2010, the Company issued 40,000 shares of its common stock at $0.25 per share to a director for proceeds of $10,000 on the exercise of 40,000 stock options.

During the year ended January 31, 2011, the Company issued an aggregate of 775,000 shares of its common stock at $0.15 per share to two directors, to a company controlled by one the Company’s directors and to the spouse of one of the Company’s directors for proceeds of $116,250 on the exercise of 775,000 warrants.

Between June 21, 2010 and July 16, 2010, the Company issued an aggregate of 183,334 shares of its common stock at $0.25 per share for proceeds of $45,834 on the exercise of 183,334 stock options. 133,334 of the options exercised were exercised by one of the Company’s directors (note 6).

On September 27, 2010, the Company issued a total of 214,588 shares of its common stock at $0.702 (CDN$0.72) for proceeds of $150,212 on the exercise of 214,588 warrants.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Stock Transactions (Continued)

On October 26, 2010, the Company completed a private placement and issued 10,804,706 units for gross proceeds of $7,120,069. Each unit consisted of one share of common stock and one common stock purchase warrant exercisable at $1.11 (CDN$1.14) for a period of five years expiring on October 26, 2015.

On October 28, 2010, the Company issued a total of 43,540 shares of its common stock at $0.706 (CDN$0.72) for proceeds of $30,477 on the exercise of 43,540 warrants.

On November 3, 2010, the Company issued 170,000 shares of its common stock at $0.45 per share for proceeds of $76,500 on the exercise of 170,000 warrants.

Between November 3, 2010 and January 12, 2011, the Company issued an aggregate of 200,000 shares of its common stock at $0.65 per share for proceeds of $130,000 on the exercise of 200,000 warrants.

On December 22, 2010, the Company issued 140,000 shares of its common stock at $0.37 per share to a director for proceeds of $51,800 on the exercise of 140,000 stock options (note 6).

On December 30, 2010, the Company issued 20,000 shares of its common stock at $0.49 per share to a director for proceeds of $9,800 on the exercise of 20,000 stock options (note 6).

On August 19, 2011, the Company closed a "bought-deal" offering in which it sold 8,700,000 units at a price of approximately $1.16 (CDN$1.15) per unit for gross proceeds of $10,120,058 (CDN$10,005,000) and net cash proceeds of $9,134,809. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for approximately $1.60 (CDN$1.60) until August 19, 2013.

Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $607,203 (CDN$600,300) and 522,000 broker warrants. Each broker warrant entitles the holder to purchase one unit at approximately (CDN$1.15) until August 19, 2013. The fair value of the broker’s warrants was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate - 0.87%, expected dividend yield- 0%, volatility factor - 77.5%, and expected life - 2 years. Using these assumptions, the fair value of these broker warrants granted amounted to $124,343. This amount has been recorded as a reduction to common stock and credited to additional paid-in capital. In addition, the underwriters were granted an over-allotment option to purchase up to an additional 1,305,000 units at approximately $1.15 (CDN$1.15) per unit and/or up to an additional 652,500 warrants, or any combination thereof, to cover over-allotments.

On August 30, 2011, the Company issued 300,000 shares of its common stock at $0.37 per share to its former President for proceeds of $111,000 on the exercise of 300,000 stock options (note 6).

On September 20, 2011, the Company issued 200,000 shares of its common stock at $0.37 per share to a former consultant of the Company for proceeds of $74,000 on the exercise of 200,000 stock options.

On November 2, 2011, the Company issued 100,000 shares of its common stock at $0.37 per share to its former President for proceeds of $37,000 on the exercise of 100,000 stock options (note 6).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2009	4,960,637	$1.17
Issued	7,933,443	0.58
Exercised	(500,000)	0.24
Expired	(2,935,637)	1.54
Balance at January 31, 2010	9,458,443	0.61
Issued	10,804,706	1.14
Exercised	(1,403,128)	0.36
Expired	(99,520)	0.72
Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012	17,229,206	$1.28

At January 31, 2012, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
900,000	$1.25	April 11, 2012
5,002,500	$1.60 (CDN$1.60)	August 19, 2013
522,000	$1.15 (CDN$1.15)	August 19, 2013
10,804,706	$1.14 (CDN$1.14)	October 26, 2015
17,229,206

On September 15, 2011, the underwriter exercised the over-allotment option to purchase 652,500 additional warrants at a price of $0.082 per additional warrant for gross proceeds of $54,377(CDN$53,505) and net proceeds of $44,788. Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $3,263 (CDN$3,210).

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permits the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by TSX Venture stock exchange and by the stockholders in September 2008.

On February 10, 2009, the board of directors granted 1,385,000 stock options. Of these stock options a total of 1,150,000 were issued to three directors, a total of 35,000 were issued to two employees and 200,000 were issued to an investor relations firm. These stock options are exercisable at $0.37, expire in five years on February 10, 2014 and vest in accordance with the Company’s stock option plan at 346,250 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $377,501 which is being recorded in consulting and investor relations fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.18%; expected life of the options – 5 years; annualized volatility – 98%; and dividend rate – 0%.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Share Options (Continued)

On July 14, 2009, the Company granted 1,000,000 stock options to an officer in accordance with the terms of a consulting agreement. These stock options are exercisable at $0.60, expire in three years on July 14, 2012 and vest in four installments each in the amount of 250,000 stock options on January 14, 2010, April 14, 2010, July 14, 2010 and January 14, 2011. These stock options were valued, using the Black Scholes valuation model, at $341,623 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.29%; expected life of the options – 3 years; annualized volatility – 89%; and dividend rate – 0%.

On September 2, 2009, the Company granted 100,000 stock options to a director in consideration for services rendered. These stock options are exercisable at $0.675, expire on in three years on September 2, 2012 and vest in four installments each in the amount of 25,000 stock options on March 2, 2010, June 2, 2010, September 2, 2010 and March 2, 2011. The stock options were valued, using the Black Scholes valuation model, at $38,968 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.15%; expected life of the options – 3 years; annualized volatility – 90%; and dividend rate – 0%.

On January 19, 2010, the Company granted 550,000 stock options. Of these stock options, a total of 300,000 were granted to two directors, 150,000 to an officer and 100,000 to a consultant. These stock options are exercisable at $0.855, expire in five years on January 19, 2015 and vest in accordance with the Company’s stock option plan at 137,500 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $325,198 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.25%; expected life of the options – 5 years; annualized volatility – 88%; and dividend rate – 0%.

On May 11, 2010, the Company granted 400,000 stock options to a director. These stock options are exercisable at approximately $0.64 (CDN$0.64), expire in five years on May 11, 2015 and vest in accordance with the Company’s stock option plan at 100,000 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $248,616 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 2.65%; expected life of the options – 5 years; annualized volatility – 93%; and dividend rate – 0%.

On January 7, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options are exercisable at $0.80, expire on January 14, 2014 and vest in accordance with the Company’s stock option plan at 37,500 stock options each quarter. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 2.19%, expected dividend yield- 0%, volatility factor - 96%, and expected life - 3 years. Using these assumptions, the fair value of these stock options granted amounted to $72,435.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Stock Options (Continued)

On March 11, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options are exercisable at $1.04, expire on March 11, 2014 and vest in accordance with the Company’s stock option plan at 37,500 stock options on each of June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 2.19%, expected dividend yield- 0%, volatility factor - 96%, and expected life - 3 years. Using these assumptions, the fair value of these stock options granted amounted to $95,049.

Between August 24 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.15 (CDN$1.15) per share and expire between August 23 and August 28, 2016 and vest in accordance with the Company’s stock option plan and 337,500 of these stock options vest on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vest on November 29, 2011, February 29, 2012, May 29, 2012, August 29, 2012, November 29, 2012 and February 28, 2013. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 1.6%, expected dividend yield- 0%, volatility factor - 86%, and expected life - 5 years. Using these assumptions, the fair value of these stock options granted amounted to $761,695.

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2009	1,833,334	$0.50
Granted	3,035,000	0.54
Exercised	(275,000)	0.28
Expired	(200,000)	0.25
Balance at January 31, 2010	4,393,334	0.56
Granted	550,000	0.67
Exercised	(458,334)	0.36
Expired	(1,015,000)	0.60
Balance at January 31, 2011	3,470,000	$0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	$0.85

The weighted average fair value per stock option granted during the year ended January 31, 2012 was $0.52 (2011- $0.58; 2010 - $0.36) .

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 7 – CAPITAL STOCK, continued

Stock Options (Continued)

At January 31, 2012, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
100,000	$ 0.675	September 1, 2012
100,000	$ 1.13	November 13, 2012
60,000	$ 0.25	March 26, 2013
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
580,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
400,000	$ 0.855	January 19, 2015
400,000	$ 0.64 (CDN$ 0.64)	May 10, 2015
1,350,000	$ 1.15 (CDN$ 1.15)	August 23, 2016
150,000	$ 1.15 (CDN$ 1.15)	August 28, 2016
3,577,500

The fair value of stock options granted during the year ended January 31, 2012 was $856,744 (2011 - $321,051; 2010 - $1,083,289) which is being recognized over the options vesting periods. At January 31, 2012, 1,212,500 (2011 – 2,995,000) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2012 was $647,382 (2011 -$556,875; 2010 - $566,923). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Year	Year	Year
	Ended	Ended	Ended
	January	January	January
	31, 2012	31, 2011	31, 2010
Consulting fees	$509,196	$556,875	$512,411
Investor relations	-	-	54,512
Mineral property interests	105,212	-	-
Salaries and benefits	32,974	-	-
	$647,382	$556,875	$566,923

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2012	2011	2010
Risk-free interest rate	1.31-2.19%	1.69-2.65%	1.23%
Expected life of options	3-5 years	3-5 years	4.28 years
Annualized volatility	86-96%	93-96%	93%
Dividend rate	0%	0%	0%

As at January 31, 2012, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $693,150 (2011-$1,495,400).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 8 - SEGMENTED INFORMATION

At January 31, 2012 and 2011, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2012	2011

Identifiable assets
Canada	$9,297,302	$6,035,574
Argentina	1,349,008	927,594
	$10,646,310	$6,963,168

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2012	2011	2010

Net loss for the year
Canada	$2,569,352	$1,775,834	$1,628,987
Argentina	6,429,030	3,388,364	1,029,309
	$8,998,382	$5,164,198	$2,658,296

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2012		January 31, 2011
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$9,249,307	$9,249,307	$5,965,362	$5,965,365
Receivables	Level 2	$67,093	$67,093	$33,102	$33,102
Accounts payable	Level 2	$622,077	$622,077	$470,914	$470,914
Due to related parties	Level 2	$28,425	$28,425	$247,306	$247,306

The carrying amount approximates fair value because of the short maturity of the instruments.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company maintains its Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account. The Company keeps its Argentinean peso bank deposit account balance within federally insured limits. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At January 31, 2012 and 2011, the Company had approximately $1,924,000 and $699,000, respectively in U.S. cash, $1,793,000 and $267,000 in Canadian cash and approximately $5.5 million and $5.9 million, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 9 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk (continued)

At January 31, 2012, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	381,253	$7,292,591
Receivables	-	5,763
Accounts payable	(1,774,347)	(138,183)
Net exposure	(1,393,094)	$7,160,171

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $683,571 in the net loss for the year ended January 31, 2012. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 10 – COMMITMENTS

Lease Commitments

On December 8, 2010, the Company entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $7,289 (CDN$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

At January 31, 2012, the minimum future lease payments under the Company’s operating leases are as follows:

2013	$105,205
2014	$117,594
2015	$100,094

Consulting Commitments

As disclosed in note 6 to these financial statements, effective January 1, 2012, the Company renewed a one year consulting agreement with a company controlled by an officer whereby the Company agreed to pay a consulting fee of approximately $15,000 (CDN$15,000) until December 31, 2012. (Note 7)

As disclosed in note 6 to these financial statements, effective March 1, 2012, the Company renewed a one year consulting agreement with a company controlled by an officer whereby the Company agreed to pay a consulting fee of approximately $15,000 (CDN$15,000) until February 28, 2012. In addition, this officer is entitled to an additional consulting fee of approximately $2,500 (CDN$2,500) per month while he serves as interim President of the Company.

At January 31, 2012, the minimum future payments under the Company’s consulting contracts are as follows:

2012	$330,000
2013	$15,000

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 11 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2012, 2011 and 2010 and no taxes were payable at January 31, 2012 and 2011 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2012	2011	2010

Net loss for the year before income tax	$(8,998,382)	$(5,164,198)	$(2,658,296)
Combined federal and provincial tax rate	26%	34%	34%

Expected income tax recovery	(2,373,000)	(1,756,000)	(904,000)
Items not deductible for tax purposes	168,000	1,031,000	261,000
Adjustment to prior year’s net operating losses	-	76,000	-
Financing fees charged to equity	(247,000)	-	-
Effect of rate change	109,000	-	-
Net tax effect of assets recorded on re-domicile	(1,420,000)	-	-
Change in valuation allowance	3,763,000	649,000	643,000
Income tax provision	$-	$-	$-

At January 31, 2012 and 2011, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2012	2011
Capital assets and cumulative eligible capital	$46,000	$-
Mineral resource expenditures	4,504,000	-
Financing costs	264,000	-
Non-capital losses	2,622,000	3,673,000
Less: valuation allowance	(7,436,000)	(3,673,000)
	$-	$-

The Company has mineral resources tax assets of $18,017,000. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of $10,486,000 for Canadian income tax purposes. These losses may be carried forward to reduce taxable income in future years until they expire:

2015	$504,000
2026	905,000
2027	533,000
2028	583,000
2029	1,459,000
2030	2,120,000
2031	1,645,000
2032	2,737,000
$10,486,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 8, 2012 and its subsidiary on June 3, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2012
(Stated in U.S. Dollars)

NOTE 12 – SUBSEQUENT EVENTS

a)	Exercise of Stock Options

On February 2, 2012, a former director of the Company exercised 60,000 options to purchase common shares at an exercise price of $0.25 per share. On February 16, 2012, the Company’s former President exercised 160,000 options to purchase common shares at an exercise price of $0.37 per share and a former consultant exercised 20,000 options to purchase common shares at an exercise price of $0.37 per share. Accordingly, the Company issued 240,000 common shares for gross proceeds of $81,600.

b)	Expiration of Stock Options and Warrants

On February 20, 2012, 100,000 stock options exercisable at $0.675 and 100,000 stock options exercisable at $0.855 expired. On April 11, 2012, 900,000 warrants exercisable at $1.25 per share expired.

ITEM 18              Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19             Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Incorporation Documents

1.1	Restated Certificate of Incorporation (incorporated by reference from our Registration Statement on Form S-1 filed on January 19, 2010).

1.2	Bylaws (incorporated by reference from our Registration Statement on Form S-1 filed on January 19, 2010).

4.	Material Agreements

4.1	Equity and Warrant Subscription Agreement dated September 24, 2010 (incorporated by reference to an exhibit to our current report on Form 8-K filed on September 27, 2010).

4.2

Lease Agreement dated December 2, 2010 with Sun Life Assurance Company of Canada and Concert Real Estate Corporation (incorporated by reference to an exhibit to our current report on Form 8-K filed on December 14, 2010).

4.3

Agreement dated December 10, 2010 with Julián Michudis (incorporated by reference to an exhibit to our current report on Form 8-K filed on December 14, 2010 and 8-K/A filed on January 4, 2011, February 23, 2011 and March 14, 2011).

4.4	English Translation of Agreement dated December 10, 2010 with Julián Michudis (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K/A filed on March 14, 2011).

4.5

Independent contractor agreement dated January 7, 2011 with Jeffrey Finkelstein and JBD Consulting Ltd (incorporated by reference to an exhibit to our current report on Form 8-K filed on January 11, 2011.

4.6	Independent contractor agreement dated March 11, 2011 with Peter A. Ball and Ariston Capital (incorporated by reference to an exhibit to our current report on Form 8-K filed on March 14, 2011).

4.7	Independent contractor agreement dated effective January 1, 2012, with Jeffrey Finkelstein and JBD Consulting Ltd.

4.8

Independent contractor agreement dated effective March 1, 2012 with Peter A. Ball and Ariston Capital, together with side letter dated March 16, 2012 pertaining to services and remuneration for acting as Interim President.

4.9	Indemnification Agreement with Peter A. Ball dated January 1, 2012.

4.10	Indemnification Agreement with Jeffrey Finkelstein dated January 1, 2012.

8.	List of Subsidiaries

8.1	The Company currently holds a 100% interest in SCRN Property Ltd., a British Columbia corporation.

12.	Certification

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Peter Ball.

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

12.3	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Peter Ball.

12.4	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGENTEX MINING CORPORATION

/s/Peter Ball
Peter Ball
President
(Principal Executive Officer)

Date: May 10, 2012

/s/Jeff Finkelstein
Jeff Finkelstein
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: May 10, 2012