Form 20-F
period 2013-01-31
ARGENTEX MINING CORP
filed 2013-04-26
CIK 1167887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_______________________

For the transition period from ____________to ____________________

Commission file number 000-49995

Argentex Mining Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

     Suite 835, 1100 Melville Street
Vancouver, British Columbia V6E 4A6, Canada
(Address of principal executive offices)

     Michael Brown, President,
Suite 835, 1100 Melville Street
Vancouver, British Columbia V6E 4A6, Canada
Telephone: 604.568.2496
Fax: 604.568.1540
Email: mike@argentexmining.com
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

There were 71,677,317 common shares, without par value, issued and outstanding as of January 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES   [ x ] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES   [ x ] NO

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
[ x ] YES   [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ x ] YES   [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ x ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ]Item 17   [   ]Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES   [ x ] NO

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

  our exploration programs and results,

  the economic potential of our mineral exploration properties;

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

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

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

  political developments in Argentina; and

  the risks in the section of this Form 20-F entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this Form 20-F are qualified by this cautionary statement.

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. All references to CDN$ are to Canadian dollars and all references to US$ are to United States dollars and an exchange rate of 1.00 between $CDN and $US has been presumed.

Unless otherwise indicated, the terms “we”, “us”, “our” and “Company” mean Argentex Mining Corporation, a British Columbia corporation, and/or our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended January 31, 2013. The information presented below for the five year period ended January 31, 2013 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data

(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended January 31, 2013 (audited)	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)	Year Ended January 31, 2010 (audited)	Year Ended January 31, 2009 (audited)
	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	7,970,065	9,051,301	5,167,893	2,644,324	4,531,194
Net Loss	7,929,950	8,998,382	5,164,198	2,658,296	4,527,835
Comprehensive Loss	7,972,132	8,978,538	5,164,198	2,658,296	4,527,835
Basic and Diluted Loss Per Share	$0.11	$0.14	$0.11	$0.07	$0.15

	Year Ended January 31, 2013 (audited)	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)	Year Ended January 31, 2010 (audited)	Year Ended January 31, 2009 (audited)
	($)	($)	($)	($)	($)
Mineral Properties	815,000	815,000	815,000	Nil	Nil
Total Assets	3,443,763	10,646,310	6,963,168	3,372,176	165,091
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil	Nil
Shares Outstanding	71,677,317	71,437,317	56,587,922	43,921,754	32,590,553

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

Risks Associated With Mining

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

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our exploration and development activities will be subject to all of the hazards and risks inherent in these activities. If we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. While we currently carry insurance for our exploration and development activities we cannot guarantee that an event will not occur that is either not insurable or has not been adequately covered by existing insurance policies. Similarly for operations we do not currently maintain any insurance coverage against these operating hazards nor can we guarantee that if we commence operations that all hazards can be or will be adequately covered by insurance other than on a best efforts basis. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Fluctuating precious metals and copper prices could negatively impact our business.

The potential for profitability of our mining properties is directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility in gold and, silver prices is illustrated by the following table, which sets forth, for the periods indicated, the average market prices in U.S. dollars per ounce of gold and silver, based on the daily London P.M. fix.

Average Annual Market Price of Gold and Silver (per oz.)

Metal	2008	2009	2010	2011	2012

Gold	$872	$972	$1,224	$1,572	$1,669
Silver	$14.99	$14.67	$20.19	$35.12	$31.15

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold and silver prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

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

Risks Associated with Our Company

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation. Although we had working capital of $1,752,179 as of January 31, 2013, we have a history of operating losses since our inception in 2001, and had an accumulated deficit of $39,169,460 as of January 31, 2013. We anticipate that we will continue to incur operating expenses without revenues unless and until we are able to sell one or more of our resource properties or identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and build and operate a mine. On April 26, 2013, we had cash in the amount of approximately $1.3 million. We do not believe that our cash on hand is sufficient to fund our currently budgeted operating requirements for the 12 month period ending April 30, 2014. In addition, our budget could increase during the year in response to matters that cannot be currently anticipated and we might find that we need to raise more capital in order to properly address these items. Although we have signed a binding $5.0 million term sheet with Austral Gold Ltd., it is possible that this financing may not close. If it does not close, it is possible that we will be unable to secure an alternative source of funding. We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. The market instability may make it harder for us to raise capital as and when we need it and have made it difficult for us to assess the impact of the crisis on our operations or liquidity and to determine if the prices we might receive on the sale of minerals, if any, would exceed the cost of mineral exploitation. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, there is a substantial risk that our business could fail.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are primarily conducted in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2012 are around 11%, however unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentinean oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

Our operations in Argentina are subject to changes in political conditions, regulations and crime.

In January 2008, the Argentinean government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country. Although this particular change did not affect us, there can be no assurance that the Argentinean government will not unilaterally take other action which could have a material adverse effect on our projects in the country or that Argentina will continue to honor, this or other fiscal agreements. In October 2011, the Argentinean government announced a decree requiring mining companies to repatriate mining revenues to Argentina and to convert those revenues into Argentine pesos prior to taking any further action with respect to such revenues, such as paying suppliers or distributing profits, either locally or out of the country. This decree has resulted in increased foreign exchange and bank transaction costs to us and increased our exposure to potential devaluation of the Argentine peso should SCRN be forced to hold more currency in Argentine pesos compared to U.S. dollars. There also is the risk of political violence and increased social tension in Argentina as Argentina has experienced periods of civil unrest, crime and labor unrest. Certain political and economic events such as acts, or failures to act, by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on our ability to operate in the country.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the potential profitability of our mineral properties or any future operations. Exploration and development activities, and to a greater extent future operations, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

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

The figures for our estimated resource are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in our filings with securities regulatory authorities including the SEC, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralised material and grades of mineralisation on our properties. Until ore is actually mined and processed, mineralised material and grades of mineralisation must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that:

  these estimates will be accurate;
  mineralisation estimates will be accurate; or
  this mineralisation can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralisation will affect the economic viability of placing a property into production and such property's return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale. The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating parameters that may prove to be inaccurate. Extended declines in market prices for gold and/or silver may render portions of our mineralisation estimates uneconomic and result in reduced reported mineralisation or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralisation, or of our ability to extract this mineralisation, could have a material adverse effect on our results of operations or financial condition.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to that property.

Under Argentinean Law, concessions are granted by provincial governments for unlimited periods of time, subject to a mining fee and the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant mining fee over a five year period. Failure to comply with these conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair future development and/or operations.

We remain at risk in that the mining claims may be forfeited either due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

Risks Relating to Our Common Stock

Our stock price has historically been volatile, and as a result you could lose all or part of your investment.

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2013 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25
January 31, 2009	$1.83	$0.07	$1.34	$0.85

The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including: changes in the worldwide price for gold and silver, political risks in Argentina, results from our exploration or development efforts and the other risk factors discussed herein.

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

Risks Relating to our 2011 Merger and Continuation

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

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.

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

Our common stock is currently listed for trading on the TSX Venture Exchange under the symbol “ATX” and we have registered our common stock under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on September 10, 2002 with the United States Securities and Exchange Commission. We are listed under the symbol “AGXMF” on the OTCQB Exchange.

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

Pingüino

We purchased most of the mineral claims that comprise our flagship Pingüino property pursuant to a mineral property option agreement dated February 24, 2004 between our company and Christopher Dyakowski, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director. The purchase price for the property was approximately $393,390 (CDN$450,000 at the exchange rates in effect when we paid the purchase price) and was paid in five installments. In 2006, we staked the Plata Leon claim, which is located on the northern boundary of the property we purchased from Mr. Dyakowski.

All of the Pingüino property except for the Plata Leon claim is subject to a 2% net smelter returns royalty in favor of Mr. Dyakowski. We have the right to purchase one half of Mr. Dyakowski’s net smelter returns royalty from the Pingüino property for the sum of approximately $1,000,000 (CDN$1,000,000) and all of it for the sum of approximately $2,000,000 (CDN$2,000,000). Title to all of the claims comprising the Pingüino property is registered in the name of our subsidiary, SCRN Properties Ltd.

On December 17, 2010, we purchased the surface rights to a significant portion of the Pingüino property located in the Santa Cruz Province of Argentina for a purchase price of $815,000.

Santa Cruz

We own interests in 20 additional mineral claims in the Santa Cruz Province of Argentina that we have historically referred to as our “Santa Cruz properties”. The Santa Cruz properties are comprised of nine individual properties known as Plata Leon (one claim), Condor (six claims), Contreras (two claims), Nuevo Oro (one claim), La Leona (one claim), Merlot and Cabernet (three claims), Diamante (two claims) and the CVS Properties (four claims including CV1, CV3, Norte1 and Boreal, the latter which is nearby but not contiguous to the other three claims that are included in this property).

We acquired the Nuevo Oro, La Leona, Contreras, three of the five claims in the CV Properties and one of the Diamante claims pursuant to the terms of a mineral property acquisition agreement dated February 24, 2004 between our company and Christopher Dyakowski. As consideration for these claims, we issued to Mr. Dyakowski, subject to escrow and return to treasury conditions, a total of 833,333 common shares of our company. As the result of a March 15, 2004 share dividend, these 833,333 shares were increased to 2,499,999 shares. Under the agreement, these shares were to be returned to treasury if we did not commence work on these Santa Cruz claims, the Pingüino property and/or the Rio Negro claims then owned by SCRN Properties Ltd (see discussion of the SCRN property, below) on or before April 30, 2004. As we commenced our work program prior to April 30, 2004, these 2,499,999 shares were not returned to treasury at that time. Under the agreement, these shares were to continue to be held in escrow and released to Mr. Dyakowski, if at all, in installments over a period of time and upon the occurrence of certain events. These escrow provisions were subsequently deleted, and the number of shares to be released to Mr. Dyakowski was reduced to 250,000 shares, pursuant to the terms of a Restated Amendment to Mineral Property Acquisition Agreements dated as of August 8, 2005.

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

Condor

We acquired the Condor property pursuant to a mineral property acquisition agreement dated February 20, 2004 between our company and San Telmo Energy Ltd. As consideration for the Condor property we paid to San Telmo Energy Ltd. the sum of approximately $7,528 (CDN$10,000). The Condor property is subject to a 2% net smelter returns royalty in favor of San Telmo Energy Ltd. We have the right to repurchase one half of this royalty for approximately $1,000,000 (CDN$1,000,000) and all of this royalty for approximately $2,000,000 (CDN$2,000,000). At the time of this acquisition in February, 2004, San Telmo Energy Ltd. was an affiliate of Christopher Dyakowski.

SCRN Properties Ltd.

We acquired all of the issued and outstanding shares of SCRN Properties Ltd., pursuant to the terms of a share purchase agreement dated February 24, 2004 with Christopher Dyakowski. At the time, SCRN Properties Ltd. owned 15 mineral claims located in the Rio Negro Province of Argentina (Mochas 1, 2 and 3, Catre 1 and 2, and Pilquin 2 -11). Under this share purchase agreement, Mr. Dyakowski sold to our company all of the issued and outstanding shares of SCRN Properties Ltd. in exchange for a total of 833,333 common shares of our company, which we issued to Mr. Dyakowski subject to escrow and return-to-treasury conditions. As the result of a March 15, 2004 share dividend, these 833,333 shares were increased to 2,499,999 shares. Under the agreement, these shares were to be returned to treasury if we did not commence work on one or more of the Santa Cruz properties, the Pingüino property or the SCRN property on or before April 30, 2004. As we commenced our work program prior to April 30, 2004, these 2,499,999 shares were not returned to treasury at that time. Under the agreement, these shares were to continue to be held in escrow and released to Mr. Dyakowski, if at all, in installments over a period of time and upon the occurrence of certain events. These escrow provisions were subsequently deleted, and the number of shares to be released to Mr. Dyakowski was reduced to 250,000 shares, pursuant to the terms of a Restated Amendment to Mineral Property Acquisition Agreements dated as of August 8, 2005.

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

Capital Expenditures

During the years ended January 31, 2013, 2012 and 2011 we spent the following respective amounts on capital expenditures:

2013-$38,899
2012-$363,682
2011-$78,201

Our 2013 and 2011 capital expenditures were spent on various miscellaneous smaller items. Our 2012 capital expenditures were primarily incurred during our fourth quarter, when we began construction of a permanent camp at Pingüino and spent $294,961 to construct two buildings.

B. Business Overview

General

We are a junior exploration company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Rio Negro and Santa Cruz provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to the Argentine claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property. During the remainder of the year, we intend to continue to focus our efforts primarily on our Pingüino property and continue minimal low cost exploration on our other properties in the Santa Cruz and Rio Negro provinces of Argentina.

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

Employees

As of April 26, 2013, our company has three employees and twconsultants and our subsidiary, SCRN Properties Ltd., has eleven full time permanent employees, one full time temporary employee, one part-time permanent employee, three individuals working for us through a scholarship agreement with the University of La Plata and two consultants in Argentina. Our Chief Financial Officer and Executive Vice President of Corporate Development, provide services pursuant to consulting agreements. None of our consultants, including our Chief Financial Officer but excluding our Executive Vice President of Corporate Development, are required by the terms of their consulting agreements to spend all of their time on our affairs. Our Chief Financial Officer is required to spend approximately 80% of his working time on our affairs. Our Executive Vice President of Corporate Development is required to spend sufficient time to perform his duties. We also engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

We retain consultants on the basis of ability and experience. Except as set forth above, neither we nor any person acting on our behalf has any preliminary agreement or understanding, nor do we contemplate any such agreement concerning any aspect of our operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Governmental Regulations

Most of our exploration properties are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise the capital required to continue to explore and/or develop any of our mineral properties. For example, official government estimates of inflation in Argentina for 2012 are around 11%, however, unofficial estimates place this figure at closer to 25 - 30%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina.

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

However, the rights, obligations, and procedures for the acquisition, exploration, exploitation and use of mineral substances in Argentina are regulated by the federal government pursuant to the National Mining Code (the “National Mining Code”), though the Provinces have the power to regulate procedural aspects of the National Mining Code through Provincial Mining Procedure Codes and to organize the concession and enforcement authorities.

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

Mina

Although the prior grant of a cateo is not a pre-condition for the granting of an exploitation right, the most common way to acquire a mina is to discover a mine as a consequence of exploration pursuant to a cateo. To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of one or more pertenencias. “Common pertenencias” are six hectares and “disseminated pertenencias” are 100 hectares (relating to disseminated deposits of metals rather than discrete veins). Once granted, minas have an indefinite term assuming exploration development or mining is in progress in accordance with applicable law and the annual canon is paid. To convert an exploration concession to a mining concession requires a declaration of manifestation of discovery wherein a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of the pertenencias. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may conduct further exploration, if necessary, to determine the size and shape of the ore body.

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

A new mining operation is entitled to national, provincial, and municipal tax exemptions for five years. The exemptions commence with the awarding of formal title to the mine. The Mining Investment Act has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices. Depreciation of infrastructure occurs over a three year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight-line method of 33.33% . The major taxes that affect the mining sector are the Corporate Income Tax (35%), Alternative Minimum Tax (one percent of gross value of the assets), Value Added Tax (21%), Export duties tax (10% for silver and gold) and Mining Royalties of up to a maximum of three percent (3%) of the “mouth of mine” value of production, depending on the province.

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

D. Property, Plant and Equipment

Our principal offices consist of approximately 2,295 square feet of office space located at Suite 835, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada. Our telephone number at our principal office is 604.568.2496. Our fax number is 604.568.1540. We lease these premises pursuant to a lease agreement dated December 2, 2010. This lease is for a term of five years and one month beginning January 1, 2011 (with rent commencing February 1, 2011) and provides for the payment of a total monthly rental of approximately US$6,954 (CDN$6,954) during the first three years and a monthly rental of approximately US$7,524 (CDN$7,524) during the last two years of the term. Rent consists of a base rent amount and certain items of additional rent. In addition, we have subleased a portion of our leased premises for two years beginning January 1, 2011 for approximately $2,600 (CDN$2,600) per month. We have continued to sublease a portion of our leased premises under the terms of the original agreement. We believe that our office space and facilities are sufficient to meet our present needs and we do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

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

Mineral Properties

Our wholly-owned subsidiary company, SCRN Properties Ltd., owns interests in eight mineral properties located in the Santa Cruz province of Argentina and fifteen mineral properties located in the Rio Negro province of Argentina, and we own three contiguous mineral tenures located in south central British Columbia, Canada, known as the Clapperton Property. The Clapperton Property covers an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometres northeast of the town of Merritt, British Columbia. On May 25, 2011, we made a cash-in-lieu payment of approximately $4,067 (CDN$4,201), which advances the expiry date of our three mineral tenures to June 7, 2013.

To date, we have concentrated the bulk of our exploration efforts and expenditures on our Pingüino property, which is flagship property in the Santa Cruz province of Argentina. During the remainder of the year, we intend to continue to focus our efforts primarily on our Pingüino property.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, including the Pingüino property, or that we will be able to identify any mineral resource on any of these properties that can be developed profitably. Even if we do discover commercially exploitable levels of mineral resources on any of our properties, which is unlikely, there can be no assurance that we would be able to enter into commercial production of these mineral resources.

The following is a brief description of our mineral properties:

Pingüino Property

The Pingüino property is located in southern Argentina in the north-central part of the Province of Santa Cruz, centered at longitude 68o 34’ West and latitude 48º 00’ South. The location is shown on the map below:

The Pingüino property consists of four “Manifestacions de Descubrimiento” and one 30 Pertinencias described as follows:

Property Name	Expediente No.	Registered Holder	Claim Type	Size
	(File No.)			(Hectares)
Tranquilo 1	405.334/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,486
Tranquilo 2	405.335/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,182
Cañadon	405.336/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,827
Pingüino	414.409/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500
Pertinencias 1 – 30	Described by Gauss Kruger Coordinates	SCRN Properties Ltd.	Pertinencia	180

All of the Pingüino property except for the 10,000 hectare Plata Leon cateo is subject to a 2% net smelter returns royalty. We have the right to purchase one half of this net smelter returns royalty for the sum of approximately $1,000,000 (CDN$1,000,000) and all of it for the sum of approximately $2,000,000 (CDN$2,000,000). Title to all of the claims comprising the Pingüino property is registered in the name of our subsidiary, SCRN Properties Ltd.

In addition to the mineral claims, we own the surface rights to a significant portion of our Pingüino mineral property.

Our Work on the Pingüino Property to Date

During 2004 we conducted a limited program of prospecting, soil sampling, trenching and trench sampling and IP geophysics. In 2005, we conducted our first drill program, which consisted of 45 short drill holes for a total of 3,010 metres, testing near-surface targets on the Marta vein that were largely determined by previous trenching results.

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

In mid-January, 2007, we conducted a follow-up drill program consisting of 30 holes for a total of 3,000 metres. We focused on the central part of the Marta vein system, which included a number of new sulphide targets discovered by detailed mapping, prospecting and geophysics. The results of this program proved the existence of multiple sulphide veins in the central part of the Marta vein system (an area which, at the time, consisted of approximately 4 square kilometres, or 2.4 square miles).

In late 2007, we initiated a large drill program on the Pingüino property, targeting existing mineralized zones along strike and to depth as well as new targets with little or no existing testing. The first zone tested was Marta Centro and results released in early April 2008 confirmed the continuation of known base metal mineralization to depths deeper than previously tested. As part of the overall drill program, we conducted drill testing on Marta Este, Marta Norte, Marta Noroeste and other zones.

During the 2007-2008 exploration program, we completed approximately 20,782.9 metres (68,185 feet) of HQ diamond drilling at Pingüino. We tested a total of 15 base-metal and precious-metal veins in 151 new HQ diamond drill holes. In total, more than 10,000 core samples were collected and sent to Acme Analytical Laboratories for analysis.

In December 2009, we commenced the diamond drilling for the 2009-2010 exploration program at Pingüino. The program was designed to drill test new precious metal targets and expand known discoveries. Drilling was focused on Marta Norte, Marta Noroeste, Luna and the Tranquilo structure. A total of 89 shallow drill holes totalling 6,224 metres (20,414 feet) were completed by the end of the program in June 2010. Two new major discoveries included significant mineralized intersections at Luna and Tranquilo, which fall within the 11 kilometer long Tranquilo Trend structure.

In 2010, we focused on pre-drilling advanced exploration and target definition exploration work. We completed approximately 275 linear km of ground magnetometer surveys with 1,200 metres of trenching and channel sampling in key precious metal mineralized areas. In addition, we initiated a deep gradient Induced Polarization geophysical test on the core sulphide-rich vein area of the property to evaluate the proposed geological model of sulphide-enriched (and potentially mineralized) intrusives at depth, forming the source for the polymetallic veins exposed on surface.

Early in 2011, we initiated a 19,000 meter reverse circulation and diamond drilling program in the shallow oxidized portion of the silver-enriched high grade zones previously discovered at Pingüino. Our objective was to expand those centers of significant mineralization along strike and at depth.

On March 28, 2011 we began to release a series of drilling results from our 2011 exploration program. The first of these contained drill results from the Marta Noroeste vein, including the highest silver grades ever returned on Marta Noroeste with an intersection of 4 metres of 965 g/t Ag and 3.23 g/t Au. On April 12, 2011 we announced the results from the Marta Este and Marta Sur targets, including 12.0 Metres grading 512.5 g/t Ag and 1.12 g/t Au at Marta Este. On May 5, 2011 we announced the results from the Marta Centro and Marta Norte targets, including 8.0 metres grading 470.0 g/t Ag and 1.64 g/t Au within Marta Centro. The fourth set of drilling results included 5.76 Metres Grading 675.7 g/t Ag and 5.99 g/t Au and 61.79 Metres Grading 88.8 g/t Ag and 0.94 g/t Au at Marta Este. The fifth set of drilling results included 13.0 Metres Grading 525.1 g/t Ag at Tranquilo.

We initiated the drilling component of Phase VIII of our exploration program on February 23, 2012 and completed it on June 1, 2012. This drill program consisted of 10,520 metres of drilling (113 drill holes) and focused primarily on infill and definition drilling of previously identified vein systems in an effort to maximize the potential expansion of the resource. The second focus of the drilling was to test new veins not previously drilled, but identified as potential targets based on geophysics, geochemistry and trenching where outcrop or sub-crop was identified. In addition, we completed a soil geochemistry grid over the 12 kilometre x 4 kilometre vein field and followed up with an in-house ground magnetometry survey across the system. We then confirmed the soil and magnetometry anomalies with mapping and a combination of 126.6 linear kilometre gradient IP with follow up detailed dipole-dipole IP. The result of these combined exploration tools increased the number of identified vein systems by 37%, from 51 to 70 (112.5 linear kilometres of veins).

The phase VIII trenching program consisted of 193 trenches and targeted new veins or extensions on known veins. The Kalia, CSV, Karina, María and Kimberly veins represent five newly discovered mineralized systems with high-grade Ag-Au anomalies on surface. Three of them, Kalia, Karina and Kimberly, are hosted in veins with an ENE strike, known as the “K” structural system. María is close and parallel to the Marta Este-Marta Oeste vein trends, and CSV has an atypical EW strike. The trenching results from the Tranquilo vein are among the highest silver grades recorded to date at Pingüino.

In addition, we completed regional ground magnetics at Plata León.

The following table shows the results for all of the drill holes that we have published from February 1, 2012 through the present date on the Pingüino property:

Phase VIII Trenching results

Vein	Trench	Start [m]	End [m]	Length [m][1]	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
Kalia	KAL-24-11_C	4.40	16.90	12.50	23.40	0.44	6.0	0.03	0.32	0.11	45.20
	including	2.90	13.90	1.00	175.00	3.06	61.9	0.14	0.96	0.36	328.05
	KAL-32-11 (I)	205.00	210.00	5.00	99.80	0.09	1.6	0.04	1.18	0.35	104.15
	including	207.50	209.00	1.50	285.30	0.25	5.4	0.08	2.68	0.48	298.05
	KAL-34-11	46.00	52.90	6.90	42.20	0.66	5.5	0.02	0.44	0.16	75.02
	including	48.00	49.90	1.90	97.90	1.86	18.0	0.04	1.17	0.19	190.89
CSV	CSV-07-11 (I)	72.00	74.00	2.00	1,029.00	1.8	13.3	0.04	0.21	0.11	1,119.01
	CSV-07-11 (II)	26.50	28.50	2.00	446.60	0.55	2.2	0.02	0.22	0.09	474.06
	CSV-01-11	58.00	59.00	1.00	80.00	1.22	0.7	0.02	0.22	0.1	141.00
Karina	SAV-31-11 (IV)	347.00	355.00	8.00	336.20	0.18	1.8	0.04	0.81	0.04	345.40
	including	352.00	353.00	1.00	2,524.00	0.86	3.1	0.11	2.33	0.09	2,567.15
Karina	KAR-03-11 (I)	35.00	36.00	1.00	206.00	1.09	6.6	0.03	5.53	0.05	260.50
	KAR-03-11 (II)	56.50	57.50	1.00	211.00	0.46	5.9	0.02	0.54	0.02	233.75
	KAR-06-11 (I)	11.50	13.50	2.00	133.00	0.01	-	0.02	0.19	0.01	133.60

Vein	Trench	Start [m]	End [m]	Length [m] [1]	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
CSV-KAR	SAV-37-11	120.50	126.50	6.00	65.90	1.73	7.3	0.04	0.12	0.1	152.66
Savary	SAV-11-11	33.30	38.30	5.00	18.10	1.63	11.7	0.02	0.2	0.26	99.54
	including	33.30	35.30	2.00	13.50	3.96	9.0	0.03	0.29	0.51	211.25
	SAV-17-11	33.50	43.50	10.00	14.70	1.79	29.4	0.03	0.54	0.19	104.20
	including	37.50	40.00	2.50	51.50	6.55	82.4	0.05	1.75	0.23	378.93
	SAV-25-11	48.00	53.00	5.00	46.70	0.92	22.7	0.02	1.81	0.09	92.57
	including	52.00	53.00	1.00	172.00	2.66	60.0	0.06	6.18	0.13	305.20
	SAV-48-11	58.00	67.50	9.50	47.10	0.13	1.0	0.02	0.37	0.03	53.58
	including	64.00	65.50	1.50	196.00	0.45	2.2	0.03	1.06	0.07	218.70
Savary- CSV	SAV-31-11 (I)	103.00	115.00	12.00	36.40	0.89	12.2	0.1	0.7	0.13	81.17
	including	109.00	111.00	2.00	98.90	1.96	30.5	0.3	1.28	0.36	197.02
	SAV-33-11	152.50	155.50	3.00	96.30	2.38	18.4	0.02	0.73	0.1	215.03
	SAV-35-11 (I)	127.00	144.00	17.00	53.20	0.74	3.7	0.02	0.47	0.1	90.40
María	MIA-12-11	37.80	47.50	9.70	45.50	0.22	3.6	<0.01	0.12	0.02	56.57
	including	40.80	41.80	1.00	191.00	1.08	4.0	0.01	0.25	0.02	245.00
Kimberly	KIM-73-11	8.50	38.00	29.50	15.60	0.16	1.9	0.02	0.39	0.09	23.58
	including	10.50	12.50	2.00	89.00	0.8	2.0	0.03	0.07	0.08	128.95
Tranquilo	TR-145-12	25.50	39.00	13.50	1,086.80	0.11	0.1	0.18	0.37	0.07	1,092.28
	including	30.50	37.00	6.50	2,215.90	0.18	0.2	0.31	0.7	0.13	2,225.01
	and including	33.50	36.00	2.50	4,709.60	0.3	0.3	0.33	0.84	0.13	4,724.81
Ivonne Sur	IVS-14-11	163.90	167.30	3.40	83.50	3.55	20.7	0.06	0.14	0.42	261.19
	IVO-01-11	10.10	25.20	15.10	6.80	0.64	6.8	0.01	0.05	0.02	39.05
Ivonne	including	16.10	21.10	5.00	12.20	1.64	5.8	0.02	0.06	0.02	94.02
	IVO-05-11	23.90	39.40	15.50	15.70	0.47	15.4	0.03	0.2	0.09	39.47
	including	24.90	28.40	3.50	50.60	0.88	37.7	0.04	0.62	0.12	94.51
	IVO-06-11	19.10	33.30	14.20	41.30	0.9	10.4	0.06	0.45	0.05	86.18
	including	22.10	24.30	2.20	211.30	2.47	30.5	0.12	1.69	0.09	334.85
	IVO-07-11	13.40	21.80	8.40	45.30	0.48	9.2	0.02	0.72	0.1	69.55
	including	20.50	21.80	1.30	78.40	1.13	8.0	0.04	0.64	0.11	134.75
Ivonne Norte	IVN-01-11	15.20	33.00	17.80	8.20	0.55	14.4	0.02	0.09	0.13	35.46
	including	19.20	21.70	2.50	20.70	2.07	21.4	0.04	0.08	0.4	124.11
	IVN-03-11	29.10	37.70	8.60	5.70	1.1	6.4	<0.01	0.29	0.03	60.48
	including	32.10	33.70	1.60	20.10	3.91	15.2	0.02	0.91	0.06	215.81
	IVN-07-11	50.90	66.20	15.30	18.00	0.48	32.0	0.02	0.12	0.13	42.14
	including	53.90	55.20	1.30	45.00	1.66	75.1	0.03	0.25	0.36	127.82
	and including	63.40	65.20	1.80	80.00	1.45	22.1	0.02	0.12	0.14	152.39
Sonia	SON-07-11	34.10	40.10	6.00	75.90	0.41	66.7	0.08	0.33	0.1	96.47
	SON-25-11	149.00	150.20	1.20	329.00	1.98	6.0	0.02	0.2	0.07	428.08

(1)	We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

Phase VIII DDH drilling results

Vein	Drill Hole	Start	End	Length	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]
Marta Este	P403-12	9.80	35.75	25.95	46.0	0.35	0.7	<0.01	0.09	0.01	63.43
	including	16.90	25.10	8.20	102.9	0.87	1.5	<0.01	0.12	0.02	146.44
	and including	24.00	25.10	1.10	517.5	4.19	6.2	0.03	0.12	0.05	726.87
	P404-12	20.00	47.80	27.80	85.4	0.37	1.0	<0.01	0.21	0.04	103.82
	including	31.15	33.75	2.60	651.8	2.34	5.2	0.02	0.30	0.06	768.76
	P405-12	34.75	48.50	13.75	688.8	2.01	7.0	0.06	0.25	0.09	789.04
	including	40.12	45.50	5.38	1,703.5	4.60	13.1	0.07	0.32	0.14	1,933.71
	P406-12	12.90	69.15	56.25	176.6	0.57	1.8	0.01	0.07	0.04	205.24
	including	54.35	67.15	12.80	699.4	1.43	7.4	0.04	0.14	0.09	770.96
	and including	57.65	61.75	4.10	1,959.3	3.23	9.0	0.06	0.22	0.13	2,120.97
	P407-12	15.70	71.85	56.15	77.8	0.37	0.6	0.01	0.10	0.05	96.41
	including	61.90	67.60	5.70	643.8	2.11	1.7	0.07	0.18	0.12	749.14
	P408-12	85.46	125.08	39.62	251.5	1.39	1.1	0.02	1.32	1.46	321.17
	including	109.60	125.08	15.48	609.5	3.47	2.0	0.04	2.63	2.91	773.11
	and including	115.94	122.07	6.13	1,178.7	8.10	1.9	0.08	3.59	2.96	1,583.83
	P409-12 (I)	56.92	58.33	1.41	49.7	0.67	1.6	0.01	1.52	2.13	83.13
	P409-12 (II)	92.85	130.35	37.50	271.0	0.76	0.5	0.02	1.64	1.33	309.06
	including	112.61	125.45	12.84	746.5	1.88	0.9	0.04	4.04	2.70	840.41
	and including	118.15	124.40	6.25	1,400.8	3.40	1.0	0.06	6.29	4.17	1,570.80
	P410-12	112.00	141.90	29.90	122.3	0.33	1.4	0.01	1.16	1.40	138.59
	including	130.25	136.80	6.55	457.2	0.84	4.2	0.04	4.05	3.96	499.46
	P411-12	118.75	144.88	26.13	26.4	0.16	0.3	<0.01	0.30	0.72	34.48
	including	131.53	133.50	1.97	79.5	0.61	1.6	0.01	1.34	1.08	109.87
	P412-12	85.65	154.40	68.75	29.8	0.11	0.4	<0.01	0.25	0.35	35.45
	including	131.65	146.75	15.10	116.0	0.33	1.3	0.01	0.77	1.20	132.56
	and including	142.65	146.75	4.10	331.4	0.68	1.0	0.04	1.25	2.73	365.61
	P413-12	139.72	165.10	25.38	75.2	0.28	0.6	0.02	0.99	1.42	89.26
	including	150.72	155.38	4.66	293.5	0.56	1.4	0.04	3.51	4.75	321.59
Marta Centro	P414-12	142.00	169.20	27.20	26.3	0.14	21.2	<0.01	0.64	2.24	33.22
	including	162.50	169.20	6.70	58.4	0.31	68.2	0.02	1.43	6.18	74.05
	P415-12	14.80	31.55	16.75	132.8	2.09	13.6	0.01	0.25	0.07	237.15
	including	19.70	27.90	8.20	146.4	3.99	14.3	0.02	0.19	0.09	345.78
	and including	21.50	25.00	3.50	184.5	5.61	10.9	0.02	0.16	0.10	464.80
Yvonne Norte	P416-12	17.00	26.85	9.85	46.6	1.97	44.4	0.18	0.28	0.64	145.17
	including	19.90	21.35	1.45	200.1	5.64	90.1	0.40	0.57	0.58	482.02
	and including	24.80	26.38	1.58	48.3	6.62	57.3	0.33	0.10	0.48	379.28
	P422-12	9.55	19.20	9.65	12.2	1.01	4.8	0.04	0.19	0.09	62.75
	including	11.00	13.30	2.30	31.2	3.16	8.1	0.06	0.52	0.13	189.09
Tranquillo	P419-12	38.00	45.40	7.40	75.8	0.04	0.1	0.08	0.38	0.06	77.84
	including	41.65	43.83	2.18	149.0	0.10	0.1	0.10	0.53	0.04	153.99
	P420-12	117.15	135.06	17.91	70.9	0.03	0.1	0.04	0.83	0.52	72.53
	including	131.87	133.50	1.63	264.0	0.07	0.2	0.11	2.60	2.49	267.36

Vein	Drill Hole	Start	End	Length	Ag [g/t]	Au [g/t]	In [g/t]	Cu [%]	Pb [%]	Zn [%]	Ag eq(1) [g/t]

Marta Norte	P417-12	1.42	16.00	14.58	>404.8	0.13	0.0	0.03	0.12	0.02	>411.5
	including	2.42	5.60	3.18	>1,491.7	0.15	0.0	0.04	0.23	0.02	>1,499.3
	P417-12	1.42	16.00	14.58	0.05	0.25	532.20	0.04	0.15	0.02	544.67	(2)
	P417-12	3.42	6.00	2.58	0.15	0.88	2,208.75	0.07	0.33	0.04	2,252.55	(2)
	P418-12	46.70	64.80	18.10	533.4	0.32	0.0	0.05	0.19	0.10	549.30
	including	46.70	56.80	10.10	934.5	0.50	0.0	0.08	0.24	0.09	959.59
	and including	46.70	53.50	6.80	1,210.3	0.57	0.0	0.11	0.32	0.11	1,238.94
	P421-12	60.00	68.75	8.75	235.9	0.21	0.0	0.04	0.44	0.48	246.18
	including	64.50	68.75	4.25	432.6	0.32	0.0	0.03	0.30	0.49	448.54

(1) We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

(2) Revised results subsequent to issuance of results in news release issued on July 27, 2012.

Phase VIII RC drilling results

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Marta Este	PR174-12	7.00	30.00	23.00	21.5	0.24	<0.01	0.13	0.03	1.6	33.61
	including	13.00	14.00	1.00	130.0	0.26	<0.01	0.08	0.03	1.1	142.82
	PR175-12	13.00	46.00	33.00	51.9	0.46	<0.01	0.14	0.03	0.4	74.97
	including	40.00	44.00	4.00	290.3	2.80	0.02	0.36	0.06	1.3	430.09
	PR172-12	20.00	31.00	11.00	21.6	0.43	<0.01	0.14	0.06	0.2	42.90
	PR173-12	36.00	42.00	6.00	117.6	2.27	<0.01	0.09	0.07	0.3	231.13
	including	38.00	40.00	2.00	281.5	5.62	0.02	0.12	0.12	0.3	562.33
	PR176-12	78.00	198.00	120.00	40.2	0.12	<0.01	0.28	0.23	0.5	46.04
	including	84.00	95.00	11.00	73.2	0.11	<0.01	0.23	0.13	0.6	78.91
	including	144.00	149.00	5.00	148.1	0.27	0.02	1.34	0.86	2.0	161.40
Marta Oeste	PR170-12 (I)	37.00	40.00	3.00	41.6	0.90	0.01	1.56	0.85	6.8	86.55
	PR170-12 (II)	80.00	95.00	15.00	28.3	0.21	<0.01	0.53	1.82	12.0	38.62
	including	90.00	93.00	3.00	54.8	0.23	0.02	1.15	3.36	16.7	66.12
	PR167-12	65.00	67.00	2.00	45.5	0.45	<0.01	0.21	0.19	8.3	67.75
	PR169-12	33.00	113.00	80.00	55.0	0.18	<0.01	1.27	0.83	7.9	64.16
	including	48.00	64.00	16.00	168.6	0.49	0.02	4.08	1.41	24.4	193.26
	and including	49.00	52.00	3.00	495.0	0.88	0.02	10.63	0.11	33.5	539.15
	including	92.00	95.00	3.00	198.6	0.64	0.03	3.45	6.94	37.7	230.40
	PR168-12	74.00	88.00	14.00	30.5	0.23	<0.01	0.49	1.48	33.8	42.06
	including	78.00	79.00	1.00	90.4	0.04	0.02	1.85	2.70	68.5	109.85
	PR171-12 (I)	61.00	64.00	3.00	24.1	0.37	<0.01	0.84	1.41	14.0	42.40
	PR171-12 (II)	148.00	151.00	3.00	13.8	0.80	0.03	0.11	1.29	55.2	53.87
KAE	PR195-12 (I)	50.00	52.00	2.00	26.3	0.01	0.02	0.23	3.31	88.4	26.65
	PR195-12 (II)	72.00	73.00	1.00	35.8	0.00	<0.01	1.42	2.06	2.1	35.84
	PR196-12	62.00	65.00	3.00	26.7	0.08	0.02	1.40	4.39	14.4	30.70
Monica	PR198-12	70.00	71.00	1.00	14.1	0.03	0.01	0.86	2.08	2.5	15.38
	PR199-12	34.00	35.00	1.00	34.2	0.05	0.02	1.21	0.02	16.9	36.67

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Tranquilo	PR227-12	36.00	41.00	5.00	36.4	0.01	<0.01	0.02	0.07	0.0	36.77
	including	37.00	38.00	1.00	60.0	0.01	0.01	0.02	0.14	0.0	60.73
	PR232-12 (I)	11.00	13.00	2.00	33.3	0.01	0.41	5.79	0.26	0.1	33.89
	PR232-12 (II)	26.00	34.00	8.00	31.5	0.01	0.03	0.18	0.14	0.0	31.80
	PR244-12	33.00	34.00	1.00	0.3	0.03	<0.01	0.00	0.01	0.0	1.66
	PR233-12	8.00	9.00	1.00	0.2	0.03	<0.01	0.00	0.01	0.0	1.76
	PR165-12	25.00	27.00	2.00	21.0	0.23	0.03	0.41	0.39	0.0	32.33
	PR251-12	47.00	48.00	1.00	1.0	0.06	<0.01	0.02	0.03	0.0	3.87
Tranquilo South	PR229-12	50.00	51.00	1.00	20.3	0.00	0.03	0.06	0.08	0.0	20.41
	PR228-12	10.00	43.00	33.00	57.7	0.00	0.07	0.07	0.11	0.0	57.76
	including	24.00	38.00	14.00	88.6	0.00	0.09	0.03	0.15	0.0	88.70
	and incl.	27.00	31.00	4.00	121.8	0.00	0.12	0.04	0.20	0.0	121.78
Tranquilo North	PR166-12	67.00	68.00	1.00	9.8	0.04	<0.01	0.00	0.01	0.0	11.67
Marta Noroeste	PR163-12	22.00	23.00	1.00	2.3	0.41	<0.01	0.00	0.20	0.1	22.55
	PR250-12	36.00	52.00	16.00	43.2	0.17	<0.01	0.13	0.02	0.1	51.64
	including	47.00	51.00	4.00	99.6	0.31	<0.01	0.22	0.03	0.3	115.28
	PR164-12	23.00	27.00	4.00	1.0	0.80	<0.01	0.01	0.02	0.0	40.94
	including	26.00	27.00	1.00	0.6	1.55	<0.01	0.01	0.03	0.0	78.30
	PR254-12	55.00	85.00	30.00	32.5	0.36	<0.01	0.03	0.01	0.0	50.51
	including I	57.00	64.00	7.00	105.9	1.30	0.01	0.13	0.02	0.0	170.80
	and including	58.00	60.00	2.00	299.0	3.40	0.02	0.24	0.03	0.0	469.00
	including II	81.00	82.00	1.00	76.9	0.64	0.01	0.02	0.02	0.1	108.95
	PR253-12	75.00	82.00	7.00	29.0	0.10	<0.01	0.00	0.01	0.0	34.20
Karina	PR223-12	4.00	53.00	49.00	51.0	0.23	0.01	0.60	0.05	1.2	62.52
	including	17.00	26.00	9.00	186.6	0.64	0.03	1.19	0.06	4.0	218.48
	and including	18.00	19.00	1.00	762.0	3.99	0.13	6.42	0.26	26.3	961.60
	PR220-12	29.00	40.00	11.00	71.2	0.11	<0.01	0.15	0.24	0.8	76.75
	including	34.00	35.00	1.00	462.0	0.73	0.03	0.44	0.21	0.5	498.50
	PR222-12	24.00	38.00	14.00	47.8	0.42	0.01	0.70	0.05	6.5	68.78
	including	24.00	25.00	1.00	107.0	1.27	0.01	0.58	0.06	0.7	170.50
	PR210-12	1.00	3.00	2.00	36.9	0.16	<0.01	0.18	0.04	0.5	44.91
	PR221-12	33.00	60.00	27.00	31.1	0.19	<0.01	0.27	0.02	1.6	40.74
	Including	41.00	42.00	1.00	113.0	0.63	<0.01	0.29	0.01	4.3	144.40
	PR219-12	45.00	56.00	11.00	290.1	0.23	0.02	0.56	0.72	4.0	301.58
	Including	45.00	47.00	2.00	1,459.5	1.17	0.06	2.25	2.82	20.1	1,517.90
	PR218-12	51.00	52.00	1.00	1.8	0.07	<0.01	0.01	0.04	0.0	5.35
	PR194-12	2.00	55.00	53.00	21.8	0.31	<0.01	0.18	0.04	0.7	37.12
	Including	26.00	43.00	17.00	52.3	0.51	0.01	0.17	0.05	1.3	77.98
	and including	30.00	32.00	2.00	166.5	0.76	0.02	0.15	0.07	1.0	204.57
	PR206-12	24.00	25.00	1.00	7.4	0.00	<0.01	0.00	0.16	0.0	7.43
	PR190-12 (I)	33.00	47.00	14.00	45.2	0.35	0.01	0.50	0.19	1.9	62.79
	Including	44.00	46.00	2.00	148.9	1.39	0.03	0.88	0.42	8.4	218.15
	PR190-12 (II)	52.00	67.00	15.00	38.2	0.29	<0.01	0.15	0.07	0.9	52.90
	Including	60.00	64.00	4.00	76.4	0.95	<0.01	0.07	0.05	1.1	124.10

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Florencia	PR247-12	28.00	30.00	2.00	35.1	0.21	<0.01	0.39	0.04	5.2	45.54
	PR245-12 (I)	19.00	32.00	13.00	35.3	0.23	<0.01	0.12	0.02	1.3	46.56
	including	23.00	24.00	1.00	144.00	0.49	<0.01	0.25	0.03	2.4	168.25
	PR245-12 (II)	41.00	52.00	11.00	27.0	0.08	<0.01	0.64	0.11	4.6	30.88
	including	48.00	49.00	1.00	108.00	0.23	<0.01	1.49	0.05	14.4	119.40
	PR245-12 (III)	59.00	66.00	7.00	33.9	0.08	<0.01	0.50	0.26	0.4	38.00
	including	62.00	63.00	1.00	69.9	0.08	0.01	0.98	0.36	0.3	73.87
Maria	PR248-12	9.00	10.00	1.00	8.0	0.03	<0.01	0.22	0.06	0.1	9.28
Trinda	PR181-12	75.00	78.00	3.00	35.6	0.31	0.09	0.25	0.25	0.0	51.05
Kimberly	PR242-12	53.00	54.00	1.00	24.4	0.00	0.03	0.58	0.24	0.1	24.58
CSV	PR216-12 (I)	0.00	12.00	12.00	0.45	106.2	0.01	0.27	0.07	1.1	128.48
	including	1.00	2.00	1.00	0.95	1022.0	0.03	1.04	0.15	4.8	1069.45
	PR216-12 (II)	65.00	121.00	56.00	0.15	36.4	<0.01	0.21	0.58	1.5	43.64
	including	65.00	69.00	4.00	0.39	96.0	0.01	0.93	2.35	2.6	115.39
	including	102.00	105.00	3.00	0.62	149.6	0.06	0.41	1.60	4.9	180.67
	PR217-12	67.00	69.00	2.00	0.05	33.1	<0.01	0.18	0.32	0.2	35.39
	PR246-12	31.00	39.00	8.00	0.16	136.8	0.01	0.58	0.64	7.0	144.97
	including	31.00	33.00	2.00	0.46	486.5	0.03	1.76	1.89	3.7	509.53
	PR249-12	13.00	23.00	10.00	0.11	37.2	<0.01	0.29	0.03	1.3	42.53
	including	16.00	17.00	1.00	0.45	179.0	<0.01	0.63	0.08	2.7	201.70
	PR184-12	92.00	93.00	1.00	0.00	0.7	<0.01	0.00	0.01	0.1	0.78
	PR182-12	10.00	101.00	91.00	0.17	37.2	<0.01	0.68	0.18	3.2	45.84
	including I	19.00	35.00	16.00	0.52	91.0	0.01	2.52	0.03	9.2	116.92
	and including	19.00	21.00	2.00	2.59	434.5	0.04	13.87	0.04	38.5	564.20
	including II	75.00	86.00	11.00	0.27	106.8	<0.01	0.23	0.26	2.9	120.08
	and including	76.00	78.00	2.00	0.70	394.5	0.02	0.27	0.23	1.5	429.45
	PR211-12	65.00	72.00	7.00	0.10	31.2	<0.01	0.34	1.38	1.6	36.09
	including	66.00	67.00	1.00	0.27	99.0	0.01	0.47	3.21	4.8	112.25
	PR191-12	29.00	47.00	18.00	0.10	43.7	<0.01	0.16	0.18	1.5	48.74
	including	37.00	39.00	2.00	0.40	185.5	0.02	0.30	0.26	1.0	205.56
	PR185-12	53.00	54.00	1.00	1.19	11.8	<0.01	0.13	2.04	0.8	71.15
Kalia	PR239-12	39.00	46.00	7.00	0.11	32.6	0.02	0.47	2.31	11.8	38.22
	including	43.00	44.00	1.00	0.44	158.0	0.13	1.92	10.72	61.0	180.16
	PR236-12	52.00	65.00	13.00	0.13	50.2	0.04	3.16	1.17	3.3	56.56
	including	58.00	60.00	2.00	0.74	249.0	0.20	16.48	5.11	17.7	286.10
	PR238-12	66.00	67.00	1.00	0.70	40.3	0.01	1.00	1.40	1.2	75.15
	PR237-12	112.00	113.00	1.00	0.12	47.0	0.02	1.70	2.72	1.2	52.92
Pamela	PR234-12	28.00	29.00	1.00	0.02	45.2	0.10	0.49	0.05	0.0	46.01
	PR178-12	3.00	4.00	1.00	0.00	2.4	<0.01	0.01	0.02	0.1	2.53
	PR235-12	50.00	54.00	4.00	0.00	31.6	0.14	0.21	0.13	0.0	31.70
Aurora	PR230-12	19.00	20.00	1.00	0.01	1.5	0.01	0.00	0.00	0.0	1.75
	PR231-12	49.00	51.00	2.00	0.00	49.2	0.11	2.53	2.28	0.0	49.18

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Marta Sur	PR205-12(l)	27.00	30.00	3.00	0.41	272.5	<0.01	0.82	0.21	0.0	34.04
	PR205- 12(ll)	43.00	55.00	12.00	0.04	21.5	<0.01	0.02	0.04	0.0	23.25
	PR204-12	45.00	49.00	4.00	0.01	40.4	0.01	0.39	0.08	0.1	41.10
	PR203-12	78.00	80.00	2.00	0.71	13.8	<0.01	0.17	0.62	0.1	49.53
	PR177-12	39.00	58.00	19.00	0.41	272.5	<0.01	0.82	0.21	0.4	292.94
	including	47.00	58.00	11.00	0.36	439.7	<0.01	0.76	0.34	0.4	457.73
	and including	47.00	52.00	5.00	0.57	767.2	<0.01	1.23	0.02	0.5	795.46
	PR202-12	47.00	68.00	21.00	0.26	109.9	<0.01	0.65	0.49	0.4	123.08
	including	52.00	56.00	4.00	0.63	313.3	<0.01	1.43	0.01	0.6	344.98
	and including	66.00	68.00	2.00	0.21	242.5	<0.01	0.23	0.28	0.2	253.12
	PR188-12	24.00	25.00	1.00	0.03	38.6	<0.01	0.14	0.12	1.2	40.07
	PR201-12	29.00	44.00	15.00	0.07	26.5	0.01	0.27	0.47	0.9	29.83
	PR186-12 (I)	61.00	70.00	9.00	0.29	14.1	<0.01	0.31	1.50	0.6	28.79
	including	67.00	68.00	1.00	1.87	8.5	<0.01	0.16	0.66	0.7	101.85
	PR186-12 (II)	91.00	108.00	17.00	0.02	48.9	0.02	0.64	1.72	2.9	49.99
	including	92.00	95.00	3.00	0.02	175.7	0.10	1.61	4.95	2.1	176.85
	PR187-12	55.00	110.00	55.00	0.10	25.8	<0.01	0.41	0.88	3.6	30.89
	including	68.00	69.00	1.00	0.17	156.0	0.10	0.53	0.04	8.9	164.73
	PR189-12	70.00	71.00	1.00	0.08	27.6	0.02	0.66	1.12	2.8	31.73
Savary	PR212-12	19.00	30.00	11.00	0.44	22.6	0.03	0.77	0.05	3.2	44.54
	including	28.00	30.00	2.00	1.67	27.4	0.06	0.98	0.17	4.3	111.00
	PR214-12	16.00	24.00	8.00	1.43	67.4	0.05	1.70	0.12	21.2	139.09
	including	19.00	20.00	1.00	2.71	213.0	0.16	4.08	0.41	38.2	348.65
	PR193-12	22.00	25.00	3.00	1.46	53.9	0.05	3.33	2.92	50.9	127.17
	PR213-12	52.00	74.00	22.00	0.39	31.9	0.10	0.41	1.66	21.7	51.25
	including	58.00	60.00	2.00	1.03	143.5	0.90	0.95	3.74	94.0	194.78
	and including	70.00	72.00	2.00	1.65	66.4	0.07	1.61	5.35	43.2	148.90
	PR215-12	78.00	94.00	16.00	0.89	79.5	0.03	0.31	0.05	13.0	124.20
	including	79.00	81.00	2.00	1.30	196.5	0.05	0.35	0.07	31.1	261.40
	and including	90.00	93.00	3.00	2.86	176.3	0.07	0.70	0.07	20.3	319.25
	PR224-12	11.00	41.00	30.00	3.65	192.5	0.02	0.34	0.05	6.1	375.16
	including	15.00	18.00	3.00	3.63	1,156.3	0.04	1.56	0.07	22.5	1,338.00
	and including	26.00	31.00	5.00	18.66	355.2	0.03	0.15	0.07	1.8	1,288.08
	PR225-12	21.00	22.00	1.00	39.0	0.11	<0.01	0.30	0.04	0.7	44.67
	PR226-12	12.00	13.00	1.00	29.2	0.02	0.02	1.11	0.15	0.1	30.00
	PR192-12	45.00	58.00	13.00	0.83	38.1	0.03	0.82	1.53	10.9	79.78
	including	46.00	47.00	1.00	3.08	52.6	0.14	0.48	2.24	29.0	206.80
	and including	57.00	58.00	1.00	0.38	182.0	0.04	4.98	2.81	30.6	200.95
Silvia	PR180-12	41.00	98.00	57.00	0.19	35.7	0.03	0.18	0.09	0.1	45.03
	including	55.00	71.00	16.00	0.42	88.5	0.08	0.20	0.08	0.3	109.59
	and including	55.00	57.00	2.00	0.88	286.5	0.32	0.87	0.25	1.6	330.38
	PR240-12	44.00	56.00	12.00	0.26	73.9	0.05	1.62	1.48	0.0	86.99
	Including	49.00	53.00	4.00	0.39	131.1	0.03	2.82	2.43	0.0	150.49
	PR241-12	11.00	12.00	1.00	0.03	0.7	<0.01	0.00	0.02	0.00	2.11
	PR179-12	33.00	34.00	1.00	0.13	32.0	0.05	0.43	0.08	0.00	38.64

Vein	Drill Hole	Start	End	Length	Ag [g/tne]	Au [g/tne]	Cu [%]	Pb [%]	Zn [%]	In [g/tne]	Ag [g/tne] (1)
Sonia	PR197 12 (l)	18.00	23.00	5.00	0.10	59.2	<0.01	0.21	0.03	0.7	45.03
	PR197 12 (ll)	95.00	100.0 0	5.00	0.32	23.9	0.02	0.11	0.70	8.4	109.59
	PR183-12	55.00	56.00	1.00	0.10	37.8	0.01	0.63	1.37	10.6	330.38
	PR207-12	47.00	51.00	4.00	0.03	28.9	0.02	0.81	2.01	26.1	150.49
	PR209-12	27.00	29.00	2.00	0.16	54.5	0.03	1.74	1.98	15.7	2.11
	PR208-12	20.00	23.00	3.00	0.04	30.7	0.03	0.29	0.27	11.6	38.64
Marcela	PR200-12	20.00	21.00	1.00	0.17	19.2	<0.01	0.28	0.18	4.4	27.75
Fantasma	PR257-12	39.00	40.00	1.00	0.34	0.4	<0.01	0.00	0.00	0.00	17.20
	PR256-12	48.00	49.00	1.00	0.01	6.4	<0.01	0.00	0.01	0.00	6.72
Luna	PR252-12	23.00	24.00	1.00	0.03	29.6	<0.01	0.00	0.01	0.00	31.23

(1) We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of between 43:1 and 52:1 gold to silver; “P” represents core holes, “PR” represents RC holes.

In July of 2011, we began Phase VIII of our Pingüino exploration plan. This program consists of soil sampling, trenching, geophysics (in-house ground magnetometer detail surveys and gradient IP) and field mapping, as well as metallurgical testing, all to help us define drill targets for a combined diamond drill and reverse circulation drill program for calendar 2012. We also began construction of a permanent exploration camp at Pingüino during the last calendar quarter of 2011.

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

Using these results, we designed our 2012 drill program, which commenced February 23, 2012. In total, this 12,000 meter drill program is to consist of approximately 100 drill holes focused primarily on infill and definition drilling of previously identified vein systems in an effort to maximize the potential expansion of the resource. In addition, we continue to work on updating our 2009 Mineral Resource Estimate, which we believe will be completed shortly. The original 2009 Mineral Resource Estimate, which can be viewed on our website, included an estimate and classification of mineralization based on the 269 diamond drill holes (approximately 30,000 metres) at nine mineralized veins identified at the Pingüino property (Marta Norte, Marta Noroeste, Marta Este, Marta Centro, Marta Sur, Ivonne, Savary Sur, Kasia and Sonia). At the time, all of these veins remained open at strike and at depth. The update will include additional drill results at some of these veins (from our 2010 and 2011 exploration programs), as well as mineralization from up to seven additional veins.

The phase VIII trenching program consisted of 193 trenches and targeted new veins or extensions on known veins. The Kalia, CSV, Karina, María and Kimberly veins represent five newly discovered mineralized systems with high-grade Ag-Au anomalies on surface. Three of them, Kalia, Karina and Kimberly, are hosted in veins with an ENE strike, known as the “K” structural system. María is close and parallel to the Marta Este-Marta Oeste vein trends, and CSV has an atypical EW strike. The trenching results from the Tranquilo vein are among the highest silver grades recorded to date at Pingüino.

In addition, we completed regional ground magnetics at Plata León.

Phase VIII DDH Drill Program Review

A total of 2,110 metres (20 holes) of diamond drilling served as in-fill/definition holes on known vein systems while recovering sample material for metallurgical testing. Two separate areas of the Marta Este vein were selected for infill drilling, one in the primary zone and the other in the oxide area. The tested areas (40 metres deep and 20 metres wide) were drilled on a grid of 20 metres by 20 metres, with an additional hole in the middle. Results were in agreement with previous wider spaced holes from the oxide zone, and were better than expected from the primary zone. This may indicate there is potential to locate additional high grade pockets within Marta Este.

Metallurgical Testing

This program was designed to recover metallurgical samples to investigate heap leaching and milling processes. Based on our current concept of project economics, geochemistry and mineralogical characteristics, five major veins were chosen for the sampling:

  Marta Este (Ag-Au quartz-rich vein)

  Marta Norte (Ag quartz-rich vein)

  Marta Centro (Ag-In-Zn-Pb polymetallic vein)

  Ivonne-Ivonne Norte (Au-In-Cu polymetallic vein)

  Tranquilo (Ag-rich quartz vein, with polymetallic vein clasts)

Floatation and Cyanidation Tests

The new diamond drill holes were located in an effort to add new information on each vein for subsequent resource calculations; each new hole was located in the vicinity of previous holes with average silver and gold grades. Holes were selected for both oxide and primary mineralisation so that mill testing could be done on both types of material. An intersection from one historical hole in the Ivonne Norte vein (hole P356-11) was included in the test sample. We retained G&T Metallurgical Services Ltd. of Kamloops, B.C. to conduct preliminary flotation and leaching metallurgical tests on Pingüino mineralisation. In total, 324.52 kg of diamond drill core was sent to the lab, from which two initial composites from Marta Centro and Marta Este were chosen for preliminary bench-scale grinding and flotation studies. Following this preliminary testing, we intend to investigate leaching of the flotation tails. The goal of this testing is to increase overall gold and silver recoveries while getting more information on reagent consumptions.

Heap Leach Testing

The Pingüino deposit has a leached cap and for this reason leach testing will be completed to determine whether heap leaching is a potentially viable processing option. Since column tests for heap leaching require a significant volume of material at a certain particle size, and historical diamond drilling of the leached cap has yielded poor recoveries, we decided to use surface trenches to provide the samples. If we determine that heap leaching is a reasonable processing scenario, more detailed sampling and testing may be done at a later date.

We retained ALS Ammtec of Balcatta, Australia, to conduct metallurgical testing of the oxide mineralisation found at surface at Pingüino. Trench samples of oxide material weighing 1,876.7 kg were delivered in May 2012. The initial testing consisted of bottle roll tests on various sizes of stage crushed product. On the basis of these results only Marta Norte and Tranquilo material was considered suitable for column testing. Two separate trench composites from Marta Norte and Tranquilo at a grind size of <12.7mm were subjected to column testing, as well as a trench sample from Tranquilo at a 50mm grind. If coarse leaching does not prove attractive, we intend to investigate fine grinding and agitated leaching.

As disclosed under “Overview, highlights included:

  Preliminary heap leach column test work on the oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of 30 to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.

  Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.

  Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

Phase VIII RC Drill Program Review

Marta Este (“ME”) Vein

Five Reverse Circulation (“RC”) holes were drilled in the southern part of the ME vein. Four of the holes were focused on extending the oxide zone at the southern end of the vein, and a possible high-grade precious metal extension at depth was tested in the fifth hole. Both targeted areas confirmed the presence of high-grade mineralisation. The oxide zone of the ME vein was extended approximately 80 metres further south, based on assay results from three of the four RC holes drilled. The best results were from hole PR175 12, with 33 m @ 74.97 Ag eq., including 4 m @ 290.3 g/t Ag and 2.80 g/t Au, or 430.09 g/t Ag eq. PR176-12 was drilled to intersect the vein approximately 150 metres below surface and encountered high grade mineralisation down dip from high grade oxide intersections of earlier drilling.

We calculate Silver equivalent (Ag g/t eq.) as the total of Ag and Au in results, expressed in Ag terms, where the Au amount is converted to an equivalent Ag amount. The conversion of Au to Ag is based on the price difference between the Ag $/oz. and the Au $/oz. We use a conservative factor of Au = 50 * Ag. The historical ratio of Au closing price versus Ag daily price (London Fix) from 2002-2011 is 60.3, while for during our second quarter, (May 1-July 31) it was 55.8 (Source: Kitco via wikiposit.org (http://wikiposit.org/uid?KITCO).

Marta Oeste ("MW") Vein

Five RC holes were drilled in the southern part of the MW vein to test the potential for a depth-extension of significant mineralisation encountered in shallow holes completed in 2011. Only one of these holes, PR169-12, is interpreted to have intersected the MW vein, with 3 m @ 539.15 g/t Ag eq. A re-evaluation of the vein structure suggests that the easterly dip seen in its central section may have changed to a westerly dip. This "rolling over" is also interpreted in the northern section of the MW vein. Based on that revised assessment, the southeast section of the vein remains open in both strike and dip.

Marta Noroeste ("MNW") Vein

Five RC holes drilled in the MNW vein focused on extending the vein to the north and south, for a potential total strike length of 1,600 metres. Results from two RC holes confirmed high-grade precious metal mineralisation in each of the southern and northern areas of MNW. These two new areas suggest there may be at least three high-grade zones.

  The central zone, with an approximate strike length of 350 metres, was drilled in previous exploration phases, and remains open at depth and along strike.

  The new southern zone was discovered in PR250-12 and identified 4 m @ 115.3 g/t Ag eq.

  The northern zone was discovered with PR254-12 (7 m @ 170.8 g/t Ag eq., including 2 m @ 469.0 g/t Ag eq.), and based on an interpreted 450 metre strike length, may have potential at depth.

Tranquilo Vein-Fault

Nine RC holes were drilled in the Tranquilo Norte ("TRN"), Tranquilo ("TR") and Tranquilo Sur ("TRS") vein systems. The holes targeted different geochemical and geophysical anomalies along the Tranquilo fault, with two holes identifying silver grades in excess of 60 g/t. Of the six holes collared in the southern part of the TR vein, PR232-12 identified 1 m @ 129.0 g/t Ag, associated within a 2 metre wide polymetallic vein. From the two RC holes at TRS, PR228-12 returned 14 m @ 88.6 g/t Ag, including 4 m @ 121.8 g/t Ag. This hole at TRS is the first important silver discovery in this southern part of the Tranquilo trend.

Kae and Mónica ("MON") Veins

Two RC holes drilled in each of these base metal-rich veins tested for anomalous silver content. The holes confirmed the polymetallic nature of these veins (with high Pb, Zn and indium values, analogous to the Marta Centro vein) but only low-grade silver mineralisation was encountered. These veins remain relatively underexplored.

Karina (“KAR”) Vein

Ten RC holes were drilled at the newly discovered KAR vein. The structure was initially identified with the combination of ground magnetics and soil surveys, and subsequently tested with rock chip sampling and trenching (please refer to our news release dated July 24, 2012 where we reported an intercept of 1 m @ 2,524 g/t Ag and 0.86 g/t Au). The KAR vein has a strike length of about 1,000 metres in three different segments (Karina I to III), and is crosscut and displaced by the northwest-oriented veins: Marta Noroeste and Savary.

The vein was drilled in the centre and eastern segments and intersected significant mineralisation in both. The best intersection from PR219-12 includes 2 m @ 1,459.5 g/t Ag and 1.17 g/t Au (1,517.9 g/t Ag eq.) Holes PR206-12, PR210-12 and PR218-12 did not intersect KAR III, which we interpret as being closer to an E-W strike than expected.

Florencia (“FLO”) Vein

The FLO vein, a sub-cropping structure also discovered by geophysics, was drill tested by two RC holes. Hole PR245-12, drilled at the eastern end, intercepted 3 branches of the vein, with two of these returning good precious metal grades (1m @ 168.25 g/t Ag eq. and 1m @ 119.40 g/t Ag eq.). The second hole, PR247-12, was drilled on a northerly azimuth in the western section as a scissor, but didn’t intersect the vein which, it appears, dipped to the north.

We believe FLO has good potential for high-grade precious metals, noting its proximity to the Marta Este and Marta Oeste veins, where significant Ag and Au values have previously been reported.

María (“MIA”), Trinda (“TRI”) and Kimberly (“KIM”) Veins

The MIA, TRI and KIM untested geophysical anomalies were each tested with one RC drill hole. Although these holes did not return significant assays, we believe these veins warrant further exploration based on the nature of the geophysical anomalies.

CSV Vein Group

Ten RC holes were drilled into the CSV veins after a group of parallel structures was discovered with a combination of soil surveys and gradient IP, and subsequently tested with trenches where 2 m @ 1,029 g/t Ag and 1.80 g/t Au was reported. The CSV vein structures do not outcrop, as they are obscured mainly by recent sediments.

The CSV group of veins consists of three main structures, discovered to date:

1)

CSV Norte: strike length of >550 metres and divided into two main sectors: west area dipping to the south (parallel to Karina vein) and merging with Savary vein, and the east area dipping to the north. The best intercept discovered to date is PR182-12, 2 m @ 564.2 g/t Ag eq. from 19m depth;

2)

CSV: group of quartz and oxide veinlets with a minimum strike length of 100 metres and two branches dipping north. The best intercept discovered to date is PR216-12, 1 m @ 1069.45 g/t Ag eq. from 1m depth; and

3)	CSV Sur: strike length of about 350 metres and also two branches dipping north. The best intercept discovered to date is PR246-12, 2 m @ 509.53 g/t Ag eq. from 31m depth.

All of the vein structures have an east-west strike and contain anomalous precious metals, particularly in silver, accompanied by elevated values in base metals and indium. These unexposed east-west striking high-grade structures are the first of their type to be found at Pingüino.

Kalia (“KAL”) Vein

Four RC holes were drilled into the KAL vein as a follow up to encouraging results from trenching of soil anomalies where 1 m @ 175 g/t Ag and 3.06 g/t Au was reported.

KAL is a silver-bearing polymetallic vein, analogous to the Marta Centro (Ag-Au-Zn-Pb-In) vein type. Precious metal mineralisation was intercepted in all holes, ranging from 1 m @ 52.92 g/t Ag eq. to 2 m @ 249 g/t Ag, 0.74 g/t Au, 16.48% Pb, 5.11% Zn and 17.7 g/t indium. KAL is open along strike and at depth, and we believe it may hold good potential for precious and base metals.

Pamela (“PAM”) and Aurora (“AUR”)

The recently discovered PAM and AUR veins are located at the southern part of the Pingüino project. Both veins are characterised by a considerable strike length (>2 km), high relief due to the high silica content, and distribution in multiple parallel branches. The first set of exploratory RC holes on each vein targeted chargeability anomalies outlined by the Phase VIII IP program.

Three RC holes drilled at PAM identified two parallel veins. Holes PR234-12 and PR235-12 encountered anomalous silver and base metals in the west dipping western vein. Two RC holes were drilled at the two different branches of the AUR vein and identified base metal and silver grades in the eastern branch. Hole PR231-12 assayed 49.2 g/t Ag and close to 5% combined Pb+Zn over a 2 metre intersection. The AUR vein is an east dipping structure that can be compared to the nearby polymetallic Tranquilo vein. We believe the PAM and AUR veins warrant further exploration to assess their potential for precious and base metals in higher-grade zones along their extensive strike length.

Savary (“SAV”) Vein

SAV vein is a precious metals target with an interpreted strike length of over 3.7 kilometres. Nine shallow RC holes tested anomalous ground magnetics and structurally favourable areas at the intersections of Savary with crosscutting "K system" veins: Kasia, Kimsia, Kimberly, Karina and Karina Norte. Drill results revealed three high-grade precious metal zones along the vein. We interpret these to be structurally controlled by the intersections of the Savary structure with Kimsia, Karina III/CSV veins, with the section bound by the two branches of the south part of Savary III. These intersections are all open at depth. The Savary I segment is important for its apparent continuity based on drilling to date and for its potential volume of mineralisation. The Savary II area appears to present a structurally favourable setting for high-grade mineralisation. The high-grade precious metals encountered in PR224-12, with values up to 30 m @ 192 g/t Ag and 3.65 g/t Au, including two high-grade mineralized structures: a silver-rich one with 3 m @ 1,156.3 g/t Ag and 3.63 g/t Au; and a gold-rich one with 5 m @ 355.2 g/t Ag and 18.66 g/t Au, support this assumption. This hole suggests that intersections of the K vein systems, striking ENE, against the NW striking SAV vein system could provide a favourable setting for high-grade mineralisation.

Marta Sur (“MS) Vein

Ten exploratory RC holes targeted previously identified high-grade areas along the two kilometre-long MS vein. Based on detailed ground magnetics, three anomalous areas (South, Central and North) were defined. The North zone, with a different (NNW) strike, had not been previously tested. Wide intervals of high-grade precious metal values were intersected at the southern anomaly with hole PR177-12 (19 m @ 272.5 g/t Ag and 0.41 g/t Au, including 5 m @ 767.2 g/t Ag and 0.57 g/t Au) and hole PR202-12 (21 m @ 109.9 g/t Ag and 0.26 g/t Au, including 4 m @ 313.3 g/t Ag and 0.63 g/t Au). These holes, together with results from the 2011 Phase VII drill program, indicate a high-grade precious metal system with a strike length of approximately 350 metres. This is the first high-grade area found at this large and thick quartz vein, and suggests that additional high-grade precious metal values may exist at depth.

Silvia (“SIL”) Vein

SIL is a very long structure, having a strike length of approximately 4.5 kilometres. It had just two holes drilled in previous exploration phases. The central area is outlined by both anomalous ground magnetics and gradient IP which was tested with four RC exploration holes. The drilling reported high-grade precious metal values, along with high-grade base metal values for the two northern holes --- 2 m @ 286.5 g/t and Ag 0.88 g/t Au in hole PR180-12 and 4 m @ 131.1 g/t Ag and 0.39 g/t Au in hole PR240-12. These two holes suggest the presence of a new high-grade area at SIL with a potential strike length of 450 metres.

There can be no assurance that future exploration will reveal any significant amounts of gold or other minerals in quantities sufficient to justify the development of a mine or the conduct of mining operations.

Budget

We intend to spend between two and three million dollars on our Pingüino property over the 12 month period ending April 30, 2014. We plan to undertake a structural review on controls of mineralization, expand our resource through targeted drilling of potentially open pittable material on veins discovered but not in the current resource as well as new zones in veins within the resource, and complete additional metallurgical studies to enable the probable commencement of a Preliminary Economic Assessment in 2014.

There are no known reserves on the Pingüino property and any proposed program by us is exploratory in nature. Except for the Preliminary Economic Assessment completed in 2011, which was based on the 2009 Resource Report, we have not conducted any economic assessment or development or mining work on the Pingüino property. We plan to continue resource definition drilling to enable us to prepare a Preliminary Economic Assessment. We plan to review these mineral claims after each work program and, if warranted, undertake development work, or further exploration activities. We are presently in the exploration stage and we can give no assurance that we will discover a commercially viable mineral deposit (a reserve) on the Pingüino property.

Santa Cruz Properties (excluding Pinguino)

We own interests in 19 additional mineral claims in the Santa Cruz Province of Argentina that we have historically referred to as our “Santa Cruz properties”. The Santa Cruz properties are comprised of nine individual properties known as Plata Leon (one claim), Condor (six claims), Contreras (two claims), Nuevo Oro (one claim), La Leona (one claim), Merlot and Cabernet (three claims), Diamante (two claims) and the CVS Properties (three claims including the Boreal, CV1 and CV3 claims), which is nearby but not contiguous to the other four claims that are included in this property). Our Condor property is described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Bajo Condor	410.783/SCRN/06	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,000
Alto Condor	400.720/SCRN/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,015
Condor Manifestacion de Descubrimiento(1)	414.085/CID/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500
Condor Pertinencia 1(2)	N/A	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 2(2)	N/A	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 3(2)	N/A	SCRN Properties Ltd.	Pertinencias	6

Notes:
(1)	Contained within the area of the Condor manifestacion de descubrimiento and the Condor cateo.
(2)	Contained within the area of the Condor cateo.

The balance of the Santa Cruz properties are described as follows:

Claim Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Plata Leon	407.423/06	SCRN Properties Ltd.	Cateo	10,000
Diamante 1	407.929/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,906
Diamante 2	407.928/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,862
MD Norte 1	404.213/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2177
Boreal	408.338/06	SCRN Properties Ltd.	Cateo	3,484
CV 1	407.931/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,956
CV 3	407.932/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,983
La Leona 1	404.214/07	SCRN Properties Ltd	Manifestacion de Descubrimiento	2,400
Contreras Oeste	424.987/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,938
Contreras Este	424.988/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,622
Nuevo Oro 2	407.934/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,951
Merlot 1	407.077/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,200
Cabernet 1	406.860/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,777
Cabernet 2	406.859/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,981

The map of the Province of Santa Cruz below, shows the location of each of our Santa Cruz properties (each number represents a project, with 1 for Pingüino, 2 for the CV Properties, 3 for Merlot and Cabernet, 4 for Diamante, 5 for Condor, 6 for La Leona, 7 for Contreras and 8 for Nuevo Oro):

Golfo
San Jorge
8
7
6
1
5
2
3
4
Parque
Nacional
MAR ARGENTINO
Bahía
Grande
CATASTRO MINERO
SANTA CRUZ
MINERIA
SANTA CRUZ

Except for the Pingüino property, which is discussed separately, above, and limited work at Condor and Contreras which is discussed below, we have conducted only limited general exploration activities on our remaining Santa Cruz properties.

Contreras and Our Other Santa Cruz Projects

We completed geological work at the Merlot M.D. area within the Cabernet-Merlot property in central Santa Cruz province. Field work was completed in December 2012, and results did not identify significant mineralised areas at Merlot, with only one Zn anomaly with strongly oxidized rocks. Additional sampling was performed at the Cabernet I and II M.D. areas, explored previously in 2010. More representative samples were added to the three mineralised areas: El Esteco (oxide area with anomalous in Zn and Mn), Las Moras (argillic alteration zone with As, Hg, Pb, Zn and Mo anomalies), and Los Árboles (argillic alteration zone with Mn and Zn contents).

We did not conduct any significant exploration activities on our Contreras property or our other projects in Santa Cruz during the year ended January 31, 2013.

Condor

Exploration on the Condor property during the year ended January 31, 2013, has been focused on the investigation of a prospective geological model for the Condor area.

Activities comprised finishing the detailed mapping of the Jurassic outcrops, completion of the regional (200 by 200 metres) soil grid with statistical processing of the data in order to create maps, remediation of the phase I trenches (1921 metres), completion of 4 new trenches (220 metres) at Aguilucho vein and 14 ppm Au hydrothermal breccia areas, relogging of the 2010 diamond drill core, and a structural interpretation of the geology and geophysics.

Trenching results:

Target	Trench	Start [m]	End [m]	Length [m][1]	Ag [g/t]	Au [g/t]
Hydothermal Breccia	AGX-04-12	25.00	27.00	2.00	<0.01	0.616
	AGX-04-12	27.00	29.00	2.00	<0.01	0.291

Two main targets were defined for the area: 1) low grade large tonnage disseminated gold mineralization hosted in chalcedonic and pyrite/marcasite-rich hydrothermal breccias within rhyolitic domes, and 2) high grade vein feeders located at depth and represented by fragments of them transported to surface by hydrothermal eruption breccias.

The second target is the most relevant for the company and more geophysics are needed to target for the deep high grade vein feeders.

Rio Negro Properties

Acquisition and Location

We own interests in two cateos and 10 manifestacions de descubrimiento located in the Los Menucos epithermal gold district of Rio Negro province. These Rio Negro properties, which cover an aggregate of 59,499 hectares, are described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Catre 2	28.030-03	SCRN Properties Ltd	Manifestacion de Descubrimiento	2,906
Catre 5	37.117-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	8,336
Catre 6	37.118-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	1,226
Catre 7	37.119-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	3,407
Mochas 2	28.045-03	SCRN Properties Ltd.	Cateo	9,960
Pilquin 1	28.031-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,475

Pilquin 2	28.032-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,000
Pilquin 3	28.033-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 4	28.034-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,949
Menucos 5	28.035-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,949
Menucos 6	28.036-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 7	28.037-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,880
Menucos 8	28.038-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,959
Menucos 9	28.039-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 10	28.040-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,730
Menucos 11	28.041-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,840
Menucos 12	28.042-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,920
Menucos 13	28.043-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,965

There are no known reserves on any of these Rio Negro properties. The collective group our Rio Negro properties may decrease or increase in size due to our refocusing exploration emphasis and focus based upon many factors, including market conditions.

The location of our Rio Negro properties is as shown on the map below:

As discussed earlier in this annual report on Form 20-F, our primary focus has been our Pingüino property located in Santa Cruz province.

We conducted two field trips to our Río Negro group of properties (87,526 ha in 22 mining properties divided in two blocks: Jacobacci and Los Menucos). We completed the geological work on the southern properties (Jacobacci block) that are located east of the Calcatreu mining project. These two trips comprised mapping and sampling of the most relevant geological and mineralization features at the eight properties of the Jacobacci block. From this work, we defined silica replacements and some quartz and calcite veinlets, but without significant metal content, so we decided to keep just four of the eight mining properties at this block, and abandoned 4 properties consisting of 28,027 Ha reducing our group of properties to 59,499 ha in 18 mining properties. We intend to explore the balance of our Río Negro properties (the Los Menucos block) over the next few months and finish our review of Río Negro by the end of May 2013 to determine if we will abandon any other mining properties.

British Columbia Properties

On June 7, 2010, we acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometres northeast of the town of Merritt, British Columbia. On May 31, 2012, we made a cash-in-lieu payment of approximately $4,067 (CDN$4,201) which advances the expiry date of the three mineral tenures to June 7, 2013.

The map reproduced below shows the location of the Clapperton Property:

There are no known mineral resources or reserves on the Clapperton Property, nor can there be any assurance that we will be able to identify any mineral resource or reserve there.

ITEM 4A Unresolved Staff Comments

Not applicable.

ITEM 5 Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and related notes thereto included elsewhere in this annual report on Form 20-F prepared in accordance with accounting principles generally accepted in the United States. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements

A. Operating Results

Years Ended January 31, 2013 and 2012

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses decreased by $938,294 or 15% from $6,085,967 during the year ended January 31, 2012 to $5,147,673 during the year ended January 31, 2013. The decrease in our mineral exploration expenses during the year ended January 31, 2013 was primarily due to the difference in the scope of our 2013 exploration program at our Pingüino Property, which consisted of 10,520 metres of drilling in 113 holes. In comparison, our 2012 exploration program consisted of 19,704 metres of drilling in 206 holes. The cost of our 2012 camp and field supplies was higher than the cost of our 2011 camp and field supplies as the 2012 field program from our expanded camp was larger in scope and longer in duration. In addition, we incurred expenses on our preliminary metallurgical testing and the expense of our new Technical Report.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) decreased by $226,133 or 9% from $2,452,841 during the year ended January 31, 2012 to $2,226,708 during the year ended January 31, 2013. This decrease was primarily the result of decreases in consulting fees and investor relations expense, which were offset by an increase in salaries and benefits.

Our consulting fees decreased by $207,710 during the year ended January 31, 2013 primarily because, during the year ended January 31, 2012, we paid our former Chief Executive Officer total consulting fees of $373,696 (which included approximately $225,000 in severance). This decrease was partially offset by recruitment fees paid to a consulting firm to hire our current Chief Executive Officer on August 1, 2012.

Our salary and benefits increase of $206,799 during the year ended January 31, 2013 was mainly due to the hire and relocation of our new President and Chief Executive Officer.

	Year ended	Year ended
	January 31,	January 31,	Increase
	2013	2012	(Decrease)

Consulting	$640,879	$848,589	$(207,710)
Depreciation	65,760	29,627	37,133
Director fees	24,797	26,205	(1,408)
Office and sundry	190,735	226,140	(35,405)
Professional	420,027	450,626	(30,599)
Rent	43,925	49,642	(5,717)
Salaries and benefits	340,229	133,430	206,799
Shareholder and investor relations	248,869	414,883	(166,014)
Tax on assets	25,207	69,635	(44,428)
Transfer agent and filing	53,351	22,154	31,197
Travel	172,929	181,910	(8,981)
Adjusted General and Administrative	$2,226,708	$2,452,841	$(226,133)

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

Expenses

Mineral Exploration Activities

Our mineral exploration expenses increased by $3,092,267 or 103% from $2,993,700 during the year ended January 31, 2011 to $6,085,967 during the year ended January 31, 2012. The increase in our mineral exploration expenses during the year ended January 31, 2012 was primarily due to the difference in the scope of our 2011 exploration program at our Pingüino Property, which consisted of 19,704 metres of drilling in 206 holes. In comparison, our 2010 exploration program consisted of 6,228 metres of drilling in 89 holes.

In addition, since July 31, 2011, we collected approximately 1,100 soil samples and we have completed 12,000 metres of trenching, 200 line-kilometres of ground magnetometry and 36.4 line-kilometres of gradient IP geophysics.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) increased by $676,713 or 38% from $1,776,128 during the year ended January 31, 2011 to $2,452,841 during the year ended January 31, 2012. This increase was primarily the result of an increase in consulting fees, investor relation expenses, office and sundry expenses, salaries and benefits expense and travel expense, which were offset by decreases in professional fees and transfer agent and filing fees.

Our consulting fees increased by $194,247 or 17% from $1,163,538 during the year ended January 31, 2011 to $1,357,785 for the year ended January 31, 2012. Excluding non-cash stock-based compensation expenses of $509,196 for the year ended January 31, 2012 and $556,875 for the year ended January 31, 2011, consulting fees increased by $241,926 or 40% from $606,663 for the year ended January 31, 2011 to 848,589 for the year ended January 31, 2012. Consulting fees increased as we utilized more consultants during the year ended January 31, 2012 as compared to the year ended January 31, 2011. Consulting fees during the year ended January 31, 2012 included approximately $225,000 in severance paid to our former President and consulting fees during the year ended January 31, 2011 included a bonus of approximately $200,000 paid to our former President.

Our investor and shareholder relation fees increased by $250,009 or 152% from $164,874 during the year ended January 31, 2011 to $414,883 for the year ended January 31, 2012. The increase in investor relation expenses was primarily due to our overall effort to increase our investor relations activities and market profile in 2011. Effective March 11, 2011, we appointed Peter A. Ball as our Executive Vice-President of Corporate Development and since that date we have increased our investor relations activities by attending additional trade conferences, holding more investor meetings, analyst site visits to Argentina, expanding our investor relations program, broadened our institutional and retail shareholders and redesigning our website and marketing material in the current year.

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

	Year ended	Year ended
	January 31,	January 31,	Increase
	2012	2011	(Decrease)

Consulting	$848,589	$606,663	$241,926
Depreciation	29,627	16,854	12,773
Director fees	26,205	-	26,205
Office and sundry	226,140	162,572	63,568
Professional	450,626	575,899	(125,273)
Rent	49,642	25,934	23,708
Salaries and benefits	133,430	-	133,430
Shareholder and investor relations	414,883	164,874	250,009
Tax on income/assets	69,635	-	69,635
Transfer agent and filing	22,154	111,628	(89,474)
Travel	181,910	111,704	70,206
Adjusted General and Administrative	$2,452,841	$1,776,128	$676,713

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

At January 31, 2013 we had $2,117,142 in cash and cash equivalents. Our working capital decreased by $6,980,693 from $8,732,872 at January 31, 2012 to $1,752,179 at January 31, 2013, mainly due to the cost of our operating activities as described above.

Due to current conditions in the capital markets, we have scaled back our exploration plans for the current year in an effort to balance our exploration objectives with our available capital. We do not have sufficient cash for the next 12 months. However, we anticipate closing the $5 million private placement as per term sheet that we signed with with Austral Gold Ltd. on March 22, 2013. If we are able to close this financing we believe that our cash on hand will be sufficient to fund our projected operating requirements for the next 12 months and we do not believe that we will need to raise additional capital to fund our planned operations during this period. However, we believe we will need to raise additional capital to continue operations after this period. We plan to raise any additional money that we might need to fund our plan of operations through sales of our equity securities.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our common shares to raise capital. On March 22, 2013 we signed a $5 million term sheet with Austral Gold Ltd. and as discussed above under “Liquidity”, we expect to close this financing shortly.

We have outstanding warrants and stock options, however as the strike price of all of our warrants and our stock options are significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options unless our stock price increases to levels higher than the strike prices.

C. Research and Development, Patents and Licenses etc.

We have not engaged in research and development activities for the last three years.

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

F. Contractual Obligations

As at January 31, 2013 we had the following contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$213,961	$113,398	$99,962	$nil	$nil
Consulting	$345,000	$330,000	$15,000	$nil	$nil

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately $US6,954 ($CDN6,954) per month for the first three years of the lease, and approximately $US7,289 ($CDN7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Consulting

Effective March 1, 2012, we renewed our consulting agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of approximately $15,000 ($CDN15,000), due at the end of the month. Effective March 1, 2013, the consulting agreement automatically renewed for one year.

Effective January 1, 2012, we renewed our consulting agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, whereby JBD Consulting Ltd. agreed to provide the services of Jeffrey Finkelstein to our company to provide, among other things, services to our company consistent with those ordinarily provided by a Chief Financial Officer in consideration for, among other things, a monthly cash fee of approximately $15,000 (CDN$15,000), due at the end of the month. Effective January 1, 2013, the consulting agreement automatically renewed for one year.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name Province/State Country of Residence	Age	Positions with the Company	Period Served with the Company
Michael Brown Vancouver, BC, Canada	43	Director Chief Executive Officer and President	December 21, 2012 to present August 1, 2012 to present
Jeff Finkelstein Vancouver, BC, Canada	52	Chief Financial Officer and Treasurer	January 7, 2011 to present
Peter Ball Vancouver, BC, Canada	45	President Secretary Executive Vice President, Corporate Development	January 22, 2012 to July 31, 2012 January 22, 2012 to present March 11, 2011 to present
Jenna Hardy Vancouver, BC, Canada	60	Director	February 7, 2006 to present
Richard Thibault Turks & Caicos Islands	57	Director	February 9, 2006 to present
Patrick Downey Vancouver, BC, Canada	53	Director	September 18, 2008 to present
Stephen Hanson Vancouver, BC, Canada	46	Director	May 11, 2010 to present
Rob Henderson Vancouver, BC, Canada	50	Director	August 1, 2012 to present

Michael Brown, Chief Executive Office, President and Director

Mr. Brown began his career as a professional geologist in 1994. Since then, he has gained extensive experience in corporate and project development, finance, team building and executive leadership around the world in natural resources, including Argentina. He has participated in the development of multiple $100 million dollar plus projects in Latin America.

Mr. Brown was previously employed as the Vice President of Energy at Kinross Gold Corporation from 2009-2012. From 2002-2009 he was employed as Business Development Manager at Pacific Hydro. At Pacific Hydro he opened the company's offices in Chile in 2002, and played a critical role in establishing a significant new market for the company through the acquisition of two run of river hydroelectric projects and leading the development and project financing of two large run-of-river hydroelectric projects. Prior to this he worked as a Senior Project Geologist for companies such as Phelps Dodge, Rio Tinto and Homestake. He has led exploration and resource development programs in prolific mineral regions such as Western Australia, Chile, Argentina and Indonesia. He has been a director of Reservoir Capital Corp since 2011.

Mr. Brown has an MBA from the University of Melbourne, 2002, and a double Science (Hons-Geology, 1993) and Arts Degree, 1994, from the University of Melbourne. Mr. Brown is fluent in English and Spanish.

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

Peter A. Ball, Executive Vice President of Corporate Development

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

Mr. Ball spent eight years in the financial sector, first as a financial advisor with RBC Dominion Securities and later as a portfolio manager, revenue analyst and marketing manager with Bell Canada. From 2006 to 2009, Mr. Ball held the senior positions of Vice President of Corporate Communications for Hawthorne Gold Corp. and also Adriana Resources Inc., and from 2009 to 2011 Mr. Ball held the positions of Vice President of Investor Relations and Business Development for Century Mining Corporation and Tamerlane Ventures Inc.

Mr. Ball is a graduate of the Mine Engineering Program, Haileybury School of Mines (1989), the Business Program (Finance/Marketing) at Georgian Business College (1996) and the Canadian Securities Program (1994 and 1999). He is a member of the Canadian Investor Relations Institute (CIRI) and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Jenna Hardy, Director

Ms. Hardy is an accomplished mining professional with extensive experience in project management, corporate due diligence and governance, mineral property exploration, evaluation and development as well as environmental/regulatory compliance.

Following 20 years as a project geologist, from 1996 through 2004, Ms. Hardy served as the Manager of Health Safety Environment with Pan American Silver Corp. She was responsible for corporate oversight of health, safety and environmental issues at operating subsidiaries in Peru, Mexico and Bolivia, as well as development projects in Argentina, Canada and the USA. In 2004, Ms. Hardy reactivated a consulting company that she founded in 1986 and currently provides strategic advice and project management in the areas of geology, environment, corporate development and corporate governance services to clients consisting primarily of junior natural resource companies working in Mexico and Canada. On November 18, 2011 Ms. Hardy became a director of Commerce Resources Corp (TSXV: CCE). In addition, Ms. Hardy has been Principal of Nimbus Management Ltd since 1989.

Ms. Hardy holds an Executive MBA from Simon Fraser University, and a M.Sc. (Economic Geology) and a B.Sc. (Geology) both from the University of Toronto. Ms. Hardy is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Canadian Institute of Mining & Metallurgy and an Honorary Fellow of Engineers Canada.

Richard Thibault, Director

Mr. Thibault is a registered mining engineer with over 34 years of experience in engineering, operations, management and consulting experience in North and South America and is currently an independent mining consultant providing management services to select clients.

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

He was the President, Chief Executive Officer and director of Antioquia Gold Inc. a publicly traded company with mining interests in Colombia from 2008 until he resigned in December 2012. He currently is an advisor to Antioquia Gold Inc. and is a director of Puma Exploration Inc. (TSX-V traded) and two private companies. Mr. Thibault has a B.Sc. (Mining Engineering) from Queen’s University and is fluent in English, Spanish and French.

Patrick Downey, Director

Mr. Downey is a professional engineer with over 30 years of international experience in the resource industry. Mr. Downey is currently President and Chief Executive Officer of Elgin Mining (TSX: ELG), a TSX listed company focused on production at the Bjorkdal Mine in Sweden and exploration and development of the Lupin gold mine in Nunavut, Canada. Mr. Downey was appointed President and Chief Executive Officer of Elgin Mining Inc. in July 2011 bringing with him over 30 years of international experience in the resource industry. Prior to joining Elgin Mining Inc. Mr. Downey held the position of President, Chief Executive Officer and Director of Aura Minerals Inc. Mr. Downey was President, Chief Executive Officer and Director of Viceroy Exploration Ltd. before its acquisition by Yamana Gold Inc. in 2006 for $600 million. Mr. Downey also served as President of Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp., which was purchased by CVRD in 2006 for over $800 million. He has held numerous senior engineering positions at several large-scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen’s University in Belfast, Ireland and is a registered member with the Association of Professional Engineers and Geoscientists of British Columbia.

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

Rob Henderson, Director

Mr. Henderson is a professional engineer and a QP with 28 years of international experience in operating, building and acquiring mineral properties. Mr. Henderson is currently Chief Operating Officer with Amerigo Resources with responsibilities for operations in Chile. From 2004 to 2012, he was with Kinross Gold Corporation ultimately serving as Senior Vice President Technical Services responsible for, energy, mine planning, mineral resources and reserves. Prior to Kinross, Mr. Henderson worked in mine operations with Rand Mines and De Beers and then with SNC Lavalin and Hatch delivering engineering services to international mining clients.

Mr. Henderson holds a BSc. Chemical Engineering degree and a Masters in Business Administration degree both from the University of Cape Town, South Africa.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B. Compensation

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based (4) Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans
Michael Brown(1)	2013	125,000	Nil	160,800	Nil	Nil	Nil	43,436	329,236
Chief Executive	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer, President	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and Director
Jeff Finkelstein(2) (3)	2013	Nil	Nil	40,200	Nil	N/A	Nil	181,442	221,642
Chief Financial	2012	Nil	Nil	127,512	9,972	N/A	Nil	151,850	289,334
Officer	2011	Nil	Nil	72,435	N/A	N/A	Nil	9,538	81,973
Peter Ball (3) (5)	2013	Nil	Nil	40,200	Nil	Nil	Nil	192,795	232,995
Executive VP of	2012	Nil	Nil	222,561	9,972	Nil	Nil	136,606	369,139
Corporate	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Development

(1)	Michael Brown was appointed as our chief executive officer and President on August 1, 2012 and a director of our company on December 21, 2012.

(2)	Jeff Finkelstein was appointed as our chief financial officer on January 7, 2011.

(3)	In the case of Messrs. Ball and Finkelstein, consulting fees, bonuses and termination fees were paid to their respective holding companies (Ariston Capital Corp. and JBD Consulting Ltd.)

(4)

The stock options granted in 2013 financial year were granted pursuant to our 2012 Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant.

(5)	Peter A. Ball was appointed as our Executive Vice President Corporate Development on March 11, 2011.

C. Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on September 18, 2012 and each of our current directors and officers will continue to hold his respective office until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

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

D. Employees

As of January 31, 2013, 2012, and 2011, we employed approximately 20, 27 and 18 people, respectively.

E. Share Ownership

Our directors and officers owned, directly or indirectly, the following common shares:

Name	Number of Common Shares Beneficially Owned	Percentage (1)
Michael Brown	1,000,000 (2)	1.38%
Jeff Finkelstein	650,000 (3)	*%
Peter Ball	703,500 (4)	*%
Jenna Hardy	710,000 (5)	*%
Richard Thibault	575,000 (5)	*%
Patrick Downey	1,050,000 (6)	1.17%
Stephen Hanson	659,500 (4)	*%
Rob Henderson	250,000 (7)	*%

Note:

*	Less than 1%

(1)

Based on 71,677,317 shares of common stock issued and outstanding as of April 26, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	Includes 1,000,000 stock options which may be exercised into common shares.

(3)	Includes 637,500 stock options which may be exercised into common shares.

(4)	Includes 650,000 stock options which may be exercised into common shares.

(5)	Includes 450,000 stock options which may be exercised into common shares.

(6)	Includes 450,000 stock options which may be exercised into common shares.

(7)	Includes 250,000 stock options which may be exercised into common shares.

For a discussion regarding any arrangement that involves the issue or grant of options or shares or securities of the Company, please see the discussion under “Item 6B Compensation”.

ITEM 7 Major Shareholders and Related Party Transactions

As of April 26, 2013, there were 71,677,317 common shares of our company issued and outstanding. To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

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

(2)

Based on 71,677,317 shares of common stock issued and outstanding as of April 26, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 31, 2013, Computershare Investor Services Inc., our registrar and transfer agent, reported that our company’s 71,677,317 common shares were held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	17,944,416	25.03%	13
United States	51,684,215	72.11%	15
Other	2,048,686	2.86%	26

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Total	71,677,317	100%	54

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from January 31, 2010 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

On September 1, 2009, with retroactive effect to August 1, 2009, we entered into a consulting agreement with Frontera Geological Services Ltd. and Kenneth Hicks, who was at the time our President, Chief Executive Officer and a director of our company, pursuant to which Frontera Geological Services Ltd. agreed to cause Kenneth Hicks to provide, among other things, services to our company consistent with those ordinarily provided by a Chief Executive Officer, including the duties and responsibilities set out at schedule A to the consulting agreement and we agreed, among other things, to (i) pay Frontera Geological Services Ltd. a monthly cash fee of approximately $12,500 ($CDN 12,500); (ii) grant Mr. Hicks options to purchase 100,000 shares of our common stock at an exercise price equal to the closing price, last sale of the day, on the OTC Bulletin Board on the date the options were granted and with a term of three years from the date of grant; and (iii) pay incentive bonuses upon the occurrence of specified milestones. This agreement was approved by our shareholders at our annual meeting held on October 22, 2009. On August 1, 2011, this agreement was automatically renewed according to its terms for an additional term of one year. On January 22, 2012, by mutual agreement of all of the parties, this agreement was terminated and Mr. Hicks resigned from all of his positions with our company and our subsidiary, SCRN Properties Ltd. In connection with this termination and resignation, we paid to Frontera Geological Services Ltd. severance compensation in the amount of $225,000 ($CDN225,000) plus sales tax.

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

Our subsidiary, SCRN Properties Ltd., employs Orlando Rionda as its full-time legal representative in Argentina. Mr. Rionda performs administrative tasks on a full-time basis and looks after our local mineral claims management, accounting, field logistical support, legal administration, field staffing and other matters in Argentina. Until June, 2008, our subsidiary paid Mr. Rionda at a rate of $75 per day for each day worked in the office and $150 per day for each work day spent in the field. Between June, 2008 and July 2009, our subsidiary paid him $2,500 per month and between August 2009 and February 2011, our subsidiary paid him $5,000 per month. Between March 2011 and April 2012, our subsidiary paid Mr. Rionda $6,000 per month. Since April 2012, our subsidiary paid Mr. Rionda $7,500 per month. In addition to this compensation, on September 30, 2009 we awarded Mr. Rionda a bonus of $26,731 and on January 31, 2011 we awarded Mr. Rionda a bonus of $30,000. On May 11, 2007, we awarded to Mr. Rionda an incentive bonus in the form of 35,000 common shares of our company. On January 19, 2010, we granted stock options to Mr. Rionda to purchase 100,000 common shares of our company at an exercise price of $0.855 per share for a term expiring January 19, 2015. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options. The grant is subject to the terms of stock option agreements by Mr. Rionda and the terms of our 2007 stock option plan. On February 2, 2010, Mr. Rionda exercised 50,000 of these options to purchase common shares of our company at an exercise price of $0.62 per share and, accordingly, we issued 50,000 common shares of our company to him for gross proceeds of $31,000 and on June 23, 2010, Mr. Rionda exercised 50,000 options to purchase common shares at an exercise price of $0.25 and, accordingly, we issued 50,000 common shares to Mr. Rionda for gross proceeds of $12,500. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to Mr. Rionda to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 ($CDN1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Mr. Rionda to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

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

In a private placement that closed on January 15, 2009, we sold to Miriam Galey, Richard Thibault’s wife, 75,000 units (with each unit consisting of one common share and one common share purchase warrant) at a price of $0.10 per unit for an aggregate purchase price of $7,500. Each unit warrant entitled the holder to purchase one additional common share for $0.15 until January 15, 2011. On January 12, 2011, Ms. Galey exercised 75,000 warrants to purchase common shares at an exercise price of $0.15 and, accordingly, we issued 75,000 common shares to her for gross proceeds of $11,250.

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

In March of 2006, we entered into a written consulting agreement with Hamish Malkin dated as of November 1, 2005. This written agreement confirmed the terms of our oral agreement with Mr. Malkin dated on or about November 1, 2005, whereby he agreed to act as our Chief Financial Officer and we agreed to pay him a consulting fee of approximately $1,039 ($CDN1,200) per month during the months of November and December of 2005 and a consulting fee of approximately $2,500 ($CDN2,500) per month for each month during calendar year 2006. In this agreement, we also agreed to grant to Mr. Malkin options to purchase an aggregate of 200,000 common shares of our company at an exercise price of $0.25 per share. Although this written agreement had expired, Mr. Malkin continued to act as our Chief Financial Officer (and our principal accounting and financial officer) and we continued to pay Mr. Malkin a cash consulting fee for those services until August 31, 2009. Mr. Malkin resigned as our Chief Financial Officer effective July 15, 2009. As required by our written agreement with him, on December 13, 2005, we issued options to purchase 200,000 common shares of our company to Mr. Malkin at an exercise price of $0.25 per share. As a result of his resignation effective July 15, 2009, these options were cancelled on September 30, 2009.

On July 14, 2009, we appointed Mark Vanry as Executive Vice President of Corporate Development and entered into a consulting agreement with 0845557 B.C. Ltd. and Mark Vanry. 0845557 B.C. Ltd. is a company owned and controlled by Mr. Vanry. Pursuant to the consulting agreement, 0845557 B.C. Ltd. agreed to cause Mark Vanry to provide, among other things, services to our company consistent with those ordinarily provided by an Executive Vice President of Corporate Development and we agreed, among other things, to (i) pay 0845557 B.C. Ltd. a monthly cash fee of $CDN12,500 (approximately $US12,500); (ii) grant Mr. Vanry options to purchase 1,000,000 common shares of our company at an exercise price equal to the closing price, last sale of the day, on the OTC Bulletin Board on the date the options were granted and with a term of three years from the date of grant; and (iii) pay incentive bonuses upon the occurrence of specified milestones. On July 14, 2010, our consulting agreement with 0845557 B.C. Ltd. expired and, effective July 14, 2010, Mr. Vanry resigned as our Executive Vice President of Corporate Development.

On July 14, 2009, as required by the terms of our consulting agreement with him, we granted options to Mr. Vanry to purchase 1,000,000 common shares of our company at an exercise price of $0.60 per share, exercisable until July 14, 2012. The options were to vested in four installments of 250,000 shares. These options have been cancelled as a result of Mr. Vanry’s resignation as our Executive Vice President of Corporate Development.

We paid aggregate director’s fees of $24,797 ($CDN25,000) ((2012-$26,205($CDN25,000); 2011-$nil)) to our five independent directors for services rendered as a director during the fiscal year ended January 31, 2013.

On February 10, 2009, we granted stock options to Patrick Downey to purchase 200,000 shares of our common stock at an exercise price of $0.37 per share for a term expiring February 10, 2014. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Mr. Downey to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

On February 10, 2009, we granted stock options to Richard Thibault to purchase 200,000 shares of our common stock at an exercise price of $0.37 per share for a term expiring February 10, 2014. The options vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On February 7, 2011, Mr. Thibault exercised 200,000 options to purchase common shares at an exercise price of $0.58 per share and, accordingly, on February 7, 2011, we issued 200,000 common shares to Mr. Thibault for gross proceeds of $116,000. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Mr. Thibault to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

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

On January 19, 2010, we granted stock options to Jenna Hardy to purchase 200,000 shares of our common stock at an exercise price of $0.855 per share for a term expiring January 19, 2015. The options were to vested in four installments over a one-year period, with each installment equal to 25% of the total number of options granted to each optionee. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On February 1, 2011, Ms. Hardy exercised 200,000 options to purchase common shares at an exercise price of $0.49 per share and, accordingly, on February 7, 2011, we issued 200,000 common shares to Ms. Hardy for gross proceeds of $98,000. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Ms. Hardy to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

On May 11, 2010, we granted stock options to Stephen Hanson to purchase an aggregate of 400,000 shares of our common stock at an exercise price of CDN$0.64 (approximately US$0.64) per share for a term expiring May 10, 2015. The options vested in four installments over eighteen months, with each installment equal to 25% of the total number of options granted to Mr. Hanson. The grant is subject to the terms of a stock option agreement and the terms of our 2007 stock option plan. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Mr. Hanson to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Rob Henderson to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

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

On March 11, 2011, we granted stock options to Peter A. Ball to purchase 150,000 common shares of our company at an exercise price of $1.04 per share (being the closing price (last sale of the day on the OTC Bulletin Board) on March 10, 2011), exercisable until March 11, 2014. The stock options vested in four equal quarterly instalments.

On August 24, 2011, we granted to Ariston Capital, a company owned and controlled by Peter A. Ball, options to purchase 250,000 common shares of our company at an exercise price of CDN$1.15 ($1.15), exercisable until August 24, 2016. These options vested in four instalments over 12 months. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to Ariston Capital to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

On August 24, 2011, we granted to JBD Consulting Ltd., a company owned and controlled by our Chief Financial Officer, options to purchase 250,000 common shares of our company at an exercise price of C$1.15 ($1.15), exercisable until August 24, 2016. These options vested in four instalments over 12 months. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to JBD Consulting Ltd., to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. The options vested immediately.

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

Effective January 1, 2012, we renewed an independent contractor agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, whereby JBD Consulting Ltd. agreed to provide the services of Jeffrey Finkelstein to our company in consideration for, among other things, a monthly cash fee of $CDN15,000, due at the end of the month. This agreement automatically renewed for twelve months on January 1, 2013.

Effective March 1, 2012, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of $CDN15,000, due at the end of the month. In addition, by letter agreement dated March 16, 2012, we agreed to pay to Mr. Ball, and Mr. Ball agreed to accept, a monthly supplement to the consulting fee in the amount of $2,500 for each month during which Mr. Ball continued to serve as our interim President. This agreement automatically renewed for twelve months on March 1, 2013.

In June, 2012, we made an offer of employment to Michael Brown and signed a term sheet with Mr. Brown to act as our President and Chief Executive Officer. Effective August 1, 2012 we and Mr. Brown signed an employment agreement, pursuant to which we agreed to pay to Mr. Brown an annual salary of $250,000 (CDN$250,000) plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 we granted stock options pursuant to our 2012 Stock Option Plan to Mr. Brown to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.305 ($CDN0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2013, we paid Mr. Brown consulting fees of $7,237 ($CDN7,000) for services provided prior to his employment and salary and benefits of $161,199, including a relocation allowance of $34,048 related to this employment agreement.

ITEM 8 Financial Information

A. Financial Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with US generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in US dollars.

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of MORGAN LLP, Chartered Accountants dated April 24, 2013 on the Financial Statements as at January 31, 2013

2.	Consolidated Balance Sheets at January 31, 2013 and 2012;

3.	Consolidated Statements of Operations for the years ended January 31, 2013, 2012, and 2011;

4.	Consolidated Statements of Stockholders Equity (Deficit) from Inception, December 31, 2001 to January 31, 2013;

5.	Consolidated Statements of Cash Flows for the years ended January 31, 2013, 2012, and 2011; and

6.	Notes to the Consolidated Financial Statements.

The audited financial statements for the years ended January 31, 2013, 2012, and 2011 can be found under Item 18 “Financial Statements”.

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

B. Significant Changes

None.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Our common shares are quoted on the OTCQB under the name “Argentex Mining Corporation” and the symbol “AGXMF”. From June 27, 2011 to July 23, 2012, our common shares were quoted on the OTC Bulletin Board under the symbol “AGXMF” and prior to June 27, 2011, our common shares were quoted on the OTC Bulletin Board under the symbol “AGXM”.

On March 17, 2004 our shares were listed for trading on the Frankfurt Stock Exchange under the Symbol “DEB”.

On March 26, 2008 our shares were listed for trading on the TSX Venture Exchange under the Symbol “ATX”.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of April 26, 2013, there were 71,677,317 common shares of our company outstanding and no preferred shares outstanding.

Market Price

The annual high and low market prices for our common shares for each of the five most recent full fiscal years were as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25
January 31, 2009	$1.83	$0.07	$1.34	$0.85

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2013	$0.32	$0.19	$0.32	$0.19
October 31, 2012	$0.45	$0.27	$0.45	$0.27
July 31, 2012	$0.43	$0.25	$0.43	$0.24
April 30, 2012	$0.59	$0.24	$0.59	$0.25
January 31, 2012	$0.50	$0.28	$0.55	$0.26
October 31, 2011	$1.10	$0.45	$1.05	$0.45

July 31, 2011	$1.73	$0.64	$1.69	$0.72
April 30, 2011	$1.65	$0.96	$1.55	$0.98

The high and low market prices of our common shares for each of the most recent six months, from October 1, 2012 through March 31, 2013 were as follows:

	OTCQB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
March, 2013	$0.24	$0.13	$0.25	$0.14
February, 2013	$0.33	$0.19	$0.33	$0.18
January, 2013	$0.32	$0.23	$0.32	$0.25
December, 2012	$0.26	$0.19	$0.26	$0.19
November, 2012	$0.32	$0.25	$0.32	$0.26
October, 2012	$0.34	$0.27	$0.32	$0.27

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are exclusively traded on the TSX Venture Exchange, the OTCQB and the Frankfurt Stock Exchange.

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

C. Material Contracts

The material contracts to which we are a party which were entered into during the last two fiscal years are as follows:

1.	Independent contractor agreement dated March 11, 2011 with Peter A. Ball and Ariston Capital.
2.	Independent contractor agreement dated January 1, 2012 with Jeffrey Finkelstein and JBD Consulting Ltd.
3.

Independent contractor agreement dated March 1, 2012, with Peter A. Ball and Ariston Capital, supplemented by a side letter dated March 16, 2012, with respect to services and remuneration while serving as interim President.

4.	Indemnification agreement with Jeffrey Finkelstein dated January 1, 2012.
5.	Indemnification agreement with Peter A. Ball dated January 1, 2012.
6.	Employment agreement with Michael Brown dated August 1, 2012.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 900 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

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

At the date of this annual report on form 20-F, we had approximately $86,000 in U.S. cash, $1.2 million in Canadian cash and approximately $125,000 in $AR (Argentine Pesos).

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

At January 31, 2013, we were exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	257,169	$ 1,908,477
Receivables	-	236
Accounts payable	(1,012,464)	(152,576)
Net Exposure	(755,295)	$ 1,756,137

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $159,845 in the net loss for the year ended January 31, 2013. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

To date, as exposure to the Argentinian peso has been limited, we have determined that buying fixed rate forward contracts has not been warranted.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds to our operations in Argentina and impact the conversion rate of transferred funds.

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

Commodity Price Risk

The Company’s profitability is dependent among many factors and two key factors are the metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold and silver countries throughout the world. A reduction in mineral prices or other disturbances in the minerals market could have an adverse impact upon the Company's operations.

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

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2013		January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,117,142	$2,117,142	$9,249,307	$9,249,307
Receivables	Level 2	$33,357	$33,357	$67,093	$67,093
Accounts payable	Level 2	$441,638	$441,638	$622,077	$622,077
Due to related parties	Level 2	$13,639	$13,639	$28,425	$28,425

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

As of January 31, 2013, the year end period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our president and chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. The ineffectiveness of our disclosure controls and procedures was due to the existence of a material weakness in our internal control over financing reporting identified below.

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

Management conducted an evaluation of the design and operation of our internal control over financial reporting as of January 31, 2013 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that, as of January 31, 2013, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles because of the Company’s limited resources and limited number of employees. The lack of internal independent financial review resources increases the possibility that a material misstatement of our annual or interim financial statements may not be prevented on a timely basis or detected and that the lack of these resources should therefore be considered a material weakness in our internal control over financial reporting according to the internal control framework.

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

Our board of directors has determined that Jenna Hardy, Stephen Hanson and Richard Thibault qualify as “independent” members of our audit committee as that term is defined in NASDAQ rule 5605(c)(2). We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

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

A copy of the Code of Ethics is on the corporate governance section of our website at www.argentexmining.com.

Waivers to the Code of Ethics may be granted only by our full board of directors. In the event that our board of directors grants any waiver of the elements listed above to any of our directors or officers, we expect to announce the waiver within four business days on the corporate governance section of our website at www.argentexmining.com.

ITEM 16C Principal Accountant Fees and Services

Audit Fees

Our board appointed MORGAN LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended January 31, 2013 and January 31, 2012. The aggregate of fees billed by MORGAN LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2013 and 2012 were $41,850 and $47,085, respectively.

Audit Related Fees

For the fiscal years ended January 31, 2013 and January 31, 2012, the aggregate fees billed for assurance and related services by MORGAN LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $2,510 and $23,905, respectively.

Tax Fees

For the fiscal years ended January 31, 2013 and January 31, 2012, the aggregate fees billed for tax compliance by MORGAN LLP, Chartered Accountants, were $11,200 and $15,350, respectively.

All Other Fees

For the fiscal years ended January 31, 2013 and January 31, 2012, the aggregate fees billed by MORGAN LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $3,750 and $86,340, respectively.

Pre-Approval Policies and Procedures

The audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by the audit committee before the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by MORGAN LLP, Chartered Accountants and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of MORGAN LLP, Chartered Accountants.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E Purchases of Equity Securities the Company and Affiliated Purchasers

None.

ITEM 16F Change in Registrant’s Certifying Account

None.

ITEM 16G Corporate Governance

Not Applicable.

ITEM 16H Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17 Financial Statements

Not Applicable.

ITEM 18 Financial Statements

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2013 and 2012 and
for the Years Ended January 31, 2013, 2012 and 2011

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Argentex Mining Corporation
(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, stockholders’ equity (deficiency) and cash flows for each of the three years ended January 31, 2013, 2012 and 2011, and for the cumulative period from December 21, 2001 (date of inception) to January 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2013 and 2012 and the results of its operations and its cash flows for each of the three years ended January 31, 2013, 2012 and 2011 and for the cumulative period from inception, December 21, 2001 to January 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has generated significant losses from operations and has an accumulated deficit of $39,169,460 which raises doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan LLP”

April 24, 2013	Chartered Accountants

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$2,117,142	$9,249,307
Receivables	33,357	67,093
Prepaid expenses and deposits	56,957	66,974

Total current assets	2,207,456	9,383,374

Property, plant and equipment	421,307	447,936

Mineral property interest	815,000	815,000

Total assets	$3,443,763	$10,646,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$441,638	$622,077
Due to related parties	13,639	28,425

Total liabilities	455,277	650,502

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at January 31, 2013 and 2012	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at January 31, 2013 and 2012	-	-
Common stock, no par value, unlimited authorized, 71,677,317 and 71,437,317 issued and outstanding at January 31, 2013 and 2012, respectively	35,304,627	35,223,027
Additional paid-in capital	6,877,657	5,994,447
Deficit accumulated during the exploration stage	(39,169,460)	(31,241,510)
Accumulated other comprehensive income (loss)	(24,338)	19,844

Total stockholders' equity	2,988,486	9,995,808

Total liabilities and stockholders' equity	$3,443,763	$10,646,310

Going concern (Note 3)
Commitments (Note 11)
Subsequent event (Note 13)

Approved on behalf of the Board of Directors:

“Jenna Hardy”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

				From
				December 21,
	For the Years Ended			2001
	January 31,			(Inception)
				to January 31,
	2013	2012	2011	2013

Expenses

Consulting	$941,385	$1,357,785	$1,163,538	$7,284,241
Depreciation	65,760	29,627	16,854	133,767
Director fees	225,797	26,205	-	252,002
Foreign exchange (gain) loss	(108,848)	(29,677)	(158,810)	13,731
Mineral property interests	5,147,673	6,085,967	2,993,700	21,732,243
Office and sundry	190,735	226,140	162,572	1,095,568
Professional	420,027	450,626	575,899	2,923,286
Rent	43,925	49,642	25,934	233,132
Salaries and benefits	543,256	166,404	-	709,660
Shareholder and investor relations	248,868	414,883	164,874	2,671,865
Tax on assets	25,207	69,635	-	94,842
Transfer agent and filing	53,351	22,154	111,628	397,668
Travel	172,929	181,910	111,704	781,186
Write-down of mineral claims	-	-	-	408,496

Loss before interest income (expense)	(7,970,065)	(9,051,301)	(5,167,893)	(38,731,687)

Interest income	65,562	77,329	3,695	146,586
Interest expense	(1,328)	(24,410)	-	(562,240)

Net loss for the year before income taxes	(7,905,831)	(8,998,382)	(5,164,198)	(39,147,341)

Income tax expense	22,119	-	-	22,119

Net loss for the period	7,927,950	(8,998,382)	(5,164,198)	(39,169,460)

Other comprehensive (loss) income
Unrealized gain (loss) on foreign exchange translation	(44,182)	19,844	-	(24,338)

Comprehensive loss for the period
	$(7,972,132)	$(8,978,538)	$(5,164,198)	$(39,193,798)
Net loss per share - basic and diluted	$(0.11)	$(0.14)	$(0.11)

Weighted average number of shares outstanding - basic and diluted	71,669,755	64,974,694	47,632,874

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PERIOD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2013
(Stated in U.S. Dollars)

	Preferred Stock
	Series A Convertible		Common Stock
									Accumulated	Total
						Additional			Other	Stockholders’
	Number of	Par	Number of		Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares		Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at December 21, 2001 (inception)	-	$-	-	$	- $	-		$-	$-	$-
Common stock issued for cash	-	-	9,620,000		9,620	87,780	-	-	-	97,400
Net loss for the period	-	-	-		-	-	-	(11,327)	-	(11,327)
Balance at January 31, 2002	-	-	9,620,000		9,620	87,780	-	(11,327)	-	86,073
Net loss for the year	-	-	-		-	-	-	(58,694)	-	(58,694)
Balance at January 31, 2003	-	-	9,620,000		9,620	87,780	-	(70,021)	-	27,379
Net loss for the year	-	-	-		-	-	-	(31,390)	-	(31,390)
Balance at January 31, 2004	-	-	9,620,000		9,620	87,780	-	(101,411)	-	(4,011)
Stock returned to treasury	-	-	(4,600,000)		(4,600)	4,600	-	-	-	-
Preferred stock issued for cash	2,000	2	-		-	1,997,498	-	-	-	1,997,500
Stock issued to acquire wholly-owned subsidiary	-	-	833,333		833	32,500	-	-	-	33,333
Stock issued to acquire a mineral property	-	-	833,333		834	32,500	-	-	-	33,334
Stock dividend	-	-	13,373,332		13,373	(13,373)	-	-	-	-
Stock issued for consulting fees	-	-	200,000		200	2,460	-	-	-	2,660
Net loss for the year	-	-	-		-	-	-	(2,293,257)	-	(2,293,257)
Balance at January 31, 2005	2,000	2	20,259,998		20,260	2,143,965	-	(2,394,668)	-	(230,441)
Conversion of preferred stock	(2,000)	(2)	2,222,223		2,222	(2,220)	-	-	-	-
Stock returned to treasury	-	-	(4,749,998)		(4,750)	(58,417)	-	-	-	(63,167)
Common stock issued for cash	-	-	666,667		667	199,333	-	-	-	200,000
Stock-based compensation	-	-	-		-	164,521	-	-	-	164,521
Non-cash interest	-	-	-		-	333,333	-	-	-	333,333
Net loss for the year	-	-	-		-	-	-	(1,478,308)	-	(1,478,308)
Balance at January 31, 2006	-	-	18,398,890		18,399	2,780,515	-	(3,872,976)	-	(1,074,062)
Conversion of promissory note	-	-	833,333		833	249,167	-	-	-	250,000
Common stock issued for cash	-	-	1,534,500		1,535	1,532,965	-	-	-	1,534,500
Cost of issuing stock	-	-	-		-	(78,750)	-	-	-	(78,750)
Common stock issued for services	-	-	30,000		30	49,470	-	-	-	49,500
Exercise of stock options	-	-	200,000		200	49,800	-	-	-	50,000
Stock-based compensation	-	-	-		-	477,592	-	-	-	477,592
Net loss for the year	-	-	-		-	-	-	(2,331,509)	-	(2,331,509)

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2013
(Stated in U.S. Dollars)

(Continued)
	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
					Additional			Other	Stockholders’
	Number of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2007	-	-	20,996,723	20,997	5,060,759	-	(6,204,485)	-	(1,122,729)
Conversion of promissory note	-	-	3,720,776	3,720	1,386,348	-	-	-	1,390,068
Common stock issued for cash	-	-	1,930,720	1,931	2,224,933	-	-	-	2,226,864
Common stock issued for finders fee	-	-	180,000	180	-	-	-	-	180
Cost of issuing stock	-	-	-	-	(12,708)	-	-	-	(12,708)
Common stock issued for services	-	-	150,000	150	202,350	-	-	-	202,500
Exercise of warrants	-	-	666,667	667	266,000	-	-	-	266,667
Exercise of stock options	-	-	666,667	666	214,001	-	-	-	214,667
Stock-based compensation	-	-	-	-	928,176	-	-	-	928,176
Net loss for the year	-	-	-	-	-	-	(3,688,314)	-	(3,688,314)
Balance at January 31, 2008	-	-	28,311,553	28,311	10,269,859	-	(9,892,799)	-	405,371
Common stock issued for cash	-	-	4,279,000	4,280	4,050,720	-	-	-	4,055,000
Cost of issuing stock	-	-	-	-	(330,893)	-	-	-	(330,893)
Debt discount	-	-	-	-	49,985	-	-	-	49,985
Stock-based compensation	-	-	-	-	147,133	-	-	-	147,133
Net loss for the year	-	-	-	-	-	-	(4,527,835)	-	(4,527,835)
Balance at January 31, 2009	-	-	32,590,553	32,591	14,186,804	-	(14,420,634)	-	(201,239)
Conversion of convertible debenture	-	-	1,500,000	1,500	148,500	-	-	-	150,000
Equity component of convertible debenture converted	-	-	-	-	(44,102)	-	-	-	(44,102)
Common stock issued for cash	-	-	9,056,201	9,056	5,180,691	-	-	-	5,189,747
Cost of issuing stock	-	-	-	-	(240,584)	-	-	-	(240,584)
Exercise of warrants	-	-	500,000	500	119,500	-	-	-	120,000
Exercise of stock options	-	-	275,000	275	77,725	-	-	-	78,000
Stock-based compensation	-	-	-	-	566,923	-	-	-	566,923
Net loss for the year	-	-	-	-	-	-	(2,658,296)	-	(2,658,296)
Unrealized foreign exchange loss	-	-	-	-	-	-	-	(30,213)	(30,213)
Balance at January 31, 2010	-	-	43,921,754	43,922	19,995,457	-	(17,078,930)	(30,213)	2,930,236
Common stock issued for cash	-	-	10,804,706	10,805	7,109,264	-	-	-	7,120,069
Exercise of stock options	-	-	458,334	458	163,476	-	-	-	163,934
Exercise of warrants	-	-	1,403,128	1,403	502,036	-	-	-	503,439
Shares subscribed	-	-	-	-	-	104,380	-	-	104,380
Stock-based compensation	-	-	-	-	556,875	-	-	-	556,875
Net loss for the year	-	-	-	-	-	-	(5,164,198)	-	(5,164,198)
Unrealized foreign exchange gain	-	-	-	-	-	-	-	30,213	30,213

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2013
(Stated in U.S. Dollars)

(Continued)
	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number				Additional			Other	Stockholders’
	of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2011	-	-	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Common stock issued for cash	-	-	8,700,000	10,120,058	-	-	-	-	10,120,058
Warrants issued for cash	-	-	-	-	54,377	-	-	-	54,377
Cost of issuing stock	-	-	-	(1,109,591)	124,343	-	-	-	(985,248)
Cost of issuing warrants for cash	-	-	-	-	(9,589)	-	-	-	(9,589)
Exercise of stock options	-	-	1,242,500	251,080	301,620	-	-	-	552,700
Exercise of warrants	-	-	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon re-domicile	-	-	-	25,131,164	(25,131,164)	-	-	-	-
Stock-based compensation	-	-	-	-	647,382	-	-	-	647,382
Net loss for the year	-	-	-	-	-	-	(8,998,382)	-	(8,998,382)
Foreign currency translation gain	-	-	-	-	-	-	-	19,844	19,844
Balance at January 31, 2012			71,437,317	35,223,027	5,994,447		(31,241,510)	19,844	9,995,808

Exercise of stock options	-	-	240,000	81,600	-	-	-	-	81,600
Stock-based compensation	-	-	-	-	883,210	-	-	-	883,210
Net loss for the year	-	-	-	-	-	-	(7,927,950)	-	(7,927,950)
Foreign currency translation (loss)	-	-	-	-	-	-	-	(44,182)	(44,182)

Balance at January 31, 2013	-	$-	71,677,317	$35,304,627	$6,877,657	$-	$(39,169,460)	$(24,338)	$2,988,486

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Years Ended			From December 21,
	January 31,			2001 (Inception) to
	2013	2012	2011	January 31, 2013

Cash flows used in operating activities
Net loss for the period	$(7,927,950)	$(8,998,382)	$(5,164,198)	$(39,169,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	65,760	29,627	16,854	133,767
Stock-based compensation	883,210	647,382	556,875	4,574,312
Debt discount	-	-	-	5,881
Shares issued to acquire mineral properties	-	-	-	3,500
Shares issued in payment of bonus	-	-	-	52,160
Non-cash interest	-	-	-	333,333
Write-down of mineral claims	-	-	-	408,496
Changes in operating assets and liabilities
Receivables	33,736	(33,991)	(33,102)	(33,357)
Prepaid expenses and deposits	12,228	(28,036)	68,033	(57,872)
Accounts payable and accrued liabilities	(180,439)	151,163	65,292	581,526
Due to related parties	(14,786)	(218,881)	210,988	13,639

Net cash used in operating activities	(7,128,241)	(8,451,118)	(4,279,258)	(33,154,075)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)	(815,000)
Purchase of short-term investments	-	(4,109,097)	-	(4,109,097)
Redemption of short-term investments	-	4,109,097	-	4,109,097
Acquisition of equipment	(38,899)	(363,682)	(78,201)	(554,842)

Net cash used in investing activities	(38,899)	(363,682)	(893,201)	(1,778,338)

Cash flows from financing activities
Issuance of convertible debentures	-	-	-	1,650,000
Issuance of promissory notes	-	-	-	790,410
Repayment of promissory notes	-	-	-	(790,410)
Proceeds from issuance of capital stock	81,600	12,082,016	7,787,442	35,318,830
Proceeds from shares subscribed	-	-	104,380	104,380

Net cash provided by financing activities	81,600	12,082,016	7,891,822	37,073,210

Effects of foreign currency exchange on cash	(46,625)	22,729	30,213	(26,103)

(Decrease) increase in cash during the period	(7,132,165)	3,289,945	2,749,576	2,114,694

Cash and cash equivalents, beginning of period	9,249,307	5,959,362	3,209,786	-

Cash and cash equivalents, end of period	$2,117,142	$9,249,307	$5,959,362	$2,114,694

Supplemental disclosures
Cash paid (received) during the period for:
Taxes	$48,818	$3,180	$-	$53,075
Interest	$(69,513)	$(71,577)	$(2,646)	$(55,007)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$-	$145,488
Notes and accrued interest converted to common stock	$-	$-	$-	$1,390,008

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
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

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN Properties was originally formed as a Delaware corporation on February 13, 2004 and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the State of Nevada; and on June 8, 2011, it moved its jurisdiction of domicle from the State of Nevada to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

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

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements involves the use of estimates which have been made using careful judgment.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Basis of Presentation and Principles of Consolidation, continued

These consolidated financial statements include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Comparative Figures

Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation. Expenses of $58,762 recorded as consulting fees during the year ended January 31, 2012 were reclassified to mineral property interests expense, with no change to the Company’s reported loss.

Use of Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to indications of impairment for mineral property interests; valuation allowances for deferred tax assets; and estimates with respect to assumptions regarding stock-based compensation expense. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

Foreign Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar (“CDN$”). The functional currency of SCRN is the U.S. dollar (“US$”).

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

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income/loss for the period.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
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

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of January 31, 2013 and January 31, 2012:

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

January 31, 2012

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 9,246,422	$ 2,885	$ 9,249,307	$ 9,249,307

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property, Plant and Equipment

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

Mineral Property Interests

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Asset Retirement Obligations

The Company records the fair value of estimated asset retirement obligations (“AROs”) associated with tangible long-lived assets once there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to operations. In addition, asset retirement costs (“ARCs”) would be capitalized as part of the related asset’s carrying value and are depreciated (primarily on a unit-of-production basis) over the asset’s respective useful life. Reclamation costs for future remeditation will be recognized as an ARO and a related ARC in the period when an ARO arises. Changes in regulations or laws, any instances of non-compliance with laws or regulations that result in fines, or any unforeseen environmental contamination could result in a material impact to the amounts charged to earnings for reclamation and remediation. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over long periods of time and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of the AROs can materially change over time.

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

The Company’s operations involve dealing with uncertainties and judgments in applying complex tax regulations in Canada, the United States, and Argentina. The final taxes paid are dependent upon many factors including negotiations with tax authorities in various jurisdictions. The Company records potential withholding tax, value added tax and mineral property tax liabilities based on management’s estimate of whether and the extent to which taxes may be refunded or deemed payable.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2013, management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the United States to Canada, management of the Company believes that it may encounter certain uncertain tax positions as follows:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

United States Federal Income Tax Consequences

The change in the Company’s corporate jurisdiction for U.S. federal income tax purposes is treated as the transfer of the assets from the United States to Canada. The Company has recognized a gain on the assets held by it at the time of the change in its corporate jurisdiction to the extent that the fair market value of the transferred assets exceeded their respective accounting values. The calculation of the gain was made separately for each asset held by the Company. The determination of fair market value was estimated by the Company’s management and is subject to review by U.S. tax authorities. In addition, the Company may still be treated as a U.S. corporation and taxed on its worldwide income and/or classified as a passive foreign investment company.

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

As at January 31, 2013, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the potential dilution of securities that could share in the loss of the Company. The 22,686,706 common shares potentially issuable on the exercise of stock options and warrants were not included in the calculation of weighted average number of shares outstanding because the effect is anti-dilutive. Accordingly, diluted net loss per share is equal to basic net loss per share.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
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

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The updated guidance requires expanded disclosures for amounts reclassified out of accumulated other comprehensive income by component. The guidance requires the presentation of amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, a cross-reference to other disclosures that provide additional detail about those amounts is required. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2012. Accordingly, the Company will adopt ASU No. 2013-02 commencing February 1, 2013. The new guidance affects disclosures only and will have no impact on the Company's results of operations or financial position.

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, ''Technical Corrections and Improvements". The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. We will adopt ASU 2012-02 effective February 1, 2013 however we do not expect such adoption to have a material impact on our financial position or results of operations.

In August 2012, the FASB issued ASU 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)" in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU 2012-03 is not expected to have a material impact on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" in Accounting Standards Update No. 2012-02. This update amends ASU 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles Goodwill and Other General Intangibles Other than Goodwill. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance. We will adopt ASU 2012-02 effective February 1, 2013 however we do not expect such adoption to have a material impact on our financial position or results of operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements, continued

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for the Company’s fiscal year beginning February 1, 2013, and interim periods within those annual periods. Retrospective application is required. In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $1,752,179, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $39,169,460. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

	January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

	January 31, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$-	$294,961
Equipment	155,376	39,960	115,416
Furniture and fixtures	19,185	6,676	12,509
Computer equipment	45,829	20,779	25,050
	$515,351	$67,415	$447,936

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

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

c)	Contreras, other Santa Cruz and Rio Negro Projects

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

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

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

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advances the expiry date of the three mineral tenures to June 7, 2012. On May 31, 2012, the Company made a cash-in-lieu payment of approximately $4,067 (CDN$4,201) which advances the expiry date of the three mineral tenures to June 7, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

				December
	Years			21, 2001
	Ended			(Inception) to
	January 31,			January 31,
	2013	2012	2011	2013

Pinguino Project:
Assaying, testing and analysis	$178,337	$256,359	$147,444	$1,150,093
Camp, salaries and supplies	1,841,027	1,674,527	601,174	5,751,273
Claim maintenance	31,243	59,626	28,602	137,859
Drilling	1,680,359	3,020,527	1,443,459	10,312,761
Engineering	666,707	330,095	131,160	1,127,962
Environmental	35,518	139,647	-	175,165
Geological and geophysical	281,229	261,902	230,050	1,587,268
Metallurgical	264,543	1,064	69,437	335,044
Travel and accommodation	35,736	94,693	48,940	307,325
	5,014,699	5,838,440	2,700,266	20,884,750
Condor Project:
Camp and field supplies	8,260	26,097	-	34,555
Claim maintenance	12,435	18,858	-	38,821
Geological and geophysical	15,712	90,615	-	110,512
	36,407	135,570	-	183,888
Contreras and other Santa Cruz Projects:
Assaying, testing and analysis	-	-	60,247	60,247
Camp and field supplies	5,013	1,548	169,916	176,477
Claim maintenance	12,646	-	-	34,497
Environmental	4,900	-	-	4,900
Geological and geophysical	248	98,129	33,830	132,207
Travel and accommodation	-	-	28,814	28,814
	22,807	99,677	292,807	437,142
Rio Negro Project:
Assaying, testing and analysis	496	-	-	496
Camp and field supplies	13,476	-	-	65,312
Claim maintenance	54,301	8,499	-	69,908
Geological and geophysical	602	-	-	40,435
Travel and accommodation	818	-	303	10,735
	69,693	8,499	303	186,886

British Columbia Claims and other:	4,067	3,781	324	39,577
	$5,147,673	$6,085,967 $ 2,993,700		$21,732,243

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2013	31, 2012

Accounts payable	$244,741	$455,012
Accrued liabilities	114,330	78,636
Accrued taxes and related interest	82,567	88,429
	$441,638	$622,077

NOTE 7 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the years ended January 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Salaries and benefits	$161,199	$-	$-
Consulting	555,685	685,521	502,265
Director fees	24,797	26,205	-
Stock-based compensation (Note 8)	374,535	431,949	509,408

	$1,116,216	$1,143,675	$1,011,673

As at January 31, 2013 the Company owed directors and officers $13,639 (2012 - $28,425). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

During the year ended January 31, 2013, the Company paid or accrued consulting fees of $nil (2012 - $3,594; 2011 – $43,998) and recorded stock based compensation of $nil (2012 - $nil; 2011 - $71,199) to a former officer of the Company

b)

During the year ended January 31, 2013 the Company paid consulting fees of $nil (2012 - $373,696; 2011 – $359,416) and recorded stock based compensation of $nil (2012 - $1,560; 2011 - $29,226) to a company owned by a fomer President of the Company. The 2012 fees included severance of approximately $225,000 (CDN$225,000) and the 2011 consulting fees included a discretionary cash bonus of approximately $200,000 (CDN$200,000).

c)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (CDN$12,500) per month plus sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of approximately $10,000 (CDN$10,000) plus sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus sales tax. Effective January 1, 2013, the consulting agreement automatically renewed for one year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

During the year ended January 31, 2013, the Company paid or accrued consulting fees of $181,442 (2012 - $167,098; 2011 - $9,538) and recorded stock based compensation of $103,049 (2012 - $135,649; 2011 - $nil) related to this consulting agreement. At January 31, 2013 and 2012, the Company was indebted to an officer of this Company in the respective amounts of $5,422 and $16,744. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

d)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (CDN$12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012.

During the year ended January 31, 2013, the Company paid or accrued consulting fees of $192,795 (2012 - $143,126; 2011 - $nil) and recorded stock based compensation of $110,686 (2012 - $150,625; 2011 - $nil) related to this consulting agreement. At January 31, 2013 and 2012, the Company was indebted to an officer of this Company in the respective amounts of $986 and $11,681. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus sales tax. In addition, effective January 20, 2012 until July 31, 2012 the VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 (CDN$2,500) per month. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

e)

Effective August 1, 2012 the Company signed an employment agreement with its new President and CEO, pursuant to which the Company agreed to pay to him an annual salary of $250,000 (CDN$250,000) plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 the Company granted its new President and CEO stock options pursuant to its 2012 Stock Option Plan to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2013, the Company paid its President and CEO consulting fees of $7,237 (CDN$7,000) for services provided prior to his employment and salary and benefits of $161,199 (December 31, 2012 - $nil), including a relocation allowance of $34,048 related to this employment agreement. At January 31, 2013, the Company was indebted in the amount of $7,231 related to this employment agreement.

f)

During the year ended January 31, 2013, the Company paid aggregate director fees of approximately $24,797 (CDN$25,000 (2012- $26,205 (CDN$25,000; 2011 - $nil)) to five directors and recorded stock based compensation of $201,000 (2012 - $144,115; 2011 - $246,897) related to stock options granted to five directors (2012 - one director). In addition, during the year ended January 31, 2013, the Company paid (recovered) consulting fees of nil (2012 - ($1,993); 2011 - $15,916)) to a Company controlled by one director and paid a Company related to another director approximately $13,411 (CDN$13,575) for consulting fees (2012 - $nil; 2011 - $18,381).

During the year ended January 31, 2013, the Company’s directors and officers exercised a total of nil (2012 - 1,042,500; 2011 - 333,334) stock options for $478,700 and exercised nil (2012 - nil; 2011 – 775,000) warrants for $nil (2012 - $nil; 2011 - $116,000).

Additional related party transactions are disclosed in note 8 to these financial statements.

NOTE 8 – CAPITAL STOCK

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

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

Between March 29 and April 7, 2009, the Company issued an aggregate of 200,000 common shares to a director on the exercise of 200,000 stock options for aggregate proceeds of $50,000 (note 7).

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

Between June 5, 2009 and October 13, 2009, the Company issued an aggregate of 350,000 shares of common stock to two of its directors for proceeds of $52,500 on the exercise of warrants (note 7).

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

Between June 21, 2010 and July 16, 2010, the Company issued an aggregate of 183,334 shares of its common stock at $0.25 per share for proceeds of $45,834 on the exercise of 183,334 stock options. 133,334 of the options exercised were exercised by one of the Company’s directors (note 7).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

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

On December 22, 2010, the Company issued 140,000 shares of its common stock at $0.37 per share to a director for proceeds of $51,800 on the exercise of 140,000 stock options (note 7).

On December 30, 2010, the Company issued 20,000 shares of its common stock at $0.49 per share to a director for proceeds of $9,800 on the exercise of 20,000 stock options (note 7).

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

Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $607,203 (CDN$600,300) and 522,000 broker warrants. Each broker warrant entitles the holder to purchase one unit at approximately (CDN$1.15) until August 19, 2013. The fair value of the broker’s warrants was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate - 0.87%, expected dividend yield- 0%, volatility factor - 77.5%, and expected life - 2 years. Using these assumptions, the fair value of these broker warrants granted amounted to $124,343. This amount has been recorded as a reduction to common stock and credited to additional paid-in capital. In addition, the underwriters were granted an over-allotment option to purchase up to an additional 1,305,000 units at approximately $1.15 (CDN$1.15) per unit and/or up to an additional 652,500 warrants, or any combination thereof, to cover over-allotments. On August 30, 2011, the Company issued 300,000 shares of its common stock at $0.37 per share to its former President for proceeds of $111,000 on the exercise of 300,000 stock options (note 7).

On September 20, 2011, the Company issued 200,000 shares of its common stock at $0.37 per share to a former consultant of the Company for proceeds of $74,000 on the exercise of 200,000 stock options.

On November 2, 2011, the Company issued 100,000 shares of its common stock at $0.37 per share to its former President for proceeds of $37,000 on the exercise of 100,000 stock options (note 7).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

On February 2, 2012, the Company issued 60,000 shares of its common stock at $0.25 per share to a former director for proceeds of $15,000 on the exercise of 60,000 stock options. (note 7)

On February 16, 2012, the Company issued 160,000 shares of its common stock at $0.37 per share to the Company’s former President for proceeds of $59,200 on the exercise of 160,000 stock options. (note 7)

On February 16, 2012, the Company issued 20,000 shares of its common stock at $0.37 per share to a former consultant for proceeds of $7,400 on the exercise of 20,000 stock options.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2010	9,458,443	$0.61
Issued	10,804,706	1.14
Exercised	(1,403,128)	0.36
Expired	(99,520)	0.72
Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	$1.28

At January 31, 2013, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
5,002,500	$1.60 (CDN$1.60)	August 19, 2013
522,000	$1.15 (CDN$1.15)	August 19, 2013
10,804,706	$1.14 (CDN$1.14)	October 26, 2015
16,329,206

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permitted the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by the TSX Venture stock exchange and by the stockholders in September 2008.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved its 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under its 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. As all of the options granted by the Company under its 2005 stock option plan have now either expired or been exercised, the Company has terminated its 2005 stock option plan.

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

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

Between August 24, 2011 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.15 (CDN$1.15) per share and expire between August 23 and August 28, 2016 and vest in accordance with the Company’s stock option plan and 337,500 of these stock options vest on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vest on November 29, 2011, February 29, 2012, May 29, 2012, August 29, 2012, November 29, 2012 and February 28, 2013. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 1.6%, expected dividend yield- 0%, volatility factor - 86%, and expected life - 5 years. Using these assumptions, the fair value of these stock options granted amounted to $761,695.

On November 1, 2012 the Company granted stock options to purchase an aggregate of 3,360,000 shares of its common stock. All options were granted with an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 1.16%, expected dividend yield- 0%, volatility factor - 86%, and expected life - 3 years. Using these assumptions, the fair value of these stock options granted amounted to $540,288.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2010	4,393,334	$0.56
Granted	550,000	0.67
Exercised	(458,334)	0.36
Expired	(1,015,000)	0.60
Balance at January 31, 2011	3,470,000	0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	$0.58

The weighted average fair value per stock option granted during the year ended January 31, 2013 was $0.16 (2012- $0.52; 2011 - $0.58).

At January 31, 2013, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
300,000	$ 0.855	January 19, 2015
400,000	$ 0.64 (CDN$ 0.64)	May 10, 2015
1,310,000	$ 1.15 (CDN$ 1.15)	August 23, 2016
150,000	$ 1.15 (CDN$ 1.15)	August 28, 2016
3,360,000	$ 0.305 (CDN$0.305)	October 31, 2015
6,357,500

The fair value of stock options granted during the year ended January 31, 2013 was $540,288 (2012 -$856,744; 2011 - $321,051). The stock options granted in the year ended January 31, 2013 vested immediately, while the stock options granted in 2012 and 2011 are being recognized over the respective option vesting periods. At January 31, 2013, 6,332,500 (2012 – 1,212,500) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2013 was $883,210 (2012 -$647,382; 2011 - $556,875). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

	Year	Year	Year
	Ended	Ended	Ended
	January	January	January
	31, 2013	31, 2012	31, 2011
Consulting fees	$300,506	$509,196	$556,875
Director fees	201,000	-	-
Mineral property interests	178,677	105,212	-
Salaries and benefits	203,027	32,974	-
	$883,210	$647,382	$556,875

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2013	2012	2011
Risk-free interest rate	1.16%	1.31-2.19%	1.69-2.65%
Expected life of options	3 years	3-5 years	3-5 years
Annualized volatility	81%	86-96%	93-96%
Dividend rate	0%	0%	0%

As at January 31, 2013, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $44,400 (2012-$693,150).

NOTE 9 - SEGMENTED INFORMATION

At January 31, 2013 and 2012, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2013	2012

Identifiable assets
Canada	$2,161,650	$9,297,302
Argentina	1,282,113	1,349,008
	$3,443,763	$10,646,310

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2013	2012	2011

Net loss for the year
Canada	$2,486,208	$2,569,352	$1,775,834
Argentina	5,441,742	6,429,030	3,388,364
	$7,927,950	$8,998,382	$5,164,198

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2013		January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,117,142	$2,117,142	$9,249,307	$9,249,307
Receivables	Level 2	$33,357	$33,357	$67,093	$67,093
Accounts payable	Level 2	$441,638	$441,638	$622,077	$622,077
Due to related parties	Level 2	$13,639	$13,639	$28,425	$28,425

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

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

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company maintains its Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Credit Risk, continued

insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account. The Company keeps its Argentinean peso bank deposit account balance within federally insured limits. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At January 31, 2013 and 2012, the Company had approximately $150,000 and $1,924,000, respectively in U.S. cash, $560,000 and $1,793,000 in Canadian cash and approximately $1,350,000 and $5,500,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia.

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

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At January 31, 2013, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso (ARS)	Dollar ($)

Cash and cash equivalents	257,169	1,908,477
Receivables and advances	-	236
Accounts payable	(1,012,464)	(152,576)
Net exposure	(755,295)	1,756,137

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $159,845 in the net loss for the year ended January 31, 2013. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk, continued

To date, as exposure to the Argentinian peso has been limited, management has determined that buying fixed rate forward contracts has not been warranted.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds to the Company’s operations in Argentina and impact the conversion rate of transferred funds.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

NOTE 11 – COMMITMENTS

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

At January 31, 2013, the minimum future lease payments under the Company’s operating leases are as follows:

2014	$113,398
2015	$99,962

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 11 – COMMITMENTS, continued

Consulting Commitments

As disclosed in note 7 to these financial statements, effective January 1, 2012, the Company renewed a one year consulting agreement with a company controlled by an officer whereby the Company agreed to pay a consulting fee of approximately $15,000 (CDN$15,000) per month until December 31, 2013.

As disclosed in note 7 to these financial statements, effective March 1, 2012, the Company renewed a one year consulting agreement with a company controlled by an officer whereby the Company agreed to pay a consulting fee of approximately $15,000 (CDN$15,000) per month until February 28, 2014.

At January 31, 2013, the minimum future payments under the Company’s consulting contracts are as follows:

2014	$330,000
2015	$15,000

NOTE 12 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2013, 2012 and 2011 and no taxes were payable at January 31, 2013 and 2012 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2013	2012	2011

Net loss for the year before income tax	$(7,906,000)	$(8,998,000)	$(5,164,000)
Combined federal and provincial tax rate	25%	26%	34%

Expected income tax recovery	(1,977,000)	(2,373,000)	(1,756,000)
Items not deductible for tax purposes	218,000	168,000	1,031,000
Adjustment to prior year’s net operating losses	39,000	-	76,000
Financing fees charged to equity	-	(247,000)	-
Effect of rate change	-	109,000	-
Net tax effect of assets recorded on re-domicile	-	(1,420,000)	-
Change in valuation allowance	1,742,119	3,763,000	649,000
Income tax provision	$22,119	$-	$-

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 12 – INCOME TAXES, continued

At January 31, 2013 and 2012, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2013	2012
Capital assets and cumulative eligible capital	$36,000	$46,000
Mineral resource expenditures	5,721,000	4,504,000
Financing costs	170,000	264,000
Non-capital losses-Canada	3,251,000	2,622,000
Less: valuation allowance	(9,178,000)	(7,436,000)
	$-	$-

The Company has mineral resources tax assets of approximately $22,876,000 for Canadian tax purposes. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of approximately $13,005,000 for Canadian income tax purposes.

During the year ended January 31, 2013 the Company incurred $22,119 in minimum taxes in Argentina. These taxes can be carried forward for ten years and applied to reduce taxable income.

These losses may be carried forward to reduce taxable income in future years until they expire:

2015	$507,000
2026	910,000
2027	536,000
2028	586,000
2029	1,467,000
2030	2,131,000
2031	2,564,000
2032	1,822,000
2033	2,482,000
$13,005,000

At January 31, 2013, the Company has branch tax loss carry forwards in Argentina totaling approximately $3,688,000 that expire as follows:

2013	$189,000
2014	83,000
2015	258,000
2016	1,416,000
2017	1,742,000

$3,688,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 2, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 12 – INCOME TAXES, continued

The Company and its subsidiary file income tax returns in Canada and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizses the open tax years by major jurisdiction:

Canada: 2011 to 2012
Argentina: 2012

NOTE 13 – SUBSEQUENT EVENT

On March 22, 2013 the Company signed a Term Sheet with Austral Gold Limited ("Austral Gold") (ASX: AGD) pursuant to which Austral Gold agreed that it or one of its affiliates will purchase, in a private placement, 17,347,866 units (each, a "Unit") of the Company at a price of CDN$0.2882 per Unit for gross proceeds of CDN$5,000,000. Each Unit will consist of one Argentex common share and one-half of one share purchase warrant (each whole warrant a "Unit Warrant"), and each Unit Warrant will entitle the holder to purchase one additional Argentex common share at an exercise price of CDN$0.40 for a period of 60 months from closing.

ITEM 19	Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Incorporation Documents

1.1	Notice of Articles (incorporated by reference to an exhibit to our quarterly report on Form 10-Q filed on June 10, 2011).

1.2	Articles (incorporated by reference to an exhibit to our quarterly report on Form 10-Q filed on June 10, 2011).

4.	Material Agreements

4.1	Equity and Warrant Subscription Agreement dated September 24, 2010 (incorporated by reference to an exhibit to our current report on Form 8-K filed on September 27, 2010).

4.2	Lease Agreement dated December 2, 2010 with Sun Life Assurance Company of Canada and Concert Real Estate Corporation (incorporated by reference to an exhibit to our current report on Form 8-K filed on December 14, 2010).

4.3	Agreement dated December 10, 2010 with Julián Michudis (incorporated by reference to an exhibit to our current report on Form 8-K filed on December 14, 2010 and 8-K/A filed on January 4, 2011, February 23, 2011 and March 14, 2011).

4.4	English Translation of Agreement dated December 10, 2010 with Julián Michudis (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K/A filed on March 14, 2011).

4.5	Independent contractor agreement dated January 7, 2011 with Jeffrey Finkelstein and JBD Consulting Ltd (incorporated by reference to an exhibit to our current report on Form 8-K filed on January 11, 2011.

4.6	Independent contractor agreement dated March 11, 2011 with Peter A. Ball and Ariston Capital (incorporated by reference to an exhibit to our current report on Form 8-K filed on March 14, 2011).

4.7	Independent contractor agreement dated effective January 1, 2012, with Jeffrey Finkelstein and JBD Consulting Ltd. (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.8	Independent contractor agreement dated effective March 1, 2012 with Peter A. Ball and Ariston Capital, together with side letter dated March 16, 2012 pertaining to services and remuneration for acting as Interim President. (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.9	Indemnification Agreement with Peter A. Ball dated January 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.10	Indemnification Agreement with Jeffrey Finkelstein dated January 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.11*	Employment agreement with Michael Brown dated August 1, 2012.

8.	List of Subsidiaries

8.1	The Company currently holds a 100% interest in SCRN Property Ltd., a British Columbia corporation.

12.	Rule 13a-14(a) Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

13.	Rule 13a-14(b) Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

101.	Interactive Data File

101.INS *	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGENTEX MINING CORPORATION

/s/Michael Brown
Michael Brown
Chief Executive Officer and President
(Principal Executive Officer)

Date: April 26, 2013

/s/Jeff Finkelstein
Jeff Finkelstein Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: April 26, 2013