Form 20-F/A
period 2013-01-31
ARGENTEX MINING CORP
filed 2013-05-24
CIK 1167887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Date of event requiring this shell company report _______________________

For the transition period from ____________ to ____________________

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.[   ]Item 17[   ]Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).[ ]YES[ x ]NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Exhibit

99.1	Lined Annual Consolidated Financial Statements at January 31, 2013 and 2012 and for the Years End January 31, 2013, 2012 and 2011

12.	Rule 13a-14(a) Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

13.	Rule 13a-14(b) Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

101.	Interactive Data File

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Explanatory Note: This amended annual report of Argentex Mining Corporation on Form 20-F/A includes revisions correcting clerical errors in the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows as originally included in the Form 20-F for the year ended January 31, 2013, filed on April 26, 2013. The errors and corrections are shown in ‘blackline’ on the attached and are not material and this Amendment has not been updated to reflect any events occurring subsequent to April 26, 2013, the date of the original filing..

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGENTEX MINING CORPORATION

/s/Michael Brown
Michael Brown
Chief Executive Officer and President
(Principal Executive Officer)

Date: May 24, 2013

/s/Jeff Finkelstein
Jeff Finkelstein Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: May 24, 2013