Form 20-F
period 2014-01-31
ARGENTEX MINING CORP
filed 2014-05-22
CIK 1167887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2014

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

There were 87,992,975 common shares, without par value, issued and outstanding as of January 31, 2014.

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
by the International Accounting Standards Board [ ]

ii

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

iii

ii

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

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. All references to CDN$ are to Canadian dollars and all references to US$ are to United States dollars and an exchange rate of C$1 equals US$0.90 has been presumed.

Unless otherwise indicated, the terms “we”, “us”, “our” and “Company” mean Argentex Mining Corporation, a British Columbia corporation, and/or our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation.

ITEM 1                Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2                Offer Statistics and Expected Timetable

Not applicable.

ITEM 3                Key Information

A.              Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended January 31, 2014. The information presented below for the five year period ended January 31, 2014 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended January 31, 2014 (audited) ($)	Year Ended January 31, 2013 (audited) ($)	Year Ended January 31, 2012 (audited) ($)	Year Ended January 31, 2011 (audited) ($)	Year Ended January 31, 2010 (audited) ($)
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	3,995,593	7,970,065	9,051,301	5,167,893	2,644,324
Net Loss	3,963,490	7,927,950	8,998,382	5,164,198	2,658,296
Comprehensive Loss	3,982,179	7,972,132	8,978,538	5,164,198	2,658,296
Basic and Diluted Loss Per Share	$0.05	$0.11	$0.14	$0.11	$0.07

	Year Ended January 31, 2014 (audited)	Year Ended January 31, 2013 (audited)	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)	Year Ended January 31, 2010 (audited)
	($)	($)	($)	($)	($)
Mineral Properties	815,000	815,000	815,000	815,000	Nil
Total Assets	4,106,481	3,443,763	10,646,310	6,963,168	3,372,176
Long-Term Debt	34,966	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil	Nil
Common shares Outstanding	87,992,975	71,677,317	71,437,317	56,587,922	43,921,754

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

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to continue operations, our business will fail and you could lose your entire investment.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are conducted primarily in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government projections of inflation in Argentina for calendar 2014 are around 16%. However unofficial projections place this figure at closer to 35%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

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

In July 2013 the Provincial government in the Province of Santa Cruz approved a new 1% tax on value of declared reserves in the ground for mining and exploration companies. Some of these companies filed legal actions alleging that this new tax is invalid, while others have paid the tax under protest. Whether this tax will survive the legal and political challenges remains to be seen, and our Pingüino property, which is located in the Province of Santa Cruz, does not currently have any reported reserves. However, if we were to discover a reserve at Pingüino and if this tax is not repealed, this could have an adverse impact on our ability to develop the property.

Continuing Inflation in Argentina may have an adverse effect on our Capital and on the Argentine Economy.

The devaluation of the Argentine Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In the fiscal years 2009, 2010, 2011, 2012 and 2013, inflation according to the Argentine INDEC (National institute of Statistics and Censuses) was 8.5%, 11.0%, 9.7%, 9.9% and 10.5% respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

Continued high inflation will adversely affect economic activity, employment, consumption and interest rates in Argentina while devaluing the Peso. In addition, the devaluation of the Peso will decrease the level of economic activity in the country. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

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

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that mineralisation estimates will be accurate or that mineralisation can be mined or processed profitably.

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

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2014 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2014	$0.29	$0.08	$0.31	$0.07
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25

The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including changes in the worldwide price for gold and silver, political risks in Argentina, results from our exploration or development efforts and the other risk factors discussed herein.

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

Fluctuating precious metals and gold and silver prices could negatively impact our business.

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

Corporate Information

We are a British Columbia corporation governed by the laws of British Columbia, and we are authorized to issue an unlimited number of common shares (without any par value) and an unlimited number of preferred shares (without any par value).

Our common shares are listed for trading on the TSX Venture Exchange under the symbol “ATX”. Our common shares also trade on the OTCQB marketplace under the symbol “AGXMF”.

We have one wholly-owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, which we formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Capital Expenditures

During the years ended January 31, 2014, 2013 and 2012 we spent the following respective amounts on capital expenditures:

2014	–	$6,197
2013	–	$38,899
2012	–	$363,682

Our 2014 and 2013 capital expenditures were spent on various miscellaneous smaller items. Our 2012 capital expenditures were primarily related to the construction of a permanent camp at Pingüino where we spent $294,961 to construct two buildings.

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

Our company, which has historically focused primarily on exploration in Argentina, is now planning to expand its exploration focus to include precious metal projects in other Latin American countries. Our current strategy is to:

  Upgrade our 2013 Technical report on our Pinguino project with oxide resources delineated in our October 2013 drill program;

  Evaluate the strategic opportunities presented by a business combination with Austral Gold;

  Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile and Northern Argentina focus our efforts primarily on our Pingüino property and continue minimal low cost exploration on our other properties in the Santa Cruz and Rio Negro provinces of Argentina.

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

Austral Gold Limited

Austral Gold Limited is an Australian public company with a growing precious metals mining and exploration business in South America (primarily in Argentina and Chile).

Investment by Austral Gold Limited and Austral Gold S.A:

On July 2, 2013, we completed a private placement offering with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A. wherein we sold 8,632,000 units (the “Units”) to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2.3 million to Austral Gold S.A. for aggregate gross proceeds of $4,733,147 (CDN$4,975,484). The convertible debenture has been converted into 8,389,176 Units at a conversion price of $0.274163 (CDN$0.2882), which is equal to the Unit price in the offering. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. All of these securities are subject to restrictions on transfer imposed by Canadian and US securities laws and to a contractual resale restriction imposed pursuant to the terms of an Investment Agreement signed at the closing.

The investment in our company by Austral Gold Limited and Austral Gold S.A. was strategic and on July 2, 2013, we also entered into an Investment Agreement with Austral Gold Limited that establishes a basic framework for what we anticipate will be a continuing business relationship. This Investment Agreement entitles Austral Gold to nominate one member of our Board, as well as an Assistant Secretary and one member of our Technical Advisory Board and it provides that Austral Gold and its affiliates will have limited anti-dilution rights. The agreement also provides that Austral Gold (and its affiliates) will not initiate or support any effort to gain control of our company and that it (and its affiliates) will refrain from acquiring any more than 19.9% of our issued and outstanding shares unless otherwise agreed to by us. Both parties have also agreed to continue to explore the potential for a business combination. The Investment Agreement remains in effect until such time as Austral Gold (together with its affiliates) owns less than ten percent (10%) of our issued and outstanding shares (calculated on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). Austral has also agreed, on its own behalf and on behalf of Austral Gold S.A. that neither of them would transfer any of the securities purchased by it for one year after the closing, except for transfers to affiliates.

The subscription proceeds from the sale of the Units to Austral Gold were converted into $2,366,574 and paid to us in US dollars. The subscription proceeds from the sale of Units and the convertible debenture to Austral Gold S.A. were converted into 12,767,666 Argentine pesos and paid to SCRN Properties Ltd., our wholly-owned subsidiary, at our local branch in Argentina. Immediately following the Closing, we made a loan of 12,408,500 pesos (equivalent to $2.3 million) to an Argentine credit union. This loan was repaid in pesos in nine monthly installments, with the amount of each installment linked to the US dollar in an effort to protect our company from devaluation of the Argentine peso. This loan has now been repaid in full.

Pursuant to the Investment Agreement, Austral Gold nominated Wayne Hubert to our Board. As there were no vacancies, Jenna Hardy resigned from the Board and Wayne Hubert was appointed to fill the vacancy created by her resignation. Mr. Hubert, a resident of the State of Utah, in the United States, is also a director of Austral Gold. In addition, Austral Gold nominated, and our Board appointed, Stabro Kasaneva to our Technical Advisory Board. Mr. Kasaneva is also the Chief Operating Officer and a Director of Austral Gold. Ms. Hardy’s resignation and both appointments were effective July 2, 2013.

As of the date of this Form 20-F, Austral Gold S.A. has converted the entire $2.3 million convertible debenture at a conversion price of US$0.274163 (CDN$0.2882) per Unit and, accordingly, we have issued 8,389,176 conversion Units (consisting of 8,389,176 common shares and 4,194,588 warrants). Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until October 2, 2018. Austral Gold and its affiliates currently own 19.9% of our issued and outstanding common shares (on an undiluted basis).

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

Employees

As of May 21, 2014, our company has one full-time employee, one part-time employee and one consultant. Our subsidiary, SCRN Properties Ltd., has three full time permanent employees, one part-time permanent employee, two individuals working for us through a scholarship agreement with the University of La Plata and two consultants in Argentina. Our Chief Financial Officer provides services pursuant to a consulting agreement and is required to spend approximately 80% of his working time on our affairs. We also engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

We retain consultants on the basis of ability and experience. Except as set forth above, neither we nor any person acting on our behalf has any preliminary agreement or understanding, nor do we contemplate any such agreement concerning any aspect of our operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Governmental Regulations

Most of our exploration properties are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise the capital required to continue to explore and/or develop any of our mineral properties. For example, during our fourth quarter of 2014, the pesos devalued by approximately 25%. In addition official government projections of inflation in Argentina for 2014 are around 16%, however, unofficial projections place this figure at closer to 35%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-2004 to all Argentinean oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

In July 2013 the Provincial government in the Province of Santa Cruz approved a new 1% tax on value of declared reserves in the ground for mining and exploration companies. Some of these companies filed legal actions alleging that this new tax is invalid, while others have paid the tax under protest. Whether this tax will survive the legal and political challenges remains to be seen, and our Pingüino property, which is located in the Province of Santa Cruz, does not currently have any reported reserves. However, if we were to discover a reserve at Pingüino and if this tax is not repealed, this could have an adverse impact on our ability to develop the property.

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

National Mining Code

The National Mining Code establishes three classes of minerals; (i) the main metalliferous substances such as gold, silver, copper, lead, etc. whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) Creek bed and placer deposits, as well as abandoned tailings, radioactive minerals and mine waste rock deposits which can be granted to companies or private persons and (iii) the other metalliferous substances, earthy minerals, industrial minerals, etc. that belong to the land owner and can be exploited by the owner or a third party.

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

Cateos are awarded by the following process:

(i)

an application is made in respect of a designated area, describing a minimum work program and providing an estimate of the investment to be made and a schedule for exploration; An environmental report of the impact that may be done during the exploration should be presented at the beginning of a Cateo. This report must be updated every two years if it takes longer to obtain the papers to acquire the grant of the zone.

(ii)	approval is granted by the province and a formal placement on the official map or graphic register is made, provided the requested area is not superseded by a previous mining right;

(iii)	publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim, and;

(iv)	upon expiry of a period following publication in the official bulletin, the cateo is awarded.

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

Following a publication and opposition period and approval by the Province, a formal survey of the pertenencias (together forming the mina) is completed. A surveyed mina provides the highest degree of mineral rights in Argentina and a title of property can be obtained with a surveyed mina.

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

Mining canons are paid to the state under which the mining concession is registered, and are paid in equal installments twice yearly to the province that owns the mining rights. The canon is set by national law according to the category of the mine. In general, the canon due per year is ARS$80 per 6 ha pertenencia for common ore bodies held by the mining concession, or ARS$800 per 100 ha pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right for a period of 45 days after being so notified by the Mining Authority, by paying the outstanding canon plus a fine equal to 20% of the unpaid canon. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

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

D.              Property, Plant and Equipment

Our principal offices consist of approximately 2,295 square feet of office space located at Suite 835, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada. Our telephone number at our principal office is 604.568.2496. Our fax number is 604.568.1540. We lease these premises pursuant to a lease agreement dated December 2, 2010. This lease is for a term of five years and one month beginning January 1, 2011 (with rent commencing February 1, 2011) and provides for the payment of a total monthly rental of approximately US$6,954 (CDN$6,954) during the first three years and a monthly rental of approximately US$6,772 (CDN$7,524) during the last two years of the term. Rent consists of a base rent amount and certain items of additional rent. In addition, we have subleased a portion of our leased premises for two years beginning January 1, 2011 for approximately $2,340 (CDN$2,600) per month. We have continued to sublease a portion of our leased premises under the terms of the original agreement. We believe that our office space and facilities are sufficient to meet our present needs and we do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

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

The following is a brief description of our mineral properties:

Pingüino Property

The Pingüino property is located in southern Argentina in the north-central part of the Province of Santa Cruz, centered at longitude 68o 34’ West and latitude 48º 00’ South. The location is shown on the map below:

The Pingüino property consists of four “Manifestacions de Descubrimiento” described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Tranquilo 1	405.334/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,500
Tranquilo 2	405.335/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	3,500
Cañadon	405.336/SCRN/05	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,816
Pingüino	414.409/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500

All of the Pingüino property except for the 10,000 hectare Plata Leon cateo is subject to a 2% net smelter returns royalty. We have the right to purchase one half of this net smelter returns royalty for the sum of approximately $900,000 (CDN$1,000,000) and all of it for the sum of approximately $1,800,000 (CDN$2,000,000). Title to all of the claims comprising the Pingüino property is registered in the name of our subsidiary, SCRN Properties Ltd.

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

During the 2007-2008 exploration program, we completed approximately 21,000 metres of HQ diamond drilling at Pingüino. We tested a total of 15 base-metal and precious-metal veins in 151 new HQ diamond drill holes. In total, more than 10,000 core samples were collected and sent to Acme Analytical Laboratories for analysis.

In December 2009, we commenced the diamond drilling for the 2009-2010 exploration program at Pingüino. The program was designed to drill test new precious metal targets and expand known discoveries. Drilling was focused on Marta Norte, Marta Noroeste, Luna and the Tranquilo structure. A total of 89 shallow drill holes totaling 6,224 metres were completed by the end of the program in June 2010. Two new major discoveries included significant mineralized intersections at Luna and Tranquilo, which fall within the 11 kilometer long Tranquilo Trend structure.

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

Phase IX Drill Program Review

We designed Phase IX of our exploration program at Pingüino to focus on adding medium to high grade oxide material to our silver-gold mineral resources which, if established to be economic, could lend itself to an open pit heap leach operation requiring lower capital costs for development and potentially lower processing costs. We began phase IX in August of 2013. The program consisted of a 58-hole, 3,003 metre RC drill program that was completed in October 2013, as well as 6,453 metres of trenching in 122 trenches. We completed the cleaning, mapping and sampling and received all assays from these trenches in March 2014.

Highlights from the drill and trench results included the following:

  Karina vein - 4 metres averaging 132.9 g/t Ag and 2.53 g/t Au
  Ivonne Norte vein - 3 metres averaging 712.7 g/t Ag and 8.24 g/t Au
  Savary vein - 6 metres averaging 702.4 g/t Ag and 0.60 g/t Au
  CSS vein - 1.5 metres averaging 6,771.3 g/t Ag and 4.81 g/t Au

Karina was discovered in 2012, and was previously identified through ground magnetics and soil surveys. The Karina vein has a known strike length of about 1,000 meters in three different segments (Karina I to III), and is crosscut and displaced by the northwest-oriented veins, Marta Noroeste and Savary. The higher grades located near intersections with adjacent or crosscutting veins suggests a potential for high grade shoots to continue to depth. Arrayed from west to east, those veins are Marta Este, Savary and CSV Norte. We expect to add the Karina vein to our resource model based on the continuity and grade along the vein.

We obtained high grade gold intercepts in the Ivonne Norte Vein, which continue on from those discovered in the Savary Vein last year. The high grade interceptions in the oxide zone at Ivonne Norte may represent the upper portions of high grade shoots, which would open up the potential for additional high grade resources to be identified in deeper drilling. The mineralisation at Ivonne Norte (IVN) is interpreted to represent the earliest higher temperature phase mineralising event at Pingüino. It is typically more Au-rich than the subsequent phases of mineralisation. Based on the consistent grade and continuity, we expect that this vein will also be added to our updated resource model.

New drilling of the Karly, CSS and CSN veins followed up their initial discovery in 2012. They represent a more east-west trending vein splay set, which remains open at depth and to the east, although drilling to date has not encountered continuous high grades. The one very high grade trench intersection (CSS 10-13) indicates that this area, despite being more complex, is prospective and will require additional work to better define the controls on mineralisation. The drilling at Marta Noroeste (MNW) discovered a potential higher grade shoot in its southern extent (hole PR283-13), which included an intersection of 3 meters @ 486 g/t Ag and 1.30 g/t Au from 44 meters. This hole was in follow up to mineralisation encountered in trench MNW08-10 and in drill hole PR250-12. This potential high grade shoot remains open at depth and could have the same west-north-west plunge as the main shoot.

The shallow drilling on the Tranquillo vein has significantly expanded the high grade zone of silver mineralisation in its northern area. The vein is covered by relatively thin post-Jurassic sediments that blanket that area of the project (see our website for a longitudinal view). Oxide mineralisation remains open along strike to the north, and at depth in sulphide mineralization, to the south.

The moderate amount of drilling on the Luna vein excluded it from the 2012 resource model as higher priority veins, based on a tonnage and grade expectation, received greater attention in previous drill programs. This round of drilling has changed our perspective, with hole PR309-13 indicating possible high grade material in the northern area of the vein. The Luna vein mineralisation has mineralogical and geochemical characteristics that are very similar to those of the Tranquilo vein, and it too shows potential for high-grade oxide mineralisation along strike and at depth for sulphide mineralisation. We expect to include it in the resource update based on the discovery of higher grade material.

Drilling results from Savary indicate consistent low to medium grade gold and silver along the length of the vein. Its higher ratio of gold to silver suggests that mineralisation is associated with the earlier higher temperature mineralisation seen at Pingüino (including the Ivonne and Ivonne Norte veins). Mineralisation appears to be strongly controlled in grade terms by the presence of cross-cutting structures. Hole PR294-13, which intersected 3 meters @ 2.21 g/t Au and 110.7 g/t Ag, is located near the intersection with the ENE-WSW Kasia vein. Although the level of oxidization encountered at Savary is quite shallow, there remains considerable potential for high grade shoots associated with cross cutting structures, as seen in PR224 12, which intersected 5 meters @ 18.66 g/t Au and 355.2 g/t Ag (see our news release of Oct. 11 2012) and is located near the intersection with the ENE-WSW striking Karina vein. The Savary vein is not included in the current resource model. It has a strike length of over 3km and the grade appears to be strongly related to cross cutting structures. It has a higher gold content compared to silver, indicating an association with the earliest higher temperature mineralizing event at Pingüino.

Drilling at Tranquilo Sur has confirmed the presence of wide zones of lower grade veinlet hosted silver mineralisation around a narrower (2 to 3 meters) brecciated vein grading up to 134.7 g/t Ag. This is consistent with gossanous outcrop exhibiting multiple structural events including some that post-date mineralisation.

The trenching program was undertaken principally to establish in what areas near-surface mineralisation can be outlined in the block model resource assessment at Pingüino. In addition to providing better continuation to the high grade zone at Tranquilo, the trenches have extended and confirmed the presence of good medium-grade gold mineralisation at surface in the more easterly veins at Savary and the CSS-CSV group, which we believe is a very encouraging outcome. The trenching plays an important role in characterising remnant mineralisation in the oxidized zone at Pingüino. The low silver grade in the trenches is generally not correlated to grade at depth. This is typical for leached material. However, higher grade mineralisation in the trenches is strongly correlated to the presence of supergene enriched, high grade silver zones.

In addition, we completed regional ground magnetics at Plata León.

Complete results from the fifty-eight RC holes we drilled are as follows:

Vein	Drill Hole	Start	End	Length (m)	Ag (g/t)	Au (g/t)	Ag eq (g/t)	Ag eq*m	Pb (%)	Zn (%)	In (g/t)
Karina	PR243-13	41.00	76.00	35.00	55.5	0.48	79	2778	0.84	0.24	0.9
	including	45.00	49.00	4.00	132.9	2.53	259		3.19	0.97	5.8
	including	70.00	74.00	4.00	151.5	0.41	172		0.89	0.16	0.1
	PR255-13	40.00	82.00	42.00	44.0	0.39	64	2668	0.56	0.21	2.0
	including	46.00	50.00	4.00	206.8	1.39	276		2.36	1.01	7.8
	including	60.00	64.00	4.00	49.1	1.47	123		0.79	0.18	2.0
	PR258-13	49.00	51.00	2.00	63.1	0.77	102	204	0.46	0.02	0.2
	PR259-13	18.00	32.00	14.00	36.9	0.52	63	882	0.15	0.05	0.5
	including	21.00	24.00	3.00	128.7	0.82	170		0.25	0.03	1.5
	including	30.00	32.00	2.00	4.8	1.20	65		0.07	0.03	0.1
	PR260-13	23.00	54.00	31.00	54.4	0.27	68	2108	0.63	0.13	4.6
	including	32.00	42.00	10.00	103.6	0.47	127		1.17	0.17	10.5
	and including	35.00	36.00	1.00	519.0	2.25	631		5.74	0.04	31.9
	PR261-13	4.00	8.00	4.00	22.9	1.20	83	332	0.06	0.06	0.2
	PR261-13	45.00	56.00	11.00	42.3	0.65	75	825	0.19	0.26	0.5
	including	45.00	47.00	2.00	140.0	2.41	261		0.44	0.45	1.4
	PR262-13	15.00	23.00	8.00	160.4	0.17	169	1353	0.67	0.29	1.7
	including	16.00	18.00	2.00	581.5	0.60	611		1.96	0.31	5.6
	PR263-13	7.00	15.00	8.00	111.5	0.27	125	1001	0.14	0.04	0.0
	including	7.00	9.00	2.00	278.0	0.87	321		0.29	0.05	0.0

CSN	PR264-13	29.00	31.00	2.00	106.2	0.16	114	232	0.11	0.10	0.1
	PR265-13	15.00	17.00	2.00	121.4	0.19	131	265	0.19	0.05	0.1
	including	32.00	34.00	2.00	83.8	0.23	95	196	0.24	0.24	1.1
	PR266-13	10.00	11.00	1.00	78.5	0.25	91	93	0.46	0.12	0.8
	PR269-13	0.00	2.00	2.00	39.0	0.33	56	118	0.10	0.06	0.9
	including	6.00	8.00	2.00	54.2	0.17	63	129	0.26	0.05	0.1
	PR270-13	1.00	2.00	1.00	44.6	0.12	51	51	0.02	0.02	0.0

Karly	PR267-13	2.00	5.00	3.00	254.6	0.15	262	791	0.28	0.10	0.6
	PR268-13	14.00	16.00	2.00	63.6	0.19	73	150	0.61	0.06	1.3

CSS	PR271-13	55.00	57.00	2.00	21.3	0.33	38	76	0.17	2.01	1.6
	PR272-13	8.00	25.00	17.00	39.4	0.25	52	884	0.03	0.03	0.1
	including	8.00	11.00	3.00	193.8	0.25	206		0.06	0.04	0.5
	PR274-13	4.00	18.00	14.00	44.3	0.79	84	1171	0.26	0.05	1.6
	including	4.00	6.00	2.00	142.3	1.06	196		0.14	0.03	0.1
	including	12.00	16.00	4.00	11.2	1.98	110		0.28	0.06	2.3
	PR273-13	18.00	19.00	1.00	3.9	0.11	10	10	0.01	0.01	0.1
	PR275-13	15.00	16.00	1.00	51.4	0.34	69	69	0.90	0.08	0.9
	PR276-13	13.00	16.00	3.00	48.4	0.09	53	159	0.16	0.08	3.4
	PR276-13	74.00	78.00	4.00	76.7	0.13	83	333	0.54	1.95	1.6

Vein	Drill Hole	Start	End	Length (m)	Ag (g/)t	Au (g/t)	Ag eq. (g/t)	Ag eq*m	Pb (%)	Zn (%)	In (g/t)
Marta Noreste	PR278-13	7.00	16.00	9.00	48.3	0.09	53	477	0.06	0.01	0.0
	including	9.00	11.00	2.00	129.0	0.35	147		0.10	0.01	0.0
	PR279-13	60.00	61.00	1.00	0.9	0.09	5	5	0.01	0.01	0.0
	PR281-13	15.00	18.00	3.00	67.8	0.01	68	205	0.29	0.05	0.0
	including	15.00	16.00	1.00	129.0	0.01	129		0.37	0.06	0.0
	PR282-13	89.00	91.00	2.00	45.9	0.10	51	102	0.37	0.06	0.2
	PR283-13	44.00	47.00	3.00	486.0	1.30	551	1652	0.16	0.03	0.1
	PR284-13	47.00	48.00	1.00	21.6	0.11	27	27	0.04	0.04	0.0
	PR280-13	13.00	14.00	1.00	0.9	1.23	62	62	0.01	0.01	0.0

Ivonne Norte	PR288-13	17.00	19.00	2.00	15.5	0.97	64	128	0.12	0.09	8.1
		36.00	40.00	4.00	20.8	0.51	46	185	0.06	0.58	17.1
	PR289-13	19.00	21.00	2.00	7.8	0.25	20	40	0.13	0.03	19.8
	PR290-13	14.00	42.00	28.00	92.6	1.62	173	4856	0.91	0.05	16.5
	including	25.00	34.00	9.00	258.0	3.79	447		2.46	0.04	17.3
	and including	28.00	31.00	3.00	712.7	8.24	1124		6.90	0.03	24.7
	PR291-13	25.00	34.00	9.00	9.8	0.81	50	453	0.08	0.06	24.3
	PR292-13	20.00	31.00	11.00	22.6	4.50	248	2723	0.57	0.07	17.6
	including	25.00	28.00	3.00	64.6	14.07	768		1.52	0.14	34.1
	PR293-13	27.00	29.00	2.00	5.0	0.64	37	74	0.03	0.01	12.2

Savary	PR277-13	21.00	23.00	2.00	28.1	0.54	55	110	0.15	0.09	1.2
	PR294-13	11.00	30.00	19.00	42.4	0.51	68	1286	0.31	0.06	15.2
	including	24.00	27.00	3.00	110.7	2.21	221		1.02	0.08	25.2
	PR295-13	23.00	26.00	3.00	16.0	0.81	57	170	1.04	0.04	3.8
	PR296-13	16.00	34.00	18.00	32.2	0.33	49	879	0.19	0.06	2.6
	including	23.00	28.00	5.00	43.3	0.68	77		0.24	0.10	3.3
	PR297-13	11.00	13.00	2.00	57.3	0.03	59	118	0.18	0.15	1.6
	PR298-13	14.00	22.00	8.00	31.4	0.48	55	444	1.47	0.26	6.6
	PR313-13	14.00	21.00	7.00	28.7	0.31	44	310	0.60	0.05	30.7
	including	18.00	20.00	2.00	58.0	0.93	105		0.97	0.06	26.8

Tranquilo	PR299-13	8.00	13.00	5.00	66.8	0.05	69	346	0.21	0.09	0.1
	PR300-13	29.00	32.00	3.00	43.3	0.08	47	141	0.09	0.12	0.2
	PR301-13	10.00	31.00	21.00	134.5	0.03	136	2861	0.54	0.16	0.0
	including	18.00	24.00	6.00	382.2	0.09	387		1.24	0.37	0.1
	PR302-13	0.00	38.00	38.00	94.7	0.01	95	3626	0.11	0.01	0.0
	including	22.00	31.00	9.00	317.2	0.04	319		0.27	0.01	0.0
	PR303-13	17.00	36.00	19.00	302.0	0.28	316	6004	0.35	0.02	0.1
	including	19.00	25.00	6.00	702.4	0.60	732		0.78	0.04	0.1
	PR304-13	23.00	62.00	39.00	88.8	0.08	93	3614	0.07	0.03	0.0
	including	25.00	30.00	5.00	444.0	0.47	467		0.14	0.02	0.0
	PR305-13	9.00	40.00	31.00	95.9	0.07	99	3076	0.06	0.02	0.0
	including	31.00	36.00	5.00	331.6	0.30	346		0.19	0.07	0.1
	PR306-13	15.00	31.00	16.00	62.2	0.06	65	1045	0.10	0.04	0.0
	including	22.00	26.00	4.00	196.8	0.16	205		0.18	0.04	0.0

Vein	Drill Hole	Start	End	Length (m)	Ag (g/)t	Au (g/t)	Ag eq. (g/t)	Ag eq*m	Pb (%)	Zn (%)	In (g/t)
Luna	PR309-13	16.00	70.00	54.00	52.3	0.05	55	2966	0.06	0.03	0.0
	including	52.00	57.00	5.00	200.0	0.07	203		0.30	0.06	0.0
	PR312-13	10.00	12.00	2.00	32.9	0.17	42	83	0.01	0.01	0.0

Tranquilo Sur	PR308-13	14.00	33.00	19.00	43.1	0.01	43	825	0.08	0.08	0.0
	including	24.00	26.00	2.00	116.4	0.02	117		0.22	0.13	0.0
	PR307-13	13.00	30.00	17.00	48.7	0.01	49	837	0.08	0.09	0.0
	including	19.00	22.00	3.00	134.7	0.01	135		0.04	0.23	0.0

Nudo-ME	PR310-13	22.00	26.00	4.00	34.9	0.74	72	287	0.45	0.01	10.1

Nudo-MW	PR311-13	17.00	30.00	13.00	46.3	0.35	64	829	1.14	0.03	14.8
	including	23.00	26.00	3.00	119.6	0.86	163		3.33	0.03	18.2

Nudo-MC	PR285-13	28.00	38.00	10.00	61.8	0.36	80	799	1.31	0.05	2.1
	including	36.00	38.00	2.00	229.1	0.46	252		4.24	0.04	8.4
	PR286-13	55.00	60.00	5.00	37.5	0.27	51	255	0.54	1.51	9.2
	PR287-13	23.00	25.00	2.00	53.6	0.62	85	169	0.42	0.05	9.7

* Ag Eq is Silver Equivalent of gold plus silver and based upon a price ratio of 50:1 gold to silver. True widths are estimated to be 85 to 90% of the drilled intersection length.

Assay results from our trenching program are as follows:

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Isla Ivonne	ISL-25-12	52.1	52.7	0.6	0.19	12.1	<0.01	0.00	0.01	0.0
	IVO-01-11	8.1	10.1	2.0	0.18	2.8	<0.01	0.02	0.03	3.8
	IVO-02-11	18.9	20.9	2.0	0.05	3.1	<0.01	0.05	0.07	2.0
	IVO-03-11	31.9	33.9	2.0	0.60	2.8	<0.01	0.07	0.03	10.9
	IVO-04-11	19.1	21.1	2.0	0.10	0.8	<0.01	0.07	0.01	1.4
	IVO-05-11	41.4	43.4	2.0	0.14	5.8	0.11	0.08	0.20	8.1
	IVO-06-11	17.1	19.1	2.0	0.67	7.5	0.03	0.07	0.07	6.8
	IVO-07-11	26.8	28.8	2.0	0.02	1.5	0.02	0.14	0.03	1.4
	IVO-08-11	13.2	15.2	2.0	0.05	14.0	0.01	0.04	0.10	21.9
	IVO-09-11	30.9	32.9	2.0	0.01	5.1	0.02	0.15	0.35	8.1
	IVO-10-11	112.4	114.4	2.0	0.83	3.1	0.01	0.06	0.12	8.7

Ivonne Norte	IVN-01-11	11.2	15.2	4.0	0.32	5.0	0.01	0.04	0.08	10.2
	IVN-03-11	39.7	41.7	2.0	3.01	1.8	<0.01	0.04	0.03	2.7
	IVN-07-11	68.2	70.2	2.0	0.70	1.1	<0.01	0.04	0.03	10.5
	IVN-09-11	50.5	52.5	2.0	0.03	1.3	0.04	0.24	0.04	6.8
	IVN-12-11	85.9	87.9	2.0	0.02	2.1	0.02	0.02	0.02	0.3
	IVN-00-13	41.9	43.4	1.5	0.98	5.9	0.02	0.08	0.13	12.3
	IVN-02-13	30.4	34.9	4.5	0.93	3.8	0.01	0.06	0.04	4.0
	IVN-19-13	26.5	28.5	2.0	0.27	12.4	0.03	0.14	0.17	25.4

Ivonne Este	IVNE-00-13	11.0	12.5	1.5	0.01	17.8	0.03	0.05	0.26	0.1
	IVNE-00-13	15.1	17.1	2.0	0.04	0.1	<0.01	0.00	0.04	0.2

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Karina	KAR-01-13	1.5	23.8	22.3	0.23	40.3	0.01	0.75	0.02	0.9
	including	6.2	7.1	0.9	1.42	409.0	0.08	9.63	0.05	13.1
	KAR-02-13	5.7	35.5	29.8	0.18	41.7	0.02	0.47	0.02	2.5
	including	7.7	9.2	1.5	1.15	201.3	0.03	1.17	0.04	7.5
	including	15.0	15.5	0.5	0.27	837.0	0.17	3.04	0.17	15.3
	including	34.4	35.5	1.1	1.14	139.0	<0.01	0.29	0.02	5.8
	KAR-04-13	21.5	23.2	1.7	0.60	27.2	0.04	1.40	0.08	2.5
	KAR-04-13	42.0	44.1	2.1	0.20	107.4	<0.01	0.10	0.02	4.4
	KAR-05-13	36.6	37.7	1.1	1.04	103.0	<0.01	1.36	0.01	13.1
	KAR-07-13	22.5	23.5	1.0	0.00	58.4	0.01	2.35	0.04	0.0
	KAR-09-13	24.2	28.8	4.6	0.40	63.1	0.03	0.13	0.04	8.6
	including	25.2	26.8	1.6	0.84	136.5	0.05	0.18	0.05	15.2
	KAR-10-13	26.4	27.4	1.0	0.45	31.8	0.02	0.69	0.04	8.8
	KAR-13-13	3.3	4.3	1.0	0.02	12.5	<0.01	0.01	0.02	0.0
	KAR-15-13	0.0	9.5	9.5	0.37	53.6	0.02	0.23	0.07	2.6
	including	0.0	3.5	3.5	0.76	125.3	0.04	0.47	0.13	5.0
	KAR-15-13	28.4	33.4	5.0	0.01	165.3	<0.01	0.09	0.02	0.1
	KAR-16-13	3.0	10.3	7.3	0.50	22.9	0.03	0.14	0.07	0.5
	KAR-17-13	5.5	16.1	10.6	0.08	71.0	0.01	0.18	0.06	0.2
	including	9.5	11.1	1.6	0.17	324.9	0.03	0.35	0.13	0.7
	KAR-20-13	27.2	29.2	2.0	0.02	0.8	<0.01	0.00	0.07	0.0
	KAR-22-13	23.7	25.0	1.3	0.19	250.5	<0.01	0.24	0.05	0.2

CSN	CSN-03-13	25.5	26.5	1.0	0.02	12.8	<0.01	0.09	0.06	0.2
	CSN-05-13	31.0	32.0	1.0	0.35	13.0	<0.01	0.08	0.07	0.1
	CSN-11-13	28.0	30.0	2.0	0.03	1.4	<0.01	0.01	0.01	0.0
	CSN-13-13	45.0	45.3	0.3	0.17	35.4	0.02	0.19	0.08	2.3
	CSN-14-13	35.3	42.0	6.7	0.34	48.2	<0.01	0.19	0.06	1.4

Karly	KRY-05-13	20.4	26.7	6.3	0.16	75.0	0.02	0.20	0.06	0.6
	including	22.4	23.4	1.0	0.22	163.0	0.03	0.30	0.05	0.9
	KRY-07-13	7.9	8.4	0.5	1.28	299.0	0.03	0.23	0.17	1.7

CSS	CSS-12-13	43.5	44.3	0.8	0.40	9.3	<0.01	0.72	0.02	5.7
	CSS-10-13	33.3	42.0	8.7	0.84	1179.7	0.27	0.08	0.19	3.1
	including	34.3	35.8	1.5	4.81	6771.3	1.56	0.34	0.97	12.7
	CSS-08-13	11.0	12.0	1.0	0.04	1.2	<0.01	0.01	0.00	0.0
	CSS-06-13	10.9	12.9	2.0	0.01	20.7	<0.01	0.02	0.01	0.0

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Savary	SAV-38-13	19.0	21.0	2.0	0.57	26.7	0.02	0.25	0.03	0.3
	SAV-36-13	35.9	47.9	12.0	0.22	48.0	0.02	0.28	0.19	5.1
	including	44.0	46.6	2.6	0.62	159.0	0.02	0.22	0.12	5.7
	SAV-34-13	26.5	35.3	8.8	1.15	59.5	0.02	1.26	0.07	11.1
	including	27.0	28.0	1.0	3.75	294.0	0.05	6.24	0.07	28.0
	SAV-34-13	42.6	46.0	3.4	1.54	14.5	<0.01	0.04	0.04	0.5
	including	44.6	46.0	1.4	3.56	27.1	<0.01	0.04	0.03	0.5
	SAV-32-13	3.2	10.4	7.2	0.79	48.9	0.03	0.68	0.08	21.7
	including	5.2	7.4	2.2	2.40	128.8	0.06	1.63	0.16	55.6
	SAV-30-13	26.2	28.6	2.4	1.16	23.0	0.03	0.21	0.06	3.8
	SAV-18-13	23.1	24.1	1.0	0.46	4.6	0.01	0.23	0.09	9.4
	SAV-16-13	24.3	27.0	2.7	0.95	8.3	0.08	0.63	0.14	21.3
	SAV-14-13	33.0	33.8	0.8	0.18	4.9	0.02	0.34	0.14	55.2
	SAV-12-13	28.5	29.5	1.0	0.12	6.2	<0.01	0.90	0.08	19.2
	SAV-10-13	22.0	23.0	1.0	0.01	5.5	<0.01	0.24	0.07	3.6
	SAV-08-13	11.8	12.3	0.5	0.02	3.0	0.03	0.65	0.55	14.8
	SAV-06-13	12.5	19.0	6.5	0.68	11.1	<0.01	0.62	0.07	0.7
	SAV-04-13	17.1	18.5	1.4	0.44	4.6	<0.01	1.18	0.44	1.9
	SAV-02-13	21.0	23.5	2.5	0.32	25.0	0.01	0.40	0.13	2.0
	SAV-01-13	34.7	36.1	1.4	0.45	16.6	0.01	1.68	0.07	11.8
	SAV-00-13	27.7	28.5	0.8	0.05	11.7	0.07	0.38	0.08	10.0

Silvia	SIL-09-13	4.6	5.0	0.4	0.24	3.2	0.01	0.15	0.02	0.6
	SIL-13-13	42.2	43.2	1.0	0.00	3.8	<0.01	0.17	0.00	0.0
	SIL-15-13	35.7	36.2	0.5	0.02	2.8	<0.01	0.25	0.03	1.8
	SIL-17-13	52.1	52.9	0.8	0.26	52.3	<0.01	1.53	0.02	0.0
	SIL-19-13	32.2	36.9	4.7	0.13	42.8	0.02	0.23	0.03	0.3
	SIL-21-13	31.0	34.0	3.0	0.12	137.7	0.02	0.71	0.02	0.3
	SIL-25-13	32.2	33.1	0.9	0.06	29.9	0.05	1.44	0.05	13.5
	SIL-27-13	41.9	44.9	3.0	0.01	32.0	0.07	1.18	0.14	0.6

Marta Sur	MS-08-13	21.4	23.3	1.9	0.03	39.8	0.02	0.72	0.24	0.7
	MS-10-13	36.4	38.4	2.0	0.02	21.2	<0.01	0.21	0.05	0.4
	MS-13-13	26.7	27.6	0.9	0.00	6.3	<0.01	0.01	0.00	0.0
	MS-15-13	24.7	25.5	0.8	0.08	24.9	<0.01	0.06	0.03	0.2
	MS-17-13	24.6	25.7	1.1	0.01	24.7	<0.01	0.16	0.09	0.3
	MS-19-13	33.4	34.1	0.7	0.00	32.6	<0.01	0.64	0.02	0.4

Marta Centro 1	MC1-00s-13	23.8	24.3	0.5	0.09	10.0	<0.01	0.40	0.09	2.1
	MC1-00-13 I	24.6	29.7	5.1	0.77	32.1	<0.01	0.58	0.06	6.6
	MC1-00-13 II	46.0	49.6	3.6	0.80	23.6	<0.01	0.85	0.04	5.6
	MC1-02-13	41.8	48.9	7.1	0.45	62.1	<0.01	0.53	0.07	2.3
	MC1-03-13	55.5	57.5	2.0	0.39	11.3	<0.01	0.17	0.09	6.0
	MC1-06-13	49.3	50.6	1.3	0.26	27.7	<0.01	1.96	0.07	17.9
	MC1-07-13	34.2	34.7	0.5	0.17	16.4	<0.01	1.45	0.06	16.6

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Florencia	FLO-00-13	12.3	12.9	0.6	0.03	4.1	<0.01	0.10	0.06	4.8
	FLO-01-13	40.1	41.1	1.0	0.71	23.9	0.01	1.56	0.11	66.5
	FLO-05-13	21.7	23.7	2.0	0.01	3.7	<0.01	0.15	0.03	1.3
	FLO-06-13	28.4	29.1	0.8	0.40	43.7	0.02	1.85	0.07	31.9
	FLO-09-13	30.5	31.3	0.8	0.10	15.0	<0.01	0.45	0.13	5.8
	FLO-10-13	21.1	22.1	1.0	0.07	30.8	<0.01	0.41	0.07	2.5
	FLO-12-13	39.1	39.8	0.7	0.08	14.0	<0.01	0.44	0.07	0.4

Kimberly	KIM-34-13	12.5	13.5	1.0	0.00	8.2	<0.01	0.42	0.02	0.1
	KIM-36-13	27.1	27.9	0.8	0.00	14.9	<0.01	0.41	0.09	0.6

Marta Este	ME-00-13	30.0	31.0	1.0	0.11	20.6	<0.01	2.41	0.19	41.7

Marta Oeste	MW-00-13	10.5	12.5	2.0	0.10	4.6	<0.01	0.23	0.13	1.5
	MW-04-13	27.2	32.1	4.9	0.41	31.2	<0.01	1.49	0.09	13.7
	MW-06-13	27.5	29.2	1.7	0.32	57.6	0.01	0.43	0.16	3.4
	MW-08-13 I	16.8	19.7	2.9	0.14	41.8	<0.01	0.22	0.03	3.8
	MW-08-13 II	48.5	49.1	0.6	0.46	23.6	<0.01	0.63	0.08	0.8
	MW-10-13	24.9	29.0	4.1	0.29	35.5	<0.01	0.11	0.12	8.5
	MW-12-13	31.8	35.4	3.6	0.23	90.6	0.01	0.21	0.05	3.8
	including	31.8	32.4	0.6	0.68	504.0	0.04	0.42	0.11	12.8
	MW-14-13	34.6	35.6	1.0	0.42	29.6	0.01	0.39	0.05	12.1
	MW-16-13	19.0	19.5	0.5	0.76	18.1	<0.01	0.07	0.02	0.8
	MW-18-13	26.5	27.2	0.7	0.14	25.1	0.02	0.75	0.04	7.3

Marta Oeste Norte	MWN-01-13	33.0	33.5	0.5	0.05	8.7	<0.01	0.18	0.08	0.3
	MWN-03-13	47.5	48.5	1.0	0.31	20.2	<0.01	0.07	0.01	0.0
	MWN-05-13	47.5	48.0	0.5	0.00	12.7	<0.01	0.32	0.03	0.2
	MNW-26-13	18.5	20.0	1.5	0.17	69.5	<0.01	0.11	0.02	0.0

María	MIA-06-13W	27.8	28.3	0.5	0.01	4.9	0.02	0.34	0.08	0.6
	MIA-08-13	46.4	48.4	2.0	0.01	0.3	<0.01	0.02	0.02	0.0
	MIA-09-13	32.5	33.5	1.0	0.00	19.4	<0.01	0.12	0.02	0.1
	MIA-17-13	21.9	22.6	0.7	0.01	1.3	<0.01	0.00	0.18	0.0

Karina I	KAR1-11-13	38.1	39.1	1.0	0.00	4.0	<0.01	0.01	0.00	0.0
	KAR1-09-13	23.2	23.6	0.4	0.00	11.2	<0.01	0.01	0.02	0.1
	KAR1-07-13	26.0	27.0	1.0	0.04	22.1	<0.01	0.02	0.01	0.0
	KAR1-05-13	27.5	28.3	0.8	0.00	7.1	<0.01	0.00	0.01	0.0
	KAR1-03-13	38.8	39.8	1.0	0.01	3.5	<0.01	0.01	0.01	0.0
	KAR1-01-13	18.2	19.0	0.8	0.01	12.9	<0.01	0.01	0.04	0.0

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Tranquilo Sur	TRS-50-13	10.8	11.3	0.5	0.01	107.0	0.13	1.02	0.09	0.0
	TRS-51-13	9.0	22.7	13.7	0.00	44.9	0.07	0.23	0.06	0.0
	TRS-52-13	8.9	29.0	20.1	0.01	48.2	0.06	0.13	0.07	0.0
	including	18.7	26.3	7.6	0.00	93.9	0.09	0.15	0.11	0.0
	TRS-54-13	13.3	21.0	7.7	0.01	58.9	0.07	0.22	0.09	0.0
	including	17.0	18.0	1.0	0.01	126.0	0.11	0.27	0.12	0.0
	TRS-55-13	29.0	39.8	10.8	0.00	42.9	0.07	0.29	0.08	0.0
	including	30.0	31.0	1.0	0.01	154.0	0.21	1.50	0.18	0.0
	TRS-56-13	22.0	30.0	8.0	0.17	30.6	0.05	0.10	0.08	0.1
	including	29.0	30.0	1.0	0.00	115.0	0.11	0.25	0.29	0.0
	TRS-57-13	26.5	35.0	8.5	0.00	55.4	0.08	0.30	0.12	0.0
	TRS-58-13	21.5	33.7	12.2	0.02	43.3	0.07	0.65	0.14	0.0
	TRS-60-13	27.0	37.2	10.2	0.00	55.6	0.11	0.43	0.11	0.0

Tranquilo	TR-131-13	14.0	15.0	1.0	0.00	15.7	<0.01	0.04	0.07	0.0
	TR-133-13	16.0	19.0	3.0	0.09	59.8	0.05	0.16	0.06	0.0
	TR-135-13	33.8	34.8	1.0	0.24	41.0	0.03	0.25	0.03	0.0
	TR-136-13	31.2	32.2	1.0	0.06	24.3	0.28	1.34	0.14	0.0
	TR-137-13	24.0	26.7	2.7	0.02	25.9	0.09	0.10	0.07	0.0
	TR-144-13	31.4	41.4	10.0	0.08	520.9	0.11	0.06	0.06	0.0
	including	34.4	38.4	4.0	0.17	1192.8	0.20	0.11	0.10	0.0
	TR-146-13	21.2	25.9	4.7	0.17	209.2	<0.01	0.05	0.00	0.0

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

Highlights included:

  Preliminary heap leach column test work on oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.

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

On February 21, 2013, we released preliminary metallurgical testing results provided by G&T Metallurgical Services of Kamloops, British Columbia, which tested the metallurgy on our Pingüino project using samples from RC drilling, DDH and trenches. These results were disclosed in a news release dated February 21, 2013, which is available on our website at www.argentexmining.com. Highlights included:

  Preliminary heap leach column test work on oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.
  Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.
  Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

Santa Cruz Properties (excluding Pinguino)

We own interests in 19 additional mineral claims in the Santa Cruz Province of Argentina that we have historically referred to as our “Santa Cruz properties”. The Santa Cruz properties are comprised of nine individual properties known as Plata Leon (one claim), Condor (six claims), Contreras (two claims), Nuevo Oro (one claim), La Leona (one claim), Merlot and Cabernet (two claims), Diamante (two claims) and the CVS Properties (three claims including the Boreal, CV1 and CV3 claims).Our Condor property is described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Bajo Condor	410.783/SCRN/06	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,000
Alto Condor	400.720/SCRN/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,000
Condor Manifestacion de Descubrimiento (1)	414.085/CID/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500
Condor Pertinencia 1(2)	414.085/CID/00	SCRN Properties Ltd.	Pertinencias	6

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Condor Pertinencia 2(2)	414.085/CID/00	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 3(2)	414.085/CID/00	SCRN Properties Ltd.	Pertinencias	6

Notes:

(1)	Contained within the area of the Condor manifestacion de descubrimiento and the Condor cateo.

(2)	Contained within the area of the Condor cateo.

The balance of the Santa Cruz properties are described as follows:

Claim Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Plata Leon	407.423/06	SCRN Properties Ltd.	Cateo	10,000
Diamante 1	407.929/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,906
Diamante 2	407.928/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,862
MD Norte 1	404.213/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,177
Boreal	408.338/06	SCRN Properties Ltd.	Cateo	3,484
CV 1	407.931/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,956
CV 2	407.930/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,994
CV 3	407.932/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,983
La Leona 1	404.214/07	SCRN Properties Ltd	Manifestacion de Descubrimiento	2,400
Contreras Oeste	424.987/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,937
Contreras Este	424.988/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,622
Nuevo Oro 2	407.934/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,951
Merlot 1	407.077/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,200
Cabernet 2	406.859/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,981

The map of the Province of Santa Cruz below, shows the location of each of our Santa Cruz properties (each number represents a project, with 1 for Pingüino, 2 for the CV Properties, 2 for Merlot and Cabernet, 4 for Diamante, 5 for Condor, 6 for La Leona, 7 for Contreras and 8 for Nuevo Oro):

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

We did not conduct any significant exploration activities on our Contreras property or our other projects in Santa Cruz during the year ended January 31, 2014.

Condor

Exploration on the Condor property during the year ended January 31, 2014, has been focused on the investigation of a prospective geological model for the Condor area.

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

Trenching results during the year ended January 31, 2013 were as follows:

Target	Trench	Start [m]	End [m]	Length [m][1]	Ag [g/t]	Au [g/t]
Hydothermal	AGX-04-12	25.00	27.00	2.00	<0.01	0.616
Breccia	AGX-04-12	27.00	29.00	2.00	<0.01	0.291

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

Rio Negro Properties

Acquisition and Location

We own interests in one cateo and ten manifestacions de descubrimiento located in the Los Menucos epithermal gold district of Rio Negro province. These Rio Negro properties, which cover an aggregate of 70,346 hectares, are described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Catre 3	37.115-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	6,411
Catre 4	37.116-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	8,836
Catre 5	37.117-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	8,336

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Catre 6	37.118-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	1,226
Catre 7	37.119-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	3,407
Mochas 2	28.045-03	SCRN Properties Ltd.	Cateo	9,960
Mochas 3	28.046-03	SCRN Properties Ltd.	Cateo	9,878
Menucos 6	28.036-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 7	28.037-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,880
Menucos 8	28.038-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,959
Menucos 9	28.039-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 10	28.040-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,730
Menucos 11	28.041-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,840
Menucos 12	28.042-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,920
Menucos 13	28.043-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,965

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

During our year ended January 31, 2013, we conducted two field trips to our Río Negro group of properties divided in two blocks: Jacobacci and Los Menucos). We completed the geological work on the southern properties (Jacobacci block) that are located east of the Calcatreu mining project. These two trips comprised mapping and sampling of the most relevant geological and mineralization features at the eight properties of the Jacobacci block. From this work, we defined silica replacements and some quartz and calcite veinlets, but without significant metal content, during our year ended January 31, 2014 we decided to keep just four of the eight mining properties at this block, and abandoned a properties reducing our group of properties to 70,346 ha in 15 mining properties.

British Columbia Properties

Clapperton Property

On June 7, 2010, we acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometres northeast of the town of Merritt, British Columbia. The total purchase price was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013.

During the year we undertook follow-up work to test historical work on our Clapperton property, located approximately 25kilometers NE of the town of Merritt. Historical work by Canadian Occidental Petroleum in 1975 and 1976 identified a copper soil anomaly (only Cu and Mo were assayed for) in the central south portion of the Property with coincident quartz, chalcopyrite, epidote, chlorite, malachite veins and veinlets in granodioritic host rock. Rock chip samples confirmed the presence of Cu in narrow veinlets in the central southern part of the property, but these did not show any other precious metals (see table below).

Sample	Mo [ppm]	Cu [ppm]	Pb [ppm]	Zn [ppm]	Ag [ppm]	As [ppm]	Au [ppb]
157951	<0.1	8.9	2.3	20	<0.1	<0.5	1.7
157952	0.4	3155.8	3.3	78	3.5	<0.5	33.6
157953	1.7	3011.4	6.8	53	2.4	1.2	8.3
157954	<0.1	23.5	1.4	12	<0.1	<0.5	<0.5
157955	0.3	205.0	1.6	7	0.3	<0.5	2.0
157956	0.2	87.1	2.2	81	<0.1	0.8	1.2
157957	0.2	5.7	1.0	6	<0.1	<0.5	1.2
157958	0.3	5.3	0.8	3	<0.1	<0.5	2.6

The potential for deep seated porphyry type mineralisation beneath this veining exits and we are evaluating next steps for exploration.

Subsequent to year-end, we submitted a report to the British Colombia government. The report was approved and extended the expiry date of the three mineral tenures to March 1, 2016.

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

Years Ended January 31, 2014 and 2013

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

Expenses

Mineral Exploration Activities

Our mineral exploration expenses were $1,642,510 during the year ended January 31, 2014, a decrease of $3,505,163, or 68%, from $5,147,673 during the year ended January 31, 2013. In note 5 of our January 31, 2014 financial statements we have provided a detailed breakdown of our mineral exploration expenses. The majority of these expenditures were incurred on our Pinguino project and are summarized in the following schedule.

	Year ended January 31, 2014	Year ended January 31, 2013	Increase (Decrease)
Assaying	$74,840	$178,337	$(99,497)
Camp, salaries and supplies	642,222	1,841,027	(1,198,805)
Drilling	425,463	1,680,359	(1,254,896)
Engineering	22,415	666,707	(644,292)
Geological and geophysical	254,819	281,229	(26,410)
Metallurgical	11,230	264,543	(253,313)
Other	104,164	102,497	(1,667)
Total expenses at Pinguino	$1,539,153	$5,014,699	$(3,475,546)

The decrease in our mineral exploration expenses during the year ended January 31, 2014 was primarily due to the difference in the scope of our fiscal 2014 exploration program at our Pingüino Property, which consisted of 3,003 metres of drilling in 58 holes. In comparison, our fiscal 2013 exploration program consisted of 10,520 metres of drilling in 113 holes. The 2014 drill program was entirely reverse circulation (“RC”) drilling, while approximately 20% of our fiscal 2013 drill program was diamond drilling (“DDH”). As RC drilling is less expensive and takes less time to drill than DDH drilling, we had lower drilling costs per meter in fiscal 2014 and lower camp costs per metre drilled. In addition, we were also able to negotiate lower drilling costs in fiscal 2014 than fiscal 2013. Our mineral exploration expenses during our year ended January 31, 2013 also included costs for metallurgical testing and the preparation of our 2013 Technical Report.

General and Administrative

As summarized in the schedule below, our general and administrative expenses (total expenses excluding mineral property interests and stock-based compensation) were $2,353,083 during the year ended January 31, 2014, an increase of $235,224 or 11% from $2,117,859 during the year ended January 31, 2013. The increase was primarily due to a foreign exchange loss of $283,632 during the year ended January 31, 2014, most of which was a result of the devaluation of the Argentine peso in January 2014, as compared to a foreign exchange gain of $108,848 during the year ended January 31, 2013, as well as increases in director fees, professional fees and salaries and benefits. The increase was partially offset by a reduction in office and sundry expenses, shareholder and investor relations expenses, and travel expenses. Expenses related primarily to our July 2, 2013 financing and our discussion of a business combination with Austral Gold incurred during the year ended January 31, 2014 totaled $470,319. General and administrative expenses excluding this amount and excluding the foreign exchange loss during the year ended January 31, 2014 totaled $1,599,132, a decrease of $627,575, or 28.2%, from $2,226,707 during the year ended January 31, 2013, after adjusting for a foreign exchange gain of $108,848.

	Year ended January 31, 2014	Year ended January 31, 2013	Increase (Decrease)
Consulting	$651,776	$640,879	$(10,897)
Depreciation	61,414	65,760	(4,346)
Director fees	93,727	24,797	68,930
Foreign exchange loss (gain)	283,632	(108,848)	392,480
Office and sundry	103,011	141,473	(38,462)
Professional	459,604	420,027	39,577
Rent	45,168	43,925	1,243
Salaries and benefits	372,806	340,229	32,577
Shareholder and investor relations	90,002	248,868	(158,866)
Tax on assets and Argentine bank transactions	56,109	74,469	(18,360)
Transfer agent and filing	79,046	53,351	25,695
Travel	56,788	172,929	(116,141)
Adjusted General and Administrative	$2,353,083	$2,117,859	$235,224

Years Ended January 31, 2013 and 2012

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve that we will be able to enter into commercial production.

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

During the year and subsequent to year-end we reduced our camp costs at Pingüino. In addition, subsequent to year-end, we placed our camp at Pingüino on care and maintenance.

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

	Year ended January 31, 2013	Year ended January 31, 2012	Increase (Decrease)
Consulting	$640,879	$848,589	$(207,710)
Depreciation	65,760	29,627	37,133
Director fees	24,797	26,205	(1,408)
Office and sundry	190,735	226,140	(35,405)
Professional	420,027	450,626	(30,599)
Rent	43,925	49,642	(5,717)
Salaries and benefits	340,229	133,430	206,799
Shareholder and investor relations	248,869	414,883	(166,014)
Tax on assets	25,207	69,635	(44,428)
Transfer agent and filing	53,351	22,154	31,197
Travel	172,929	181,910	(8,981)
Adjusted General and Administrative	$2,226,708	$2,452,841	$(226,133)

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

At January 31, 2014 we had $2,615,966 in cash and cash equivalents and a loan receivable of $260,000. Our working capital increased by $842,099 to $2,594,278 at January 31, 2014 from $1,752,179 at January 31, 2013, mainly as a result of Austral’s strategic investment in our company (see “Business Overview”, above) net of our operating activities as described above. Subsequent to January 31, 2014, our Argentine borrower repaid approximately 2.05 million pesos (equivalent to $260,000), the balance owed under our loan agreement.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

Despite our $4.7 million financing with Austral Gold, due to difficult financial markets for junior exploration companies in the capital markets and inflation and political uncertainty in the resource sector in Argentina, we have scaled back our exploration plans and begun to reduce our general and administrative expenses for the current year ended January 31, 2015 in an effort to conserve our available capital while we focus our efforts on diversifying our operations and developing our business combination strategy with Austral Gold.

We believe that our cash on hand will be sufficient to fund our projected operating requirements for the next 12 months and we do not believe that we will need to raise additional capital to fund our planned operations during this period. However, we believe we will need to raise additional capital to continue operations after this period.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $3,978,977 during the year ended January 31, 2014 as compared to $7,128,241 during the year ended January 31, 2013. The decrease is primarily due to a decrease in mineral property exploration activities during the year ended January 31, 2014 as compared to January 31, 2013, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was 238,926 during the year ended January 31, 2014 as compared to $38,899 during the year ended January 31, 2013. As discussed under “Business Overview”, above, on July 2, 2013, we made a loan in the amount of 12,408,500 pesos (equivalent to $2.3 million). The purpose of the loan was to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar. During the year ended January 31, 2014, we received the loan installment repayments in Argentine pesos, equivalent to $2,040,000, including taxes of $27,770. In addition, $6,197 was used to purchase equipment during the year ended January 31, 2014 as compared to $38,899 during the year ended January 31, 2013.

Cash from Financing Activities

Net cash provided by financing activities during the year ended January 31, 2014 was $4,733,147, as compared to $81,600 during the year ended January 31, 2013. As described in further detail under “Business Overview”, above, on July 2, 2013, we completed a private placement with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A., in which we sold 8,632,000 Units to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2,300,000 to Austral Gold S.A. for aggregate gross proceeds of

$4,733,147 (CDN$4,975,484). During the year ended January 31, 2013, we received $81,600 from the exercise of 240,000 stock options.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our securities to raise capital. As discussed in the paragraph above and more fully described under “Business Overview, above, we completed a financing on July 2, 2013 for gross proceeds of $4,733,147 (CDN $4,975,485).

We also have outstanding warrants and stock options, however as the strike price of all of our warrants and our stock options is significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management.

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

F.              Contractual Obligations

As at January 31, 2014 we had the following contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$163,004	$91,024	$71,980	$nil	$nil
Consulting	$13,467	$13,467	$nil	$nil	$nil

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

ITEM 6                Directors, Senior Management and Employees

A.              Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name Province/State Country of Residence	Age	Positions with the Company	Period Served with the Company
Michael Brown Vancouver, BC, Canada	44	Director Chief Executive Officer and President	December 21, 2012 to present August 1, 2012 to present
Jeff Finkelstein Vancouver, BC, Canada	53	Chief Financial Officer, Corporate Secretary and Treasurer	January 7, 2011 to present
Richard Thibault Turks & Caicos Islands	58	Director	February 9, 2006 to present
Patrick Downey Vancouver, BC, Canada	54	Director	September 18, 2008 to present
Stephen Hanson Vancouver, BC, Canada	47	Director	May 11, 2010 to present
Rob Henderson Vancouver, BC, Canada	51	Director	August 1, 2012 to present
Wayne Hubert, Utah, USA	51	Director	July 2, 2013 to present
Don Siemens, Vancouver, BC, Canada	67	Director	November 19, 2013 to present

Michael Brown, Chief Executive Office, President and Director

Mr. Brown has 18 years of experience in resource industries. He was formerly the Vice President of Energy – Kinross Gold Corp. from June 2009 to February 2012. Prior to that, he was the Development Manager at Pacific Hydro from 2002 to April 2009. He has led exploration and resource development programs in prolific mineral regions such as Western Australia, Chile, Argentina and Indonesia (Rio Tinto, Homestake and Phelps Dodge) and has participated in the development of multiple $100 million dollar plus projects in Latin America. He is also currently and has been a director of Reservoir Capital Corp. since 2012.

Mr. Brown holds an MBA from the University of Melbourne, and a double Science (Hons - Geology) and Arts Degree, from the University of Melbourne. Mr. Brown is fluent in English and Spanish. In September, 2013 Mr. Brown became a member of the Australian Institute of Geoscientists, which qualifies him as a Qualified Person under National Instrument 43-101.

Jeff Finkelstein, Chief Financial Officer, Corporate Secretary and Treasurer

Mr. Finkelstein is a Chartered Accountant with over 20 years financial experience working primarily in the mining and technology sectors. He was Chief Financial Officer of Sierra Geothermal Power Corp. from April 2008 to September 2010, a company acquired by Ram Rower, Corp. in September 2010. He held positions of Chief Financial Officer and Controller of SmarTire Systems from February 1999 to March 2008. From May 1996 to February 1999, he held the positions of Controller for Silver Standard Resources and Golden Knight Resources.

Mr. Finkelstein received his CA designation in 2000 and holds a Bachelor of Arts (majoring in economics) (1982) and a Bachelor of Commerce (with Honours, 1985), both from the University of Manitoba.

Richard Thibault, Director

Mr. Thibault is a registered mining engineer with over 35 years of experience in engineering, operations, management and consulting experience in North and South America and is currently the President and Principal at The AVOT Group, a consultancy to the mining industry. From 2007 to March 2013, he was Chief Executive Officer and Director of Antioquia Gold Inc. (AGD-V) a publicly traded company with mining interests in Colombia. From 1996 to 2006, Mr. Thibault worked in in Argentina, Bolivia, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela. While based in Buenos Aires, Argentina he held the position of President of High American Gold Inc., a publicly traded junior mining company, and Managing Director of Procesadora de Boratos Argentinos S.A., a private industrial mineral company. In Santiago, Chile he was the General Manager of the consulting firm BGC-AVOT Engineering Inc. In 2006/07, he held the position of Vice President, Minerals of Daleco Resources Corp., a United States based publicly traded company. Before moving to South America, he worked for Fording Coal Ltd., a Canadian based company, in progressively responsible positions.

Mr. Thibault has a B.Sc. (Mining Engineering) from Queen’s University of Canada (1978) and is fluent in English, Spanish and French.

Patrick Downey, Director

Mr. Downey is currently President and Chief Executive Officer of Elgin Mining Inc. (TSX: ELG), a TSX listed company focused on the exploration and development of gold properties located in Canada, the US and Mexico. Mr. Downey served as President, Chief Executive Officer and a director of Aura Minerals Inc. (TSX: ORA), a TSX-listed company that is focused on the acquisition, exploration, development and operation of gold and base metal properties in the Americas, from April 2007 to June 2011 and has over 25 years of international experience in the resource industry. Mr. Downey was President, Chief Executive Officer and director of Viceroy Exploration Ltd. prior to its acquisition by Yamana Gold Inc. in 2006 for CDN$600 million (approximately US$600 million). Prior to that, he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp., which was purchased in 2006 by Companhia Vale do Rio Doce for over $800 million. He has held senior engineering positions at several large-scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is also a member of the board for a number of resource companies in the mining sector. Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen’s University in Belfast, Ireland and is a registered member with the Association of Professional Engineers and Geoscientists of British Columbia.

Stephen Hanson, Director

With over 20 years of finance and corporate development experience, Mr. Hanson is currently the President and a director of International Frontier Resources Corporation, (TSX: IFR) a position he has held since November 2013. Mr. Hanson has been the President of Discovery Management Services Ltd., since 2002, a venture capital consulting firm assisting early-stage companies in the development of short and long-term financing strategies. Mr. Hanson served as Chairman and Managing Director of Van Arbor Asset Management, an award winning equity money management firm from 2004 until 2008, which he founded in 2003. Van Arbor Asset Management was bought by ZLC Private Investment Management in 2008. In 2009, Mr. Hanson served as President and CEO of PanAsian Petroleum, an Oil and Gas Company that during his tenure was acquired by Ivanhoe Energy. In 2011/2012 Mr.

Hanson was a Director of Lion Petroleum Corp., a private Oil and Gas Company focused on East Africa bought by Taipan Resources. He has served on numerous private and public company boards.

Rob Henderson, Director

Mr. Henderson is a professional engineer with 28 years of international experience in operating, building and acquiring mineral properties. Mr. Henderson is the President and Chief Operating Officer with Amerigo Resources Ltd., which has operations in Chile. He was appointed as Chief Operating Officer in June 2012 and was promoted to President and Chief Operating Officer on October 1, 2013. From 2004 to 2012, he was with Kinross Gold Corporation ultimately serving as Senior Vice President Technical Services responsible for mine planning, mineral resources and reserves, and energy. Prior to Kinross, Mr. Henderson worked in mine operations with Rand Mines and De Beers and then with SNC Lavalin and Hatch delivering engineering services to international mining clients.

Mr. Henderson holds a BSc. Chemical Engineering degree and a Masters in Business Administration degree both from the University of Cape Town, South Africa.

Wayne Hubert, Director

Mr. Hubert is a highly experienced and accomplished mining executive with over 20 years’ experience working in the South American resources sector. Mr. Hubert has been a mining consultant since January 2011. From 2006 until 2010 he was the Chief Executive Officer of ASX-listed Andean Resources Limited, and led the team that increased Andean’s Value from CDN$70 million to CDN$3.6 billion in four years. Andean was developing a world-class silver and gold project Cerro Negro in Argentina when it was acquired by Goldcorp Inc. of Canada.

Mr. Hubert, B.Sc. (Engineering), MBA, has also held executive roles for Meridian Gold with experience in operations, finance and investor relations. Currently, he is a Director of Austral Gold Limited (ASX:AGD), an Australian-based mining and exploration company focused on Latin America and a Director of Midas Gold Corp. (TSX:MAX) and a Director of InZinc Mining (TSX:IZN).

Don Siemens, Director

Mr. Siemens specializes in corporate finance, cross-border transactions and mergers & acquisitions as an independent financial advisor. Mr. Siemens brings over 30 years of experience as a Chartered Accountant, including 8 years in public practice as a partner with major accounting firms, 8 years in senior executive positions in the industry and 18 years as a self-employed financial services executive. He currently serves as a director for five additional public companies: Hansa Resources Limited, Nikos Explorations Ltd, Goldgroup Mining Inc., Boss Power Corp and Spur Ventures Inc. Previously, Mr. Siemens was Partner-in-Charge of Thorne Ernst & Whinney's (now KPMG) Vancouver office Financial Advisory Services group. Mr. Siemens obtained a Chartered Accountant designation in 1972, and a B.A. from the University of British Columbia.

Relationships

There are no family relationships between any of the directors or executive officers of our company.

Except as disclosed under “Business Overview - Austral Gold Limited” above, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.              Compensation

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans
Michael Brown(1) Chief Executive Officer, President and Director	2014	240,587	Nil	Nil	Nil	Nil	Nil	5,258	245,845
Jeff Finkelstein(2) (3) Chief Financial Officer and Corporate Secretary	2014	Nil	Nil	Nil	Nil	N/A	Nil	173,958	173,958
Peter Ball (3) (4) (5) Former Executive VP of Corporate Development	2014	Nil	Nil	Nil	Nil	Nil	Nil	243,327	243,327

Notes

(1)	Michael Brown was appointed as our chief executive officer and President on August 1, 2012 and a director of our company on December 21, 2012.

(2)	Jeff Finkelstein was appointed as our chief financial officer on January 7, 2011.

(3)	In the case of Messrs. Finkelstein and Ball, consulting fees, bonuses and termination fees were paid to their respective holding companies (JBD Consulting Ltd. and Ariston Capital Corp.)

(4)	Includes a settlement fee of approximately $67,335 paid to Ariston Capital Corp. on February 26, 2014.

(5)	Peter A. Ball was appointed as our Executive Vice President Corporate Development on March 11, 2011 and resigned from our Company on February 28, 2014.

C.              Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on November 19, 2013 and each of our current directors and officers will continue to hold his respective office until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

The members of our Audit Committee are:

Member	Independent(1)	Financially Literate(2)
Don Siemens (3)	Yes	Yes
Richard Thibault	Yes	Yes
Stephen Hanson (4)	Yes	Yes

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	Don Siemens was appointed as a member and chair of our audit committee after our annual general meeting on November 19, 2013.

(4)	Stephen Hanson acted as interim chair of our audit committee from July 2, 2013 to November 19, 2013.

The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

The members of our Compensation Committee are:

Member (1)	Independent(2)
Wayne Hubert (3)	Yes
Patrick Downey (4)	Yes
Rob Henderson (4)	Yes

Notes:

(1)	Appointed by the board effective November 19, 2013.

(2)

A member of a compensation committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(3)	Wayne Hubert was appointed to our compensation committee on July 30, 2013.

(4)	Patrick Downey and Rob Henderson were appointed to our compensation committee after our AGM on November 19, 2013.

Our compensation committee operates pursuant to a written charter adopted by our board of directors. Among other things, the charter calls upon the compensation committee to:

  determine our compensation policy and all forms of compensation for our officers and directors;

  review bonus and stock and incentive compensation arrangements for our other employees; and

  administer our stock option plan.

Our compensation committee reviews the various elements of our executive officer compensation and make recommendations to our board of directors for consideration and approval.

None of our company, our board of directors and our compensation committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of executive officer compensation.

D.              Employees

As of January 31, 2014, 2013, and 2012, we employed approximately 16, 20 and 27 people, respectively.

E.              Share Ownership

Our directors and officers owned, directly or indirectly, the following common shares:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Michael Brown	1,042,000 (2)	1.16%

Patrick Downey	850,000 (3)	*%
Jeff Finkelstein	512,500 (4)	*%
Stephen Hanson	659,500 (5)	*%
Rob Henderson	250,000 (6)	*%
Wayne Hubert	Nil	0%
Don Siemens	Nil	0%
Richard Thibault	375,000 (7)	*%

Notes:

*	Less than 1%

(1)

Based on 88,941,317 shares of common stock issued and outstanding as of May 21, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	Includes 1,000,000 stock options which may be exercised into common shares at approximately $0.27 (CDN$0.305) per stock option until October 31, 2015.

(3)	Includes 250,000 stock options which may be exercised into common shares at approximately $0.27 (CDN$0.305) per stock option until October 31, 2015.

(4)

Includes 500,000 stock options which may be exercised into common shares by a company controlled by Mr. Finkelstein of which 250,000 stock options are exercisable at approximately $0.27 (CDN$0.305) per stock option until October 31, 2015 and 250,000 stock options are exercisable at approximately $1.03 (CDN$1.15) per stock option until August 23, 2016.

(5)

Includes 650,000 stock options which may be exercised into common shares of which 400,000 stock options are exercisable at approximately $0.57 (CDN$0.64) per stock option until May 10, 2015 and 250,000 stock options are exercisable at approximately $0.27 (CDN$0.305) per stock option until October 31, 2015.

(6)	Includes 250,000 stock options which may be exercised into common shares at approximately $0.27 (CDN$0.305) per stock option until October 31, 2015.

(7)	Includes 250,000 stock options which may be exercised into common shares at approximately $0.27 (CDN$0.305) per stock option until October 31, 2015.

ITEM 7                Major Shareholders and Related Party Transactions

As of May 21, 2014, there were 88,941,317 common shares of our company issued and outstanding. To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

Name	Amount Owned	Percentage of Class
Austral Gold Limited	17,779,500 (1) (3)	19.99%
International Finance Corp.	19,521,946 (2) (3)	19.99%

Notes

(1)

Excludes 8,632,000 share purchase warrants which may be exercised into common shares in respect of which Austral Gold Limited and its subsidiaries (“Austral”) has entered into an undertaking with our company which restricts Austral from exercising such warrants if it will result in Austral owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise.

(2)

Includes 8,717,240 share purchase warrants which may be exercised into common shares, but excludes 2,087,466 share purchase warrants in respect of which International Finance Corporation has entered into an undertaking with our company which restricts International Finance Corporation from exercising such warrants if it will result in International Finance Corporation owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise.

(3)

Based on 88,941,317 shares of common stock issued and outstanding as of May 21, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 30, 2014, Computershare Investor Services Inc., our registrar and transfer agent, reported that our company’s 88,941,317 common shares were held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	18,308,052	20.58%	12
United States	51,684,215	58.11%	16
Argentina	8,762,000	9.85%	9
Australia	8,632,000	9.71%	1
Other	1,555,050	1.75%	21
Total	88,941,317	100%	59

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.              Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from February 1, 2013 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

All related party transactions were measured at the amount of consideration established and agreed to by the related parties.

Our subsidiary, SCRN Properties Ltd., employs Orlando Rionda as its full-time legal representative in Argentina. Mr. Rionda performs administrative tasks on a full-time basis and looks after our local mineral claims management, accounting, field logistical support, legal administration, field staffing and other matters in Argentina. Since April 2012, our subsidiary paid Mr. Rionda $7,500 per month. Effective May 2014, Mr. Rionda’s fees will be reduced to $4,000 per month.

We paid aggregate director’s fees of $93,727 to our six independent directors for services rendered as directors during the fiscal year ended January 31, 2014. In accordance with our director compensation policy, each of our independent directors receives an annual retainer of approximately $4,500 (CDN$5,000). In addition, on January 14, 2013 our Board of Directors constituted a Special Committee of independent Directors charged with the responsibility to evaluate a proposal from Austral Gold. During the current year, special committee fees of $14,889 (CDN$15,000) was paid to each special committee member (Stephen Hanson, Rick Thibault and Rob Henderson) with the exception of the chair of our special committee (Patrick Downey) who was paid $19,852 (CDN$20,000).

Effective January 1, 2012, we renewed an independent contractor agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, our Chief Financial Officer, whereby JBD Consulting Ltd. agreed to provide the services of Mr. Finkelstein to our company in consideration for, among other things, a monthly cash fee of approximately $13,500 ($CDN15,000), due at the end of the month. This agreement automatically renewed for twelve months on January 1, 2013. Subsequent to December 31, 2013, Mr. Finkelstein has been providing services to the Company in accordance with the agreement.

Effective March 1, 2012, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of approximately $13,500 (CDN$15,000), due at the end of the month. In addition, by letter agreement dated March 16, 2012, we agreed to pay to Mr. Ball, and Mr. Ball agreed to accept, a monthly supplement to the consulting fee in the amount of $2,500 for each month during which Mr. Ball continued to serve as our interim President. This agreement automatically renewed for twelve months on March 1, 2013. The consulting agreement expired on February 28, 2014, was not renewed and a voluntary payment of $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax was paid to a company controlled by Peter Ball on February 26, 2014. As at January 31, 2014 we owed this company $71,901.

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

During the year ended January 31, 2014, we paid Mr. Brown consulting fees of nil (2013- $7,237 ($CDN7,000)) for services provided prior to his employment and salary and benefits of $245,497 (2013-$161,199, including a relocation allowance of $34,048 related to this employment agreement).

ITEM 8                Financial Information

A.              Financial Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with US generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in US dollars.

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of MORGAN LLP, Chartered Accountants dated May 13, 2014 on the Financial Statements as at January 31, 2014
2.	Consolidated Balance Sheets at January 31, 2014 and 2013;
3.	Consolidated Statements of Operations for the years ended January 31, 2014, 2013, and 2012;
4.	Consolidated Statements of Stockholders Equity (Deficit) from Inception, December 21, 2001 to January 31, 2014;
5.	Consolidated Statements of Cash Flows for the years ended January 31, 2014, 2013, and 2012; and

6.	Notes to the Consolidated Financial Statements.

The audited financial statements for the years ended January 31, 2014, 2013, and 2012 can be found under Item 18 “Financial Statements”.

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

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of May 15, 2014, there were 88,941,317 common shares of our company outstanding and no preferred shares outstanding.

Market Price

The annual high and low market prices for our common shares for each of the five most recent full fiscal years were as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2014	$0.29	$0.08	$0.31	$0.07
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2014	$0.12	$0.08	$0.12	$0.08
October 31, 2013	$0.15	$0.10	$0.16	$0.10
July 31, 2013	$0.15	$0.07	$0.17	$0.07
April 30, 2013	$0.33	$0.10	$0.33	$0.095
January 31, 2013	$0.32	$0.19	$0.32	$0.19
October 31, 2012	$0.45	$0.27	$0.45	$0.27
July 31, 2012	$0.43	$0.25	$0.43	$0.24
April 30, 2012	$0.59	$0.24	$0.59	$0.25

The high and low market prices of our common shares for each of the most recent six months, from October 1, 2013 through April 30, 2014 were as follows:

	OTCQB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
April, 2014	$0.09	$0.05	$0.10	$0.07
March, 2014	$0.10	$0.08	$0.11	$0.09
February, 2014	$0.10	$0.08	$0.12	$0.08
January, 2014	$0.10	$0.08	$0.11	$0.09
December, 2013	$0.10	$0.08	$0.12	$0.08
November, 2013	$0.12	$0.08	$0.12	$0.10

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

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the preferred shares by the directors, holders of our preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company.

C.              Material Contracts

The material contracts to which we are a party which were entered into during the last two fiscal years are as follows:

1.	Employment agreement with Michael Brown dated August 1, 2012.

2.	Investment agreement with Austral Gold Limited dated July 2, 2013.

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

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our cash. We maintain our Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account. We keep our Argentinean peso bank deposit account balance within federally insured limits and short term deposits with an international bank or invested with an international registered broker dealer. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of May 21, 2014, we had approximately $1.2 million in U.S. cash, $0.2 million in Canadian cash and approximately $6.9 million in $AR (Argentine Pesos) of which $6.6 M AR was invested with an international broker dealer.

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

At January 31, 2014, we were exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian Peso	CDN Dollar

Cash and cash equivalents	6,136,329	$658,668
Accounts payable	(249,992)	(89,541)
Long term debt	(280,429)	-
Net Exposure	(5,605,908)	$569,127

We do not consider the loan receivable as having foreign exchange risk because Argentinian Peso repayments are linked to the US dollar and the loan receivable was repaid subsequent to year-end.

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $120,995 in the net loss for the year ended January 31, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit the Company’s exposure. However, our risk mitigation strategies are not 100% effective as we incurred a foreign exchange loss of approximately $210,000 during our fourth quarter when the Argentina peso devalued by approximately 25%.

In addition, last year, the Argentine government launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds to our operations in Argentina and impact the conversion rate of transferred funds.

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

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2014		January 31, 2013
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	Level 1	2,615,966	2,615,966	2,117,142	2,117,142
Receivables	Level 2	4,238	4,238	33,357	33,357
Loan receivable	Level 2	260,000	260,000	-	-
Accounts payable	Level 2	247,303	247,303	441,638	441,638
Convertible debenture	Level 2	260,000	260,000	-	-
Due to related parties	Level 2	83,810	83,810	13,639	13,639
Long term debt	Level 2	34,966	34,966	-	-

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

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

ITEM 12              Description of Securities Other Than Equity Securities

None.

PART II

ITEM 13              Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14              Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

As of January 31, 2014, the year-end period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our president and chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. The ineffectiveness of our disclosure controls and procedures was due to the existence of a material weakness in our internal control over financing reporting identified below.

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

Management conducted an evaluation of the design and operation of our internal control over financial reporting as of January 31, 2014 based on the criteria set forth in Internal Control – 1992 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that, as of January 31, 2014, our internal control over financial reporting was not effective. The ineffectiveness of our internal control over financial reporting was due to the Company’s limited resources and limited number of employees. The lack of internal independent financial review resources increases the possibility that a material misstatement of our annual or interim financial statements may not be prevented on a timely basis or detected and that the lack of these resources should therefore be considered a material weakness in our internal control over financial reporting according to the internal control framework.

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

ITEM 16              [Reserved]

ITEM 16A           Audit Committee Financial Expert

Our board has determined that Don Siemens, chair of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of this annual report on Form 20-F.

Our board of directors has determined that Don Siemens, Stephen Hanson and Richard Thibault, all of the members of our audit committee, qualify as “independent” as that term is defined in NASDAQ rule 5605(c)(2).

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

ITEM 16C           Principal Accountant Fees and Services

Audit Fees

Our board appointed MORGAN LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended January 31, 2014 and January 31, 2013. The aggregate of fees billed by MORGAN LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2014 and 2013 were $37,944 and $41,850, respectively.

Audit Related Fees

For the fiscal years ended January 31, 2014 and January 31, 2013, the aggregate fees billed for assurance and related services by MORGAN LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $4,653 and $2,510, respectively.

Tax Fees

For the fiscal years ended January 31, 2014 and January 31, 2013, the aggregate fees billed for tax compliance by MORGAN LLP, Chartered Accountants, were $3,572 and $11,200, respectively.

All Other Fees

For the fiscal years ended January 31, 2014 and January 31, 2013, the aggregate fees billed by MORGAN LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $2,796 and $3,750, respectively.

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

At January 31, 2014 and 2013 and
for the Years Ended January 31, 2014, 2013 and 2012

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Argentex Mining Corporation
(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2014 and 2013, and the consolidated statements of operations and comprehensive loss, stockholders’ equity (deficiency) and cash flows for each of the three years ended January 31, 2014, 2013 and 2012, and for the cumulative period from December 21, 2001 (date of inception) to January 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2014 and 2013 and the results of its operations and its cash flows for each of the three years ended January 31, 2014, 2013 and 2012 and for the cumulative period from inception, December 21, 2001 to January 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada	“Morgan LLP”

May 13, 2014	Chartered Accountants

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

	Note	2014	2013

ASSETS

Current assets
Cash and cash equivalents		$2,615,966	$2,117,142
Receivables		4,238	33,357
Prepaid expenses and deposits		45,187	56,957
Loan receivable	3,15	260,000	-

Total current assets		2,925,391	2,207,456

Property and equipment	4	366,090	421,307

Mineral property interest	5	815,000	815,000

Total assets		$4,106,481	$3,443,763

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	6	$247,303	$441,638
Due to related parties	8	83,810	13,639

Total current liabilities		331,113	455,277

Long term debt	7	34,966	-

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding Common stock, no par value, unlimited authorized Share capital-87,992,975 and 71,677,317 issued and outstanding	10	39,005,790	35,304,627
Additional paid-in capital		7,910,589	6,877,657
Deficit accumulated during the exploration stage		(43,132,950)	(39,169,460)
Accumulated other comprehensive loss		(43,027)	(24,338)

Total stockholders' equity		3,740,402	2,988,486

Total liabilities and stockholders' equity		$4,106,481	$3,443,763

Subsequent events	15

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

					From
					December 21,
		For the Years Ended			2001
		January 31,			(Inception)
					to January 31,
	Note	2014	2013	2012	2014

Expenses

Consulting	8	$651,776	$941,385	$1,357,785	$7,936,017
Depreciation		61,414	65,760	29,627	195,181
Director fees	8	93,727	225,797	26,205	345,729
Foreign exchange loss (gain)		283,632	(108,848)	(29,677)	297,363
Mineral property interests	5	1,642,510	5,147,673	6,085,967	23,374,753
Office and sundry		103,011	141,473	226,140	1,149,317
Professional		459,604	420,027	450,626	3,382,890
Rent		45,168	43,925	49,642	278,300
Salaries and benefits	8	372,806	543,256	166,404	1,082,466
Shareholder and investor relations		90,002	248,868	414,883	2,761,867
Tax on Argentine bank transactions and on assets		56,109	74,469	69,635	200,213
Transfer agent and filing		79,046	53,351	22,154	476,714
Travel		56,788	172,929	181,910	837,974
Write-down of mineral claims		-	-	-	408,496

Loss before other items:		(3,995,593)	(7,970,065)	(9,051,301)	(42,727,280)

Interest income		57,275	65,562	77,329	203,861
Miscellaneous income		27,271	-	-	27,271
Interest expense		(38,254)	(1,328)	(24,410)	(600,494)

Net loss for the period before income taxes		(3,949,301)	(7,905,831)	(8,998,382)	(43,096,642)

Income tax expense	14	14,189	22,119	-	36,308

Net loss for the period		(3,963,490)	(7,927,950)	(8,998,382)	(43,132,950)

Other comprehensive (loss) income
Unrealized (loss) gain on foreign exchange
Translation		(18,689)	(44,182)	19,844	(43,027)

Comprehensive loss for the period		$(3,982,179)	$(7,972,132)	$(8,978,538)	$(43,175,977)

Net loss per share - basic and diluted		$(0.05)	$(0.11)	$(0.14)

Weighted average number of shares outstanding - basic and diluted		79,524,172	71,669,755	64,974,694

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PERIOD FROM INCEPTION, DECEMBER 21, 2001 TO JANUARY 31, 2014
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
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2014
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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2014
(Stated in U.S. Dollars)
(Continued)

	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number				Additional			Other	Stockholders’
	of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2011	-	-	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Common stock issued for cash	-	-	8,700,000	10,120,058	-	-	-	-	10,120,058
Warrants issued for cash	-	-	-	-	54,377	-	-	-	54,377
Cost of issuing stock	-	-	-	(1,109,591)	124,343	-	-	-	(985,248)
Cost of issuing warrants for cash	-	-	-	-	(9,589)	-	-	-	(9,589)
Exercise of stock options	-	-	1,242,500	251,080	301,620	-	-	-	552,700
Exercise of warrants	-	-	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon re-domicile	-	-	-	25,131,164	(25,131,164)	-	-	-	-
Stock-based compensation	-	-	-	-	647,382	-	-	-	647,382
Net loss for the year	-	-	-	-	-	-	(8,998,382)	-	(8,998,382)
Foreign currency translation gain	-	-	-	-	-	-	-	19,844	19,844
Balance at January 31, 2012			71,437,317	35,223,027	5,994,447		(31,241,510)	19,844	9,995,808

Exercise of stock options	-	-	240,000	81,600	-	-	-	-	81,600
Stock-based compensation	-	-	-	-	883,210	-	-	-	883,210
Net loss for the year	-	-	-	-	-	-	(7,927,950)	-	(7,927,950)
Foreign currency translation (loss)	-	-	-	-	-	-	-	(44,182)	(44,182)
Balance at January 31, 2013	-	$-	71,677,317	$35,304,627	$6,877,657	$-	$(39,169,460)	$(24,338)	$2,988,486

Common stock issued for cash	-	-	8,874,824	2,014,889	418,258	-	-	-	2,433,147
Issuance of convertible debenture			-	-	2,300,000	-	-	-	2,300,000
Partial conversion of convertible debenture			7,440,834	1,686,274	(1,686,274)	-	-	-	-
Stock-based compensation			-	-	948	-	-	-	948
Net loss for the year	-	-	-	-	-	-	(3,963,490)	-	(3,963,490)
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	(18,689)	(18,689)

Balance at January 31, 2014	-	$-	87,992,975	$39,005,790	$7,910,589	$-	$(43,132,950)	$(43,027)	$3,740,402

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

		For the Years Ended			From December 21,
		January 31,			2001 (Inception) to
	Note	2014	2013	2012	January 31, 2014

Cash flows used in operating activities
Net lossfor the period		$(3,963,490)	$(7,927,950)	$(8,998,382)	$(43,132,950)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation		61,414	65,760	29,627	195,181
Stock-based compensation		948	883,210	647,382	4,575,260
Miscellaneous income		(27,271)			(27,271)
Debt discount		-	-	-	5,881
Shares issued to acquire mineral properties		-	-	-	3,500
Shares issued in payment of bonus		-	-	-	52,160
Non-cash interest		32,697	-	-	366,030
Write-down of mineral claims		-	-	-	408,496
Changes in operating assets and liabilities
Receivables		29,119	33,736	(33,991)	(4,238)
Prepaid expenses and deposits		11,770	12,228	(28,036)	(45,861)
Accounts payable and accrued liabilities		(194,335)	(180,439)	151,163	387,192
Due to (from) related parties		70,171	(14,786)	(218,881)	83,810

Net cash used in operating activities		(3,978,977)	(7,128,241)	(8,451,118)	(37,132,810)

Cash flows used in investing activities
Acquisition of mineral property interests		-	-	-	(408,496)
Acquisition of surface rights to mineral property		-	-	-	(815,000)
Issuance of loan	3	(2,300,000)	-	-	(2,300,000)
Receipt of loan repayment and applicable taxes	3	2,067,271	-	-	2,067,271
Purchase of short-term investments		-	-	(4,109,097)	(4,109,097)
Redemption of short-term investments		-	-	4,109,097	4,109,097
Acquisition of equipment		(6,197)	(38,899)	(363,682)	(561,039)

Net cash used in investing activities		(238,926)	(38,899)	(363,682)	(2,017,264)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	9	2,300,000	-	-	3,950,000
Issuance of promissory notes		-	-	-	790,410
Repayment of promissory notes		-	-	-	(790,410)
Proceeds from issuance of capital stock/warrants	10	2,433,147	81,600	12,082,016	37,751,977
Proceeds from shares subscribed		-	-	-	104,380

Net cash provided by financing activities		4,733,147	81,600	12,082,016	41,806,357

Effects of foreign currency exchange		(16,420)	(46,625)	22,729	(40,317)

Increase (decrease) in cash during the period		498.824	(7,132,165)	3,289,945	2,615,966

Cash and cash equivalents, beginning of period		2,117,142	9,249,307	5,959,362	-

Cash and cash equivalents, end of period		$2,615,966	$2,117,142	$9,249,307	$2,615,966

Supplemental disclosures
Cash paid (received) during the period for:
Taxes		$46,513	$98,080	$3,180	$148,850
Interest		$(52,622)	$(69,513)	$(71,577)	$(107,629)

Non-cash financing transactions:
Conversion of convertible debenture into common stock		$2,040,000	$-	$-	$2,190,000
Stock based compensation on issuance of brokers warrants		$-	$-	$-	$145,488
Notes and accrued interest converted to common stock		$-	$-	$-	$1,390,008

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (“SEC”) Industry Guide 7 with reference to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) topic 915 Development Stage Entities.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the periods presented have been reflected herein.

These consolidated financial statements include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Use of Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to valuation allowances for deferred tax assets, the valuation of warrants and the valuation of stock-based compensation expense. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain reclassifications have been made to prior fiscal year amounts or balances to conform to the presentation in the current fiscal year. In the statement of operations, tax on argentine bank transactions were increased by $49,262 and office and sundry expenses were reduced by $49,262. These reclassifications did not have a material impact on the Company’s previously reported consolidated financial statements.

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

Fair Value Measurements

Financial Instruments

Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash. Pursuant to ASC 820 and 825, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of its other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at January 31, 2014 and January 31, 2013 as follows:

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of January 31, 2014 and January 31, 2013:

January 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,615,959	$ 7	$ 2,615,966	$ 2,615,966

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the year.

Property and Equipment

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
YEARS ENDED JANUARY 31, 2014 AND 2013
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
YEARS ENDED JANUARY 31, 2014 AND 2013
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

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2014, management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the United States to Canada on June 8, 2011, management of the Company believes that it may encounter certain uncertain tax positions as follows:

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
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes, continued

As at January 31, 2014, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the period. The per share amounts include the dilutive effect of common stock equivalents in periods with net income. Basic and diluted loss per share is the same due to the anti-dilutive nature of potential common stock equivalents. As of January 31, 2014 the Company had 5,315,000 stock options and 18,962,535 warrants outstanding which were not included in the calculation of net loss per share for the period because they would have been anti-dilutive.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

Stock Based Compensation

The Company follows ASC 718, Compensation - Stock Compensation, which addresses the accounting for stock based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the more readily measurable of the fair value of the stock and the fair value of the property or service. The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock based awards under ASC 718. The fair value is recorded in expenses depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in expenses in line with the period over which it was earned. For employees and management this is typically considered to be the vesting period of the award. For consultants the fair value of the award is recorded in expenses over the term of the service period, and unvested amounts are revalued at each reporting period over the service period. The Company estimates the expected forfeitures and updates the valuation accordingly.

Recently Adopted Accounting Pronouncements

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRS. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 has not had a material impact on our financial position or results of operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recently Adopted Accounting Pronouncements, continued

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and

- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. The adoption of ASU No. 2013-02 has not had a material impact on the Company’s financial position or results of operations.

In April 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. Under the new standard, an organization will be required to prepare its financial statements using the liquidation basis of accounting when liquidation is “imminent.” Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties or (b) a plan for liquidation is being imposed by other forces (for example, involuntary bankruptcy). In addition, the new standard provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation method of accounting. The new standard is effective for entities that determine liquidation is imminent during annual periods beginning after December 15, 2013, and interim reporting periods therein. Entities are to apply the requirements prospectively from the day that liquidation becomes imminent, and early adoption is permitted. We are currently unable to determine the impact on our financial statements of the new standard should we be required to adopt it in the future.

NOTE 3 – LOAN RECEIVABLE

Immediately following its July 2, 2013 financing as disclosed in notes 9 and 10, in an effort to protect the Company from the devaluation of the Argentine peso, the Company’s subsidiary, SCRN Properties Ltd. made a loan of $2,300,000 (12,408,500 pesos). The borrower, an Argentine “Mutual”, is the Argentine equivalent of a credit union. The loan is non-interest bearing, repayable in pesos in nine consecutive monthly installments, beginning on July 15, 2013 and ending on March 17, 2014, with the amount of each installment linked to the U.S. dollar. In the event of a default, default interest will be accrued on the unpaid principal at the rate of 9.3% per annum. Austral Gold Limited has guaranteed repayment of the loan.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 3 – LOAN RECEIVABLE, continued

During the year ended January 31, 2014, $2,040,000 plus taxes of $27,770 equivalent in Argentine pesos on the local exchange gain on the loan repayments, was repaid to the Company, leaving a balance receivable as at January 31, 2014 of $260,000. The balance of the loan was repaid to the Company effective March 17, 2014.

NOTE 4 – PROPERTY AND EQUIPMENT

		January 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$56,043	$238,918
Equipment	187,199	87,835	99,364
Furniture and fixtures	19,185	11,179	8,006
Computer equipment	59,102	39,300	19,802
	$560,447	$194,357	$366,090

		January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

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

To acquire the property the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for approximately $1,800,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for $1,800,000 (CDN$2,000,000).

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

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and subsequent to year-end submitted a report to the British Colombia government. The report was approved and extended the expiry date of the three mineral tenures to March 1, 2016.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

				December
	Years			21, 2001
	Ended			(Inception) to
	January 31,			January 31,
	2014	2013	2012	2014

Pinguino:
Assaying, testing and analysis	$74,840	$178,337	$256,359	$1,224,933
Camp, salaries and supplies	642,222	1,841,027	1,674,527	6,393,495
Claim maintenance	42,629	31,243	59,626	180,488
Drilling	425,463	1,680,359	3,020,527	10,738,224
Engineering	22,415	666,707	330,095	1,150,377
Environmental	12,233	35,518	139,647	187,398
Geological and geophysical	254,819	281,229	261,902	1,842,087
Metallurgical	11,230	264,543	1,064	346,274
Travel and accommodation	53,302	35,736	94,693	360,627
	1,539,153	5,014,699	5,838,440	22,423,903
Condor:
Camp, salaries and supplies	-	8,260	26,097	34,555
Claim maintenance	3,402	12,435	18,858	42,223
Environmental	23,486	-	-	23,486
Geological and geophysical	-	15,712	90,615	110,512
	26,888	36,407	135,570	210,776
Contreras and other Santa Cruz:
Assaying, testing and analysis	1,535	-	-	61,782
Camp, salaries and supplies	4,079	5,013	1,548	180,556
Claim maintenance	6,608	12,646	-	41,105
Environmental	23,899	4,900	-	28,799
Geological and geophysical	13,803	248	98,129	146,010
Travel and accommodation	200	-	-	29,014
	50,124	22,807	99,677	487,266
Rio Negro:
Assaying, testing and analysis	1,016	496	-	1,512
Camp, salaries and supplies	5,135	13,476	-	70,447
Claim maintenance	9,907	54,301	8,499	79,815
Geological and geophysical	3,874	602	-	44,309
Travel and accommodation	83	818	-	10,818
	20,015	69,693	8,499	206,901

British Columbia Claims and other:	6,330	4,067	3,781	45,907
	$1,642,510	$5,147,673	$6,085,967	$23,374,753

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2014	31, 2013

Accounts payable	$123,834	$244,741
Accrued professional fees	46,952	45,878
Accrued general liabilities	39,103	68,452
Accrued taxes and related interest	37,414	82,567
	$247,303	$441,638

NOTE 7 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso during the period, the non-current portion as at January 31, 2014 is approximately $34,966. The current portion in the amount of $4,196 is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

NOTE 8 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the years ended January 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Salaries and benefits	$245,497	$161,199	$-
Consulting	422,547	394,885	685,521
Director fees	93,727	24,797	26,205
Stock-based compensation	-	374,535	431,949
	$761,771	$955,416	$1,143,675

As at January 31, 2014 the Company owed directors and officers officers $83,810 (2013 - $13,639). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. All related party transactions were measured at the amount of consideration established and agreed to by the related parties.

Details of the related party transactions and balances, are as follows:

a)	During the year ended January 31, 2014, the Company paid or accrued consulting fees of $nil (2013 - $nil; 2012 - $3,594) to a former officer of the Company.

b)

During the year ended January 31, 2014, the Company paid consulting fees of $nil (2013 - $nil; 2012 - $373,696) and recorded stock based compensation of $nil (2013 - $nil; 2012 - $1,560) to a company owned by a former President of the Company. The 2012 fees included severance of approximately $225,000.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 8 - RELATED PARTY TRANSACTIONS, continued

c)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of CDN$12,500 per month plus sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of CDN$10,000 plus sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. Effective January 1, 2013 respectively, the consulting agreement automatically renewed for one year. The Company’s Chief Financial Officer is currently providing services under the the terms of this agreement.

During the year ended January 31, 2014, the Company paid or accrued consulting fees of $173,958 (2013 - $181,442; 2012 - $167,098) and recorded stock based compensation of $nil (2013 - $103,049; 2012 - $135,649) related to this consulting agreement. At January 31, 2014 and 2013, the Company was indebted to an officer of this Company in the respective amounts of $7,028 and $5,422. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

d)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of CDN$12,500 plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four quarterly installments over 12 months commencing on June 1, 2011.

During the year ended January 31, 2014, the Company paid or accrued consulting fees of $243,327 (2013 - $192,795; 2012 - $143,126) and recorded stock based compensation of $nil (2013 - $110,686; 2012 - $150,625) related to this consulting agreement. At January 31, 2014 and 2013, the Company was indebted to an officer of this Company in the respective amounts of $71,901 and $986. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. In addition, effective January 20, 2012 until July 31, 2012 the VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 per month. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. The consulting agreement expired on February 28, 2014 and was not renewed. A total of approximately $91,284 (CDN$101,675) was was paid on February 26, 2014 which included a voluntary payment of approximately $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax to a company controlled by the Company’s Executive Vice President of Corporate Development.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 8 - RELATED PARTY TRANSACTIONS, continued

e)

Effective August 1, 2012 the Company signed an employment agreement with its current President and CEO, pursuant to which the Company agreed to pay to him an annual salary of CDN$250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 the Company granted its current President and CEO stock options pursuant to its 2012 Stock Option Plan to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2014, the Company paid its President and CEO salary and benefits of $245,497 (2013-$161,199, including a relocation allowance of $34,048 related to this employment agreement). In addition, consulting fees of $7,237 (CDN$7,000) were paid for services provided prior to this employment agreement. At January 31, 2014, the Company was indebted in the amount of $4,881 (2013-$7,231) related to this employment agreement.

f)

During the year ended January 31, 2014, the Company paid aggregate director fees of $93,727 to six directors (2013 - $24,797; 2012- $26,205) to five directors and recorded stock based compensation of $nil (2013 - $201,000; 2012 - $144,115) related to stock options granted to five directors (2012 - one director). In addition, during the year ended January 31, 2014, the Company paid (recovered) consulting fees of $nil (2013 - $nil; 2012 - ($1,993) to a Company controlled by one director and paid a Company related to another director approximately $5,262 (2013 - $13,411; 2012 - $nil) for consulting fees.

During the year ended January 31, 2014, the Company’s directors and officers exercised a total of nil (2013 – nil; 2012 - 1,042,500); stock options for $nil (2013 - $nil; 2012 - $478,700).

Additional related party transactions are disclosed in note 10 to these financial statements.

NOTE 9 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture is convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

The Company may pay all or any part of the principal amount due under the Debenture at any time on or before the Maturity Date, without penalty or prepayment premium, by way of conversion but, only to the extent that the Company has received repayments of the Loan Receivable, as described in Note 3 to these financial statements. Terms of the Debenture also limit conversion to a maximum amount of 19.9% of the Company’s common shares outstanding immediately after giving effect to such conversion.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 9 – CONVERTIBLE DEBENTURE, continued

The Company has considered the guidance in the FASB Codification, and has determined that the Debenture does not contain a beneficial conversion feature, as the fair value of the Company’s common stock on the date of issuance was less than the conversion price. The fair value of the Debenture was charged to additional paid in capital as it has characteristics of an equity instrument since it may not be settled in cash.

The Company also considered whether the Units, once issued, contained an embedded derivative and concluded that they do not since they are denominated in Canadian dollars, the Company’s functional currency.

During the year ended January 31, 2014, the Company converted $2,040,000 of the outstanding principal amount of the $2,300,000 convertible debenture. The partial conversion, was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 7,440,834 common shares and 3,841,829 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $353,726 was credited to additional paid in capital and $1,686,274 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at each conversion date at prices ranging from $0.0322 -$$0.0706 per warrant. The range of assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.73%-2.11%;
Expected life of the warrants	4.46-4.96 years
Annualized volatility	87%-93%
Dividend rate	0%

NOTE 10 – CAPITAL STOCK

Stock Transactions

On December 21, 2001, the Company issued 5,000,000 shares of common stock to a former President of the Company at a price of $0.001 per share.

On January 31, 2002, the Company completed an offering of 4,620,000 shares of its common stock at a price of $0.02 per share to a total of forty-five purchasers for an aggregate amount of $92,400. The offering was completed pursuant to Regulation S of the Securities Act of 1933.

In connection with a change in control of the Company, its former president returned 4,600,000 common shares to the Company’s treasury for cancellation, for no consideration, prior to the stock dividend issued March 17, 2004.

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and a director of the Company, the Company acquired certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the “Dyakowski Property” for total consideration of 833,333 common shares of the Company.

Pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and a former director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. for total consideration of 833,333 common shares of the Company.

The Company issued a stock dividend of two common shares for every one common share issued and outstanding as of March 15, 2004.

Effective February 11, 2004, the Company entered into a management agreement with a former director and officer for a period of one year which resulted in the payment of consulting fees plus a bonus of 200,000 common shares valued at $2,660 upon commencement of exploration on the Company’s Argentine properties.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

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

On May 11, 2007, the Company issued 150,000 common shares to four employees as a bonus. The fair value of the shares at the date of issue was $202,500.

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

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

Between March 20, 2008 and March 25, 2008, the Company issued an aggregate of 270,000 agent’s warrants to the agent and a co-operating broker as a commission for the proceeds raised by the agent and the co-operating broker in the brokered private placement. Each agent’s warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of $1.30 for a period of 18 months. The agent’s warrants were valued, using the Black Scholes valuation model, at $87,934 and recorded as a cost of capital. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.6%-2.7%;
Expected life of the warrants	1-1.5 years
Annualized volatility	44%-63%
Dividend rate	0%

On March 25, 2008, the Company issued 25,000 share purchase warrants to a Canadian agent as part of the consideration for the Canadian agent’s services in acting as the Company’s sponsor regarding the Company’s listing application to the Canadian TSX Venture Stock Exchange. These share purchase warrants entitled the holder to purchase one share of the Company’s common stock at a price of $1.34 until March 25, 2009. The agent’s warrants were valued, using the Black Scholes valuation model, at $5,559 and recorded as a cost of capital. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.7%;
Expected life of the warrants	1 year
Annualized volatility	39%
Dividend rate	0%

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

Between March 29 and April 7, 2009, the Company issued an aggregate of 200,000 common shares to a director on the exercise of 200,000 stock options for aggregate proceeds of $50,000.

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

Between June 5, 2009 and October 13, 2009, the Company issued an aggregate of 350,000 shares of common stock to two of its directors for proceeds of $52,500 on the exercise of warrants.

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

On November 27, 2009, the Company completed a brokered private placement of 5,960,813 units at a price of CDN$0.70 ($0.662) per unit for gross proceeds of CDN$4,172,570 ($3,940,038). Each unit consisted of one common share of the Company’s common stock and one-half of one non-transferable common share purchase warrant. Each warrant entitles the purchaser to purchase one additional common share of the Company at a price of CDN$0.90 ($0.90) for a period of two years after closing, subject to early expiration in the event that the common shares of the Company trade on the TSX-V or the OTCBB with an average closing price greater than CDN$1.25 ($1.25) for a period of 30 consecutive trading days. We also paid a cash commission of 6% or 236,760 (CDN$250,354) to an agent for services rendered in the closing of the private placement.

On November 27, 2009, the Company issued an aggregate of 357,648 non-transferrable broker warrants to the brokers as a commission for the proceeds raised by the brokers in the brokered private placement. Each brokers warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of CDN$0.72 ($0.68) for a period of 1 year. The agent’s warrants were valued, using the Black Scholes valuation model, at $145,488 and recorded as a cost of capital. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.03%;
Expected life of the warrants	1 year
Annualized volatility	120%
Dividend rate	0%

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

On February 2, 2010, the Company issued a total of 75,000 shares of its common stock at $0.62 per share for proceeds of $46,500 on the exercise of 75,000 stock options.

On February 2, 2010, the Company issued 40,000 shares of its common stock at $0.25 per share to a former director for proceeds of $10,000 on the exercise of 40,000 stock options.

During the year ended January 31, 2011, the Company issued an aggregate of 775,000 shares of its common stock at $0.15 per share to two directors, to a company controlled by one the Company’s directors and to the spouse of one of the Company’s directors for proceeds of $116,250 on the exercise of 775,000 warrants.

Between June 21, 2010 and July 16, 2010, the Company issued an aggregate of 183,334 shares of its common stock at $0.25 per share for proceeds of $45,834 on the exercise of 183,334 stock options. 133,334 of the options exercised were exercised by one of the Company’s directors.

On September 27, 2010, the Company issued a total of 214,588 shares of its common stock at $0.702 (CDN$0.72) for proceeds of $150,212 on the exercise of 214,588 warrants.

On October 26, 2010, the Company completed a private placement and issued 10,804,706 units for gross proceeds of $7,120,069. Each unit consisted of one share of common stock and one common stock purchase warrant exercisable at $1.02 (CDN$1.14) for a period of five years expiring on October 26, 2015.

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

On December 22, 2010, the Company issued 140,000 shares of its common stock at $0.37 per share to a director for proceeds of $51,800 on the exercise of 140,000 stock options.

On December 30, 2010, the Company issued 20,000 shares of its common stock at $0.49 per share to a director for proceeds of $9,800 on the exercise of 20,000 stock options.

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

Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $607,203 (CDN$600,300) and 522,000 broker warrants. Each broker warrant entitles the holder to purchase one unit at approximately (CDN$1.15) until August 19, 2013. The fair value of the broker’s warrants were valued at $124,343 at the date of grant using the Black Scholes pricing model with the following assumptions:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

Risk free interest rate	0.87%;
Expected life of the warrants	2 years
Annualized volatility	77.5%
Dividend rate	0%

This amount has been recorded as a reduction to common stock and credited to additional paid-in capital. In addition, the underwriters were granted an over-allotment option to purchase up to an additional 1,305,000 units at approximately $1.15 (CDN$1.15) per unit and/or up to an additional 652,500 warrants, or any combination thereof, to cover over-allotments.

On August 30, 2011, the Company issued 300,000 shares of its common stock at $0.37 per share to its former President for proceeds of $111,000 on the exercise of 300,000 stock options.

On September 20, 2011, the Company issued 200,000 shares of its common stock at $0.37 per share to a former consultant of the Company for proceeds of $74,000 on the exercise of 200,000 stock options.

On November 2, 2011, the Company issued 100,000 shares of its common stock at $0.37 per share to its former President for proceeds of $37,000 on the exercise of 100,000 stock options.

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

Pursuant to subscription agreements with Austral Gold Limited (“Austral”) and and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units to Austral Argentina for aggregate gross proceeds of $2,433,147 (CDN$2,557,724). Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $418,258 was credited to additional paid in capital and $2,014,889 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.77%;
Expected life of the warrants	5 years
Annualized volatility	91%
Dividend rate	0%

At the closing, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one member of the Board, an Assistant Secretary and one member of the Argentex Technical Advisory Board. The Investment Agreement also entitles Austral (and its affiliates) to certain anti-dilution rights. In the Investment Agreement, Austral agreed that it (and its affiliates) would not initiate or support any effort to gain control of Argentex and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of Argentex unless otherwise agreed to by Argentex, and both Austral and Argentex agreed to discuss a potential business combination. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of the issued and outstanding shares of Argentex (on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). In the Investment Agreement, Austral also agreed that it would not transfer any of the securities purchased by it (and Austral Argentina) for one year after the closing, except for transfers to affiliates.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Transactions, continued

The subscription proceeds of $2,366,574 from the sale of the Units to Austral were paid to the Company in Canada. The subscription proceeds of $66,573 from the sale of Units and $2,300,000 from the sale of the convertible debenture to Austral Argentina, aggregating $2,366,573, were received by the Company’s subsidiary in Argentina as 12,767,666 Argentine pesos. Immediately following the closing, SCRN Properties Ltd. made a loan in an amount equal to $2,300,000 (12,408,500 pesos) (note 3).

Upon conversion of the entire principal balance of the convertible debenture (but without adjusting for shares that may be issued upon exercise of warrants), and assuming no other shares are issued by Argentex before conversion, Austral and its affiliates would own approximately 19.9% of the issued and outstanding shares of Argentex. Each warrant contains a term prohibiting exercise by the holder if the exercise would result in the holder (together with its affiliates) having ownership of more than 19.9% of the issued and outstanding Company shares.

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012	17,229,206	1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	1.28
Issued	8,157,829	0.36
Expired	(5,524,500)	1.51
Balance at January 31, 2014	18,962,535	$0.74

At January 31, 2014, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
10,804,706	$1.02 (CDN$1.14)	October 26, 2015
8,157,829	$0.36 (CDN$0.40)	July 2, 2018
18,962,535

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permitted the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by the TSX Venture stock exchange and by the stockholders in September 2008.

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved its 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under its 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. At the Company’s Annual General Meeting held on November 19, 2013, the Company’s shareholders re-approved its 2012 stock option plan.

On February 10, 2009, the board of directors granted 1,385,000 stock options. Of these stock options a total of 1,150,000 were issued to three directors, a total of 35,000 were issued to two employees and 200,000 were issued to an investor relations firm. These stock options were exercisable at $0.37, expire in five years on February 10, 2014 and vested in accordance with the Company’s stock option plan at 346,250 stock options each quarter. Of the total stock options issued, 970,000 were exercised and 15,000 were forfeited in prior years and the balance of 400,000 expired unexercised on February 10, 2014. These stock options were valued, using the Black Scholes valuation model, at $377,501 which is being recorded in consulting and investor relations fees in accordance with the Company’s stock option plan.

The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.18%;
Expected life of the options	5 years
Annualized volatility	98%
Dividend rate	0%

On September 2, 2009, the Company granted 100,000 stock options to a director in consideration for services rendered. These stock options were exercisable at $0.675, were set to expire in three years on September 2, 2012 prior to being forfeited on February 22, 2012 and vested in four installments each in the amount of 25,000 stock options on March 2, 2010 and quarterly thereafter. The stock options were valued, using the Black Scholes valuation model, at $38,968 which were recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.15%;
Expected life of the options	3 years
Annualized volatility	90%
Dividend rate	0%

On January 19, 2010, the Company granted 550,000 stock options. Of these stock options, a total of 300,000 were granted to two directors, 150,000 to an officer and 100,000 to a consultant. These stock options were exercisable at $0.855 for five years and vested in accordance with the Company’s stock option plan at 137,500 stock options each quarter. Of the total stock options issued, 200,000 of these stock options were forfeited in prior years and 200,000 were forfeited during the year ended January 31, 2014 and. These stock options were valued, using the Black Scholes valuation model, at $325,198 which were recorded in consulting fees in accordance with the Company’s stock option plan.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options, continued

The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.25%;
Expected life of the options	5 years
Annualized volatility	88%
Dividend rate	0%

On May 11, 2010, the Company granted 400,000 stock options to a director. These stock options are exercisable at approximately $0.57 (CDN$0.64), expire in five years on May 11, 2015 and vested in accordance with the Company’s stock option plan at 100,000 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $248,616 which was recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.65%;
Expected life of the options	5 years
Annualized volatility	93%
Dividend rate	0%

On January 7, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options were exercisable at $0.80 for approximately three years and vested in accordance with the Company’s stock option plan at 37,500 stock options each quarter. 12,500 of these stock options were exercised in a prior year and the balance of 137,500 expired unexercised on January 14, 2014. The fair value of these stock options was valued at $72,435 at the date of grant using the Black Scholes pricing model with the following assumptions:.

Risk free interest rate	2.19%;
Expected life of the options	3 years
Annualized volatility	96%
Dividend rate	0%

On March 11, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options were exercisable at $1.04, were exercisable until they expired unexercised March 11, 2014 and vested in accordance with the Company’s stock option plan at 37,500 stock options per quarter. The fair value of these stock options were valued at $95,049 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	2.19%;
Expected life of the options	3 years
Annualized volatility	96%
Dividend rate	0%

Between August 24, 2011 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.03 (CDN$1.15) per share, expire between August 23 and August 28, 2016 and vested in accordance with the Company’s stock option plan as 337,500 of these stock options vested on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vested on November 29, 2011, February 29, 2012, May 29, 2012,

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options, continued

August 29, 2012, November 29, 2012 and February 28, 2013. Of the stock options granted, 40,000 were forfeited in a prior year and 265,000 were forfeited during the current year. The fair value of these stock options was valued at $761,695 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.6%;
Expected life of the options	5 years
Annualized volatility	86%
Dividend rate	0%

On November 1, 2012 the Company granted stock options to purchase an aggregate of 3,360,000 shares of its common stock. All options were granted with an exercise price of $0.27 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. A total of 290,000 of these stock options were forfeited during the current year. The fair value of these stock options was valued at $540,288 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.16%;
Expected life of the options	3 years
Annualized volatility	86%
Dividend rate	0%

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2011	3,470,000	$0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	0.58
Expired	(1,042,500)	0.69
Balance at January 31, 2014	5,315,000	$0.50

The weighted average fair value per stock option granted during the year ended January 31, 2014 was $nil (2013- $0.16; 2012 - $0.52) .

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 – CAPITAL STOCK, continued

Stock Options, continued

At January 31, 2014, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
100,000	$ 0.855	January 19, 2015
400,000	$ 0.57 (CDN$ 0.64)	May 10, 2015
1,195,000	$ 1.03 (CDN$ 1.15)	August 23, 2016
3,070,000	$ 0.27 (CDN$0.305)	October 31, 2015
5,315,000

The fair value of stock options granted during the year ended January 31, 2014 was $nil (2013 - $540,288; 2012 - $856,744). The stock options granted in the year ended January 31, 2012 vested immediately, while the stock options granted in 2011 were recognized over the respective option vesting periods. At January 31, 2014, 5,315,000 (2013 – 6,332,500) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2014 was $948 (2013 -$883,210; 2012 - $647,382). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Year	Year	Year
	Ended	Ended	Ended
	January	January	January
	31, 2014	31, 2013	31, 2012
Consulting fees	$948	$300,506	$509,196
Director fees	-	201,000	-
Mineral property interests	-	178,677	105,212
Salaries and benefits	-	203,027	32,974
	$948	$883,210	$647,382

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2014	2013	2012
Risk-free interest rate	N/A	1.16%	1.31-2.19%
Expected life of options	N/A	3 years	3-5 years
Annualized volatility	N/A	81%	86-96%
Dividend rate	N/A	0%	0%

As at January 31, 2014, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $nil (2013-$44,400).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 11 - SEGMENTED INFORMATION

At January 31, 2014 and 2013, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2014	2013

Identifiable assets
Canada	$2,194,131	$2,161,650
Argentina	1,912,350	1,282,113
	$4,106,481	$3,443,763

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2014	2013	2012

Net loss for the year
Canada	$1,753,202	$2,486,208	$2,569,352
Argentina	2,210,288	5,441,742	6,429,030
	$3,963,490	$7,927,950	$8,998,382

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2014		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,615,966	$2,615,966	$2,117,142	$2,117,142
Receivables	Level 2	$4,238	$4,238	$33,357	$33,357
Loan receivable	Level 2	$260,000	$260,000	$-	$-
Accounts payable	Level 2	$247,303	$247,303	$441,638	$441,638
Convertible debenture	Level 2	$260,000	$260,000	$-	$-
Due to related parties	Level 2	$83,810	$83,810	$13,639	$13,639
Long term debt	Level 2	$34,966	$34,966	$-	$-

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

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after the Company’s financing on July 2, 2013, the Company initially mitigated the currency risk of the Company’s funds received in Argentina Pesos by loaning funds linked to the US dollar and having repayment of this loan guaranteed by Austral Gold Limited. With the funds from the repayment of this loan, for a period of time, the Company invested its excess Argentina Pesos in short-term deposits with an international bank and subsequently opened up a brokerage account with a registered broker in Argentina and invested in a fund designed to preserve capital and to mitigate foreign exchange risk. However, the Company is still exposed to foreign exchange risk in Argentina. The Company does not participate in the use of other financial instruments to mitigate other risks and has no other designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan receivable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or an international registered broker dealer. The Company’s loan receivable is with an Argentine Mutual. The Company believes that its credit risk is minimal as the loan has been guaranteed by Austral Gold Limited. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At January 31, 2014 and 2013, the Company had approximately $1,260,000 and $150,000, respectively in U.S. cash, $608,000 and $560,000 in Canadian cash, approximately 51,000 and $1,350,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and Argentinian Nuevo pesos (“ARSs”) of $6,136,000 and $257,159 in an international bank. In early February 2014, the Company invested most of its ARS with an international broker dealer. In addition, the Company had a loan receivable in the amount of $260,000 from an Argentine Mutual.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its cash equivalents and its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time.

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

At January 31, 2014, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso (ARS)	Dollar ($)

Cash and cash equivalents	6,136,329	658,668
Accounts payable	(249,992)	(89,541)
Long term debt	(280,429)
Net exposure	(5,605,908)	569,127

The Company does not consider the loan receivable as having foreign exchange risk because Argentinian Peso repayments are linked to the US dollar.

As a result of the strengthening of the U.S. Dollar against the Argentinian Peso and the CDN Dollar, the Company experienced a foreign exchange loss of $283,632 during the year ( foreign exchange gains: 2013- $108,848; 2012 - $29,677).

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $120,995 in the net loss for the year ended January 31, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

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

NOTE 13 – COMMITMENTS

Lease Commitments

On December 8, 2010, the Company entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $6,544 (CDN$7,289) per month for the last two years of the term.

On July 25, 2011 the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

At January 31, 2014, the minimum future lease payments under the Company’s operating leases are as follows:

Fiscal year ended January 31, 2015      $ 91,024
Fiscal year ended January 31, 2016       $ 71,980

Consulting Commitments

At January 31, 2014, the minimum future payments under the Company’s consulting contracts are as follows:

Fiscal year ended January 31, 2015      $13,467

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2014, 2013 and 2012 and no taxes were payable at January 31, 2014 and 2013 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2014	2013	2012
Net loss for the year before income tax	$(3,949,000)	$(7,906,000)	$(8,998,000)
Combined federal and provincial tax rate	26%	25%	26%

Expected income tax recovery	(1,020,000)	(1,977,000)	(2,373,000)
Items not deductible for tax purposes	21,000	218,000	168,000
Financing fees charged to equity	-	-	(247,000)
Effect of foreign exchange changes and	656,000	39,000	109,000
adjustments
Re-domicile tax effect	-	-	(1,420,000)
Change in valuation allowance	357,189	1,742,119	3,763,000
Income tax provision	$14,189	$22,119	$-

At January 31, 2014 and 2013, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2014	2013
Capital assets and cumulative eligible capital	$22,000	$36,000
Mineral resource expenditures	5,733,000	5,721,000
Financing costs	189,000	170,000
Non-capital losses-Canada	3,591,000	3,251,000
Less: valuation allowance	(9,535,000)	(9,178,000)
	$-	$-

The Company has mineral resources tax assets of approximately $22,049,000 for Canadian tax purposes. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of approximately $14,220,000 for Canadian income tax purposes.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – INCOME TAXES, continued

These losses may be carried forward to reduce taxable income in future years until they expire:

2015	$454,000
2026	815,000
2027	480,000
2028	525,000
2029	1,313,000
2030	1,908,000
2031	2,296,000
2032	1,632,000
2033	2,213,000
2034	.2,177,000
$13,813,000

During the year ended January 31, 2014 the Company incurred $14,189 (2013-$22,119) in minimum taxes in Argentina. These taxes can be carried forward for ten years and applied to reduce taxable income.

At January 31, 2014, the Company has branch tax loss carry forwards in Argentina totaling approximately $2,180,000 that expire as follows:

2015	51,000
2016	159,000
2017	872,000
2018	741,000
2019	357,000

$2,180,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 2, 2012. The Company and its subsidiary file income tax returns in Canada and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizes the open tax years by major jurisdiction:

Canada: 2011 to 2013 Argentina: and 2013

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through May 13, 2014, the day the consolidated financial statements were issued and determined the following subsequent events and transactions require recognition and/or disclosure:

a)

Between February 17, 2014 and March 17, 2014 the Company received loan repayments of $260,000 plus taxes. In addition, it converted $260,000 of the outstanding principal amount of the $2.3 million convertible debenture and issued 948,342 common shares and 474,171 warrants at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

b)	Subsequent to year end, 1,090,000 stock options expired with exercise prices ranging from $0.37 to $1.04.

ITEM 19              Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Incorporation Documents

1.1	Notice of Articles (incorporated by reference to an exhibit to our quarterly report on Form 10-Q filed on June 10, 2011).

1.2	Articles (incorporated by reference to an exhibit to our quarterly report on Form 10-Q filed on June 10, 2011).

4.	Material Agreements

4.1	Equity and Warrant Subscription Agreement dated September 24, 2010 (incorporated by reference to an exhibit to our current report on Form 8-K filed on September 27, 2010).

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

4.9	Indemnification Agreement with Peter A. Ball dated January 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.10	Indemnification Agreement with Jeffrey Finkelstein dated January 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.11	Employment agreement with Michael Brown dated August 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on April 26, 2013).

4.12	Argentex-Austral Investment Agreement dated July 2, 2013 ((incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.13	Subscription Offer from Austral Argentina (Convertible Debenture) dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.14	Argentex Acceptance Letter for Subscription Offer to Austral Argentina dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.15	Argentex Subscription Agreement for Austral Gold dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.16	Argentex Convertible Debenture for Austral Gold dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.17	Argentex-Form of Warrant for Austral Gold dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.18	Guaranty from Austral Gold Limited dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.19	SCRN Properties LTD Loan Agreement dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

8.	List of Subsidiaries

8.1	The Company currently holds a 100% interest in SCRN Property Ltd., a British Columbia corporation.

12.	Rule 13a-14(a) Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

13.	Rule 13a-14(b) Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

101.	Interactive Data File

101.INS *	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on this annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGENTEX MINING CORPORATION

/s/ Michael Brown
Michael Brown
Chief Executive Officer and President
(Principal Executive Officer)

Date: May 21, 2014

/s/ Jeff Finkelstein
Jeff Finkelstein
Chief Financial Officer and Corporate Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: May 21, 2014