Form 20-F
period 2015-01-31
ARGENTEX MINING CORP
filed 2015-05-26
CIK 1167887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2015

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

There were 88,941,317 common shares, without par value, issued and outstanding as of January 31, 2015.

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

PART I

GENERAL

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this annual report on Form 20-F include statements about:

•	our exploration programs and results,

•	the economic potential of our mineral exploration properties;

•	the costs and timing of our exploration and development activities;

•	our future investments in and acquisitions of mineral resource properties;

•	our estimation of mineral resources and the realization of mineral resource estimates;

•	our need for, and our ability to raise, capital;

•	our financial and operating objectives and strategies to achieve them; and

•	our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

•	the cost and timing of our projected exploration activities;

•	our ability to obtain any necessary financing on acceptable terms;

•	timing and amount of capital expenditures;

•	our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

•	retention of skilled personnel;

•	the timely receipt of required regulatory approvals;

•	continuation of current tax and regulatory regimes;

•	current exchange rates and interest rates; and

•	general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

•	general economic and business conditions;

•	our negative operating cash flow;

•	our ability to obtain additional financing;

•	fluctuations in worldwide prices and demand for minerals;

•	fluctuations in the level of our exploration and development activities;

•	increases in capital and operating costs;

•	risks associated with mineral resource exploration and development activities;

•	uncertainties inherent in the estimation of mineral resources and mineral reserves;

•	competition for resource properties and infrastructure in the mineral exploration industry;

•	technological changes and developments in the mineral exploration and mining industry;

•	regulatory uncertainties and potential environmental liabilities;

•	political developments in Argentina; and

•	the risks in the section of this Form 20-F entitled “Risk Factors”,

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

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. All references to CDN$ are to Canadian dollars and all references to US$ are to United States dollars and an exchange rate of C$1 equals US$0.7867 has been presumed.

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

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the five fiscal years ended January 31, 2015. The information presented below for the five year period ended January 31, 2015 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended January 31, 2015 (audited)	Year Ended January 31, 2014 (audited)	Year Ended January 31, 2013 (audited)	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)
	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	1,666,731	3,995,593	7,970,065	9,051,301	5,167,893
Net Loss	1,655,224	3,963,490	7,927,950	8,998,382	5,164,198
Comprehensive Loss	1,675,506	3,982,179	7,972,132	8,978,538	5,164,198
Basic and Diluted Loss Per Share	$0.02	$0.05	$0.11	$0.14	$0.11

	Year Ended January 31, 2015 (audited)	Year Ended January 31, 2014 (audited)	Year Ended January 31, 2013 (audited)	Year Ended January 31, 2012 (audited)	Year Ended January 31, 2011 (audited)
	($)	($)	($)	($)	($)
Mineral Properties	815,000	815,000	815,000	815,000	815,000
Total Assets	2,237,048	4,106,481	3,443,763	10,646,310	6,963,168
Long-Term Debt	28,546	34,966	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil	Nil
Common shares Outstanding	88,941,317	87,992,975	71,677,317	71,437,317	56,587,922

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our exploration operations are conducted primarily in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government projections of inflation in Argentina for calendar 2015 are around 12%. However unofficial projections place this figure at closer to 24%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

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

The devaluation of the Argentine Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In the fiscal years 2010, 2011, 2012, 2013 and 2014, inflation according to the Argentine INDEC (National institute of Statistics and Censuses) was 11.0%, 9.7%, 9.9%, 10.5% and 23.9% respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2015 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2015	$0.10	$0.02	$0.12	$0.03
January 31, 2014	$0.29	$0.08	$0.31	$0.07
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45

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

Corporate Information

We are a British Columbia corporation governed by the British Columbia Business Corporations Act, and we are authorized to issue an unlimited number of common shares (without any par value) and an unlimited number of preferred shares (without any par value). We were originally incorporated on December 21, 2001 and on June 8, 2011, we were continued into the Province of British Columbia, Canada.

Our common shares are listed for trading on the TSX Venture Exchange under the symbol “ATX”. Our common shares also trade on the OTCQB marketplace under the symbol “AGXMF”.

We have one wholly-owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, which we formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Capital Expenditures

During the years ended January 31, 2015, 2014 and 2013 we spent the following respective amounts on capital expenditures:

Year	Amount ($)	Amount spent in Argentina ($)	Amount spent in Canada ($)
2015	972	972	-
2014	6,197	3,792	2,405
2013	38,899	29,603	9,296

B.	Business Overview

General

We are a junior exploration company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to the Argentine claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

Our company, which has historically focused primarily on exploration in Argentina, is now planning to expand its exploration focus to include precious metal projects in other Latin American countries. Our current strategy is to:

•	Seek and evaluate strategic options at a corporate and project level;

•	Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile, Peru and Argentina.

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

Investment by Austral Gold Limited and Austral Gold S.A:

On July 2, 2013, we completed a private placement offering with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A. wherein we sold 8,632,000 units (the “Units”) to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2.3 million to Austral Gold S.A. for aggregate gross proceeds of $4,733,147 (CDN$4,975,484). The convertible debenture has been converted into 8,389,176 Units at a conversion price of $0.274163 (CDN$0.2882), which is equal to the Unit price in the offering. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of approximately $0.31 (CDN$0.40) until July 2, 2018. All of these securities are subject to restrictions on transfer imposed by Canadian and US securities laws and to a contractual resale restriction imposed pursuant to the terms of an Investment Agreement signed at the closing.

The investment in our company by Austral Gold Limited and Austral Gold S.A. was strategic and on July 2, 2013, we also entered into an Investment Agreement with Austral Gold Limited that establishes a basic framework for what we anticipate will be a continuing business relationship. This Investment Agreement entitles Austral Gold to nominate one member of our Board, as well as an Assistant Secretary and one member of our Technical Advisory Board and it provides that Austral Gold and its affiliates will have limited anti-dilution rights. The agreement also provides that Austral Gold (and its affiliates) will not initiate or support any effort to gain control of our company and that it (and its affiliates) will refrain from acquiring any more than 19.9% of our issued and outstanding shares unless otherwise agreed to by us. Although both parties also agreed to continue to explore the potential for a business combination, these discussions did not result in a business combination and, in July of 2014, the special committee of our Board of Directors recommended that we undertake a broad review of our strategic alternatives. The Investment Agreement remains in effect until such time as Austral Gold (together with its affiliates) owns less than ten percent (10%) of our issued and outstanding shares (calculated on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). Austral has also agreed, on its own behalf and on behalf of Austral Gold S.A. that neither of them would transfer any of the securities purchased by it for one year after the closing, except for transfers to affiliates.

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

International Finance Corporation

On October 26, 2010, we issued 10,804,706 units to International Finance Corporation at a price of $0.66 (CDN$0.68) per unit for gross proceeds of $7,120,069 (CDN$7,347,200) pursuant to an equity and warrant subscription agreement that we entered into on September 24, 2010. Each unit consisted of one common share and one warrant, each warrant entitling International Finance Corporation to purchase one common share of our company at a price of approximately $0.90 (CDN$1.14) per share until October 26, 2015.

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

Employees

As of May 26, 2015, our company has one full-time employee, one part-time employee and one consultant. Our subsidiary, SCRN Properties Ltd., has one full time permanent employee and two consultants in Argentina. Our Chief Financial Officer provides services pursuant to a consulting agreement and is required to spend approximately 80% of his working time on our affairs. We also engage contractors from time to time to consult with us on specific corporate affairs or to perform specific tasks in connection with our exploration programs.

We retain consultants on the basis of ability and experience. Except as set forth above, neither we nor any person acting on our behalf has any preliminary agreement or understanding, nor do we contemplate any such agreement concerning any aspect of our operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Governmental Regulations

Most of our exploration properties are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise the capital required to continue to explore and/or develop any of our mineral properties. For example, during our fourth quarter of 2013, the pesos devalued by approximately 25%. In addition official government projections of inflation in Argentina for 2015 are around 12%, however, unofficial projections place this figure at closer to 24%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina.

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

A “canon fee”, or tax, of ARS$400 per unit (approximately $50) is payable upon the application for a cateo. The canon fee for the cateo is paid once for the entire term of the exploration permit.

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

A new mining operation is entitled to national, provincial, and municipal tax exemptions for five years. The exemptions commence with the awarding of formal title to the mine. The Mining Investment Act has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices. Depreciation of infrastructure occurs over a three year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight-line method of 33.33%. The major taxes that affect the mining sector are the Corporate Income Tax (35%), Alternative Minimum Tax (one percent of gross value of the assets), Value Added Tax (21%), Export duties tax (10% for silver and gold) and Mining Royalties of up to a maximum of three percent (3%) of the “mouth of mine” value of production, depending on the province.

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

Our principal offices consist of approximately 2,295 square feet of office space located at Suite 835, 1100 Melville Street, Vancouver, British Columbia V6E 4A6, Canada. Our telephone number at our principal office is 604.568.2496. Our fax number is 604.568.1540. We lease these premises pursuant to a lease agreement dated December 2, 2010. This lease is for a term of five years and one month beginning January 1, 2011 (with rent commencing February 1, 2011) and provides for the payment of a total monthly rental of approximately US$6,954 (CDN$6,954) during the first three years and a monthly rental of approximately US$5,734 (CDN$7,289) during the last two years of the term. Rent consists of a base rent amount and certain items of additional rent. In addition, we have subleased a portion of our leased premises for two years beginning January 1, 2011 for approximately $2,045 (CDN$2,600) per month. We have continued to sublease a portion of our leased premises under the terms of the original agreement. We believe that our office space and facilities are sufficient to meet our present needs and we do not anticipate any difficulty securing alternative or additional space, as needed, on terms acceptable to us.

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

Mineral Properties

Our wholly-owned subsidiary company, SCRN Properties Ltd., owns interests in eleven mineral properties located in the Santa Cruz province of Argentina and fifteen mineral properties located in the Rio Negro province of Argentina, and we own three contiguous mineral tenures located in south central British Columbia, Canada, known as the Clapperton Property.

To date, we have concentrated the bulk of our exploration efforts and expenditures on our Pingüino property, which is flagship property in the Santa Cruz province of Argentina. During the remainder of the year, we intend to continue to focus our efforts primarily on seeking and evaluating strategic options at a corporate and project level and evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile and Northern Argentina.

There are no known reserves on any of our properties, including the Pingüino property, and any proposed program by us is exploratory in nature. There is no assurance that a commercially viable mineral deposit exists on any of our properties, including the Pingüino property, or that we will be able to identify any mineral resource on any of these properties that can be developed profitably. Even if we do discover commercially exploitable levels of mineral resources on any of our properties, which is unlikely, there can be no assurance that we would be able to enter into commercial production of these mineral resources.

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

All of the Pingüino property except for the 10,000 hectare Plata Leon cateo is subject to a 2% net smelter returns royalty. We have the right to purchase one half of this net smelter returns royalty for the sum of approximately $787,000 (CDN$1,000,000) and all of it for the sum of approximately $1,573,000 (CDN$2,000,000). Title to all of the claims comprising the Pingüino property is registered in the name of our subsidiary, SCRN Properties Ltd.

In addition to the mineral claims, we own the surface rights to a significant portion of our Pingüino mineral property.

Accessibility

National Route 3 is the major paved provincial highway in southeastern Argentina. It parallels the Atlantic coast and connects the major regional centers Comodoro Rivadavia and Rio Gallegos. Both centers are served by daily flights from Buenos Aires. The nearest city to the property, Puerto San Julian, is located on the Atlantic coast 160 kilometers southeast of the property. It is 250 kilometers south of Comodoro Rivadavia and 400 kilometers north of Rio Gallegos along National Route 3.

Vehicle access to the property is via National Route 3 to the village of Tres Cerros, which is about 140 kilometers north of Puerto San Julian. The graveled (ripio) Provincial Route 87 goes west from Tres Cerros for 40 kilometers where it meets Provincial Route 75 that heads northwest for 21 kilometers. The local road turns north for 16 kilometers to the estancia El Piche. A single lane gravel road continues another 12 kilometers west to give access to the project area. Within the property, gravel and dirt roads provide good access to most areas of the property. In winter or during infrequent rainstorms, four-wheel drive is necessary.

The property covers several estancias (sheep ranches), some abandoned, located in the central part of Santa Cruz Province, particularly El Piche.

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

•	The central zone, with an approximate strike length of 350 metres, was drilled in previous exploration phases, and remains open at depth and along strike.
•	The new southern zone was discovered in PR250-12 and identified 4 m @ 115.3 g/t Ag eq.
•	The northern zone was discovered with PR254-12 (7 m @ 170.8 g/t Ag eq., including 2 m @ 469.0 g/t Ag eq.), and based on an interpreted 450 metre strike length, may have potential at depth.

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

Highlights from the drill and trench results included the following:

•	Karina vein - 4 metres averaging 132.9 g/t Ag and 2.53 g/t Au
•	Ivonne Norte vein - 3 metres averaging 712.7 g/t Ag and 8.24 g/t Au
•	Savary vein - 6 metres averaging 702.4 g/t Ag and 0.60 g/t Au
•	CSS vein - 1.5 metres averaging 6,771.3 g/t Ag and 4.81 g/t Au

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

We obtained high grade gold intersects in the Ivonne Norte Vein, which continue on from those discovered in the Savary Vein last year. The high grade intersections in the oxide zone at Ivonne Norte may represent the upper portions of high grade shoots, which would open up the potential for additional high grade resources to be identified in deeper drilling. The mineralisation at Ivonne Norte (IVN) is interpreted to represent the earliest higher temperature phase mineralising event at Pingüino. It is typically more Au-rich than the subsequent phases of mineralisation. Based on the consistent grade and continuity, we expect that this vein will also be added to our updated resource model.

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

Complete drilling results are disclosed on our website at www.argentexmining.com.

Metallurgical Testing

This program was designed to recover metallurgical samples to investigate heap leaching and milling processes. Based on our current concept of project economics, geochemistry and mineralogical characteristics, five major veins were chosen for the sampling:

•	Marta Este (Ag-Au quartz-rich vein)
•	Marta Norte (Ag quartz-rich vein)
•	Marta Centro (Ag-In-Zn-Pb polymetallic vein)
•	Ivonne-Ivonne Norte (Au-In-Cu polymetallic vein)
•	Tranquilo (Ag-rich quartz vein, with polymetallic vein clasts)

Highlights included:

•

Preliminary heap leach column test work on oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.

•	Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.

•	Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

Floatation and Cyanidation Tests

The diamond drill holes drilled in fiscal 2014 were located in an effort to add new information on each vein for subsequent resource calculations; each new hole was located in the vicinity of previous holes with average silver and gold grades. Holes were selected for both oxide and primary mineralisation so that mill testing could be done on both types of material. An intersection from one historical hole in the Ivonne Norte vein (hole P356-11) was included in the test sample. We retained G&T Metallurgical Services Ltd. of Kamloops, B.C. to conduct preliminary flotation and leaching metallurgical tests on Pingüino mineralisation. In total, 324.52 kg of diamond drill core was sent to the lab, from which two initial composites from Marta Centro and Marta Este were chosen for preliminary bench-scale grinding and flotation studies. Following this preliminary testing, we intend to investigate leaching of the flotation tails. The goal of this testing is to increase overall gold and silver recoveries while getting more information on reagent consumptions.

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

•

Preliminary heap leach column test work on oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.

•	Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.
•	Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

Santa Cruz Properties (excluding Pinguino)

We own interests in 12 additional mineral claims in the Santa Cruz Province of Argentina that we have historically referred to as our “Santa Cruz properties”. The Santa Cruz properties are comprised of nine individual properties known as Plata Leon (one claim), Condor (six claims), Contreras (two claims), Nuevo Oro (one claim) and the Diamante (two claims). During the year, we dropped 7 mineral claims in the province of Santa Cruz. Our Condor property is described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Alto Condor	400.720/SCRN/07	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,000
Condor Manifestacion de Descubrimiento (1)	414.085/CID/00	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,500
Condor Pertinencia 1(2)	414.085/CID/00	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 2(2)	414.085/CID/00	SCRN Properties Ltd.	Pertinencias	6
Condor Pertinencia 3(2)	414.085/CID/00	SCRN Properties Ltd.	Pertinencias	6

Notes:
(1)	Contained within the area of the Condor manifestacion de descubrimiento and the Condor cateo.
(2)	Contained within the area of the Condor cateo.

The balance of the Santa Cruz properties are described as follows:

Claim Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Plata Leon	407.423/06	SCRN Properties Ltd.	Cateo	10,000
Diamante 1	407.929/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,906
Diamante 2	407.928/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,862

Claim Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Contreras Oeste	424.987/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,937
Contreras Este	424.988/SCRN/10	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,622
Nuevo Oro 2	407.934/03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,951

(a)

The map of the Province of Santa Cruz below, shows the location of each of our Santa Cruz properties (each number represents a project, with 1 for Pingüino, 2 for Diamante, 3 for Condor, 4 for Contreras and 5 for Nuevo Oro):

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

We did not conduct any significant exploration activities on our Contreras property or our other projects in Santa Cruz during the year ended January 31, 2015.

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

Rio Negro Properties

Acquisition and Location

We own interests in one cateo and ten manifestacions de descubrimiento located in the Los Menucos epithermal gold district of Rio Negro province. These Rio Negro properties, which cover an aggregate of 70,387 hectares, are described as follows:

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Catre 3	37.115-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	6,411
Catre 4	37.116-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	8,770
Catre 5	37.117-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	8,443
Catre 6	37.118-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	1,226
Catre 7	37.119-12	SCRN Properties Ltd	Manifestacion de Descubrimiento	3,407
Mochas 2	28.045-03	SCRN Properties Ltd.	Cateo	9,960

Property Name	Expediente No. (File No.)	Registered Holder	Claim Type	Size (Hectares)
Mochas 3	28.046-03	SCRN Properties Ltd.	Cateo	9,878
Menucos 6	28.036-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 7	28.037-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,880
Menucos 8	28.038-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,959
Menucos 9	28.039-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,999
Menucos 10	28.040-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,730
Menucos 11	28.041-03	SCRN Properties Ltd.	Manifestacion de Descubrimiento	1,840
Menucos 12	28.042-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,920
Menucos 13	28.043-M-2003	SCRN Properties Ltd.	Manifestacion de Descubrimiento	2,965

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

During the year ended January 31, 2014 we undertook follow-up work to test historical work on our Clapperton property, located approximately 25kilometers NE of the town of Merritt. Historical work by Canadian Occidental Petroleum in 1975 and 1976 identified a copper soil anomaly (only Cu and Mo were assayed for) in the central south portion of the Property with coincident quartz, chalcopyrite, epidote, chlorite, malachite veins and veinlets in granodioritic host rock. Rock chip samples confirmed the presence of Cu in narrow veinlets in the central southern part of the property, but these did not show any other precious metals (see table below).

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

Years Ended January 31, 2015 and 2014

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

Expenses

Mineral Exploration Activities

Our mineral exploration expenses during the year ended January 31, 2015 and 2014 were as follows:

Year ended January 31, 2015	Year ended January 31, 2014	Decrease
$485,904	$1,642,510	$1,156,606

In note 7 of our January 31, 2015 financial statements we have provided a detailed breakdown of our mineral exploration expenses. Most of these expenditures were incurred on our Pingüino project; those that were significant are disclosed in the table below.

The most significant mineral exploration expense during the year ended January 31, 2015 was the cost to update our Pingüino Resource Estimate, while during the prior year we had a drill program of 3,003 metres and a trenching program.

During our fourth quarter ended January 31, 2014, we placed the camp at Pingüino on care and maintenance and reduced the number of employees working there. During our first quarter ended April 30, 2014, we further reduced the number of our employees working on our Pingüino project and the camp remains on care and maintenance status. We anticipate that we will continue to avoid significant camp, salary and supply costs whilst we are focused on corporate level development and evaluation of potential small scale production scenarios.

	Year ended	Year ended
	January 31,	January 31,	Increase
	2015	2014	(Decrease)
Assaying, testing and analysis	$19,554	$74,840	$(55,286)
Camp and supplies	57,102	372,685	(315,583)
Claim maintenance	59,901	42,629	17,272
Drilling	-	425,463	(425,463)
Engineering	148,136	22,415	125,721
Geological and geophysical	57,815	254,819	(197,004)
Salaries and benefits	81,035	269,537	(188,502)
Other	15,721	76,765	(61,044)
Total expenses at Pinguino	$439,264	$1,539,153	$(1,099,889)

The decrease in our mineral exploration expenses during the year ended January 31, 2015 was primarily due to the difference in the scope of our fiscal 2014 exploration program at our Pingüino Property, which consisted of 3,003 metres of drilling in 58 holes. In comparison, our fiscal 2015 consisted primarily of updating our Pingüino Resource Estimate.

General and Administrative

Our general and administrative expenses for the years ended January 31, 2015 and 2014 were as follows:

Year ended January 31, 2015	Year ended January 31, 2014	Decrease
$1,180,827	$2,353,083	($1,172,256)

Our significant general and administrative expenses for the years ended January 31, 2015 and 2014 are summarized in the table below. The decrease in general and administrative expenses during the year ended January 31, 2015 reflects our cost reduction efforts, as well as a lower level of overall activity than during the year ended January 31, 2014. In addition, during the year ended January 31, 2014 we incurred a foreign exchange loss of $283,632 (January 31, 2015-$32,004), most of which was a result of the devaluation of the Argentine peso in January 2014.

Included in our general and administrative expenses during the year ended January 31, 2015 and 2014 are costs of $84,219 and $473,204, respectively, related to discussions of a business combination with Austral Gold, negotiation of our 2013 financing and depreciation of $60,040 (January 31, 2014-$61,414). The table below shows the effect of excluding these expenses.

	Year ended	Year ended
	January 31,	January 31,		Increase
	2015	2014		(Decrease)
Consulting	$395,531	$651,776		$(256,245)
Foreign exchange loss	32,004	283,632		(251,628)
Professional	162,134	459,604		(297,470)
Salaries and benefits	295,859	372,806		(76,947)
Other	295,299	585,265		(289,966)

General and administrative	$1,180,827	$2,353,083		$(1,172,256)

Expenses related to activities with Austral Gold	(84,219)	(473,204	)(1)	388,985
Depreciation	(60,040)	(61,414)		1,374

General and administrative excluding expenses related to activities with Austral Gold and depreciation	$1,036,568	$1,818,465		$(781,897)

(1)	Reported as $470,319 in our May 21, 2014 20-F for the year ended January 31, 2014.

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

Expenses

Mineral Exploration Activities

Our mineral exploration expenses were $1,642,510 during the year ended January 31, 2014, a decrease of $3,505,163, or 68%, from $5,147,673 during the year ended January 31, 2013. In note 7 of our January 31, 2015 financial statements we have provided a detailed breakdown of our mineral exploration expenses. The majority of these expenditures were incurred on our Pinguino project and are summarized in the following schedule.

	Year ended	Year ended
	January 31,	January 31,	Increase
	2014	2013	(Decrease)
Assaying	$74,840	$178,337	$(103,497)
Camp and supplies	372,685	1,141,699	(769,014)
Drilling	425,463	1,680,359	(1,254,896)
Engineering	22,415	666,707	(644,292)
Geological and geophysical	254,819	281,229	(26,410)
Metallurgical	11,230	264,543	(253,313)
Salaries and benefits	269,537	699,328	(429,791)
Other	108,164	102,497	(5,667)
Total expenses at Pinguino	$1,539,153	$5,014,699	$(3,475,546)

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

General and Administrative

As summarized in the schedule below, our general and administrative expenses (total expenses excluding mineral property interests and stock-based compensation) were $2,353,083 during the year ended January 31, 2014, an increase of $235,224 or 11% from $2,117,859 during the year ended January 31, 2013. The increase was primarily due to a foreign exchange loss of $283,632 during the year ended January 31, 2014, most of which was a result of the devaluation of the Argentine peso in January 2014, as compared to a foreign exchange gain of $108,848 during the year ended January 31, 2013, as well as increases in director fees, professional fees and salaries and benefits. The increase was partially offset by a reduction in office and sundry expenses, shareholder and investor relations expenses, and travel expenses. Expenses related primarily to our July 2, 2013 financing and our discussion of a business combination with Austral Gold incurred during the year ended January 31, 2014 totaled $473,204(1). General and administrative expenses excluding this amount and excluding the foreign exchange loss during the year ended January 31, 2014 totaled $1,599,132, a decrease of $627,575, or 28.2%, from $2,226,707 during the year ended January 31, 2013, after adjusting for a foreign exchange gain of $108,848.

(1)	Reported as $470,319 in our May 21, 2014 20-F for the year ended January 31, 2014.

	Year ended	Year ended
	January 31,	January 31,	Increase
	2014	2013	(Decrease)
Consulting	$651,776	$640,879	$10,897
Foreign exchange loss (gain)	283,632	(108,848)	392,480
Professional	459,604	420,027	39,577
Salaries and benefits	372,806	340,229	32,577
Shareholder and investor relations	90,002	248,868	(158,866)
Travel	56,788	172,929	(116,141)
Other	438,475	403,775	34,700

General and administrative	2,353,083	2,117,859	235,224

Expenses related to activities with Austral Gold	(473,204)	-	(473,204)
Depreciation	(61,414)	(65,760)	4,346
General and administrative excluding expenses related to activities with Austral Gold and depreciation	$1,818,465	$2,052,099	$(233,634)

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

At January 31, 2015 we had $590,925 in cash and cash equivalents and the US dollar equivalent of $477,606 in Argentine pesos in a fund managed by an international brokerage firm. Our working capital1 decreased by $1,622,858 to $971,420 at January 31, 2015 from $2,594,278 at January 31, 2014. During the year ended January 31, 2015, our Argentine borrower repaid approximately $260,000, the balance owed under our loan agreement, plus applicable taxes of $17,097.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

[1] Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Raising exploration capital in the current financial market has continued to be difficult for junior exploration companies. In addition, mineral resource companies with activities in Argentina have experienced additional negative sentiment due to inflation and political uncertainty in that country. As a result, we have scaled back our exploration plans and reduced our general and administrative expenses in an effort to conserve our available capital while we focus on diversifying our operations and developing our strategic alternatives.

As disclosed in note 3 of our financial statements, the continuation of our company as a going concern is dependent upon the continued financial support of our shareholders, our ability to obtain financing and attain profitable operations, or the sale, option or joint venture of one or more of our resource properties. We plan to obtain sufficient working capital to execute our business plans through the sale of additional equity or new strategic relationships but we provide no assurance that we will be able to do so.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $1,796,331 during the year ended January 31, 2015 as compared to $3,978,977 during the year ended January 31, 2014. The decrease is primarily due to decreases in our administrative expenses and mineral property exploration activities during the year ended January 31, 2015 as compared to January 31, 2014, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was $195,800 during the year ended January 31, 2015 as compared to $238,926 during the year ended January 31, 2014. During the year ended January 31, 2015, we paid $875,655 equivalent in Argentine pesos to purchase units of a fund managed by an international broker dealer in Argentina. We have since sold some of those units for proceeds of $403,730. In addition, we received the final loan installment repayments in Argentine pesos, equivalent to $277,097, including taxes of $17,097. These loan installments were related to our loan that we made during fiscal 2014 to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar.

During the year ended January 31, 2014, we made a loan in the amount of $12,408,500 pesos (equivalent to $2.3 million). The purpose of that loan was to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar. During the year ended January 31, 2014, we received the loan installment repayments in Argentine pesos, equivalent to $2,040,000, including taxes of $27,771.

We used $ 972 (2014-$6,197) to purchase equipment during the year ended January 31, 2015.

Cash from Financing Activities

Net cash provided by financing activities during the year ended January 31, 2015 was $nil, as compared to $4,733,147 during the year ended January 31, 2014. On July 2, 2013, we completed a private placement with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A., in which we sold 8,632,000 Units to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2,300,000 to Austral Gold S.A. for aggregate gross proceeds of $4,733,147 (CDN$4,975,484).

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our securities to raise capital.

Because the strike price of all of our warrants and our stock options is significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options over the next year.

Capital Management

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, we include our cash and cash equivalent balances, short-term investments and components of shareholders’ equity.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

We are not currently subject to externally imposed capital requirements. There were no changes in our approach to capital management during the year ended January 31, 2015.

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

F.	Contractual Obligations

As at January 31, 2015 we had the following contractual obligations:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$74,820	$69,406	$5,414	$nil	$nil
Consulting	$106,205	$106,205	$nil	$nil	$nil

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$5,734 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, we renewed our agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $833 per month for the first year and ARS $9,360 or approximately $1,083 per month for the second year. As of January 31, 2015, approximately $17,157 remained outstanding under the lease.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name Province/State Country of Residence	Age	Positions with the Company	Period Served with the Company
Michael Brown British Columbia, Canada	45	Director Chief Executive Officer and President	December 21, 2012 to present August 1, 2012 to present
Jeff Finkelstein British Columbia, Canada	54	Chief Financial Officer, Corporate Secretary and Treasurer	January 7, 2011 to present
Richard Thibault Turks & Caicos Islands	59	Director	February 9, 2006 to present
Patrick Downey British Columbia, Canada	55	Director	September 18, 2008 to present
Stephen Hanson British Columbia, Canada	48	Director	May 11, 2010 to present
Rob Henderson British Columbia, Canada	52	Director	August 1, 2012 to present
Wayne Hubert, Utah, USA	52	Director	July 2, 2013 to present
Don Siemens, British Columbia, Canada	68	Director	November 19, 2013 to present

Michael Brown, Chief Executive Office, President and Director

Mr. Brown is currently the President and Chief Executive Officer of our Company, a position he has held since August 2012. Mr. Brown has 19 years of experience in resource industries. He was formerly the Vice President of Energy – Kinross Gold Corp. from June 2009 to February 2012. Prior to that, he was the Development Manager at Pacific Hydro from 2002 to April 2009. He has led exploration and resource development programs in prolific mineral regions such as Western Australia, Chile, Argentina and Indonesia (Rio Tinto, Homestake and Phelps Dodge) and has participated in the development of multiple $100 million dollar plus projects in Latin America. He is also currently and has been a director of Reservoir Capital Corp. (TSX-V:REO) since 2012. Mr. Brown holds an MBA from the University of Melbourne, and a double Science (Hons - Geology) and Arts Degree, from the University of Melbourne. Mr. Brown is fluent in English and Spanish. In September, 2013 Mr. Brown became a member of the Australian Institute of Geoscientists, which qualifies him as a Qualified Person under National Instrument 43-101.

Jeff Finkelstein, Chief Financial Officer, Corporate Secretary and Treasurer

Mr. Finkelstein is a Chartered Accountant with over 20 years financial experience working primarily in the mining, renewable energy and technology sectors. Mr. Finkelstein is currently the Chief Financial Officer of our Company, a position he has held since January 2011. He was Chief Financial Officer of Canada Renewable Bioenergy Corporation from January 2011 to August 2013. He was also Chief Financial Officer of Sierra Geothermal Power Corp. from April 2008 to September 2010, a company acquired by Ram Rower, Corp. in September 2010. He held positions of Chief Financial Officer and Controller of SmarTire Systems from February 1999 to March 2008. From May 1996 to February 1999, he held the positions of Controller for Silver Standard Resources and Golden Knight Resources.

Mr. Finkelstein received his CA designation in 1990 and holds a Bachelor of Arts (majoring in economics) (1982) and a Bachelor of Commerce (with Honours, 1985), both from the University of Manitoba.

Richard Thibault, Director

Mr. Thibault is a registered mining engineer with over 35 years of experience in engineering, operations, management and consulting experience in North and South America and is currently the President and Principal at The AVOT Group, a consultancy to the mining industry. From 2007 to March 2013, he was Chief Executive Officer and Director of Antioquia Gold Inc. (TSX-V:AGD) a publicly traded company with mining interests in Colombia. From 1996 to 2006, Mr. Thibault worked in in Argentina, Bolivia, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela. While based in Buenos Aires, Argentina he held the position of President of High American Gold Inc., a publicly traded junior mining company, and Managing Director of Procesadora de Boratos Argentinos S.A., a private industrial mineral company. In Santiago, Chile he was the General Manager of the consulting firm BGC-AVOT Engineering Inc. In 2006/07, he held the position of Vice President, Minerals of Daleco Resources Corp., a United States based publicly traded company. Before moving to South America, he worked for Fording Coal Ltd., a Canadian based company, in progressively responsible positions. Mr. Thibault is also a director of Puma Exploration Inc. (TSX-V:PUM). Mr. Thibault has a B.Sc. (Mining Engineering) from Queen’s University of Canada (1978) and is fluent in English, Spanish and French.

Patrick Downey, Director

Mr. Downey is an independent mining executive. He served as President and Chief Executive Officer of Elgin Mining Inc. (TSX: ELG), a TSX listed company, focused on the exploration and development of gold properties located in Canada, the US and Mexico, from June 2011 until it was acquired by Mandalay Resources in September 2014. Mr. Downey served as President, Chief Executive Officer and a director of Aura Minerals Inc. (TSX: ORA), a TSX-listed company that is focused on the acquisition, exploration, development and operation of gold and base metal properties in the Americas, from April 2007 to June 2011 and has over 25 years of international experience in the resource industry. Mr. Downey was President, Chief Executive Officer and director of Viceroy Exploration Ltd. prior to its acquisition by Yamana Gold Inc. in 2006 for CDN$600 million (approximately US$600 million). Prior to that, he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp., which was purchased in 2006 by Companhia Vale do Rio Doce for over $800 million. He has held senior engineering positions at several large-scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is also a member of the board for a number of resource companies in the mining sector. Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen’s University in Belfast, Ireland and is a registered member with the Association of Professional Engineers and Geoscientists of British Columbia.

Stephen Hanson, Director

With over 20 years of finance and corporate development experience, Mr. Hanson is currently the President and a director of International Frontier Resources Corporation, (TSX.V: IFR) a position he has held since November 2013. Mr. Hanson is also the CEO of Carolina Capital Corp., (TSX.V: CQC) a position he has held since February 2013. Mr. Hanson is and has been a director of Carolina Capital Corp. since July 2010. Mr. Hanson has been the President of Discovery Management Services Ltd., since 2002, a venture capital consulting firm assisting early-stage companies in the development of short and long-term financing strategies. Mr. Hanson served as Chairman and Managing Director of Van Arbor Asset Management, an award winning equity money management firm from 2004 until 2008, which he founded in 2003. Van Arbor Asset Management was bought by ZLC Private Investment Management in 2008. In 2009, Mr. Hanson served as President and CEO of PanAsian Petroleum, an Oil and Gas Company that during his tenure was acquired by Ivanhoe Energy. In 2011/2012 Mr. Hanson was a Director of Lion Petroleum Corp., a private Oil and Gas Company focused on East Africa bought by Taipan Resources. He has served on numerous private and public company boards.

Rob Henderson, Director

Mr. Henderson is a professional engineer with 29 years of international experience in operating, building and acquiring mineral properties. Mr. Henderson is the President and Chief Operating Officer with Amerigo Resources Ltd., which has operations in Chile. He was appointed as Chief Operating Officer in June 2012 and was promoted to President and Chief Operating Officer on October 1, 2013. From 2004 to 2012, he led a team of mining professionals at Kinross Gold Corporation ultimately serving as Senior Vice President Technical Services responsible for mine planning, mineral resources and reserves, and energy Prior to Kinross, Mr. Henderson worked in mine operations with Rand Mines and De Beers and then with SNC Lavalin and Hatch delivering engineering services to international mining clients.

Mr. Henderson holds a BSc. Chemical Engineering degree and a Masters in Business Administration degree both from the University of Cape Town, South Africa.

Wayne Hubert, Director

Mr. Hubert is a highly experienced and accomplished mining executive with over 20 years' experience working in the South American resources sector. Mr. Hubert has been a mining consultant since January 2011. From September 2006 until December 2010 he was the Chief Executive Officer of ASX-listed Andean Resources Limited ("Andean"), and led the team that increased Andean's value from CDN$70 million to CDN$3.6 billion in four years. Andean was developing a world-class silver and gold mine in Argentina when it was acquired by Goldcorp Inc.

Mr. Hubert, B.Sc. (Engineering), MBA, has also held executive roles for Meridian Gold with experience in operations, finance and investor relations. Currently he is a Director of Austral Gold Limited (ASX:AGD), an Australian-based mining and exploration company focused on Latin America, a Director InZinc Mining Ltd. (TSX-V: IZN), formerly Lithic Resources Ltd. (TSX-V:LTH) and a Director of Midas Gold Corp (TSX:MAX).

Don Siemens, Director

Mr. Siemens specializes in corporate finance, cross-border transactions and mergers & acquisitions as an independent financial advisor. Mr. Siemens brings over 30 years of experience as a Chartered Accountant, including 8 years in public practice as a partner with major accounting firms, 8 years in senior executive positions in industry and 18 years as a self-employed financial services executive. He currently serves as a director for seven additional public companies: Hansa Resources Limited (TSX-V:HRL), Nikos Explorations Ltd. (TSX-V:NIK), Goldgroup Mining Inc. (TSX:GGA), Boss Power Corp. (TSX-V:BPU), Grande West Transportation Group Inc. (TXS-V:BUS), Great Western Minerals Group Ltd. (TSX-V:GWG), Wildcat Silver Corporation (TSX-V:WS) and Atlantic Gold Corporation (TSX-V:AGB). Mr. Siemens was previously the Partner-in-Charge of Thorne Ernst & Whinney's (now KPMG) Vancouver office Financial Advisory Services group. Mr. Siemens obtained a Chartered Accountant designation in 1972, and a B.A. from the University of British Columbia.

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

B.	Compensation

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual i ncentive plans ($)	Long term incentive plans
Michael Brown Chief Executive Officer, President and Director	2015	224,554	Nil	Nil	Nil	Nil	Nil	9,390	233,944
Jeff Finkelstein Chief Financial Officer and Corporate Secretary	2015	Nil	Nil	Nil	Nil	N/A	Nil	162,522	162,522
Peter Ball (3) Former Executive VP of Corporate Development	2015	Nil	Nil	Nil	Nil	Nil	Nil	14,464	14,464

Notes

(1)	Peter A. Ball was appointed as our Executive Vice President Corporate Development on March 11, 2011 and resigned from our Company on February 28, 2014.

C.	Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on November 12, 2014 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

The members of our Audit Committee are:

Member	Independent(1)	Financially Literate(2)
Don Siemens	Yes	Yes
Richard Thibault	Yes	Yes
Stephen Hanson	Yes	Yes

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

The members of our Compensation Committee are:

Member	Independent(1)
Wayne Hubert	Yes
Patrick Downey	Yes
Rob Henderson	Yes

Note:

(1)

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

Our compensation committee operates pursuant to a written charter adopted by our board of directors. Among other things, the charter calls upon the compensation committee to:

•	determine our compensation policy and all forms of compensation for our officers and directors;

•	review bonus and stock and incentive compensation arrangements for our other employees; and

•	administer our stock option plan.

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

As of January 31, 2015, 2014, and 2013, we employed approximately 9, 16 and 24(1) people,respectively. The following table provides a breakdown by main category of activity and geographic location.

Year	Total Employees	Main Category of Activity		Geographic Location
		Exploration	Administration	Argentina	Canada
2015	9	5	4	6	3
2014	16	10	6	12	4
2013	24	17	7	19	5

(1) Reported as 20 employees in our 2014 and 2013 20-F’s.

The number of employees employed has decreased from 2013 as a result of less exploration activity in 2014 and 2015.

E.	Share Ownership

As of May 26, 2015, our directors and officers owned, directly or indirectly, the following common shares:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Michael Brown	1,042,000 (2)	1.16%
Patrick Downey	1,150,000 (3)	1.29%
Jeff Finkelstein	512,500 (4)	*%
Stephen Hanson	259,500 (5)	*%
Rob Henderson	550,000 (6)	*%
Wayne Hubert	300,000 (7)	*%
Don Siemens	Nil	0%
Richard Thibault	375,000 (8)	*%

Notes:

*	Less than 1%

(1)

Based on 88,941,317 shares of common stock issued and outstanding as of May 26, 2015. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

(2)	Includes 1,000,000 stock options which may be exercised into common shares at approximately $0.24 (CDN$0.305) per stock option until October 31, 2015.

(3)

Includes 250,000 stock options which may be exercised into common shares at approximately $0.24 (CDN$0.305) per stock option until October 31, 2015 and 300,000 stock options which may be exercised into common shares at approximately $0.04 (CDN$0.05) per stock option until February 24, 2018.

(4)

Includes 500,000 stock options which may be exercised into common shares by a company controlled by Mr. Finkelstein of which 250,000 stock options are exercisable at approximately $0.24 (CDN$0.305) per stock option until October 31, 2015 and 250,000 stock options are exercisable at approximately $0.90 (CDN$1.15) per stock option until August 23, 2016.

(5)	Includes 250,000 stock options which may be exercised into common shares at approximately $0.24 (CDN$0.305) per stock option until October 31, 2015.

(6)

Includes 250,000 stock options which may be exercised into common shares at approximately $0.24 (CDN$0.305) per stock option until October 31, 2015 and 300,000 stock options which may be exercised into common shares at approximately $0.04 (CDN$0.05) per stock option until February 24, 2018.

(7)	Includes 300,000 stock options which may be exercised into common shares at approximately $0.04 (CDN$0.05) per stock option until February 24, 2018.

(8)	Includes 250,000 stock options which may be exercised into common shares at approximately $0.24 (CDN$0.305) per stock option until October 31, 2015.

2012 Stock Option Plan

On July 19, 2012, our board of directors adopted our 2012 stock option plan. The purpose of our 2012 stock option plan is to advance the interests of our company by encouraging our directors, officers, employees and consultants to acquire common shares, thereby increasing their proprietary interest in our company, encouraging them to remain associated with our company and furnishing them with additional incentive in their efforts on behalf of our company in the conduct of their affairs.

The common shares to be offered under our 2012 stock option plan are to consist of stock options to acquire up to a maximum of 10% of the number of issued and outstanding common shares at the time of the grant. The aggregate number of common shares to be delivered upon the exercise of all stock options granted under our 2012 stock option plan is not to exceed the maximum number of common shares permitted under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. If any stock option granted under our 2012 stock option plan expires or terminates without having been exercised in full, the unpurchased common shares will again be available for the purpose of our 2012 stock option plan.

ITEM 7	Major Shareholders and Related Party Transactions

As of May 26, 2015, there were 88,941,317 common shares of our company issued and outstanding. To the best of our knowledge, the following table sets forth persons known to us to be the beneficial owners of five percent (5%) or more of our common shares:

Name	Amount Owned	Percentage of Class
Austral Gold Limited	17,779,500 (2) (3) (4)	19.9%
International Finance Corp.	10,804,706 (5)	12.2%

Notes

(1)	Based on 88,941,317 common shares of our company issued and outstanding as of May 26, 2015. We have no preferred shares issued and outstanding.

(2)

Includes 8,632,000 common shares owned by Austral Gold Limited, 448,500 common shares owned by Guanaco Mining Company Corp., a subsidiary of Austral Gold Limited, 8,632,000 common shares owned by Austral Gold Argentina S.A., a subsidiary of Austral Gold Limited, and 67,000 common shares owned by Dolphin Fund Plc, an investment fund managed by the Chairman of the Board of Austral Gold Limited.

(3)

Excludes 4,316,000 common shares that may be issued upon the exercise of 4,316,000 share purchase warrants currently owned by Austral Gold Limited and 4,078,915 common shares that may be issued upon the exercise of 4,316,000 share purchase warrant owned by Austral Gold Argentina S.A., a subsidiary of Austral Gold Limited, none of which may be exercised if such exercise would result in Austral Gold Limited (and its subsidiary) owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise.

(4)

Pursuant to an investment agreement dated July 2, 2013 with Austral Gold Limited, Austral Gold Limited is entitled to nominate one member of our board of directors, an Assistant Secretary and one member of our Technical Advisory Board. The investment agreement also entitles Austral Gold Limited (and its affiliates) to certain anti-dilution rights. In the investment agreement, Austral Gold Limited agreed that it (and its affiliates) would not initiate or support any effort to gain control of our company and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of our company unless otherwise agreed to by us, and both Austral Gold Limited and we agreed to discuss a potential business combination. The investment agreement remains in effect until such time as Austral Gold Limited (together with its affiliates) owns less than 10% of the issued and outstanding shares of our company.

(5)

Excludes 10,804,706 common shares that may be issued upon exercise of 10,804,706 share purchase warrants. International Finance Corporation has entered into an undertaking with our company which restricts International Finance Corporation from exercising such warrants if it will result in International Finance Corporation owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise. As of May 26, 2015 International Finance Corporation could exercise 8,717,240 of their share purchase warrants, provided no other common shares were issued by us.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of April 30, 2015, Computershare Investor Services Inc., our registrar and transfer agent, reported that our company’s 88,941,317 common shares were held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	17,553,052	19.74%	9

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
United States	51,684,215	58.11%	16
Argentina	8,762,000	9.85%	9
Australia	8,632,000	9.71%	1
Other	2,310,050	2.60%	23
Total	88,941,317	100%	58

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from February 1, 2014 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

All related party transactions were measured at the amount of consideration established and agreed to by the related parties.

Our subsidiary, SCRN Properties Ltd., employs Orlando Rionda as its full-time legal representative in Argentina. Mr. Rionda performs administrative tasks on a full-time basis and looks after our local mineral claims management, accounting, field logistical support, legal administration, field staffing and other matters in Argentina. Since April 2012, our subsidiary paid Mr. Rionda $7,500 per month plus benefits. Effective May 2014, Mr. Rionda’s fees were reduced to $4,500 per month plus benefits.

During the year ended January 31, 2015, we paid director fees of $27,245 to our six independent directors. In accordance with our director compensation policy, each of our independent directors receives an annual retainer CDN$5,000. However, subsequent to year-end, recognizing market conditions, the Board approved the payment of the annual director fee to the independent directors in stock options or cash, subject to each Director’s discretion. Subsequent to year-end, three of our six independent directors elected to receive their fiscal 2016 annual retainer in stock options and were each issued 300,000 stock options at an exercise price of $0.04 (CDN$0.05) per share.

In June, 2012, we made an offer of employment to Michael Brown and signed a term sheet with Mr. Brown to act as our President and Chief Executive Officer. Effective August 1, 2012 we and Mr. Brown signed an employment agreement, pursuant to which we agreed to pay to Mr. Brown an annual salary of approximately $196,675 (CDN$250,000) plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary.

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with Michael Brown, our President and Chief Executive Officer, providing for a temporary reduction of his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that Mr. Brown’s annual salary will temporarily be decreased to $147,506 (CDN$187,500) per annum, which works out to a temporary reduction of $4,097 (CDN$5,208) per month. If our company experiences a change of control, Mr. Brown would be reimbursed for up to six months’ worth of the temporary reduction.

During the year ended January 31, 2015, we paid or accrued salary and benefits of $233,944 to Michael Brown, our President and CEO under the terms of an employment agreement. As at January 31, 2015 we have accrued $7,299 in respect of unused vacation by our President and CEO.

Effective January 1, 2012, we renewed an independent contractor agreement with JBD Consulting Ltd., a company owned or controlled by Jeff Finkelstein, our Chief Financial Officer, whereby JBD Consulting Ltd. agreed to provide the services of Mr. Finkelstein to our company in consideration for, among other things, a monthly cash fee of approximately $11,800 ($CDN15,000), due at the end of the month. This agreement automatically renewed for twelve months on January 1, 2013. On October 1, 2014, but with effect from January 1, 2014, we revised and renewed our independent contractor agreement with a company controlled by our CFO to provide for the payment in certain circumstances of a termination fee in one lump sum equal to the amount of the monthly consulting fee for nine months. Furthermore, if we terminate the independent contractor agreement for any reason other than for cause within nine months after the occurrence of a change of control, we will be required pay, in lieu of the termination fee, an amount equal to twenty-four months of the monthly consulting fee.

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like ours in the capital markets, we entered into an amending agreement with a company controlled by our Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will temporarily be decreased to $8,850 (CDN$11,250) per month, which works out to a temporary reduction of $2,950 (CDN$3,750) per month. If our Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.

During the year ended January 31, 2015, we paid or accrued consulting fees of $162,522 to JBD Consulting Ltd. As at January 31, 2015 we have accrued $8,611 in respect of unused vacation by our Chief Financial Officer.

Effective March 1, 2012, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital, a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of approximately $11,800 (CDN$15,000), due at the end of the month. In addition, by letter agreement dated March 16, 2012, we agreed to pay to Mr. Ball, and Mr. Ball agreed to accept, a monthly supplement to the consulting fee in the amount of approximately $1,967 (CDN$2,500) for each month during which Mr. Ball continued to serve as our interim President. This agreement automatically renewed for twelve months on March 1, 2013. The consulting agreement expired on February 28, 2014, was not renewed and a voluntary payment of $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax was paid to a company controlled by Peter Ball on February 26, 2014. As at January 31, 2015, there was no amount owed to this company.

ITEM 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with US generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in US dollars.

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of MORGAN & COMPANY LLP, Chartered Accountants dated May 20, 2015 on the Financial Statements as at January 31, 2015

2.	Consolidated Balance Sheets at January 31, 2015 and 2014;

3.	Consolidated Statements of Operations for the years ended January 31, 2015, 2014, and 2013;

4.	Consolidated Statements of Stockholders Equity (Deficit) for the years ended January 31, 2015, 2014, and 2013;

5.	Consolidated Statements of Cash Flows for the years ended January 31, 2015, 2014, and 2013; and

6.	Notes to the Consolidated Financial Statements.

The audited financial statements for the years ended January 31, 2015, 2014, and 2013 can be found under Item 18 “Financial Statements”.

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

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of May 26, 2015, there were 88,941,317 common shares of our company outstanding and no preferred shares outstanding.

Market Price

The annual high and low market prices for our common shares for each of the five most recent full fiscal years were as follows:

Year Ended	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2015	$0.10	$0.02	$0.03	$0.12
January 31, 2014	$0.29	$0.08	$0.31	$0.07
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2015	$0.05	$0.02	$0.12	$0.03
October 31, 2014	$0.08	$0.05	$0.16	$0.10
July 31, 2014	$0.10	$0.05	$0.17	$0.07
April 30, 2014	$0.10	$0.05	$0.33	$0.095
January 31, 2014	$0.12	$0.08	$0.12	$0.08
October 31, 2013	$0.15	$0.10	$0.16	$0.10
July 31, 2013	$0.15	$0.07	$0.17	$0.07
April 30, 2013	$0.33	$0.10	$0.33	$0.095

The high and low market prices of our common shares for each of the most recent six months, from November 1, 2014 through April 30, 2015 were as follows:

Month Ended	OTCQB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
April 30, 2015	$0.04	$0.024	$0.06	$0.03
March 31, 2015	$0.022	$0.015	$0.02	$0.02
February 28, 2015	$0.023	$0.017	$0.04	$0.02
January 31, 2015	$0.035	$0.021	$0.04	$0.03
December 31, 2014	$0.037	$0.025	$0.05	$0.03
November 30, 2014	$0.058	$0.034	$0.06	$0.05

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are exclusively traded on the TSX Venture Exchange, the OTCQB and the Frankfurt Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Continuation

On April 29, 2011, our shareholders approved the change of corporate jurisdiction of our company from the State of Delaware to the Province of British Columbia, Canada. We began filing the documents necessary to effect this change on June 3, 2011. On June 3, 2011, our subsidiary SCRN Properties was continued into the Province of British Columbia. On June 3, 2011, our company merged into its wholly-owned Nevada subsidiary (which was incorporated in the State of Nevada for this sole purpose) and, on June 8, 2011, our company was continued from the State of Nevada and into the Province of British Columbia, Canada. Our British Columbia incorporation number is C0912529.

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

Preferred Shares

Our company is authorized to issue preferred shares in one or more series. Subject to the Business Corporations Act (British Columbia), the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

•	determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
•	create an identifying name for the shares of that series, or alter any such identifying name; and
•	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

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

C.	Material Contracts

The material contracts to which we are a party which were entered into during the last two fiscal years are as follows:

1.	Investment agreement with Austral Gold Limited dated July 2, 2013. See “Item 4.B. Business Overview - Austral Gold Limited”.

2.	Consulting Agreement with JBD Consulting Ltd. and Jeffrey Finkelstein dated January 1, 2014. See “Item 7.B. Related Party Transactions”.

3.	Amending Agreement with Michael Brown dated May 1, 2015. See “Item 7.B. Related Party Transactions”.

4.	Amending Agreement with JBD Consulting Ltd. and Jeffrey Finkelstein dated May 1, 2015. See “Item 7.B. Related Party Transactions”.

D.	Exchange Controls

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

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments and our loan receivable. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or invested with an international registered broker dealer. Our loan receivable was with an Argentine Mutual (it has now been repaid in full). We had no credit risk on our loan as it was entirely repaid subsequent to year-end. We believe our risk to be low with our funds invested in an international broker dealer. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of May 26, 2015, we had approximately $336,000 in U.S. cash, $29,000 in Canadian cash and approximately $3.3 million in $AR (Argentine Pesos) of which $AR 3.2 million was invested with an international broker dealer.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar (“USD”), which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the USD. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies. The USD has strengthened over the past 12 months with more strength pronounced during the fourth quarter and subsequent to year-end. This has resulted in a decrease in our expenses as most of our expenses in Canada are paid in Canadian dollars and not related to the value of the USD. Although all of our expenses in Argentina are paid in Argentina pesos, the majority of these expenses are linked to the value of the USD.

At January 31, 2015, we were exposed to exchange risk through the following assets and liabilities denominated in currencies:

	Argentinian	CDN
	Peso	Dollar
Cash and cash equivalents	182,445	$54,997
Short-term investments	4,128,905	-
Receivables	37,385	863
Accounts payable	(170,081)	(7,335)
Long term debt	(246,778)	-
Net Exposure	(3,931,876)	$48,525

As a result of the strengthening of the U.S. Dollar against the Argentinian Peso and the CDN Dollar, the Company experienced a foreign exchange loss of $32,005 during the year (foreign exchange loss: 2014- $283,632; 2013: foreign exchange gain-$108,848).

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $50,100 in the net loss for the year ended January 31, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure.

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

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2015		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$590,925	$590,925	$2,615,966	$2,615,966
Short-term investments	Level 1	$477,606	$477,606	$-	$-
Receivables	Level 2	$4,848	$4,848	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable and accrued liabilities	Level 2	$127,696	$127,696	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$15,910	$15,910	$83,810	$83,810
Long term debt	Level 2	$28,546	$28,546	$34,966	$34,966

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2015. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

ITEM 12	Description of Securities Other Than Equity Securities

Not applicable.

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

As of January 31, 2015, the year-end period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our president and chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. The ineffectiveness of our disclosure controls and procedures was due to the existence of a material weakness in our internal control over financial reporting identified below.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate our internal control over financial reporting described below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of our internal control over financial reporting as of January 31, 2015 based on the criteria set forth in Internal Control – 2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review and evaluation of the 17 internal control principles by internal control component as presented in COSO’s 2013 Framework.

Based on this evaluation, management concluded that, as of January 31, 2015, our internal control over financial reporting was not effective. The ineffectiveness of our internal control over financial reporting was due to the Company’s limited resources and limited number of employees. The lack of internal independent financial review resources increases the possibility that a material misstatement of our annual or interim financial statements may not be prevented on a timely basis or detected and that the lack of these resources should therefore be considered a material weakness in our internal control over financial reporting according to the internal control framework.

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

Our board has determined that Don Siemens, chair of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of the Form 20-F.

Our board of directors has determined that Don Siemens, Stephen Hanson and Richard Thibault, all of the members of our audit committee, qualify as “independent” as that term is defined in NASDAQ marketplace rule 5605(a)(2).

ITEM 16B	Code of Ethics

Our board of directors has established a Code of Ethics and Business Conduct of Officers, Directors and Employees which applies to all of our officers, directors and employees. The Code of Ethics is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002, or “SOX”, and the TSX Venture Exchange, and is specifically applicable to our principal executive officer, principal financial and accounting officer and controller or persons performing similar functions. Among other matters, the Code of Ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	ethical and fair dealing with our financial institutions, suppliers, vendors, competitors, agents and employees;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	lawful and ethical conduct when dealing with public officials and government entities;

•	prompt internal reporting of violations of the Corporate Code of Conduct to appropriate persons identified in the code; and

•	accountability for adherence to the Code of Ethics.

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

Audit Fees

Our board appointed MORGAN & COMPANY LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended January 31, 2015 and January 31, 2014. The aggregate of fees billed by MORGAN LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2015 and 2014 were $36,828 and $37,944, respectively.

Audit Related Fees

For the fiscal years ended January 31, 2015 and January 31, 2014, the aggregate fees billed for assurance and related services by MORGAN & COMPANY LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $1,428 and $4,653, respectively.

Tax Fees

For the fiscal years ended January 31, 2015 and January 31, 2014, the aggregate fees billed for tax compliance by MORGAN & COMPANY LLP, Chartered Accountants, were $3,000 and $3,572, respectively.

All Other Fees

For the fiscal years ended January 31, 2015 and January 31, 2014, the aggregate fees billed by MORGAN & COMPANY LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $nil and $2,796, respectively.

Pre-Approval Policies and Procedures

The audit committee pre-approves all services provided by our independent auditors. All of the above services and fees were reviewed and approved by the audit committee before the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by MORGAN & COMPANY LLP, Chartered Accountants and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of MORGAN & COMPANY LLP, Chartered Accountants.

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

ARGENTEX MINING CORPORATION

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2015 and 2014 and
for the Years Ended January 31, 2015, 2014 and 2013

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Argentex Mining Corporation

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years ended January 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2015 and 2014 and the results of its operations and its cash flows for each of the three years ended January 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has generated significant losses from operations and has an accumulated deficit of $44,788,174 which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan & Company LLP”

May 20, 2015	Chartered Accountants

ARGENTEX MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2015 AND 2014
(Stated in U.S. Dollars)

	Note	2015	2014

ASSETS

Current assets
Cash and cash equivalents		$590,925	$2,615,966
Short-term investments	4	477,606	-
Receivables		4,848	4,238
Prepaid expenses and deposits		41,647	45,187
Loan receivable	5	-	260,000

Total current assets		1,115,026	2,925,391

Property and equipment	6	307,022	366,090

Mineral property interest	7	815,000	815,000

Total assets		$2,237,048	$4,106,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$127,696	$247,303
Due to related parties	10	15,910	83,810

Total current liabilities		143,606	331,113

Long term debt	9	28,546	34,966

Total liabilities		172,152	366,079

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding
Common stock, no par value, unlimited authorized Share capital-88,941,317 and 87,992,975 issued and outstanding	12	39,236,683	39,005,790
Additional paid-in capital		7,679,696	7,910,589
Accumulated deficit		(44,788,174)	(43,132,950)
Accumulated other comprehensive loss		(63,309)	(43,027)

Total stockholders' equity		2,064,896	3,740,402

Total liabilities and stockholders' equity		$2,237,048	$4,106,481

Going concern	3
Commitments	15
Subsequent events	17

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

		For the Years Ended
		January 31,
	Note	2015	2014	2013

Expenses

Consulting	10	$395,531	$651,776	$941,385
Depreciation		60,040	61,414	65,760
Director fees	10	27,245	93,727	225,797
Foreign exchange loss (gain)		32,004	283,632	(108,848)
Mineral property interests	7	485,904	1,642,510	5,147,673
Office and sundry		53,461	103,011	141,473
Professional		162,134	459,604	420,027
Rent		52,524	45,168	43,925
Salaries and benefits	10	295,859	372,806	543,256
Shareholder and investor relations		29,158	90,002	248,868
Tax on Argentine bank transactions and on assets		18,852	56,109	74,469
Transfer agent and filing		31,412	79,046	53,351
Travel		22,607	56,788	172,929

Loss before other items		(1,666,731)	(3,995,593)	(7,970,065)

Interest income		3,316	57,275	65,562
Miscellaneous income		17,097	27,271	-
Gain on short-term investments		61,439	-	-
Interest expense		(38,972)	(38,254)	(1,328)

Net loss for the year before income taxes		(1,623,851)	(3,949,301)	(7,905,831)

Income tax expense	16	(31,373)	(14,189)	(22,119)

Net loss for the year		(1,655,224)	(3,963,490)	(7,927,950)

Other comprehensive loss
Unrealized loss on foreign exchange translation		(20,282)	(18,689)	(44,182)

Comprehensive loss for the year		$(1,675,506)	$(3,982,179)	$(7,972,132)

Net loss per share - basic and diluted		$(0.02)	$(0.05)	$(0.11)

Weighted average number of shares outstanding - basic and diluted		88,860,773	79,524,172	71,669,755

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

	Preferred Stock
	Series A Convertible		Common Stock
							Accumulated
	Number				Additional		Other	Total
	of	Par	Number of	Share	Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Value	Shares	Capital	Capital	Deficit	Income (Loss)	Equity

Balance at January 31, 2012	-	$-	$71,437,317	$35,223,027	$5,994,447	$(31,241,510)	$19,844	$9,995,808

Exercise of stock options	-	-	240,000	81,600	-	-	-	81,600
Stock-based compensation	-	-	-	-	883,210	-	-	883,210
Net loss for the year	-	-	-	-	-	(7,927,950)	-	(7,927,950)
Foreign currency translation loss	-	-	-	-	-	-	(44,182)	(44,182)
Balance at January 31, 2013	-	-	71,677,317	35,304,627	6,877,657	(39,169,460)	(24,338)	2,988,486

Common stock issued for cash	-	-	8,874,824	2,014,889	418,258	-	-	2,433,147
Issuance of convertible debenture	-	-	-	-	2,300,000	-	-	2,300,000
Partial conversion of convertible debenture	-	-	7,440,834	1,686,274	(1,686,274)	-	-	-
Stock-based compensation	-	-	-	-	948	-	-	948
Net loss for the year	-	-	-	-	-	(3,963,490)	-	(3,963,490)
Foreign currency translation loss	-	-	-	-	-	-	(18,689)	(18,689)
Balance at January 31, 2014	-	-	87,992,975	39,005,790	7,910,589	(43,132,950)	(43,027)	3,740,402

Partial conversion of convertible debenture	-	-	948,342	230,893	(230,893)	-	-	-
Net loss for the year	-	-	-	-	-	(1,655,224)	-	(1,655,224)
Foreign currency translation loss	-	-	-	-	-	-	(20,282)	(20,282)

Balance at January 31, 2015	-	$-	$88,941,317	$39,236,683	$7,679,696	$(44,788,174)	$(63,309)	$2,064,896

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

		For the Years Ended
		January 31,
Note		2015	2014	2013

Cash flows used in operating activities
Net loss for the year		$(1,655,224)	$(3,963,490)	$(7,927,950)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		60,040	61,414	65,760
Gain on sale of short-term investments		(22,457)	-	-
Miscellaneous income		(17,097)	(27,271)	-
Non-cash interest and penalties		22,984	32,697	-
Stock-based compensation		-	948	883,210
Changes in operating assets and liabilities
Receivables		(610)	29,119	33,736
Prepaid expenses and deposits		3,540	11,770	12,228
Accounts payable and accrued liabilities		(119,607)	(194,335)	(180,439)
Due to (from) related parties		(67,900)	70,171	(14,786)

Net cash used in operating activities		(1,796,331)	(3,978,977)	(7,128,241)

Cash flows used in investing activities
Issuance of loan	5	-	(2,300,000)	-
Receipt of loan repayment and applicable taxes	5	277,097	2,067,271	-
Purchase of short-term investments		(875,655)	-	-
Proceeds on sale of short-term investments		403,730	-	-
Acquisition of equipment		(972)	(6,197)	(38,899)

Net cash used in investing activities		(195,800)	(238,926)	(38,899)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	11	-	2,300,000	-
Proceeds from issuance of capital stock and warrants	12	-	2,433,147	81,600

Net cash provided by financing activities		-	4,733,147	81,600

Effects of foreign currency exchange		(32,910)	(16,420)	(46,625)

(Decrease) increase in cash during the year		(2,025,041)	498,824	(7,132,165)

Cash and cash equivalents, beginning of year		2,615,966	2,117,142	9,249,307

Cash and cash equivalents, end of year		$590,925	$2,615,966	$2,117,142

Supplemental disclosures
Cash paid (received) during the year for:
Taxes		$83,527	$98,183	$109,819
Interest		$(15,777)	$(52,622)	$(69,513)

Non-cash financing transactions
Conversion of convertible debenture into common stock		$230,893	$1,655,224	$-

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
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

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar (“CDN$”). The functional currency of SCRN is the U.S. dollar (“US$”).

The accounts of the Company are translated into the Company’s reporting currency, the U.S. dollar as follows:

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

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net loss for the period.

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

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements, continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash. Pursuant to ASC 820 and 825, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of its other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at January 31, 2015 and 2014 as follows:

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents and short-term investments as of January 31, 2015 and 2014:

January 31, 2015

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents/Short- term investments
Level 1:	Cash	$ 590,921	$ 4	$ 590,925	$ 590,925
Level 1	Short-term investments	$ 475,923 (1)	$ 1,683	$ 477,606	$ 477,606

(1)	Includes an unrealized gain of $40,665 and an unrealized foreign exchange loss of $38,982.

January 31, 2014

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,615,959	$ 7	$ 2,615,966	$ 2,615,966

The Company’s cash equivalent and trading security instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the year.

Property and Equipment

Equipment is recorded at cost and depreciated using the declining balance method over their estimated useful lives at 20% for furniture, fixtures and exploration equipment and 30% for computer equipment. Buildings are recorded at cost and depreciated using the straight line method over their estimated useful lives of 10 years.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
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

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
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

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2015, management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the United States to Canada on June 8, 2011, management of the Company believes that it may encounter certain uncertain tax positions as follows:

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

Canadian Federal Income Tax Consequences

As a result of the 2011 merger, Argentex Delaware as the non-surviving corporation is considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware is subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of Canadian federal income tax. As a result of the 2011 continuation, Argentex BC is deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, are subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes, continued

As at January 31, 2015, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the period. The per share amounts include the dilutive effect of common stock equivalents in periods with net income. Basic and diluted loss per share is the same due to the anti-dilutive nature of potential common stock equivalents. As of January 31, 2015, the Company had 4,005,000 stock options and 19,436,706 warrants outstanding which were not included in the calculation of net loss per share for the period because they would have been anti-dilutive.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

Stock Based Compensation

The Company follows ASC 718, Compensation - Stock Compensation, which addresses the accounting for stock based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the more readily measurable of the fair value of the stock and the fair value of the property or service. The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock based awards under ASC 718. The fair value is recorded in expenses depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in expenses in line with the period over which it was earned. For employees and management, this is typically considered to be the vesting period of the award. For consultants, the fair value of the award is recorded in expenses over the term of the service period, and unvested amounts are revalued at each reporting period over the service period. The Company estimates the expected forfeitures and updates the valuation accordingly.

Recently Adopted Accounting Pronouncements

In June 2014, the FASB issued ASU No. 2014-10, which eliminates the concept of a development stage entity (DSE) from U.S. GAAP and removes:

•	ASC 9153 in its entirety, which contained presentation and disclosure requirements specific to DSEs (e.g., inception-to-date information).
•	The guidance in ASC 810 on evaluating whether a DSE has sufficient equity at risk (one of the criteria used in determining whether an entity is a variable interest entity).

The ASU also clarifies that the disclosure requirements in ASC 275 (i.e., disclosures about risks and uncertainties) apply to entities that have “not commenced planned principal operations.”

As the FASB explains in the ASU, users of DSE financial statements do not find “the DSE distinction, the inception-to-date information, and certain other disclosures currently required by DSEs to be decision useful.”

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Except for the amendments to ASC 810, the ASU is effective for public business entities for reporting periods (including interim periods) beginning after December 15, 2014. For other entities, these amendments are effective for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The amendments to ASC 810 are effective one year later for public business entities and two years later for other entities. Early adoption of the amendments is permitted for “any annual reporting period or interim period for which the entity’s financial statements have not yet been issued.” The Company has early adopted ASU 2014-10 for the year ended January 31, 2015.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Other than the accounting pronouncement discussed above, the Company believes that the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $971,420, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $44,788,174. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

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

NOTE 4 – SHORT-TERM INVESTMENTS

Short-term investments include trading securities which consist of investments in mutual funds issued by major financial institutions with the intention of selling them in the short term. As of January 31, 2015, the Company held mutual funds valued at $477,606 ($4,128,906 Argentine pesos) (2014-$nil).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 5 – LOAN RECEIVABLE

Immediately following its July 2, 2013 financing as disclosed in notes 11 and 12, in an effort to protect the Company from the devaluation of the Argentine peso, the Company’s subsidiary, SCRN Properties Ltd. made a loan of $2,300,000 (12,408,500 pesos). The borrower, an Argentine “Mutual”, was the Argentine equivalent of a credit union. The loan was non-interest bearing, repayable in pesos in nine consecutive monthly installments, beginning on July 15, 2013 and ending on March 17, 2014, with the amount of each installment linked to the U.S. dollar. In the event of a default, default interest was to be accrued on the unpaid principal at the rate of 9.3% per annum. Austral Gold Limited guaranteed repayment of the loan.

During the year ended January 31, 2014, $2,040,000 plus taxes of $27,770 equivalent in Argentine pesos on the local exchange gain on the loan repayments, was repaid to the Company, leaving a balance receivable as at January 31, 2014 of $260,000. The final loan installment was repaid to the Company effective March 17, 2014.

NOTE 6 – PROPERTY AND EQUIPMENT

	January 31, 2015
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$88,489	$206,472
Equipment	187,199	107,708	79,491
Furniture and fixtures	19,185	12,780	6,405
Computer equipment	60,073	45,419	14,654
	$561,418	$254,396	$307,022

	January 31, 2014
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$56,043	$238,918
Equipment	187,199	87,835	99,364
Furniture and fixtures	19,185	11,179	8,006
Computer equipment	59,102	39,300	19,802
	$560,447	$194,357	$366,090

NOTE 7 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

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

To acquire the property, the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $787,000 (CDN$1,000,000) or all of the royalty for approximately $1,573,000 (CDN$2,000,000).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued
a)	Pinguino Project, continued

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $787,000 (CDN$1,000,000) or all of the royalty for $1,573,000 (CDN$2,000,000).

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

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. Between May 25, 2011 and June 4, 2013, the Company made cash-in-lieu payments of approximately $11,848 (CDN$11,791) which advanced the expiry date of the three mineral tenures to December 7, 2013. During the fall of 2013, the Company performed preliminary exploration work on the property and during February 2014, submitted a report to the British Colombia government. As a result of the approval of the report, the expiry date of the three mineral tenures was extended to March 1, 2016.

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

	Years
	Ended
	January 31,
	2015	2014	2013

Pinguino:
Assaying, testing and analysis	$19,554	$74,840	$178,337
Camp and supplies	57,102	372,685	1,141,699
Claim maintenance	59,901	42,629	31,243
Drilling	-	425,463	1,680,359
Engineering	148,136	22,415	666,707
Environmental	10,343	12,233	35,518
Geological and geophysical	57,815	254,819	281,229
Metallurgical	1,529	11,230	264,543
Salaries and benefits	81,035	269,537	699,328
Travel and accommodation	3,849	53,302	35,736
	439,264	1,539,153	5,014,699
Condor:
Camp and supplies	-	-	8,260
Claim maintenance	11,866	3,402	12,435
Environmental	824	23,486	-
Geological and geophysical	-	-	15,712
	12,690	26,888	36,407
Contreras and other Santa Cruz:
Assaying, testing and analysis	-	1,535	-
Camp and supplies	9,183	1,541	399
Claim maintenance	(1,468)	6,608	12,646
Environmental	4,085	23,899	4,900
Geological and geophysical	18,284	13,803	248
Salaries and benefits	-	2,538	4,614
Travel and accommodation	-	200	-
	$30,084	$50,124	$22,807

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 7 – MINERAL PROPERTY INTERESTS, continued

	Years
	Ended
	January 31,
	2015	2014	2013

Rio Negro:
Assaying, testing and analysis	$-	$1,016	$496
Camp and supplies	8	2,491	6,596
Claim maintenance	1,181	9,907	54,301
Geological and geophysical	-	3,874	602
Salaries and benefits	-	2,644	6,880
Travel and accommodation	-	83	818
	1,189	20,015	69,693

British Columbia Claims and other:	2,677	6,330	4,067
	$485,904	$1,642,510	$5,147,673

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2015	31, 2014

Accounts payable	$34,956	$123,834
Accrued professional fees	20,847	46,952
Accrued general liabilities	8,206	39,103
Accrued taxes and related interest	63,687	37,414
	$127,696	$247,303

NOTE 9 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso since the date the Company elected to pay in installments, the non-current portion as at January 31, 2015 is approximately $28,546 (2014-$34,966). The current portion in the amount of $3,893 (2014-$4,196) is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the years ended January 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Salaries and benefits	$233,944	$245,497	$161,199
Consulting	176,986	422,547	394,885
Director fees	27,245	93,727	24,797
Stock-based compensation	-	-	374,535
	$438,175	$761,771	$955,416

As at January 31, 2015 the Company owed directors and officers $15,910 (2014 - $83,810). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment. All related party transactions were measured at the amount of consideration established and agreed to by the related parties.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012, the Company signed an employment agreement with its current President and CEO, pursuant to which the Company agreed to pay to him an annual salary of CDN$250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012, the Company granted its current President and CEO stock options pursuant to its 2012 Stock Option Plan to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2015, the Company paid or accrued to its President and CEO salary and benefits of $233,944 (2014-$245,497; 2013-$161,199, including a relocation allowance of $34,048 related to this employment agreement). In addition, consulting fees of $7,237 (CDN$7,000) were paid for services provided prior to this employment agreement. At January 31, 2015, the Company recorded an accrued liability of $7,299 (2014-$4,881) related to this employment agreement.

b)

On January 7, 2011, the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of CDN$12,500 per month. In addition, on January 7, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term, of which 137,500 stock option expired unexercised on January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of CDN$10,000. Effective January 1, 2012, the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. Effective January 1, 2013, respectively, the consulting agreement automatically renewed for one year. On October 1, 2014, but with effect from January 1, 2014, the Company revised and renewed its independent contractor agreement with a company controlled by the Company’s Chief Financial Officer.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 - RELATED PARTY TRANSACTIONS, continued

During the year ended January 31, 2015, the Company paid or accrued consulting fees of $162,522 (2014 - $173,958; 2013 - $181,442) and recorded stock based compensation of $nil (2014 - $nil; 2013 - $103,049) related to this consulting agreement. At January 31, 2015, the Company recorded an accrued liability of $8,611 (2014- $7,028) related to this consulting agreement.

On August 24, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. On November 1, 2012, the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

c)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s former Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of CDN$12,500 plus sales tax. In addition, on March 11, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s former Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four quarterly installments over 12 months commencing on June 1, 2011.

During the year ended January 31, 2015, the Company recorded consulting fees of $14,464 (2014 - $243,327; 2013 - $192,795) and recorded stock based compensation of $nil (2014 - $nil; 2013 - $110,686) related to this consulting agreement. At January 31, 2015, the Company owed an officer of this Company in the amount of $nil (2014- $71,901).

On August 24, 2011, the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s former Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four quarterly installments over 12 months commencing on November 1, 2011. Effective March 1, 2012, the Company renewed the consulting agreement for one year and increased the monthly consulting fee to CDN$15,000 per month plus sales tax. In addition, effective January 20, 2012 until July 31, 2012, the former VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 per month. On November 1, 2012, the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s former Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. The consulting agreement expired on February 28, 2014 and was not renewed. A total of approximately $91,284 (CDN$101,675) was paid on February 26, 2014, which included a voluntary payment of approximately $67,335 (CDN$ 75,000) plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax to a company controlled by the Company’s former Executive Vice President of Corporate Development.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 10 - RELATED PARTY TRANSACTIONS, continued

d)

During the year ended January 31, 2015, the Company paid aggregate director fees of $27,245 to six directors (2014 - $93,727; 2013- $24,797 to five directors) and recorded stock based compensation of $nil (2014 - $nil; 2013 - $201,000) related to stock options granted to five directors. In addition, during the year ended January 31, 2015, the Company paid a company related to a former director approximately $nil (2014 - $5,262; 2013 - $13,411) for consulting fees.

Additional related party transactions are disclosed in note 12 to these financial statements.

NOTE 11 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture was convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

The Company was to pay all or any part of the principal amount due under the Debenture at any time on or before the Maturity Date, without penalty or prepayment premium, by way of conversion but, only to the extent that the Company has received repayments of the Loan Receivable, as described in Note 5 to these financial statements. Terms of the Debenture also limited conversion to a maximum amount of 19.9% of the Company’s common shares outstanding immediately after giving effect to such conversion.

The Company considered the guidance in the FASB Codification, and determined that the Debenture does not contain a beneficial conversion feature, as the fair value of the Company’s common stock on the date of issuance was less than the conversion price. The fair value of the Debenture was charged to additional paid in capital as it has characteristics of an equity instrument since it may not be settled in cash.

The Company also considered whether the Units, once issued, contained an embedded derivative and concluded that they do not since they are denominated in Canadian dollars, the Company’s functional currency.

During the year ended January 31, 2015, the Company converted the remaining principal balance of $260,000 (2013-$2,040,000) of the convertible debenture. The partial conversion was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit and the Company issued 948,342 common shares and 474,171 warrants (2014-7,440,834 common shares and 3,841,829 warrants). Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $29,107 (2014 - $353,726) was credited to additional paid in capital and $230,983 (2014 - $1,686,274) was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at each conversion date at prices ranging from $0.0322 -$0.0706 per warrant. The range of assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.64%-2.11%
Expected life of the warrants	4.29-4.96 years
Annualized volatility	87%-93%
Dividend rate	0%

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK

Stock Transactions

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

Pursuant to subscription agreements with Austral Gold Limited (“Austral”) and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units to Austral Argentina for aggregate gross proceeds of $2,433,147 (CDN$2,557,724). Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $418,258 was credited to additional paid in capital and $2,014,889 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	1.77%
Expected life of the warrants	5 years
Annualized volatility	91%
Dividend rate	0%

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

The subscription proceeds of $2,366,574 from the sale of the Units to Austral were paid to the Company in Canada. The subscription proceeds of $66,573 from the sale of Units and $2,300,000 from the sale of the convertible debenture to Austral Argentina, aggregating $2,366,573, were received by the Company’s subsidiary in Argentina as 12,767,666 Argentine pesos. Immediately following the closing, SCRN Properties Ltd. made a loan in an amount equal to $2,300,000 (12,408,500 pesos) (note 5).

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

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK, continued

Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	1.28
Issued	8,157,829	0.36
Expired	(5,524,500)	1.51
Balance at January 31, 2014	18,962,535	0.74
Issued	474,171	0.36
Balance at January 31, 2015	19,436,706	$0.64

At January 31, 2015, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
10,804,706	$0.90 (CDN$1.14)	October 26, 2015
8,632,000	$0.31 (CDN$0.40)	July 2, 2018
19,436,706

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permitted the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by the TSX Venture stock exchange and by the stockholders in September 2008.

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved its 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under its 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. At the Company’s Annual General Meeting held on November 19, 2013, and at the Company’s Annual General and Special Meeting held on November 12, 2014, the Company’s shareholders re-approved its 2012 stock option plan.

On May 11, 2010, the Company granted 400,000 stock options to a director. These stock options are exercisable at approximately $0.50 (CDN$0.64), expire in five years on May 11, 2015 and vested in accordance with the Company’s stock option plan at 100,000 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $248,616 which was recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were as follows:

Risk free interest rate	2.65%
Expected life of the options	5 years
Annualized volatility	93%
Dividend rate	0%

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK, continued

Stock Options, continued

Between August 24, 2011 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.03 (CDN$1.15) per share, expire between August 23 and August 28, 2016 and vested in accordance with the Company’s stock option plan as 337,500 of these stock options vested on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vested on November 29, 2011, February 29, 2012, May 29, 2012, August 29, 2012, November 29, 2012 and February 28, 2013. Of the stock options granted, 305,000 were forfeited in prior years and 290,000 were forfeited during the current year. The fair value of these stock options was valued at $761,695 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.6%
Expected life of the options	5 years
Annualized volatility	86%
Dividend rate	0%

On November 1, 2012, the Company granted stock options to purchase an aggregate of 3,360,000 shares of its common stock. All options were granted with an exercise price of $0.27 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. A total of 290,000 of these stock options were forfeited during the prior year and 290,000 were forfeited during the current year. The fair value of these stock options was valued at $540,288 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	1.16%
Expected life of the options	3 years
Annualized volatility	86%
Dividend rate	0%

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	0.58
Expired	(1,042,500)	0.69
Balance at January 31, 2014	5,315,000	$0.50
Expired	(1,310,000)	0.63
Balance at January 31, 2015	4,005,000	$0.41

The weighted average fair value per stock option granted during the year ended January 31, 2015 was $nil (2014- $nil; 2013 - $0.16).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 12 – CAPITAL STOCK, continued

Stock Options, continued

At January 31, 2015, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
400,000	$0.50 (CDN$ 0.64)	May 10, 2015
2,740,000	$0.24 (CDN$ 0.305)	October 31, 2015
865,000	$0.90 (CDN$1.15)	August 31, 2016
4,005,000

The fair value of stock options granted during the year ended January 31, 2015 was $nil (2014 - $nil; 2013 - $540,288). At January 31, 2015, 4,005,000 (2014 – 5,315,000) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2015 was $nil (2014 - $948; 2013 - $883,210). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2015	2014	2013
Consulting fees	$-	$948	$300,506
Director fees	-	-	201,000
Mineral property interests	-	-	178,677
Salaries and benefits	-	-	203,027
	$-	$948	$883,210

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2015	2014	2013
Risk-free interest rate	N/A	N/A	1.16%
Expected life of options	N/A	N/A	3 years
Annualized volatility	N/A	N/A	81%
Dividend rate	N/A	N/A	0%

As at January 31, 2015, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $nil (2014-$nil).

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 13 - SEGMENTED INFORMATION

At January 31, 2015 and 2014, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2015	2014

Identifiable assets
Canada	$622,392	$2,194,131
Argentina	1,614,656	1,912,350
	$2,237,048	$4,106,481

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2015	2014	2013

Net loss for the year
Canada	$806,330	$1,753,202	$2,486,208
Argentina	848,894	2,210,288	5,441,742
	$1,655,224	$3,963,490	$7,927,950

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2015		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value

Cash and cash equivalents	Level 1	$590,925	$590,925	$2,615,966	$2,615,966
Short-term investments	Level 1	$477,606	$477,606	$-	$-
Receivables	Level 2	$4,848	$4,848	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable and accrued liabilities	Level 2	$127,696	$127,696	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$15,910	$15,910	$83,810	$83,810
Long term debt	Level 2	$28,546	$28,546	$34,966	$34,966

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

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

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2015 and 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

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

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and short-term investments. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and invested with an international registered broker dealer as they are invested in a liquid managed fund. The fund primarily holds Argentine bonds and although the value of the fund has increased since the technical default of the Argentine government in August 2014 on the payment of bond interest payments, it is possible that the outcome of the technical default, if not rectified, may negatively impact the value of the fund. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions.

At January 31, 2015 and 2014, the Company had approximately $527,000 and $1,260,000, respectively in U.S. cash, $30,000 and $608,000 in Canadian cash, approximately $25,000 and $51,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and Argentinian Nuevo pesos (“ARSs”) of $182,000 and $6,136,000 in an international bank and $4,129,000 and $nil in a managed fund with an international registered broker dealer. In addition, the Company had a loan receivable of $nil and $260,000 from an Argentine Mutual.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

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

At January 31, 2015, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso (ARS)	Dollar ($)

Cash and cash equivalents	182,445	54,997
Short-term investments	4,128,905	-
Receivables	9,488	863
Accounts payable	(170,081)	(7,335)
Long term debt	(246,778)	-
Net exposure	3,903,979	48,525

As a result of the strengthening of the U.S. Dollar against the Argentinian Peso and the CDN Dollar, the Company experienced a foreign exchange loss of $32,004 during the year (2014 foreign exchange loss- $283,632; 2013: foreign exchange gain-$108,848).

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $48,976 in net loss for the year ended January 31, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on net loss of the Company.

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

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 14 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

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

NOTE 15 – COMMITMENTS

Lease Commitments

On December 8, 2010, the Company entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $5,734 (CDN$7,289) per month for the last two years of the term.

On July 25, 2011, the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, the Company renewed its agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $850 per month for the first year and ARS $9,360 or approximately $1,100 per month for the second year.

At January 31, 2015, the minimum future lease payments under the Company’s operating leases are as follows:

Fiscal year ended January 31, 2016	$74,820
Fiscal year ended January 31, 2017	$5,414

Consulting Commitments

At January 31, 2015, the minimum future payments under the Company’s consulting contract is as follows:

Fiscal year ended January 31, 2016	$106,205

NOTE 16 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2015, 2014 and 2013 and no taxes were payable at January 31, 2015 and 2014 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes.

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 16 – INCOME TAXES, continued

The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2015	2014	2013
Net loss for the year before income tax	$(1,624,000)	$(3,949,000)	$(7,906,000)
Combined federal and provincial tax rate	26%	26%	25%

Expected income tax recovery	(422,000)	(1,020,000)	(1,977,000)
Items not deductible for tax purposes	1,000	21,000	218,000
Effect of foreign exchange changes and adjustments	1,279,000	656,000	39,000
Re-domicile tax effect	-	-	-
Change in valuation allowance	(826,627)	357,189	1,742,119
Income tax provision	$31,373	$14,189	$22,119

At January 31, 2015 and 2014, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2015	2014
Property and equipment and cumulative eligible capital	$12,000	$22,000
Mineral resource expenditures	5,099,000	5,733,000
Financing costs	116,000	189,000
Non-capital losses-Canada	3,482,000	3,591,000
Less: valuation allowance	(8,709,000)	(9,535,000)
	$-	$-

The Company has mineral resources tax assets of approximately $19,609,000 for Canadian tax purposes. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of approximately $13,396,000 for Canadian income tax purposes.

These losses may be carried forward to reduce taxable income in future years until they expire:

2023	$398,000
2024	690,000
2025	442,000
2026	304,000
2027	978,000
2028	1,916,000
2029	1,040,000
2030	848,000
2031	212,000
2032	1,430,000
2033	1,939,000
2034	1,802,000
2035	1,397,000
$13,396,000

ARGENTEX MINING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2015, 2014 AND 2013
(Stated in U.S. Dollars)

NOTE 16 – INCOME TAXES, continued

During the year ended January 31, 2015, the Company incurred $31,373 (2014-$14,189) in minimum taxes in Argentina. These taxes can be carried forward for ten years and applied to reduce taxable income.

At January 31, 2015, the Company has branch tax loss carry forwards in Argentina totaling approximately $2,092,000 that expire as follows:

2016	$148,000
2017	809,000
2018	687,000
2019	331,000
2020	117,000

$2,092,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 2, 2012. The Company and its subsidiary file income tax returns in Canada and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizes the open tax years by major jurisdiction: Argentina: 2014

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through May t, 2015, the day the consolidated financial statements were issued and determined the following subsequent events and transactions require recognition and/or disclosure:

a)

On February 25, 2015, 900,000 stock options were issued to three of the Company’s independent directors who elected to receive their 2015 director fee in stock options instead of a cash retainer of approximately $4,000 (CDN$5,000) with a term of three years and an exercise price of $0.04 (CDN$0.05). The options vested immediately.

b)	Subsequent to year-end, 510,000 stock options expired with exercise prices ranging from $0.24 to $0.50.

c)

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with its President and CEO, providing for a temporary reduction in his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the President and CEO’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. If the Company experiences a change in control, the President and CEO would be reimbursed for up to six months’ worth of the temporary reduction.

d)

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with a company controlled by the Company’s Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will termporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. If the Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.

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

4.9	Indemnification Agreement with Peter A. Ball dated January 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.10	Indemnification Agreement with Jeffrey Finkelstein dated January 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on May 10, 2012).

4.11	Employment agreement with Michael Brown dated August 1, 2012 (incorporated by reference to an exhibit to our Form 20-F filed on April 26, 2013).

4.12	Argentex-Austral Investment Agreement dated July 2, 2013 ((incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.13	Subscription Offer from Austral Argentina (Convertible Debenture) dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.14	Argentex Acceptance Letter for Subscription Offer to Austral Argentina dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.15	Argentex Subscription Agreement for Austral Gold dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.16	Argentex Convertible Debenture for Austral Gold dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.17	Argentex-Form of Warrant for Austral Gold dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.18	Guaranty from Austral Gold Limited dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.19	SCRN Properties LTD Loan Agreement dated July 2, 2013 (incorporated by reference to an exhibit to our Form 6-k filed on July 9, 2013).

4.20	Independent contractor agreement dated effective January 1, 2014, with JBD Consulting Ltd. and Jeffrey Finkelstein*

4.21	Amending agreement dated May 1, 2015 with JBD Consulting Ltd. and Jeffrey Finkelstein*

8.	List of Subsidiaries

8.1	The Company currently holds a 100% interest in SCRN Property Ltd., a British Columbia corporation.

12.	Rule 13a-14(a) Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

13.	Rule 13a-14(b) Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael Brown.

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jeff Finkelstein.

101.	Interactive Data File

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARGENTEX MINING CORPORATION

/s/Michael Brown
Michael Brown
Chief Executive Officer and President
(Principal Executive Officer)

Date: May 26, 2015

/s/Jeff Finkelstein
Jeff Finkelstein
Chief Financial Officer, Treasurer and Corporate Secretary
(Principal Financial Officer and Principal Accounting Officer)

Date: May 26, 2015